As filed with the Securities and Exchange Commission on March 4, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Huntington Bancshares Incorporated

(Exact Name of Registrant as Specified in its Charter)

Maryland	6021	31-0724920
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard A. Cheap, Esq.

General Counsel and Secretary

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-4647

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Edward D. Herlihy, Esq. Nicholas G. Demmo, Esq. Mark F. Veblen, Esq. Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, New York 10019 (212) 403-1000	Carlton E. Langer Executive Vice President, Chief Legal Officer and Corporate Secretary FirstMerit Corporation III Cascade Plaza Akron, Ohio 44308 (330) 996-6300	H. Rodgin Cohen, Esq. Mark J. Menting, Esq. Jared M. Fishman, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Common Stock, par value $0.01 per share	288,268,081(1)	N/A	$2,466,200,464.52(3)	$248,346.39
5.875% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share	100,000(2)	N/A	$100,000,000(4)	$10,070.00
Depositary Shares each representing a 1/40th interest in a share of 5.875% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share	(6)	(6)	(6)	(6)

(1)	Represents the maximum number of shares of Huntington Bancshares Incorporated (“Huntington”) common stock estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of FirstMerit Corporation (“FirstMerit”) common stock outstanding and reserved for issuance under various equity plans as of February 29, 2016, and the exchange of each such share of FirstMerit common stock for 1.72 shares of Huntington common stock and $5.00 in cash, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2016 (the “merger agreement”), by and among Huntington, FirstMerit, and West Subsidiary Corporation, a wholly owned subsidiary of Huntington, which is attached to the joint proxy statement/prospectus as Annex A.
(2)	Represents the maximum number of shares of Huntington 5.875% Series C Non-Cumulative Preferred Stock, par value $0.01 per share, estimated to be issuable upon completion of the mergers described herein. This number is based on the number of shares of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, outstanding as of February 29, 2016, and the exchange of each such share of FirstMerit preferred stock for one share of Huntington preferred stock, pursuant to the terms of the merger agreement.
(3)	The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of FirstMerit common stock in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (i) the product of (A) $19.715, the average of the high and low prices per share of FirstMerit common stock as reported on the NASDAQ Stock Market on February 29, 2016 and (B) 167,597,721, the estimated maximum number of shares of FirstMerit common stock that may be exchanged for the merger consideration, including shares reserved for issuance under various equity plans, and that are to be registered minus (ii) $837,988,605, the estimated amount of cash that is to be paid by Huntington to FirstMerit common shareholders in connection with the merger.
(4)	The proposed maximum aggregate offering price of the registrant’s preferred stock was calculated based upon the book value per share of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A as of December 31, 2015 (as disclosed in FirstMerit’s Form 10-K for the fiscal year ended December 31, 2015) pursuant to Rule 457(f)(2) under the Securities Act.
(5)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act based on a rate of $100.70 per $1,000,000 of the proposed maximum aggregate offering price.
(6)	No separate registration fee will be payable in respect of the depositary shares each representing a 1/40th interest in a share of 5.875% Series C Non-Cumulative Perpetual Preferred Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 4, 2016

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On January 25, 2016, Huntington Bancshares Incorporated, or Huntington, and FirstMerit Corporation, or FirstMerit, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, a wholly owned subsidiary of Huntington will merge with and into FirstMerit, with FirstMerit remaining as the surviving entity and becoming a wholly owned subsidiary of Huntington (which we refer to as the “merger”). Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Huntington (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger or at such later time as Huntington may determine in its sole discretion, FirstMerit Bank, National Association, a national bank and wholly-owned bank subsidiary of FirstMerit, will merge with and into The Huntington National Bank, a national bank and wholly-owned subsidiary of Huntington, with The Huntington National Bank as the surviving bank, in a transaction we refer to as the “bank merger.” The mergers will bring together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses in the Midwest.

In the merger, each outstanding share of FirstMerit common stock (except for specified shares of FirstMerit common stock held by FirstMerit or Huntington and shares of FirstMerit common stock held by shareholders who properly exercise dissenters’ rights) will be automatically converted into the right to receive 1.72 shares of Huntington common stock (which we refer to as the “stock consideration”) plus $5.00 in cash (which we refer to as the “cash consideration” and, together with the stock consideration, the “merger consideration”). Although the cash consideration and the number of shares of Huntington common stock that each FirstMerit common shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Huntington common stock. Based on the closing price of Huntington’s common stock on the NASDAQ Stock Market, or the NASDAQ, on January 25, 2016, the last trading day before public announcement of the merger, the exchange of FirstMerit shares for shares of Huntington common stock (which we refer to as the “exchange ratio”) plus the cash consideration represented approximately $20.14 in value for each share of FirstMerit common stock and approximately $3.4 billion in the aggregate. Based on the closing price of Huntington’s common stock on [                        ] of $[        ], the stock consideration plus the cash consideration represented approximately $[        ]in value for each share of FirstMerit common stock and approximately $[        ] in the aggregate. We urge you to obtain current market quotations for Huntington (trading symbol “HBAN”) and FirstMerit (trading symbol “FMER”).

Based on the exchange ratio and the number of shares of FirstMerit common stock outstanding and reserved for issuance under various employee benefit plans as of [            ], Huntington currently expects to issue approximately [            ] shares upon the completion of the merger. However, an increase or decrease in the number of outstanding shares of FirstMerit common stock prior to the completion of the merger could cause the actual number of shares issued upon completion to change.

Also, in the second step merger, each share of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, with a liquidation preference of $1,000 per share, issued and outstanding immediately prior to the effective time of the second step merger will be automatically converted into the right to receive one share of Huntington 5.875% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share. But for the par value, the dividend payment dates, and the optional redemption date of the securities, the Huntington preferred stock to be issued in connection with the second step merger will have terms that are substantively identical to the terms of the outstanding FirstMerit preferred stock. Based on the number of shares of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, outstanding as of [                    ], 2016, and the exchange of each such share of FirstMerit preferred stock for one share of Huntington preferred stock, the maximum number of shares of Huntington preferred stock issuable in the second step merger is 100,000.

FirstMerit and Huntington will each hold a special meeting of their shareholders in connection with the mergers. FirstMerit common shareholders will be asked to vote to adopt the merger agreement and approve related matters, as described in the attached joint proxy statement/prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of FirstMerit common stock. Huntington common stockholders will be asked to vote to approve the issuance of the shares of Huntington common stock in connection with the merger. Approval of the issuance of the shares of Huntington common stock in connection with the merger requires the affirmative vote of a majority of the votes cast by holders of outstanding Huntington common stock.

Holders of FirstMerit preferred stock and holders of depositary shares representing FirstMerit preferred stock are not entitled to and are not requested to vote at the FirstMerit special meeting. Holders of Huntington preferred stock are not entitled to and are not requested to vote at the Huntington special meeting.

The special meeting of Huntington common stockholders will be held on [    ] at Huntington’s Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219, at [    ] local time. The special meeting of FirstMerit common shareholders will be held on [    ] at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308, at [    ] local time.

The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the FirstMerit special meeting.

The Huntington board of directors recommends that Huntington common stockholders vote “FOR” the issuance of shares of Huntington common stock in connection with the merger.

The attached joint proxy statement/prospectus describes the special meeting of Huntington, the special meeting of FirstMerit, the mergers, the documents related to the mergers, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors,” for a discussion of the risks relating to the proposed mergers. You also can obtain information about Huntington and FirstMerit from documents that each has filed with the Securities and Exchange Commission.

Stephen D. Steinour Chairman, President and Chief Executive Officer Huntington Bancshares Incorporated	Paul G. Greig Chairman, President and Chief Executive Officer FirstMerit Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the mergers or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Huntington or FirstMerit, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [    ], and it is first being mailed or otherwise delivered to the stockholders of Huntington and FirstMerit on or about [    ].

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Huntington Bancshares Incorporated:

Huntington Bancshares Incorporated (which we refer to as “Huntington”) will hold a special meeting of holders of common stock of Huntington (which we refer to as “Huntington common stockholders”) at [    ] local time, on [    ], at Huntington’s Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219 (which we refer to as the “Huntington special meeting”) to consider and vote upon the following matter:

•	a proposal to approve the issuance of shares of Huntington common stock in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of January 25, 2016, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), by and among Huntington, FirstMerit Corporation and West Subsidiary Corporation (which we refer to as the “Huntington stock issuance proposal”).

We have fixed the close of business on [    ] as the record date for the special meeting. Only Huntington common stockholders of record at that time are entitled to notice of, and to vote at, the Huntington special meeting, or any postponement or adjournment of the Huntington special meeting. Approval of the Huntington stock issuance proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding Huntington common stock (which we refer to as “Huntington common stock”). In accordance with Huntington’s bylaws, the Huntington special meeting may be adjourned by the Chairman of the meeting.

The Huntington board of directors has approved the mergers, the stock issuance and the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the mergers and the stock issuance, are advisable and in the best interests of Huntington, and recommends that Huntington common stockholders vote “FOR” the Huntington stock issuance proposal.

Your vote is very important. We cannot complete the merger unless Huntington’s stockholders approve the issuance of shares of Huntington common stock as contemplated by the merger agreement.

Regardless of whether you plan to attend the Huntington special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Huntington, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of Huntington common stock who is present at the Huntington special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Huntington special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

The enclosed joint proxy statement/prospectus provides a detailed description of the Huntington special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Richard A. Cheap
General Counsel and Secretary Huntington Bancshares Incorporated

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of FirstMerit Corporation:

NOTICE IS HEREBY GIVEN that FirstMerit Corporation (which we refer to as “FirstMerit”) will hold a special meeting of holders of common stock of FirstMerit (which we refer to as “FirstMerit common shareholders”) at [     ] local time, on [     ], at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308 (which we refer to as the “FirstMerit special meeting”) to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of January 25, 2016, by and among FirstMerit, Huntington Bancshares Incorporated (which we refer to as “Huntington”) and West Subsidiary Corporation (which we refer to as “Merger Sub”), as such agreement may be amended from time to time, a copy of which is attached as Annex A (which we refer to as the “FirstMerit merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of FirstMerit may receive in connection with the merger pursuant to existing agreements or arrangements with FirstMerit (which we refer to as the “FirstMerit compensation proposal”); and

•	a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the FirstMerit merger proposal (which we refer to as the “FirstMerit adjournment proposal”).

The FirstMerit board of directors has fixed the close of business on [    ] as the record date for the FirstMerit special meeting. Only FirstMerit common shareholders of record at that time are entitled to notice of, and to vote at, the FirstMerit special meeting, or any adjournment or postponement of the FirstMerit special meeting. Adoption of the FirstMerit merger proposal requires the affirmative vote of holders of a majority of the voting power of the outstanding shares of common stock of FirstMerit (which we refer to as “FirstMerit common stock”). Approval of the FirstMerit compensation proposal requires the affirmative vote by the holders of a majority of the votes cast at the FirstMerit special meeting and the approval of the FirstMerit adjournment proposal requires the affirmative vote by the holders of a majority of the shares of FirstMerit common stock present or represented by proxy at the FirstMerit special meeting.

The FirstMerit board of directors has approved the merger agreement, has determined that the mergers, on the terms and conditions set forth in the merger agreement, is in the best interests of FirstMerit and its shareholders and recommends that FirstMerit common shareholders vote “FOR” the FirstMerit merger proposal, “FOR” the FirstMerit compensation proposal and “FOR” the FirstMerit adjournment proposal.

Your vote is very important. We cannot complete the merger unless FirstMerit’s shareholders adopt the FirstMerit merger proposal.

Each copy of the joint proxy statement/prospectus mailed to holders of FirstMerit common stock is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the FirstMerit special meeting, please vote as soon as possible by accessing the Internet site listed on the FirstMerit proxy card, by voting telephonically using the phone number listed on the FirstMerit proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of FirstMerit and are voting by mail, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of FirstMerit common stock who is present at the FirstMerit special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the FirstMerit special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

Under Ohio law, FirstMerit common shareholders who do not vote in favor of the adoption of the FirstMerit merger proposal will have the right to seek appraisal of the fair cash value of their shares of FirstMerit common stock as determined by the court of common pleas of the Ohio county in which the principal office of FirstMerit is located if the merger is completed, but only if they submit a written demand for such an appraisal prior to the vote on the FirstMerit merger proposal and comply with the other Ohio law procedures explained in the accompanying joint proxy statement/prospectus. FirstMerit common shareholders who do not vote in favor of the FirstMerit merger proposal and who submit a written demand for such an appraisal prior to the vote on the FirstMerit merger proposal and comply with the other Ohio law procedures will not receive the merger consideration.

The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Carlton E. Langer
Executive Vice President, Chief Legal Officer and Secretary
FirstMerit Corporation

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Huntington and FirstMerit from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Huntington and/or FirstMerit at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

Huntington Bancshares Incorporated	FirstMerit Corporation
Huntington Investor Relations	Attention: Thomas P. O’Malley, Investor Relations
Huntington Center, HC0935	III Cascade Plaza
41 South High Street	Akron, Ohio 44308
Columbus, Ohio 43287	(330) 384-7109
(800) 576-5007

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that Huntington common stockholders requesting documents must do so by [    ], in order to receive them before the Huntington special meeting, and FirstMerit common shareholders requesting documents must do so by [    ], in order to receive them before the FirstMerit special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [    ], and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to FirstMerit common shareholders or Huntington common stockholders, nor the issuance by Huntington of shares of common stock or shares of preferred stock in connection with the mergers, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding FirstMerit has been provided by FirstMerit and information contained in this document regarding Huntington has been provided by Huntington.

Please see “Where You Can Find More Information” for more details.

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers and the Huntington special meeting or the FirstMerit special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the Huntington special meeting or the FirstMerit special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Q:	What are the mergers?

A:	Huntington, FirstMerit and West Subsidiary Corporation, an Ohio corporation and a direct, wholly-owned subsidiary of Huntington (which we refer to as “Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of January 25, 2016, as such agreement may be amended from time to time (which we refer to as the “merger agreement”). Under the merger agreement, Merger Sub will merge with and into FirstMerit, with FirstMerit remaining as the surviving entity and becoming a wholly owned subsidiary of Huntington (which we refer to as the “merger”). Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Huntington (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger, or at such later time as Huntington may determine in its sole discretion, FirstMerit Bank, National Association (which we refer to as “FirstMerit Bank”), a national bank and wholly-owned bank subsidiary of FirstMerit, will merge with and into The Huntington National Bank, a national bank and wholly-owned bank subsidiary of Huntington, with The Huntington National Bank continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

If the merger is completed, FirstMerit common shareholders will receive 1.72 shares of Huntington common stock plus $5.00 in cash for each share of FirstMerit common stock they hold immediately prior to the merger. Huntington will not issue any fractional shares of Huntington common stock in the merger. FirstMerit common shareholders who would otherwise be entitled to a fraction of a share of Huntington common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Huntington share closing price, as further discussed below. As a result of the foregoing, based on the number of shares of Huntington and FirstMerit common stock outstanding as of [    ], approximately [    ]% of outstanding Huntington common stock following the merger will be held by stockholders that were holders of Huntington common stock immediately prior to the effectiveness of the merger and approximately [    ]% of outstanding Huntington common stock will be held by stockholders that were holders of FirstMerit common stock immediately prior to the effectiveness of the merger.

The merger cannot be completed unless, among other things, FirstMerit common shareholders approve their proposal to adopt the merger agreement and Huntington common stockholders approve their proposal for issuance of shares of Huntington common stock in connection with the merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to you because it is a joint proxy statement being used by both Huntington’s and FirstMerit’s boards of directors to solicit proxies of their respective common stockholders in connection with the adoption of the merger agreement, the issuance of shares of Huntington common stock, and related matters.

In order to approve the issuance of shares of Huntington common stock, Huntington has called a special meeting of its common stockholders. This document serves as proxy statement for the Huntington special meeting and describes the proposal to be presented at the Huntington special meeting. Holders of

Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock and Floating Rate Series B Non-Cumulative Perpetual Preferred Stock are not entitled to, and are not requested to, vote at the Huntington meeting.

FirstMerit has also called a special meeting of its shareholders to adopt the merger agreement and approve related matters. This document serves as proxy statement for the FirstMerit special meeting and describes the proposals to be presented at the FirstMerit special meeting. Holders of FirstMerit preferred stock, as defined below, and holders of depositary shares representing shares of FirstMerit preferred stock (which we refer to as the “FirstMerit depositary shares”) are not entitled to, and are not requested to, vote at the FirstMerit meeting.

Finally, this document is also a prospectus that is being delivered to FirstMerit common shareholders because, in connection with the mergers, Huntington is offering, in addition to cash consideration, shares of its common stock to FirstMerit common shareholders. Huntington also is issuing shares of Huntington 5.875% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference of $1,000 per share (which we refer to as the “Huntington preferred stock”), to holders of FirstMerit’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value and with liquidation preference of $1,000 per share (which we refer to as the “FirstMerit preferred stock”). Each share of FirstMerit preferred stock will be automatically converted into the right to receive one share of Huntington preferred stock in the second step merger. Following the completion of the second step merger, each outstanding FirstMerit depositary share will be converted into a depositary share representing a 1/40th interest in a share of Huntington preferred stock (which we refer to as a “Huntington depositary share”).

This joint proxy statement/prospectus contains important information about the mergers and the other proposals being voted on at the Huntington and FirstMerit special meetings and important information to consider in connection with an investment in Huntington common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What are Huntington common stockholders being asked to vote on at the Huntington special meeting?

A:	Huntington is soliciting proxies from its stockholders with respect to the following proposal:

•	a proposal to approve the issuance of shares of Huntington common stock in connection with the merger as contemplated by the merger agreement (which we refer to as the “Huntington stock issuance proposal”).

Q:	What are FirstMerit common shareholders being asked to vote on at the FirstMerit special meeting?

A:	FirstMerit is soliciting proxies from its shareholders with respect to the following proposals:

•	a proposal to adopt the merger agreement (which we refer to as the “FirstMerit merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of FirstMerit may receive in connection with the merger pursuant to existing agreements or arrangements with FirstMerit (which we refer to as the “FirstMerit compensation proposal”); and

•	a proposal to adjourn the FirstMerit special meeting, if necessary or appropriate, to solicit additional proxies in favor of the FirstMerit merger proposal (which we refer to as the “FirstMerit adjournment proposal”).

Q:	What will FirstMerit common shareholders receive in the merger?

A:	If the merger is completed, FirstMerit common shareholders will receive 1.72 shares (which we refer to as the “exchange ratio”) of Huntington common stock (which we refer to as the “stock consideration”) plus a $5.00 cash payment (which we refer to as the “cash consideration” and, together with the stock consideration, as the “merger consideration”) for each share of FirstMerit common stock held immediately prior to the merger. Huntington will not issue any fractional shares of Huntington common stock in the merger. In lieu of fractional shares of Huntington common stock, Huntington will pay to each former FirstMerit common shareholder who holds fractional shares an amount in cash equal to the fractional share that such shareholder would otherwise be entitled to receive (rounded to the nearest cent), determined by multiplying the average of the closing-sale prices of Huntington common stock on the NASDAQ Stock Market (which we refer to as the “NASDAQ”), as reported by The Wall Street Journal, for the five full trading days ending on the day preceding the closing date of the merger (which we refer to as the “Huntington share closing price”) by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington common stock that such shareholder would otherwise be entitled to receive.

Q:	What will holders of FirstMerit depositary shares receive in the mergers?

A:	If the second step merger is completed, holders of FirstMerit depositary shares will hold Huntington depositary shares. After the second step merger is completed, each such outstanding depositary share will represent a 1/40th interest in a share of newly issued Huntington preferred stock, which will have terms that are substantively identical to the terms of FirstMerit’s outstanding preferred stock (except for the par value, the dividend payment dates and the optional redemption date of the securities). For more information, see “Designation of New Huntington Preferred Stock.”

Q:	What will Huntington common stockholders receive in the merger?

A:	If the merger is completed, Huntington common stockholders will not receive any merger consideration and will continue to hold the shares of Huntington common stock that they currently hold. Following the merger, shares of Huntington common stock will continue to be traded on the NASDAQ under the symbol “HBAN.”

Q:	How will the merger affect FirstMerit options?

A:	At the effective time of the merger, which we refer to as the “effective time,” each FirstMerit option that is outstanding and has a per share exercise price that is less than the sum of (i) the cash consideration and (ii) the dollar value of 1.72 shares of Huntington common stock, based on the Huntington share closing price (the “per share cash equivalent consideration”), will be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by the FirstMerit option, less applicable tax withholdings. A “net share” is determined, with respect to each FirstMerit option, by dividing (1) the product of (A) the excess, if any, of (x) per share cash equivalent consideration over (y) the per share exercise price of such FirstMerit option, multiplied by (B) the number of shares of FirstMerit common stock underlying such FirstMerit option, by (2) the per share cash equivalent consideration.

At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is greater than or equal to the per share cash equivalent consideration will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such FirstMerit option prior to the effective time, the number of shares of Huntington common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of FirstMerit common stock subject to the FirstMerit option by the equity award exchange ratio (as defined below), at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the FirstMerit option by the equity award exchange ratio. The “equity award exchange ratio” is equal to the sum of (i) the exchange ratio and (ii) the quotient (rounded to four decimal places) of the cash consideration divided by the Huntington share closing price.

Q:	How will the merger affect FirstMerit restricted stock and restricted stock units?

A:	At the effective time, each award of restricted shares of FirstMerit common stock (each, a “FirstMerit restricted stock award”) and each award of FirstMerit restricted stock units (each, a “FirstMerit RSU award”) granted prior to January 25, 2016 that is outstanding will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of FirstMerit common stock subject to each such award, less applicable tax withholdings. The performance conditions applicable to a FirstMerit RSU award granted prior to January 25, 2016 will be deemed satisfied at maximum performance at the effective time.

At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted on or following January 25, 2016 that is outstanding will be assumed and converted into a restricted stock or restricted stock unit award relating to shares of Huntington common stock, with the same terms and conditions as were applicable under such award, and relating to the number of shares of Huntington common stock (rounded to the nearest whole share), determined by multiplying (i) the number of shares of FirstMerit common stock subject to such FirstMerit award immediately prior to the effective time by (ii) the equity award exchange ratio.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	Yes. Although the merger consideration is fixed, the value of the stock consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of Huntington common stock. Any fluctuation in the market price of Huntington common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Huntington common stock that FirstMerit common shareholders will receive.

Q:	How does the Huntington board of directors recommend that I vote at the Huntington special meeting?

A:	The Huntington board of directors recommends that you vote “FOR” the Huntington stock issuance proposal.

Q:	How does the FirstMerit board of directors recommend that I vote at the FirstMerit special meeting?

A:	The FirstMerit board of directors recommends that you vote “FOR” the FirstMerit merger proposal, “FOR” the FirstMerit compensation proposal, and “FOR” the FirstMerit adjournment proposal.

Q:	When and where are the meetings?

A:	The Huntington special meeting will be held at Huntington’s Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219 on [ ], at [ ] local time.

The FirstMerit special meeting will be held at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308 on [    ], at [    ] local time.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Huntington special meeting and/or FirstMerit special meeting, as applicable. If you are a stockholder of both Huntington and FirstMerit, you will need to vote your Huntington and FirstMerit shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a stockholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker or other holder of record, you must direct your bank, broker or other holder of record how to vote in accordance with the instructions you have received from your bank, broker or other holder of record. “Street name” stockholders who wish to vote in person at the Huntington special meeting or FirstMerit special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the Huntington special meeting?

A:	The presence at the Huntington special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Huntington common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the FirstMerit special meeting?

A:	The presence at the FirstMerit special meeting, in person or by proxy, of holders of a majority of the voting power of FirstMerit will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the Huntington special meeting?

A:	Huntington stock issuance proposal:

•	Standard: Approval of the Huntington stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Huntington special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Huntington special meeting, or fail to instruct your bank or broker how to vote with respect to the Huntington stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the FirstMerit special meeting?

A:	FirstMerit merger proposal:

•	Standard: Approval of the FirstMerit merger proposal requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of FirstMerit common stock.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the FirstMerit merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FirstMerit compensation proposal:

•	Standard: Approval of the FirstMerit compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the FirstMerit special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

FirstMerit adjournment proposal:

•	Standard: Whether or not a quorum is present, approval of the FirstMerit adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of FirstMerit common stock present or represented by proxy at the special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit adjournment proposal, it will have no effect on the proposal.

Q:	Will holders of FirstMerit depositary shares be entitled to vote at the FirstMerit special meeting?

A:	No. Because the underlying FirstMerit preferred stock does not have voting rights with respect to any of the proposals that will be considered at the FirstMerit special meeting, holders of FirstMerit depositary shares will not be entitled to vote at the FirstMerit special meeting, and should not submit a proxy card with respect to the FirstMerit special meeting or otherwise attempt to vote with respect to their FirstMerit depositary shares.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Huntington or FirstMerit to obtain the necessary quorum to hold their special meetings. In addition, if you are a holder of FirstMerit common stock, your abstention will have the same effect as a vote “AGAINST” the FirstMerit merger proposal and “AGAINST” the FirstMerit adjournment proposal, and your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” the FirstMerit merger proposal.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Huntington or FirstMerit, or by voting in person at the Huntington special meeting or the FirstMerit special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other holder of record. Further, brokers, banks, or other holder of record who hold shares of Huntington common stock or FirstMerit common stock on behalf of their customers may not give a proxy to Huntington or FirstMerit to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other holder of record do not have discretionary voting power on these matters. If you are a FirstMerit “street name” shareholder, failure to instruct your bank, broker, or other holder of record how to vote will have the same effect as a vote “AGAINST” the FirstMerit merger proposal.

Q:	How do I vote if I own shares through the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan?

A:	Participants in the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan, referred to as the “FirstMerit 401(k) Plan,” as of the record date of the FirstMerit special meeting, have the right to participate in directing the voting of FirstMerit common stock held in their plan accounts as of that date, but do not have the right to vote those shares personally at the FirstMerit special meeting. Such participants should refer to the voting instructions provided by the plan fiduciaries for information on how to direct the voting of such shares.

Q:	Can I attend the Huntington and FirstMerit special meetings and vote my shares in person?

A:	Yes. All holders of the common stock of Huntington and FirstMerit, including holders of record and holders who hold their shares through banks, brokers or any other holder of record, are invited to attend their respective special meetings. Holders of record of Huntington and FirstMerit common stock can vote in person at the Huntington special meeting and FirstMerit special meeting, respectively. If you are not a holder of record (i.e., if your shares are held for you in “street name”), you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank, or other holder of record, to be able to vote in person at the meetings. If you plan to attend your meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. Huntington and FirstMerit reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the Huntington special meeting or the FirstMerit special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Huntington special meeting or the FirstMerit special meeting, as applicable.

Q:	Can I change my vote?

A:	Huntington common stockholders: Yes. If you are a holder of record of Huntington common stock, you may change your vote at any time before your shares of Huntington common stock are voted at the Huntington special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Huntington’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Huntington after the vote will not affect the vote. Huntington’s corporate secretary’s mailing address is: Corporate Secretary of Huntington at Huntington Center, 41 South High Street, Columbus, Ohio 43287. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your vote.

FirstMerit common shareholders: Yes. If you are a holder of record of FirstMerit common stock, you may change your vote at any time before your shares of FirstMerit common stock are voted at the FirstMerit special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to FirstMerit’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by FirstMerit after the vote will not affect the vote. FirstMerit’s corporate secretary’s mailing address is: Corporate Secretary of FirstMerit at III Cascade Plaza, Akron, Ohio 44308. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to change your vote.

Q:	Will FirstMerit be required to submit the proposal to adopt the merger agreement to its shareholders even if the FirstMerit board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the FirstMerit special meeting, FirstMerit is required to submit the proposal to adopt the merger agreement to its shareholders even if the FirstMerit board of directors has withdrawn or modified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to FirstMerit common shareholders?

A:

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer as the “Code,” and it is a condition to the respective obligations of Huntington and FirstMerit to complete the merger that each of

Huntington and FirstMerit receives a legal opinion to that effect. Accordingly, a FirstMerit common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Huntington common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of FirstMerit common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). Further, a FirstMerit common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Huntington common stock that the FirstMerit common shareholder would otherwise be entitled to receive. For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger.”

The United States federal income tax consequences described above may not apply to all holders of FirstMerit common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are FirstMerit common shareholders entitled to dissenters’ rights?

A:	Yes. FirstMerit common shareholders are expected to be entitled to dissenters’ rights. For further information, see “The Merger—Dissenters’ Rights in the Merger.”

Q:	If I am a FirstMerit common shareholder, should I send in my FirstMerit stock certificate(s) now?

A:	No. Please do not send in your FirstMerit stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging FirstMerit stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:	What should I do if I hold my shares of FirstMerit common stock in book-entry form?

A:	You are not required to take any special additional actions if your shares of FirstMerit common stock are held in book-entry form. After the completion of the merger, shares of FirstMerit common stock held in book-entry form automatically will be exchanged for book-entry shares of Huntington common stock, plus the cash consideration.

Q:	What should I do if I receive more than one set of voting materials?

A:	Huntington and FirstMerit common stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Huntington and/or FirstMerit common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Huntington common stock or FirstMerit common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Huntington common stock and FirstMerit common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Huntington common stock and/or FirstMerit common stock that you own.

Q:	When do you expect to complete the merger?

A:	Huntington and FirstMerit expect to complete the merger in the third quarter of 2016. However, neither Huntington nor FirstMerit can assure you of when or if the merger will be completed. Huntington must obtain the approval of Huntington common stockholders for the issuance of shares of Huntington common stock at its special meeting, and FirstMerit must obtain the approval of FirstMerit common shareholders to adopt the merger agreement at its special meeting. Huntington and FirstMerit must also obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, FirstMerit common shareholders will not receive any consideration for their shares of FirstMerit common stock in connection with the merger. Instead, FirstMerit will remain an independent, public company and FirstMerit common stock and FirstMerit depositary shares will continue to be listed and traded on the NASDAQ and the New York Stock Exchange (which we refer to as the “NYSE”), respectively. In addition, if the merger agreement is terminated in certain circumstances, FirstMerit may be required to pay a termination fee. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Whom should I call with questions?

A:	Huntington common stockholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Huntington common stock, please contact Huntington’s proxy solicitor, [ ], at [ ], or toll-free at [ ].

FirstMerit common shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of FirstMerit common stock, please contact FirstMerit’s proxy solicitor, [    ], at [    ], or toll-free at [    ].

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the mergers. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, FirstMerit Common Shareholders Will Receive Huntington Common Stock and Cash (page [    ])

Huntington and FirstMerit are proposing a strategic merger. If the merger is completed, FirstMerit common shareholders will receive 1.72 shares of Huntington common stock plus $5.00 in cash for each share of FirstMerit common stock they hold immediately prior to the merger. Huntington will not issue any fractional shares of Huntington common stock in the merger. FirstMerit common shareholders who would otherwise be entitled to a fraction of a share of Huntington common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Huntington share closing price as further discussed in this joint proxy statement/prospectus. As a result of the foregoing, based on the number of shares of Huntington and FirstMerit common stock outstanding as of [    ], approximately [    ]% of outstanding Huntington common stock following the merger will be held by stockholders that were holders of Huntington common stock immediately prior to the effectiveness of the merger and approximately [    ]% of outstanding Huntington common stock will be held by stockholders that were holders of FirstMerit common stock immediately prior to the effectiveness of the merger.

Huntington common stock is listed on the NASDAQ under the symbol “HBAN,” and FirstMerit common stock is listed on the NASDAQ under the symbol “FMER.” The following table shows the closing sale prices of Huntington common stock and FirstMerit common stock as reported on the NASDAQ on January 25, 2016, the last full trading day before the public announcement of the merger agreement, and on March 3, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of FirstMerit common stock, which was calculated by multiplying the closing price of Huntington common stock on those dates by the exchange ratio of 1.72 shares of Huntington common stock per share of FirstMerit common stock and then adding the cash consideration of $5.00.

	Huntington Common Stock	FirstMerit Common Stock	Cash Consideration	Implied Value of One Share of FirstMerit Common Stock
January 25, 2016	$8.80	$15.37	$5.00	$20.14
March 3, 2016	$9.60	$21.11	$5.00	$21.51

The merger agreement governs the mergers. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the mergers are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the mergers.

The Huntington Board of Directors Recommends that Huntington Common Stockholders Vote “FOR” the Huntington Stock Issuance Proposal at the Huntington Special Meeting (page [    ])

The Huntington board of directors has approved the mergers, the stock issuance and the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the mergers and the stock issuance, are advisable and in the best interests of Huntington, and recommends that Huntington common stockholders vote “FOR” the Huntington stock issuance proposal. For the factors considered by the Huntington board of directors in reaching its decision to approve the merger agreement, see “The Merger—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors.”

The FirstMerit Board of Directors Recommends that FirstMerit Common Shareholders Vote “FOR” the Adoption of the Merger Agreement and the Other Proposals Presented at the FirstMerit Special Meeting (page [    ])

The FirstMerit board of directors has determined that the mergers, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of FirstMerit and its shareholders, and has approved the merger agreement. The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the FirstMerit merger proposal and “FOR” the other proposals presented at the FirstMerit special meeting. For the factors considered by the FirstMerit board of directors in reaching its decision to approve the merger agreement, see “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors.”

Opinion of Huntington’s Financial Advisor (page [    ] and Annex B)

Opinion of Goldman, Sachs & Co.

At a meeting of the Huntington board of directors held on January 25, 2016, Goldman, Sachs & Co. (which we refer to as “Goldman Sachs”), rendered to the Huntington board of directors its oral opinion, subsequently confirmed in writing, that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement was fair from a financial point of view to Huntington.

The full text of the written opinion of Goldman Sachs, dated January 25, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Huntington board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Huntington common stock should vote with respect to the proposed transaction or any other matter.

For further information, see “The Merger—Opinion of Goldman, Sachs & Co.”

Opinion of FirstMerit’s Financial Advisor (page [    ] and Annex C)

At the January 22, 2016 meeting at which the FirstMerit board of directors considered the merger agreement, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler”), delivered to the FirstMerit board of directors its oral opinion, which was subsequently confirmed in writing on January 25, 2016 that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler’s opinion, the merger consideration was fair to FirstMerit common shareholders from a financial point of view.

The full text of Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion.

FirstMerit common shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

Sandler’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler as of, the date thereof. The opinion was directed to the FirstMerit board of directors and is directed only to the fairness of the merger consideration to FirstMerit common shareholders from a financial point of view. It does not address the underlying business decision of FirstMerit to engage in the merger, enter into the merger agreement or any other aspects or terms of the merger or merger agreement. Sandler’s opinion is not a recommendation to any FirstMerit common shareholder as to how such shareholder should vote at the FirstMerit special meeting with respect to the merger or any other matter. Sandler did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the merger agreement by FirstMerit’s or Huntington’s officers, directors or employees, or class of such persons, relative to the merger consideration to be received by FirstMerit common shareholders, or the fairness of the merger to the holders of any other class of securities of FirstMerit or any other constituency of FirstMerit.

For further information, see “The Merger—Opinion of Sandler O’Neill & Partners, L.P.”

Treatment of FirstMerit Equity Awards (page [    ])

FirstMerit Options. At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is less than the per share cash equivalent consideration will be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by the FirstMerit option, less applicable tax withholdings.

At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is greater than or equal to the per share cash equivalent consideration will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such FirstMerit option prior to the effective time, the number of shares of Huntington common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of FirstMerit common stock subject to the FirstMerit option by the equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the FirstMerit option by the equity award exchange ratio.

FirstMerit Restricted Stock Awards and FirstMerit RSU Awards. At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted prior to January 25, 2016 that is outstanding will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of FirstMerit common stock subject to each such award immediately prior to the effective time, less applicable tax withholdings. The performance conditions applicable to a FirstMerit RSU award granted prior to January 25, 2016 will be deemed satisfied at maximum performance at the effective time.

At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted on or following January 25, 2016 that is outstanding will be assumed and converted into a restricted stock or restricted stock unit award relating to shares of Huntington common stock, with the same terms and conditions as were applicable under such award prior to the effective time, and relating to the number of shares of Huntington common stock (rounded to the nearest whole share) determined by multiplying (i) the number of shares of FirstMerit common stock subject to such award immediately prior to the effective time by (ii) the equity award exchange ratio.

Treatment of FirstMerit Preferred Stock and Depositary Shares (page [    ])

Each share of FirstMerit preferred stock issued and outstanding immediately prior to the effective time of the second step merger will be automatically converted into the right to receive one share of Huntington preferred stock. Pursuant to the merger agreement, the Huntington preferred stock must have rights, preferences, privileges, and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges, and voting powers, and limitations and restrictions, taken as a whole, applicable to the outstanding FirstMerit preferred stock immediately prior to the effective time of the second step merger. But for the par value, the dividend payment dates, and the optional redemption date of the securities, the Huntington preferred stock will have terms that are substantively identical to the terms of the outstanding FirstMerit preferred stock. Each outstanding share of FirstMerit preferred stock is presently represented by depositary shares that are listed on the NYSE under the symbol “FMER-A” and represent a 1/40th interest in a share of FirstMerit preferred stock. Upon completion of the second step merger, Huntington will assume the obligations of FirstMerit under FirstMerit’s deposit agreement, dated as of February 4, 2013, by and among FirstMerit, American Stock Transfer & Trust Company, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (which we refer to as the “deposit agreement”). Huntington will instruct the depositary to treat the shares of Huntington preferred stock received by it upon conversion of the shares of FirstMerit preferred stock as newly deposited securities as provided in the deposit agreement. The depositary shares will thereafter represent shares of Huntington preferred stock. The Huntington depositary shares will be listed on the [    ] upon completion of the second step merger under a new name and will be traded under a new symbol.

For further information, see “The Merger Agreement—Treatment of FirstMerit Preferred Stock and Depositary Shares.” Following the completion of the second step merger, Huntington will have 100,000 shares of Huntington preferred stock and 4,000,000 Huntington depositary shares issued and outstanding.

Huntington Will Hold Its Special Meeting on [    ] (page [    ])

The Huntington special meeting will be held on [    ], at [    ] local time, at Huntington’s Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219. At the Huntington special meeting, Huntington common stockholders will be asked to approve the Huntington stock issuance proposal.

Only holders of record of Huntington common stock at the close of business on [    ] (which we refer to as the “Huntington record date”) will be entitled to vote at the Huntington special meeting. Each share of Huntington common stock is entitled to one vote on the proposal to be considered at the Huntington special meeting. As of the Huntington record date, there were [    ] shares of Huntington common stock entitled to vote at the Huntington special meeting. The directors and executive officers of Huntington and their affiliates beneficially owned, and were entitled to vote, approximately [    ] shares of Huntington common stock, representing approximately [    ]% of the shares of Huntington common stock outstanding on the Huntington record date.

For further information, see “The Huntington Special Meeting—Date, Time, and Place of Meeting.”

FirstMerit Will Hold Its Special Meeting on [    ] (page [    ])

The FirstMerit special meeting will be held on [ ], at [ ] local time, at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308. At the FirstMerit special meeting, FirstMerit common shareholders will be asked to:

•	approve the FirstMerit merger proposal;

•	approve the FirstMerit compensation proposal; and

•	approve the FirstMerit adjournment proposal.

Only holders of record of FirstMerit common stock at the close of business on [    ] will be entitled to vote at the FirstMerit special meeting (which we refer to as the “FirstMerit record date”). Each share of FirstMerit common stock is entitled to one vote on each proposal to be considered at the FirstMerit special meeting. On the FirstMerit record date, there were [    ] shares of FirstMerit common stock entitled to vote at the FirstMerit special meeting. The directors and executive officers of FirstMerit and their affiliates beneficially owned, and were entitled to vote, approximately [    ] shares of FirstMerit common stock, representing approximately [    ]% of the shares of FirstMerit common stock outstanding on the FirstMerit record date.

For further information, see “The FirstMerit Special Meeting—Date, Time, and Place of the Meeting.”

Huntington Special Meeting Proposal: Required Vote; Treatment of Abstentions and Failure to Vote

Huntington stock issuance proposal:

•	Standard: Approval of the Huntington stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Huntington special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Huntington special meeting, or fail to instruct your bank or broker how to vote with respect to the Huntington stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

For further information, see “The Huntington Special Meeting—Votes Required; Treatment of Abstentions and Failure to Vote.”

FirstMerit Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote

FirstMerit merger proposal:

•	Standard: Approval of the FirstMerit merger proposal requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of FirstMerit common stock entitled to vote on the proposal.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the FirstMerit merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FirstMerit compensation proposal:

•	Standard: Approval of the FirstMerit compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the FirstMerit special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

FirstMerit adjournment proposal:

•	Standard: Whether or not a quorum is present, approval of the FirstMerit adjournment proposal requires the affirmative vote of the holders of a majority of the shares of FirstMerit common stock present or represented by proxy at the special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit adjournment proposal, it will have no effect on the proposal.

For further information, see “The FirstMerit Special Meeting—Required Vote; Treatment of Abstentions and Failure to Vote.”

Material U.S. Federal Income Tax Consequences of the Merger (page [    ])

The mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Huntington and FirstMerit to complete the merger that each of Huntington and FirstMerit receives a legal opinion to that effect. Accordingly, a FirstMerit common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Huntington common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of FirstMerit common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). Further, a FirstMerit common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Huntington common stock that the FirstMerit common shareholder would otherwise be entitled to receive. For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger.”

The United States federal income tax consequences described above may not apply to all holders of FirstMerit common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

FirstMerit’s Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page [    ])

FirstMerit common shareholders should be aware that FirstMerit’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of FirstMerit common shareholders generally. These interests include, among others, the treatment of outstanding FirstMerit equity awards pursuant to the merger agreement, certain payments and benefits payable under change in control termination agreements entered into with executive officers, certain payments and benefits payable under an employment agreement with Mr. Paul Greig, FirstMerit’s President and Chief Executive Officer, and a separation and consulting agreement between Mr. Greig and Huntington, and rights to ongoing indemnification and insurance coverage by Huntington for acts or omissions occurring prior to the merger. These interests also include Huntington’s agreement to appoint four current directors of FirstMerit to the board of directors of Huntington and to invite other members of the FirstMerit board of directors to serve as paid members of Huntington’s existing Greater Akron-Canton Advisory Board following the effective time of the merger. The FirstMerit board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to FirstMerit common shareholders. See “The Merger—Interests of FirstMerit’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

FirstMerit Common Shareholders Are Expected to Be Entitled to Assert Dissenters’ Rights (page [    ])

If the merger agreement is adopted by FirstMerit common shareholders, FirstMerit common shareholders who do not vote in favor of the FirstMerit merger proposal and who properly demand payment of fair cash value of their shares are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the Ohio General Corporation Law (“OGCL”). Section 1701.85 generally provides that shareholders of FirstMerit will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights.

Specifically, any FirstMerit common shareholder who is a record holder of shares of FirstMerit common stock on [    ], the record date for the FirstMerit special meeting, and whose shares are not voted in favor of the adoption of the FirstMerit merger proposal may be entitled to be paid the “fair cash value” of such shares of common stock after the effective time of the merger. To be entitled to such payment, a shareholder must deliver to FirstMerit a written demand for payment of the fair cash value of the shares held by such shareholder before the vote on the FirstMerit merger proposal is taken, the shareholder must not vote in favor of the FirstMerit merger proposal, and the shareholder must otherwise comply with Section 1701.85. A FirstMerit common shareholder’s failure to vote against the FirstMerit merger proposal will not constitute a waiver of such shareholder’s dissenters’ rights, as long as such shareholder does not vote in favor of the FirstMerit merger proposal. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such shares of common stock.

See the text of Section 1701.85 of the OGCL attached as Annex D to this joint proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights. FirstMerit common shareholders who wish to seek appraisal of their shares are encouraged to seek the advice of legal counsel with respect to the exercise of dissenters’ rights, due to the complexity of the appraisal process.

FirstMerit common shareholders considering seeking payment of fair cash value of their shares should be aware that the “fair cash value” of their shares as determined pursuant to Section 1701.85 of the OGCL could be more than, the same as, or less than the value of the consideration they would receive pursuant to the merger if they did not seek payment of fair cash value of their shares. If the shares of FirstMerit common stock are listed on a national securities exchange, such as the NASDAQ, immediately before the effective time of the merger, the fair cash value will be the closing sale price of FirstMerit’s shares of common stock as of the close of trading on the day before the vote of the FirstMerit common shareholders.

For more information, see “The Merger—Dissenters’ Rights in the Merger.”

Regulatory Approvals Required for the Merger (page [    ])

Subject to the terms of the merger agreement, Huntington and FirstMerit have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” and the Office of the Comptroller of the Currency, which we refer to as the “OCC.” Huntington will file applications and notifications to obtain regulatory approvals from the Federal Reserve Board and the OCC.

Although neither FirstMerit nor Huntington knows of any reason why Huntington cannot obtain these regulatory approvals in a timely manner, FirstMerit and Huntington cannot be certain when or if they will be obtained. For more information, see “The Merger—Regulatory Approvals Required for the Merger.”

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page [    ])

Huntington’s and FirstMerit’s respective obligations to complete the merger are subject to the satisfaction or waiver of certain conditions, including: (1) the adoption of the merger agreement by the requisite vote of FirstMerit common shareholders; (2) the approval of the Huntington stock issuance proposal by the requisite vote of Huntington common stockholders; (3) authorization for listing on the NASDAQ of the shares of Huntington common stock to be issued in connection with the merger and authorization for listing on the NASDAQ or NYSE of the Huntington preferred stock to be issued pursuant to the merger agreement; (4) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part; (5) the absence of any order, injunction, decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger or making the completion of the merger illegal; (6) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof; (7) subject to certain exceptions, the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); (8) performance in all material respects by the other party of its obligations under the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect); and (9) receipt by each of Huntington and FirstMerit of an opinion from its outside legal counsel to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither FirstMerit nor Huntington can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither FirstMerit nor Huntington has reason to believe that any of these conditions will not be satisfied. For more information, see “The Merger Agreement—Conditions to Complete the Merger.”

Termination of the Merger Agreement (page [    ])

The merger agreement can be terminated at any time prior to completion of the merger by either Huntington or FirstMerit in the following circumstances:

•	by mutual written consent of Huntington and FirstMerit;

•	if any governmental entity issues a final and nonappealable denial of approval of the merger or the bank merger or issues a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the merger or the bank merger, unless the failure to obtain such approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	if the merger has not been completed on or before January 25, 2017 (which we refer to as the “termination date”), unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement; and

•	subject to cure rights, if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party.

In addition, the merger agreement may be terminated by Huntington if, (x) prior to obtaining the requisite approval of the merger agreement by FirstMerit common shareholders, FirstMerit or the FirstMerit board of directors (i) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by the merger agreement, or recommends to its shareholders an acquisition proposal other than the merger, or (ii) materially breaches its obligations to hold a meeting of its shareholders to adopt the merger agreement or not to solicit alternative acquisition proposals; or (y) a tender offer or exchange offer for 20% or more of the outstanding shares of FirstMerit common stock is commenced, and the FirstMerit board of directors recommends that the shareholders of FirstMerit tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

For more information, see “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fee (page [    ])

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and adverse recommendation changes made by the FirstMerit board of directors, FirstMerit may be required to pay to Huntington a termination fee equal to $100.6 million. This termination fee could discourage other companies from seeking to acquire or merge with FirstMerit. For more information, see “The Merger Agreement—Termination Fee.”

The Rights of FirstMerit Common Shareholders Will Change as a Result of the Merger (page [    ])

The rights of FirstMerit common shareholders will change as a result of the merger due to differences in Huntington’s and FirstMerit’s governing documents. The rights of FirstMerit common shareholders are governed by Ohio law and by the FirstMerit articles of incorporation and code of regulations. Upon the completion of the merger, FirstMerit common shareholders will become common stockholders of Huntington, and their rights will therefore be governed by Maryland law and the Huntington charter and bylaws.

For more information, see “Comparison of Stockholders’ Rights,” for a description of the material differences in stockholders’ rights under each of the Huntington and FirstMerit governing documents.

Information About the Companies (page [    ])

Huntington

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Phone: (800) 576-5007

Huntington is a regional bank holding company headquartered in Columbus, Ohio, with $71 billion in total assets as of December 31, 2015. The Huntington National Bank, founded in 1866, and its affiliates provide full-service commercial, small business, and consumer banking services; mortgage banking services; treasury management and foreign exchange services; equipment leasing; wealth and investment management services; trust services; brokerage services; customized insurance brokerage and service programs; and other financial products and services. The principal markets for these services are Huntington’s six-state banking franchise: Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. The primary distribution channels include a banking network of more than 750 traditional branches and convenience branches located in grocery stores and retirement centers, and through an array of alternative distribution channels, including Internet and mobile banking, telephone banking, and more than 1,500 ATMs. Through automotive dealership relationships within its six-state banking franchise area and selected other Midwest and New England states, Huntington also provides commercial banking services to automotive dealers and retail automobile financing for dealers’ customers.

Huntington’s common stock is traded on the NASDAQ under the symbol “HBAN.” Additional information about Huntington and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

For more information, see “Where You Can Find More Information.”

FirstMerit

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Phone: (330) 996-6000

With assets of approximately $25.5 billion as of December 31, 2015, FirstMerit is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). FirstMerit operates primarily through FirstMerit Bank, National Association (which we refer to as “FirstMerit Bank”) and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers.

As of December 31, 2015, FirstMerit Bank had deposits totaling approximately $20 billion and operated a network of 366 banking offices and 400 automated teller locations in Ohio, Michigan, Wisconsin, Illinois and Pennsylvania.

FirstMerit’s common stock is traded on the NASDAQ under the symbol “FMER.” Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

For more information, see “Where You Can Find More Information.”

Merger Sub

West Subsidiary Corporation

c/o Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Phone: (800) 576-5007

West Subsidiary Corporation is an Ohio corporation and a direct wholly-owned subsidiary of Huntington. Merger Sub was incorporated on January 22, 2016, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

For more information, see “Where You Can Find More Information.”

Litigation Relating to the Merger (page [    ])

Following the announcement on January 26, 2016 of the execution of the merger agreement, three purported shareholders of FirstMerit filed putative class action lawsuits against FirstMerit, the individual members of the FirstMerit board of directors (including FirstMerit’s Chief Executive Officer), Huntington, and Merger Sub challenging the proposed transaction. The complaints allege, among other things, that the directors of FirstMerit breached their fiduciary duties in connection with entering into the merger agreement and that Huntington and

Merger Sub aided and abetted those alleged fiduciary breaches. A fourth purported shareholder of FirstMerit sent a letter to the FirstMerit board of directors attaching a draft proposed complaint making allegations similar to those alleged in the lawsuits described above. The letter demands that the FirstMerit board of directors investigate the allegations and take appropriate steps to remedy the breaches of duty alleged in the letter and proposed complaint. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the merger and result in substantial costs to Huntington and FirstMerit, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Huntington’s business, financial condition, results of operations, and cash flows.

For more information, see “The Merger—Litigation Relating to the Merger.”

Risk Factors (page [    ])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HUNTINGTON

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from financial statements of Huntington. You should not assume that the results of operations for any past periods are indicative of results for any future period. You should read this information in conjunction with Huntington’s consolidated financial statements and related notes thereto included in Huntington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

	Year Ended December 31,
(dollar amounts in millions, except per share amounts)	2015	2014	2013	2012	2011
Interest income	$2,115	$1,976	$1,861	$1,930	$1,970
Interest expense	164	139	156	220	341

Net interest income	1,951	1,837	1,705	1,711	1,629
Provision for credit losses	100	81	90	147	174

Net interest income after provision for credit losses	1,851	1,756	1,615	1,563	1,455
Noninterest income	1,039	979	1,012	1,106	992
Noninterest expense	1,976	1,882	1,758	1,836	1,729

Income before income taxes	914	853	869	834	719
Provision for income taxes	221	221	227	202	173

Net income	693	632	641	631	546
Dividends on preferred shares	32	32	32	32	31

Net income applicable to common shares	$661	$601	$609	$599	$516

Net income per common share—basic	$0.82	$0.73	$0.73	$0.70	$0.60
Net income per common share—diluted	0.81	0.72	0.72	0.69	0.59
Cash dividends declared per common share	0.25	0.21	0.19	0.16	0.10
Balance sheet highlights
Total assets (period end)	$71,045	$66,298	$59,467	$56,141	$54,449
Total long-term debt (period end)	7,068	4,336	2,458	1,365	2,748
Total shareholders’ equity (period end)	6,595	6,328	6,090	5,779	5,416
Average total assets	68,581	62,499	56,299	55,674	53,750
Average total long-term debt	5,606	3,495	1,671	1,987	3,183
Average total shareholders’ equity	6,536	6,270	5,915	5,671	5,238
Key ratios and statistics
Margin analysis—as a % of average earnings assets
Interest income (1)	3.41%	3.47%	3.66%	3.85%	4.09%
Interest expense	0.26	0.24	0.30	0.44	0.71

Net interest margin (1)	3.15%	3.23%	3.36%	3.41%	3.38%

Return on average total assets	1.01%	1.01%	1.14%	1.13%	1.02%
Return on average common shareholders’ equity	10.7	10.2	11.0	11.3	10.6
Return on average tangible common shareholders’ equity (2), (6)	12.4	11.8	12.7	13.3	12.8
Efficiency ratio (3)	64.5	65.1	62.6	63.2	63.5
Dividend payout ratio	30.5	22.8	26.0	22.9	16.7
Average shareholders’ equity to average assets	9.53	10.03	10.51	10.19	9.74
Effective tax rate	24.2	25.9	26.2	24.3	24.0
Non-regulatory capital
Tangible common equity to tangible assets (period end) (4), (6)	7.81	8.17	8.82	8.74	8.30
Tangible equity to tangible assets (period end) (5), (6)	8.36	8.76	9.47	9.44	9.01
Tier 1 common risk-based capital ratio (period end) (6)	N.A.	10.23	10.90	10.48	10.00
Tier 1 leverage ratio (period end) (7), (8)	N.A.	9.74	10.67	10.36	10.28
Tier 1 risk-based capital ratio (period end) (7), (8)	N.A.	11.50	12.28	12.02	12.11
Total risk-based capital ratio (period end) (7), (8)	N.A.	13.56	14.57	14.50	14.77
Capital under current regulatory standards (Basel III)
Common equity tier 1 risk-based capital ratio	9.79	N.A.	N.A.	N.A.	N.A.
Tier 1 leverage ratio (period end)	8.79	N.A.	N.A.	N.A.	N.A.
Tier 1 risk-based capital ratio (period end)	10.53	N.A.	N.A.	N.A.	N.A.
Total risk-based capital ratio (period end)	12.64	N.A.	N.A.	N.A.	N.A.
Other data
Full-time equivalent employees (average)	12,243	11,873	11,964	11,494	11,398
Domestic banking offices (period end)	777	729	711	705	668

(1)	On an FTE basis assuming a 35% tax rate.
(2)	Net income applicable to common shares excluding expense for amortization of intangibles for the period divided by average tangible shareholders’ equity. Average tangible shareholders’ equity equals average total shareholders’ equity less average intangible assets and goodwill. Expense for amortization of intangibles and average intangible assets are net of deferred tax liability, and calculated assuming a 35% tax rate.
(3)	Noninterest expense less amortization of intangibles divided by the sum of FTE net interest income and noninterest income excluding securities gains.
(4)	Tangible common equity (total common equity less goodwill and other intangible assets) divided by tangible assets (total assets less goodwill and other intangible assets). Other intangible assets are net of deferred tax and calculated assuming a 35% tax rate.
(5)	Tangible equity (total equity less goodwill and other intangible assets) divided by tangible assets (total assets less goodwill and other intangible assets). Other intangible assets are net of deferred tax and calculated assuming a 35% tax rate.
(6)	Tier 1 common equity, tangible equity, tangible common equity, and tangible assets are non-GAAP financial measures. Additionally, any ratios utilizing these financial measures are also non-GAAP. These financial measures have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength. Other companies may calculate these financial measures differently.
(7)	In accordance with applicable regulatory reporting guidance, Huntington is not required to retrospectively update historical filings for newly adopted accounting principles. Therefore, regulatory capital data has not been updated for the adoption of ASU 2014-01 in periods prior to 2014.
(8)	Ratios are calculated on the Basel I basis.
N.A.	On January 1, 2015, Huntington became subject to the Basel III capital requirements and the standardized approach for calculating risk-weighted assets in accordance with subpart D of the final capital rule.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRSTMERIT

The following selected consolidated financial information for the fiscal years ended December 31, 2011 through December 31, 2015 is derived from financial statements of FirstMerit. You should not assume that the results of operations for any past periods are indicative of results for any future period. You should read this information in conjunction with FirstMerit’s consolidated financial statements and related notes thereto included in FirstMerit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information”.

	At or For the Year Ended December 31,
(In Thousands)	2015	2014	2013	2012	2011
Balance Sheet Data:
Total assets	$25,524,604	$24,902,347	$23,912,028	$14,913,012	$14,441,702
Wholesale borrowings	580,648	428,071	200,600	136,883	203,462
Long-term debt	505,173	505,192	324,428	—	—

(In Thousands, Except Per Share Data)	2015	2014	2013	2012	2011
Results of Operations:
Interest income	$799,517	$832,498	$765,803	$510,683	$538,256
TE adjustment (1)	15,375	16,107	14,417	11,158	9,687

Interest income TE (1)	814,892	848,605	780,220	521,841	547,943
Interest expense	58,222	56,930	55,018	38,853	58,629

Net interest income TE (1)	756,670	791,675	725,202	482,988	489,314
Provision for loan losses	45,100	52,279	33,684	54,698	74,388

Net interest income after provision for loan losses TE (1)	711,570	739,396	691,518	428,290	414,926
Non-interest income	268,998	281,524	270,343	223,604	224,757
Non-interest expense (2)	638,690	664,919	684,253	450,937	461,744

Income before federal income taxes TE (1)	341,878	356,001	277,608	200,957	177,939
Federal income taxes (2)	97,019	101,943	79,507	55,693	48,694
TE adjustment (1)	15,375	16,107	14,417	11,158	9,687

Federal income taxes TE (1)	112,394	118,050	93,924	66,851	58,381

Net income	229,484	237,951	183,684	134,106	119,558

Preferred stock dividends	5,900	5,900	5,300	—	—

Net income available to common stockholders	223,584	232,051	178,384	134,106	119,558

Basic net income per common share (3)	1.34	1.39	1.18	1.22	1.10
Diluted net income per common share (3)	1.33	1.39	1.18	1.22	1.10
Cash dividends per common share	0.66	0.64	0.64	0.64	0.64

	At or For the Year Ended December 31,
	2015	2014	2013	2012	2011
Selected Financial Ratios and Other Data:
Return on total average assets	0.91%	0.97%	0.85%	0.92%	0.82%
Return on average shareholders’ equity	7.90%	8.53%	7.63%	8.34%	7.72%
Net interest margin TE (1)	3.37%	3.68%	3.92%	3.69%	3.84%
Efficiency ratio (4)	61.31%	60.87%	67.70%	63.90%	65.37%
Book value per common share	$17.74	$17.14	$16.38	$15.00	$14.33
Average shareholders’ equity to total average assets	11.54%	11.43%	11.21%	11.00%	10.68%
Common stock dividend payout ratio	49.62%	46.04%	54.24%	52.46%	58.18%
Capital Position
Total equity	11.52%	11.38%	11.30%	11.03%	10.84%
Common equity	11.13%	10.98%	10.89%	11.03%	10.84%
CET1 capital (5)	10.65%	N/A	N/A	N/A	N/A
Tier 1 common equity (5)	N/A	10.95%	10.45%	N/A	N/A
Tier 1 capital (5)	10.65%	11.53%	11.52%	11.25%	11.48%
Total risk-based capital (5)	13.74%	15.26%	13.97%	12.50%	12.73%
Tier 1 leverage (5)	8.63%	8.43%	8.14%	N/A	N/A
Tangible common equity	8.24%	7.98%	7.70%	8.16%	7.86%

(1)	“TE” or “Tax-Equivalent” represents a non-GAAP financial measure. Net interest income is presented on a TE basis. Net interest income TE includes the effects of taxable-equivalent adjustments using a statutory federal income tax rate of 35% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income TE enhances comparability of net interest income arising from taxable and tax exempt sources and is the preferred industry measurement of net interest income.
(2)	FirstMerit adopted ASU 2014-01 in the first quarter of 2014, pursuant to which amortization of the initial investment in qualified affordable housing projects is now recorded in the provision for income taxes together with the tax credits and benefits received. Previously, the amortization was recorded as other noninterest expense. All prior period amounts have been restated to reflect the adoption of the amendment, which resulted in an offsetting decrease to other noninterest expense and increase to the provision for income taxes of approximately $3.1 million, $2.7 million and $2.6 million for the years ended, December 31, 2013, 2012, and 2011, respectively.
(3)	Net income used to determine diluted net income per common share was reduced by the cash dividends payable on FirstMerit’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A.
(4)	The efficiency ratio is a non-GAAP financial measure which measures productivity and is generally calculated as noninterest expense divided by total revenue TE. The efficiency ratio removes the impact of FirstMerit’s intangible asset amortization from the calculation. The adjusted efficiency ratio further removes the impact of the merger-related charges in respect of FirstMerit’s acquisition of Citizens Republic Bancorp on April 12, 2013.
(5)	The Basel III capital rules, effective January 1, 2015, replace tier 1 common equity and the associated tier 1 common equity ratio with common equity tier 1 (“CET1”) capital and the CET1 risk-based capital ratio. December 31, 2015 figures are presented on a Basel III basis and reflect transitional capital requirements and phase-in provisions, including the standardized approach for calculating risk weighted assets. December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011 amounts and ratios are reported on a Basel I basis. Basel III rules are not formally defined by GAAP; therefore, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from FirstMerit’s disclosed calculations. Since analysts and banking regulators may assess FirstMerit’s capital adequacy using the Basel III framework, Management believes that it is useful to provide investors information enabling them to assess FirstMerit’s capital adequacy on the same basis.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected pro forma condensed combined financial information about the financial condition and results of operations of Huntington giving effect to the merger with FirstMerit. The selected pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting, with Huntington treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of FirstMerit, as of the effective date of the merger, will be recorded by Huntington at their respective estimated fair values, and the excess of the merger consideration over the fair value of FirstMerit’s net assets will be allocated to goodwill.

The pro forma condensed combined income statement information for the year ended December 31, 2015 is presented as if the merger was completed on January 1, 2015, the first business day of the Huntington 2015 fiscal year, and combines the historical results of Huntington and FirstMerit. The pro forma condensed combined balance sheet information as of December 31, 2015 gives effect to the merger as if it occurred on December 31, 2015, and combines the historical balance sheets of Huntington and FirstMerit as of December 31, 2015.

The selected pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The selected pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed pro forma combined condensed financial information included under “Unaudited Pro Forma Condensed Combined Financial Statements,” the pro forma allocation of the purchase price reflected in the selected pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

Selected Pro Forma Financial Data

(Dollars in millions, except per share amounts)	For the year ended December 31, 2015
Pro Forma Condensed Combined Income Statement Information:
Net interest income	$2,678
Provision for credit losses	145

Net interest income after provision for credit losses	2,533
Noninterest income	1,308
Noninterest expense	2,674

Income before income taxes	1,167
Provision for income taxes	292

Net income	$875

(Dollars in millions, except per share amounts)	As of December 31, 2015
Pro Forma Condensed Combined Balance Sheet Information:
Securities investments	$21,711
Net loans and leases	65,614
Total assets	96,935
Deposits	75,404
Long-term debt	8,080
Total shareholders’ equity	9,353

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

Presented below are Huntington’s and FirstMerit’s historical per share data for the year ended December 31, 2015, and pro forma combined per share data for the year ended December 31, 2015. Except for the historical information as of and for the year ended December 31, 2015, the information provided in the table below is unaudited. The pro forma data and equivalent per share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of the tangible book value data, and as if the transactions had become effective on January 1, 2015, in the case of the earnings per share and dividends declared data. This information should be read together with the historical consolidated financial statements and related notes of Huntington and FirstMerit filed by each with the SEC, and incorporated by reference into this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Statements.”

The pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The pro forma financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

	Huntington Historical	FirstMerit Historical	Pro Forma Combined	Per Equivalent FirstMerit Share (1)
For the year ended December 31, 2015:
Basic earnings per share	$0.82	$1.34	$0.77	$1.32
Diluted earnings per share	$0.81	$1.33	$0.76	$1.31
Cash dividends declared (2)	$0.25	$0.66	$0.25	$0.43
Tangible book value per common share as of December 31, 2015 (3)	$6.91	$12.29	$6.00	$10.32

(1)	Pro forma per equivalent FirstMerit share information is calculated based on pro forma combined information multiplied by the exchange ratio of 1.72.
(2)	Pro forma dividends per share represent Huntington’s historical dividends per share.
(3)	Tangible book value (total pro forma combined common equity less goodwill and other intangible assets) divided by pro forma combined common shares outstanding at the end of the period. Other intangible assets are net of deferred tax liability and calculated assuming a 35% tax rate.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Huntington common stock is listed on the NASDAQ under the symbol “HBAN”, and FirstMerit common stock is listed on the NASDAQ under the symbol “FMER.” The following table sets forth for the periods indicated the high and low reported intraday sales prices per share of Huntington common stock and FirstMerit common stock on the NASDAQ, and the cash dividends declared per share.

	Huntington Common Stock			FirstMerit Common Stock
	High	Low	Dividend	High	Low	Dividend
Quarter Ended:
March 31, 2016 (through March 3, 2016)	$10.81	$7.83	$0.07	$21.13	$15.33	$0.17
December 31, 2015	11.87	10.21	0.07	20.99	16.75	0.17
September 30, 2015	11.90	10.00	0.06	21.37	16.52	0.17
June 30, 2015	11.72	10.67	0.06	21.49	18.60	0.16
March 31, 2015	11.30	9.63	0.06	19.67	16.26	0.16
December 31, 2014	10.74	8.80	0.06	19.40	16.34	0.16
September 30, 2014	10.30	9.29	0.05	20.32	16.97	0.16
June 30, 2014	10.29	8.89	0.05	21.67	18.50	0.16
March 31, 2014	10.11	8.66	0.05	23.36	19.24	0.16

On January 25, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Huntington common stock as reported on the NASDAQ was $8.80. On [                        ], the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of Huntington common stock as reported on the NASDAQ was $[        ].

On January 25, 2016, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of FirstMerit common stock as reported on the NASDAQ was $15.37. On [                            ], the last practicable trading day before the date of this joint proxy statement/prospectus, the closing sale price of shares of FirstMerit common stock as reported on the NASDAQ was $[        ].

As of [    ], the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for Huntington and FirstMerit, respectively, there were approximately [    ] registered holders of Huntington common stock and approximately [    ] registered holders of FirstMerit common stock.

The following table shows the closing sale prices of Huntington common stock and FirstMerit common stock as reported on the NASDAQ on January 25, 2016, the last full trading day before the public announcement of the merger agreement, and on March 3, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of FirstMerit common stock, which we calculated by multiplying the closing price of Huntington common stock on those dates by the exchange ratio of 1.72 shares of Huntington common stock per share of FirstMerit common stock and then adding the cash consideration of $5.00.

	Huntington Common Stock	FirstMerit Common Stock	Cash Consideration	Implied Value of One Share of FirstMerit Common Stock
January 25, 2016	$8.80	$15.37	$5.00	$20.14
March 3, 2016	$9.60	$21.11	$5.00	$21.51

Huntington common stockholders and FirstMerit common shareholders are advised to obtain current market quotations for Huntington common stock and FirstMerit common stock. The market prices of Huntington common stock and FirstMerit common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of FirstMerit common stock before the effective time of the merger or Huntington common stock before or after the effective time of the merger. Changes in the market price of Huntington common stock prior to the completion of the merger will affect the market value of the merger consideration that FirstMerit common shareholders will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that do not describe historical or current facts, including statements about beliefs, expectations and predictions of future financial or business performance or conditions, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Huntington’s and FirstMerit’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	the possibility that the merger does not close when expected or at all because required regulatory, shareholder, or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all;

•	the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business;

•	the effect of divestitures that may be required by regulatory authorities in certain markets in which Huntington and FirstMerit compete;

•	the potential impact of announcement or completion of the proposed merger with FirstMerit on relationships with third parties, including customers, employees, and competitors;

•	business disruption following the merger, including diversion of management’s attention from ongoing business operations and opportunities;

•	Huntington’s ability to complete the acquisition and integration of FirstMerit successfully;

•	Huntington’s potential exposure to unknown or contingent liabilities of FirstMerit;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the challenges of integrating, retaining, and hiring key personnel;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•	changes in Huntington’s stock price before closing, including as a result of the financial performance of FirstMerit prior to closing;

•	operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Huntington and FirstMerit are highly dependent;

•	changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in interest rates, which may affect Huntington’s or FirstMerit’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Huntington’s or FirstMerit’s assets, including investment securities;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in Huntington’s credit ratings or in Huntington’s ability to access the capital markets;

•	natural disasters, war, or terrorist activities; and

•	other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Huntington’s or FirstMerit’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Huntington’s or FirstMerit’s control.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Huntington and FirstMerit claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference into this joint proxy statement/prospectus. Except to the extent required by applicable law, Huntington and FirstMerit do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Huntington, FirstMerit, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Risks Related to the Mergers and Huntington’s Business Upon Completion of the Mergers

Because the market price of Huntington common stock will fluctuate, FirstMerit common shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of FirstMerit common stock (except for specified shares of FirstMerit common stock held by FirstMerit or Huntington and shares of FirstMerit common stock held by shareholders who properly exercise dissenters’ rights) will be converted into 1.72 shares of Huntington common stock and $5.00 in cash. The market value of the stock consideration will vary from the closing price of Huntington common stock on the date Huntington and FirstMerit announced the merger, on the date that this joint proxy statement/prospectus is mailed to FirstMerit common shareholders, on the date of the special meeting of the FirstMerit common shareholders, and on the date the merger is completed. Any change in the market price of Huntington common stock prior to the completion of the merger will affect the market value of the stock consideration that FirstMerit common shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Huntington common stock or shares of FirstMerit common stock.

The market price of Huntington’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding Huntington’s operations or business prospects, including market sentiment regarding Huntington’s entry into the merger agreement. These risks may be affected by:

•	operating results that vary from the expectations of Huntington management or of securities analysts and investors;

•	developments in Huntington’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting Huntington’s industry generally or its business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to Huntington;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by Huntington or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Therefore, at the time of the FirstMerit special meeting, you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of Huntington common stock and for shares of FirstMerit common stock.

The market price of Huntington common stock after the merger may be affected by factors different from those affecting the shares of FirstMerit or Huntington currently.

Upon completion of the merger, holders of FirstMerit common stock will become holders of Huntington common stock. Huntington’s business differs in important respects from that of FirstMerit and, accordingly, the results of operations of the combined company and the market price of Huntington common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Huntington and FirstMerit. For example, Huntington operates branches in certain states of the United States, including Indiana, Kentucky, and West Virginia, where FirstMerit does not. Accordingly, the results of operations of Huntington will be affected by business and other developments in those areas of the country to a larger extent than those of FirstMerit. For a discussion of the businesses of Huntington and FirstMerit and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the mergers and the bank merger may be completed, Huntington and FirstMerit must obtain approvals from the Federal Reserve Board, the Office of the Comptroller of the Currency, and the United States Department of Justice. Other approvals, waivers, or consents from regulators may also be required. In determining whether to grant these approvals, the relevant governmental entities consider a variety of factors, including the regulatory standing of each party, the effect of the mergers and the bank merger on competition and the factors described under “The Merger—Regulatory Approvals Required for the Completion of the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay receipt of required approvals. The relevant governmental entities may impose conditions, limitations, obligations or restrictions on the conduct of the combined company’s business or require branch divestitures or changes to the terms of the mergers or the bank merger. There can be no assurance that relevant government entities will not impose conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of the mergers or the bank merger, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reduce the anticipated benefits of the mergers or the bank merger. Additionally, the completion of the merger and the bank merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the merger or bank merger.

The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis.

In a recent approval order, the Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will not in the future allow the application to remain pending while the banking organization addresses its weaknesses. The Federal Reserve Board explained that, in the future, if issues arise during processing of an application, a banking organization will be required to withdraw its application pending resolution of any supervisory concerns. Accordingly, if there is an adverse development in either party’s regulatory standing, Huntington may be required to withdraw the application for approval of the proposed merger and, if possible, resubmit it after the applicable supervisory concerns have been resolved. See “The Merger—Regulatory Approvals Required for the Merger.”

The success of the mergers and the bank merger and integration of Huntington and FirstMerit will depend on a number of uncertain factors.

The success of the mergers and the bank merger will depend on a number of factors, including, without limitation:

•	Huntington’s ability to integrate the business acquired from FirstMerit Bank in the merger (which we refer to as the “acquired business”) into The Huntington National Bank’s current operations;

•	Huntington’s ability to limit the outflow of deposits held by its new customers in the acquired business and to successfully retain and manage interest-earning assets and relationships (i.e., loans) acquired in the merger;

•	Huntington’s ability to control the incremental non-interest expense from the acquired business in a manner that enables it to maintain a favorable overall efficiency ratio;

•	Huntington’s ability to retain and attract the key employees and appropriate personnel;

•	Huntington’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired business;

•	Huntington’s ability to retain the customer relationships from the acquired business; and

•	the effect of divestitures that may be required by regulatory authorities in certain markets in which Huntington and FirstMerit compete.

Integrating the acquired business will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert Huntington’s management’s attention and resources. No assurance can be given that Huntington will be able to integrate the acquired business successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect Huntington’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the mergers and the bank merger. Huntington may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired business will not adversely affect Huntington’s existing profitability, that Huntington will be able to achieve results in the future similar to those achieved by its existing banking business, or that Huntington will be able to manage any growth resulting from the mergers effectively.

Combining Huntington and FirstMerit may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the mergers and the bank merger may not be realized.

Huntington and FirstMerit have operated and, until the completion of the merger, will continue to operate, independently. The success of the mergers and the bank merger, including anticipated benefits and cost savings, will depend, in part, on Huntington’s ability to successfully combine and integrate the businesses of Huntington and FirstMerit in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the mergers and the bank merger. The loss of key employees could adversely affect Huntington’s ability to successfully conduct its business, which could have an adverse effect on Huntington’s financial results and the value of its common stock. If Huntington experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the mergers and the bank merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Huntington and/or FirstMerit to lose customers or cause customers to remove their accounts from Huntington and/or FirstMerit and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of FirstMerit and Huntington during this transition period and for an undetermined period after completion of the mergers and the bank merger on the combined company. In addition, the actual cost savings of the mergers and the bank merger could be less than anticipated.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations of Huntington after the mergers may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Huntington’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the FirstMerit identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of FirstMerit as of the date of the completion of the mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements.”

In connection with the mergers, Huntington will assume FirstMerit’s outstanding debt obligations and preferred stock, and Huntington’s level of indebtedness following the completion of the mergers could adversely affect Huntington’s ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the mergers, Huntington will assume $250 million of FirstMerit’s outstanding subordinated notes and FirstMerit’s obligations related to its outstanding preferred stock, and in connection with the bank merger, The Huntington National Bank will assume $250 million of FirstMerit Bank’s outstanding subordinated notes. Huntington’s existing debt, together with any future incurrence of additional indebtedness, and assumption of the obligations related to FirstMerit’s outstanding preferred stock, could have important consequences for Huntington’s creditors and Huntington’s stockholders. For example, it could:

•	limit Huntington’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes;

•	restrict Huntington from making strategic acquisitions or cause the combined company to make non-strategic divestitures;

•	restrict Huntington from paying dividends to its stockholders;

•	increase the combined company’s vulnerability to general economic and industry conditions; and

•	require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness and dividends on the preferred stock, thereby reducing Huntington’s ability to use cash flows to fund its operations, capital expenditures, and future business opportunities.

Following completion of the mergers, holders of Huntington common stock will be subject to the dividend and liquidation rights of the holders of the Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock, the Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, and the Huntington preferred stock that Huntington will issue upon completion of the second step merger. The holders of shares of FirstMerit preferred stock, who will receive Huntington preferred stock upon completion of the second step merger, as well as the holders of the Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock, the Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, and any shares of undesignated Huntington preferred stock that Huntington may reclassify and issue in the future, would receive, upon Huntington’s voluntary or involuntary liquidation, dissolution, or winding up, before any payment is made to holders of Huntington common stock, their liquidation preferences as well as any accrued and unpaid distributions. These payments would reduce the remaining amount of Huntington’s assets, if any, available for distribution to holders of its common stock.

General market conditions and unpredictable factors, including conditions and factors different from those affecting FirstMerit preferred stock and depositary shares currently, could adversely affect market prices for Huntington preferred stock and depositary shares.

There can be no assurance about the market prices for the Huntington preferred stock and Huntington depositary shares. Several factors, many of which are beyond the control of Huntington, could influence the market prices of the Huntington preferred stock and Huntington depositary shares, including:

•	whether Huntington declares or fails to declare dividends on the Huntington preferred stock from time to time;

•	real or anticipated changes in the credit ratings assigned to the Huntington depositary shares, Huntington preferred stock, or other Huntington securities;

•	Huntington’s creditworthiness;

•	interest rates;

•	developments in the securities, credit, and housing markets, and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, corporate, securities market, geopolitical, regulatory or judicial events that affect Huntington, the banking industry, or the financial markets generally.

Shares of Huntington preferred stock are equity interests and do not constitute indebtedness. As such, Huntington preferred stock and Huntington depositary shares rank junior to all indebtedness of, and other non-equity claims on, Huntington with respect to assets available to satisfy claims. The market prices for the Huntington preferred stock and Huntington depositary shares may be affected by factors different from those currently affecting the FirstMerit preferred stock and FirstMerit depositary shares.

Certain of FirstMerit’s directors and executive officers have interests in the merger that may differ from the interests of FirstMerit’s shareholders.

FirstMerit’s shareholders should be aware that some of FirstMerit’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of FirstMerit’s shareholders generally. These interests and arrangements may create potential conflicts of interest. The FirstMerit board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that FirstMerit’s shareholders vote in favor of adopting the merger agreement.

For a more complete description of these interests, please see “The Merger—Interests of FirstMerit’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact FirstMerit or Huntington.

If the merger agreement is terminated, there may be various consequences. For example, FirstMerit’s or Huntington’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of FirstMerit’s or Huntington’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, FirstMerit may be required to pay to Huntington a termination fee of $100.6 million.

FirstMerit and Huntington will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FirstMerit or Huntington. These uncertainties may impair FirstMerit’s or Huntington’s ability to attract, retain, and motivate key personnel until the merger is completed, and could cause customers and others that deal with FirstMerit or Huntington to seek to change existing business relationships with FirstMerit or Huntington. Retention of certain employees by FirstMerit or Huntington may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with FirstMerit or Huntington, FirstMerit’s business or Huntington’s business could be harmed. In addition, subject to certain exceptions, FirstMerit has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to FirstMerit and Huntington.

If the merger is not completed, Huntington and FirstMerit will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Huntington and FirstMerit has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Huntington and FirstMerit would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits FirstMerit’s ability to pursue acquisition proposals and requires FirstMerit to pay a termination fee of $100.6 million under limited circumstances, including circumstances relating to acquisition proposals. Additionally, certain provisions of the Huntington charter, FirstMerit articles of incorporation, Huntington bylaws, and FirstMerit code of regulations may deter other potential or competing acquirers.

The merger agreement prohibits FirstMerit from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement—Covenants and Agreements—Agreement Not to Solicit Other Offers.” The merger agreement also provides that FirstMerit will be required to pay to Huntington a termination fee in the amount of $100.6 million in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation by the FirstMerit board of directors. See “The Merger Agreement—Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FirstMerit from considering or proposing such an acquisition. Under Maryland law and Ohio law, each of Huntington and FirstMerit may not engage in certain business combinations involving interested stockholders unless the transaction is approved by the applicable corporation’s board of directors before the interested stockholder becomes an interested stockholder of the corporation or certain other requirements are met, and neither Huntington nor FirstMerit has opted out of such provision in Maryland law and Ohio law, respectively, other than with respect to the merger. In addition, under Maryland law, holders of Huntington common stock who beneficially own shares of Huntington common stock within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more) (referred to as “control shares”) are not entitled to vote their control shares unless acquisition of such control shares has been approved by Huntington’s stockholders, and Huntington has not opted out of this provision. See “Comparison of Stockholders’ Rights—Anti-Takeover Provisions and Other Stockholder Protections.” These provisions and other provisions of the MGCL, the OGCL, and the FirstMerit and Huntington charters or bylaws/code of regulations could make it more difficult for a third-party to acquire control of FirstMerit or Huntington and may discourage a potential competing acquirer.

The shares of Huntington common stock to be received by FirstMerit common shareholders as a result of the merger will have different rights from the shares of FirstMerit common stock.

Upon completion of the merger, FirstMerit common shareholders will become Huntington common stockholders and their rights as stockholders will be governed by the MGCL and the Huntington charter and bylaws. The rights associated with FirstMerit common stock are different from the rights associated with Huntington common stock. Please see “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Huntington common stock.

Holders of FirstMerit and Huntington common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Holders of FirstMerit and Huntington common stock currently have the right to vote in the election of the board of directors and on other matters affecting FirstMerit and Huntington, respectively. Upon completion of the merger, each FirstMerit common shareholder who receives shares of Huntington common stock will become a common stockholder of Huntington, with a percentage ownership of Huntington that is smaller than the stockholder’s percentage ownership of FirstMerit. Based on the number of shares of Huntington and FirstMerit common stock outstanding on [    ] and based on the shares expected to be issued in the merger, the former shareholders of FirstMerit as a group will receive shares in the merger constituting approximately [    ]% of the outstanding shares of Huntington common stock immediately after the merger. As a result, current stockholders of Huntington as a group will own approximately [    ]% of the outstanding shares of Huntington common stock immediately after the merger. Because of this, FirstMerit common shareholders may have less influence on the management and policies of Huntington than they now have on the management and policies of FirstMerit, and current Huntington common stockholders may have less influence than they now have on the management and policies of Huntington.

The opinions of Huntington’s and FirstMerit’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Huntington and FirstMerit have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Huntington or FirstMerit, general market and economic conditions and other factors that may be beyond the control of Huntington or FirstMerit, and on which Huntington’s and FirstMerit’s financial advisors’ opinions were based, may significantly alter the value of FirstMerit or Huntington or the prices of the FirstMerit common shares or shares of Huntington common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Huntington and FirstMerit do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

FirstMerit common shareholders are expected to have dissenters’ rights in the merger.

If the merger agreement is adopted by FirstMerit common shareholders, FirstMerit common shareholders who do not vote in favor of the adoption of the merger agreement and who properly demand payment of fair cash value of their shares will be entitled to dissenters’ rights in connection with the merger under Sections 1701.84(A) and 1701.85 of the OGCL. Neither FirstMerit nor Huntington can predict the number of FirstMerit common shareholders who will seek payment of fair cash value of their shares. For more information, please see “The Merger—Dissenters’ Rights in the Merger.”

Pending Litigation Against Huntington and FirstMerit Could Result in an Injunction Preventing the Completion of the Merger or a Judgment Resulting in the Payment of Damages.

Following the announcement on January 26, 2016 of the execution of the merger agreement, three purported shareholders of FirstMerit filed three putative derivative and class action lawsuits against FirstMerit, its directors

(including its Chief Executive Officer), Huntington, and Merger Sub challenging the proposed transaction. An additional purported shareholder sent a letter to the FirstMerit board of directors attaching a draft proposed complaint and demanding that the FirstMerit board of directors investigate the allegations therein and remedy the breaches of duty alleged therein. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction. The outcome of any such litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the merger and result in substantial costs to Huntington and FirstMerit, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger or the bank merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations, and cash flows. For more information, see “The Merger—Litigation Related to the Merger.”

Risks Relating to Huntington’s Business

You should read and consider risk factors specific to Huntington’s business that will also affect the combined company after the mergers. These risks are described in the sections entitled “Risk Factors” in Huntington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to FirstMerit’s Business

You should read and consider risk factors specific to FirstMerit’s business that will also affect the combined company after the mergers. These risks are described in the sections entitled “Risk Factors” in FirstMerit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE HUNTINGTON SPECIAL MEETING

This section contains information for Huntington common stockholders about the special meeting that Huntington has called to allow its common stockholders to consider and vote on the issuance of shares of Huntington common stock in the merger. Huntington is mailing this joint proxy statement/prospectus to you, as a Huntington common stockholder, on or about [    ]. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Huntington common stockholders and a form of proxy card that the Huntington board of directors is soliciting for use at the special meeting and at any postponements or adjournments of the special meeting.

Date, Time, and Place of Meeting

The special meeting of Huntington common stockholders will be held at Huntington’s Easton Business Service Center, 7 Easton Oval, Columbus, Ohio 43219 at [    ], Eastern time, on [    ]. On or about [    ], Huntington commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its common stockholders entitled to vote at the Huntington special meeting.

Matters to Be Considered

At the Huntington special meeting, Huntington common stockholders will be asked to consider and vote upon the Huntington stock issuance proposal.

Recommendation of the Huntington Board of Directors

The Huntington board of directors recommends that you vote “FOR” the Huntington stock issuance proposal.

Huntington Record Date and Quorum

The Huntington board of directors has fixed the close of business on [    ], as the record date for determining the holders of Huntington common stock entitled to receive notice of and to vote at the Huntington special meeting.

As of the Huntington record date, there were [    ] shares of Huntington common stock outstanding and entitled to vote at the Huntington special meeting held by [    ] holders of record. Each share of Huntington common stock, other than any control shares, if any, entitles the holder to one vote at the Huntington special meeting on each proposal to be considered at the Huntington special meeting. As of the date of this joint proxy statement/prospectus, Huntington is not aware of any stockholder that holds any control shares.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matter to be voted on at the Huntington special meeting constitutes a quorum for transacting business at the Huntington special meeting. Other than control shares, all shares of Huntington common stock, whether present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Huntington special meeting.

In accordance with Huntington’s bylaws, the Huntington special meeting may be adjourned by the Chairman of the meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Huntington stock issuance proposal:

•	Standard: Approval of the Huntington stock issuance proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the Huntington special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Huntington special meeting, or fail to instruct your bank or broker how to vote with respect to the Huntington stock issuance proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the Huntington record date, the directors and executive officers of Huntington and their affiliates owned, and were entitled to vote, [    ] shares of Huntington common stock, representing approximately [    ]% of the shares of Huntington common stock outstanding on that date. Huntington currently expects that Huntington’s directors and executive officers will vote their shares in favor of the Huntington stock issuance proposal, although none of them has entered into any agreements obligating them to do so. As of the Huntington record date, FirstMerit owned [    ] shares of Huntington common stock, representing approximately [    ]% of the shares of Huntington common stock outstanding on that date.

Voting of Proxies; Incomplete Proxies

A Huntington common stockholder may vote by proxy or in person at the Huntington special meeting. If you hold your shares of Huntington common stock in your name as a stockholder of record, to submit a proxy, you, as a Huntington common stockholder, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

•	through the Internet: by visiting the website indicated on your proxy card and following the instructions.

•	complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Huntington requests that Huntington common stockholders vote by telephone, over the Internet, or by completing and signing the accompanying proxy card and returning it to Huntington as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Huntington common stock represented by it will be voted at the Huntington special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Huntington common stock represented by the proxy card will be voted as recommended by the Huntington board of directors.

Every Huntington common stockholder’s vote is important. Accordingly, each Huntington common stockholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Huntington common stockholder plans to attend the Huntington special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of Huntington common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the Huntington special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of Huntington common stock in “street name,” your broker, bank, or other nominee will vote your shares of Huntington common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus. We believe that the Huntington stock issuance proposal is a “non-routine” proposal and your broker, bank, or other nominee can vote your shares of Huntington common stock only with your specific voting instructions.

Revocability of Proxies and Changes to a Huntington Common Stockholder’s Vote

You have the power to change your vote at any time before your shares of Huntington common stock are voted at the Huntington special meeting by:

•	signing and returning a proxy card with a later date;

•	delivering a written revocation letter to Huntington’s corporate secretary at Huntington Center, 41 South High Street, Columbus, Ohio 43287;

•	attending the Huntington special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•	voting by telephone or the Internet at a later time than the time at which you first voted.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Huntington special meeting. If you have instructed a bank, broker, or other holder of record to vote your shares of Huntington common stock, you must follow the directions you receive from your bank, broker, or other holder of record in order to change or revoke your vote.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers, and employees of Huntington may solicit proxies by personal interview, telephone, or electronic mail. Huntington reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Huntington’s directors, officers and employees will not be paid any additional amounts for soliciting proxies. Huntington has retained [    ] to assist in the solicitation of proxies, which firm will, by agreement, receive compensation of $[    ], plus expenses, for these services. Huntington will bear the entire cost of soliciting proxies from you.

Attending the Huntington Special Meeting

Subject to space availability, all Huntington common stockholders as of the Huntington record date, or their duly appointed proxies, may attend the Huntington special meeting. Since seating is limited, admission to the Huntington special meeting will be on a first-come, first-served basis. Registration and seating will begin at [    ], Eastern time.

If you hold your shares of Huntington common stock in your name as a stockholder of record and you wish to attend the Huntington special meeting, please bring evidence of your stock ownership, such as your most recent account statement, to the Huntington special meeting. You should also bring a valid picture identification.

If your shares of Huntington common stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Huntington special meeting, you must obtain a legal proxy from the bank, broker or other holder of record and you will need to bring a copy of a bank or brokerage statement to the Huntington special meeting reflecting your stock ownership as of the Huntington record date. You should also bring a valid picture identification.

Delivery of Proxy Materials to Stockholders Sharing an Address

The SEC has adopted rules that permit companies to mail a single proxy statement to two or more stockholders sharing the same address. This practice is known as “householding.” Householding provides greater convenience to stockholders and saves Huntington money by reducing excess printing costs. You may have been identified as living at the same address as another Huntington common stockholder. If this is the case, and unless Huntington receives contrary instructions from you, Huntington will continue to “household” your proxy statement for the reasons stated above.

If you are a Huntington common stockholder or a beneficial owner at a shared address to which a single copy of the proxy statement has been delivered, and you would like to receive your own copy of this joint proxy statement/prospectus, you may obtain it electronically from the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings;” by contacting the Investor Relations Department of Huntington by phone (800-576-5007) or by e-mail (huntington.investor.relations@huntington.com); or by writing to the Investor Relations Department of Huntington and indicating that you are a stockholder at a shared address and would like an additional copy of the document.

Assistance

If you need assistance in completing your proxy card, have questions regarding Huntington’s special meeting, or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at (800) 576-5007 or Huntington’s proxy solicitor, [    ], at the following address or phone number: [    ], or Toll-free: [    ]; [    ] (Banks and Brokerage Firms).

HUNTINGTON PROPOSAL

PROPOSAL NO. 1 HUNTINGTON STOCK ISSUANCE PROPOSAL

Huntington is asking its common stockholders to approve the issuance of shares of Huntington common stock in the merger pursuant to the merger agreement. Holders of Huntington common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Huntington board of directors approved the mergers, stock issuance and the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the mergers, the bank merger, and the issuance of Huntington common stock in the merger pursuant to the merger agreement, to be advisable and in the best interests of Huntington. See “The Merger—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Huntington board of directors’ recommendation.

The Huntington board of directors recommends a vote “FOR” the Huntington stock issuance proposal.

THE FIRSTMERIT SPECIAL MEETING

Date, Time, and Place of Meeting

The special meeting of FirstMerit common shareholders will be held on [    ] at [    ], at FirstMerit Tower, 7th Floor, 106 South Main Street, Akron, Ohio 44308, local time.

Matters to Be Considered

At the FirstMerit special meeting, FirstMerit common shareholders will be asked to consider and vote upon the following matters:

•	the FirstMerit merger proposal;

•	the FirstMerit compensation proposal; and

•	the FirstMerit adjournment proposal.

Recommendation of the FirstMerit Board of Directors

The FirstMerit board of directors has determined that the mergers and the bank merger are in the best interests of FirstMerit and its shareholders and has approved the merger agreement. The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the FirstMerit merger proposal, “FOR” the FirstMerit compensation proposal, and “FOR” the FirstMerit adjournment proposal. See “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” for a more detailed discussion of the FirstMerit board of directors’ recommendation.

FirstMerit Record Date and Quorum

The FirstMerit board of directors has fixed the close of business on [            ] as the record date for determining the holders of FirstMerit common stock entitled to receive notice of and to vote at the FirstMerit special meeting.

As of the FirstMerit record date, there were [            ] shares of FirstMerit common stock outstanding and entitled to vote at the FirstMerit special meeting held by approximately [            ] holders of record. Each share of FirstMerit common stock entitles the holder to one vote at the FirstMerit special meeting on each proposal to be considered at the FirstMerit special meeting.

The presence at the FirstMerit special meeting, in person or by proxy, of holders of a majority of the outstanding shares of FirstMerit common stock entitled to vote at the FirstMerit special meeting will constitute a quorum for the transaction of business. All shares of FirstMerit common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the FirstMerit special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

FirstMerit merger proposal:

•	Standard: Approval of the FirstMerit merger proposal requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of FirstMerit common stock.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the FirstMerit merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

FirstMerit compensation proposal:

•	Standard: Approval of the FirstMerit compensation proposal requires the affirmative vote of the holders of at least a majority of the votes cast at the FirstMerit special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit compensation proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the proposal.

FirstMerit adjournment proposal:

•	Standard: Approval of the FirstMerit adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of FirstMerit common stock present or represented by proxy at the FirstMerit special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the FirstMerit special meeting, or fail to instruct your bank or broker how to vote with respect to the FirstMerit adjournment proposal, it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the FirstMerit record date, the directors and executive officers of FirstMerit and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of FirstMerit common stock representing approximately [            ]% of the shares of FirstMerit common stock outstanding on that date. As of the FirstMerit record date, Huntington owned [            ] shares of FirstMerit common stock representing approximately [             ]% of the shares of FirstMerit common stock outstanding on that date.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to holders of FirstMerit common stock is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the FirstMerit special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FIRSTMERIT COMMON STOCK YOU OWN. Accordingly, each FirstMerit common shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the FirstMerit common shareholder plans to attend the FirstMerit special meeting in person.

All shares represented by valid proxies that FirstMerit receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the FirstMerit merger proposal, “FOR” the FirstMerit compensation proposal, and “FOR” the FirstMerit adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the FirstMerit special meeting or at any adjournment or postponement of the FirstMerit special meeting. However, if other business properly comes before the FirstMerit special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of FirstMerit common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank, or other nominee that are represented at the FirstMerit special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank, or other nominee holds your shares of FirstMerit common stock in “street name,” your broker, bank, or other nominee will vote your shares of FirstMerit common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank, or other nominee with this joint proxy statement/prospectus. We believe that the FirstMerit merger proposal, FirstMerit compensation proposal and FirstMerit adjournment proposal are “non-routine” proposals and your broker, bank, or other nominee can vote your shares of FirstMerit common stock only with your specific voting instructions.

Revocability of Proxies and Changes to a FirstMerit Common Shareholder’s Vote

If you hold your shares of FirstMerit common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to FirstMerit’s corporate secretary, (3) attending the special meeting in person, notifying the corporate secretary, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the FirstMerit special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying FirstMerit’s corporate secretary) of a shareholder at the FirstMerit special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attention: Corporate Secretary

If your shares of FirstMerit common stock are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

FirstMerit is soliciting your proxy in conjunction with the merger. FirstMerit will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, FirstMerit will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of FirstMerit common stock and secure their voting instructions. FirstMerit has also made arrangements with [    ] to assist it in soliciting proxies and has agreed to pay [    ] approximately $[    ] plus reasonable expenses for these services.

Attending the FirstMerit Special Meeting

All holders of FirstMerit common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other holder of record, are invited to attend the FirstMerit special meeting. Shareholders of record can vote in person at the FirstMerit special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank, or other nominee, to be able to vote in person at the FirstMerit special meeting. If you plan to attend the FirstMerit special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. FirstMerit reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the FirstMerit special meeting is prohibited without FirstMerit’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of FirstMerit sharing an address unless FirstMerit has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to FirstMerit’s proxy solicitor, [    ], at [    ], or toll-free at [    ], FirstMerit will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of FirstMerit common stock, please contact Investor Relations, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109, or FirstMerit’s proxy solicitor, [    ], at [    ], or toll-free at [    ].

FIRSTMERIT PROPOSALS

PROPOSAL NO. 1: FIRSTMERIT MERGER PROPOSAL

FirstMerit is asking its shareholders to adopt the merger agreement and the transactions contemplated thereby, including the merger and the bank merger. Holders of FirstMerit common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the FirstMerit board of directors determined that the merger, on the terms and conditions set forth in the merger agreement, are in the best interests of FirstMerit and its shareholders. Please see “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the FirstMerit board of directors’ recommendation.

The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the FirstMerit merger proposal.

PROPOSAL NO. 2: FIRSTMERIT COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act, FirstMerit is seeking non-binding, advisory approval from its common shareholders of the compensation of FirstMerit’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Merger-Related Compensation for FirstMerit’s Named Executive Officers.” The proposal gives FirstMerit common shareholders the opportunity to express their views on the merger-related compensation of FirstMerit’s named executive officers. Accordingly, FirstMerit is requesting its common shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to FirstMerit’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Merger-Related Compensation for FirstMerit’s Named Executive Officers,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Huntington or FirstMerit. If the merger is completed, the merger-related compensation may be paid to FirstMerit’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if FirstMerit common shareholders fail to approve the advisory vote regarding merger-related compensation.

The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the FirstMerit compensation proposal.

PROPOSAL NO. 3: FIRSTMERIT ADJOURNMENT PROPOSAL

The FirstMerit special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the FirstMerit merger proposal.

If, at the FirstMerit special meeting, the number of shares of FirstMerit common stock present or represented and voting in favor of the FirstMerit merger proposal is insufficient to approve such proposal, FirstMerit intends to move to adjourn the FirstMerit special meeting in order to solicit additional proxies for the adoption of the merger agreement. In accordance with the FirstMerit bylaws, a vote to approve the proposal to adjourn the FirstMerit special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FirstMerit special meeting to approve the FirstMerit merger proposal may be taken in the absence of a quorum.

In this proposal, FirstMerit is asking its shareholders to authorize the holder of any proxy solicited by the FirstMerit board of directors on a discretionary basis to vote in favor of adjourning the FirstMerit special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from FirstMerit common shareholders who have previously voted.

The FirstMerit board of directors recommends that FirstMerit common shareholders vote “FOR” the FirstMerit adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Huntington

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Phone: (800) 576-5007

Huntington is a regional bank holding company headquartered in Columbus, Ohio, with $71 billion in total assets as of December 31, 2015. The Huntington National Bank, founded in 1866, and its affiliates provide full-service commercial, small business, and consumer banking services; mortgage banking services; treasury management and foreign exchange services; equipment leasing; wealth and investment management services; trust services; brokerage services; customized insurance brokerage and service programs; and other financial products and services. The principal markets for these services are Huntington’s six-state banking franchise: Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. The primary distribution channels include a banking network of more than 750 traditional branches and convenience branches located in grocery stores and retirement centers, and through an array of alternative distribution channels including Internet and mobile banking, telephone banking, and more than 1,500 ATMs. Through automotive dealership relationships within its six-state banking franchise area and selected other Midwest and New England states, Huntington also provides commercial banking services to automotive dealers and retail automobile financing for dealers’ customers.

Huntington’s common stock is traded on the NASDAQ under the symbol “HBAN.” Additional information about Huntington and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

FirstMerit

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Phone: (330) 996-6000

With assets of approximately $25.5 billion as of December 31, 2015, FirstMerit is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the BHC Act. FirstMerit operates primarily through FirstMerit Bank, National Association and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers.

As of December 31, 2015, FirstMerit Bank had deposits totaling approximately $20 billion and operated a network of 366 banking offices and 400 automated teller locations in Ohio, Michigan, Wisconsin, Illinois and Pennsylvania.

FirstMerit’s common stock is traded on the NASDAQ under the symbol “FMER.” Additional information about FirstMerit and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

Merger Sub

West Subsidiary Corporation

c/o Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Phone: (800) 576-5007

West Subsidiary Corporation is an Ohio corporation and a direct wholly-owned subsidiary of Huntington. Merger Sub was incorporated on January 22, 2016, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Mergers

Each of Huntington’s and FirstMerit’s respective boards of directors has approved the merger agreement and the transactions contemplated thereby. The merger agreement provides for the merger of Merger Sub with and into FirstMerit, with FirstMerit remaining as the surviving entity. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Huntington. Immediately following the completion of the second step merger or at such later time as Huntington may determine in its sole discretion, FirstMerit Bank, National Association, a national bank and wholly-owned bank subsidiary of FirstMerit, will merge with and into The Huntington National Bank, a national bank and wholly-owned bank subsidiary of Huntington. The Huntington National Bank will be the surviving bank in the bank merger.

In the merger, each share of FirstMerit common stock, without par value, issued and outstanding immediately prior to the completion of the merger, except for specified shares of FirstMerit common stock held by FirstMerit or Huntington and shares of FirstMerit common stock held by shareholders who properly exercise dissenters’ rights, will be converted into the right to receive 1.72 shares of Huntington common stock, par value $0.01 per share, and $5.00 in cash. No fractional shares of Huntington common stock will be issued in connection with the merger. FirstMerit common shareholders who would otherwise be entitled to a fraction of a share of Huntington common stock upon completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Huntington share closing price, as discussed below. For a discussion of the treatment of awards outstanding under FirstMerit’s equity incentive plans as of the effective time, see “The Merger Agreement—Treatment of FirstMerit Equity Awards.”

Also in the second step merger, each share of FirstMerit preferred stock issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive one share of Huntington preferred stock. But for the par value, the dividend payment dates, and the optional redemption date of the securities, the Huntington preferred stock to be issued in connection with the second step merger will have terms that are substantively identical to the terms of the outstanding FirstMerit preferred stock.

FirstMerit common shareholders are being asked to adopt the merger agreement and Huntington common stockholders are being asked to approve the issuance of Huntington common stock in connection with the merger. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement.

Background of the Merger

In connection with their ongoing consideration and evaluation of their respective long-term prospects and strategies, each of FirstMerit’s and Huntington’s board of directors and senior management have considered and regularly reviewed their respective strategic direction and business objectives, including by evaluating strategic growth opportunities, as part of their respective continuous efforts to enhance value for their respective shareholders and other constituencies. These considerations have focused on, among other things, prospects and developments in the regulatory environment, in the economy generally and in financial markets, for financial institutions generally and FirstMerit and Huntington, respectively, in particular, as well as conditions and ongoing consolidation in the financial services industry. In addition, Huntington regularly evaluates and completes business combination opportunities generally in furtherance of its strategic objectives.

In the fourth quarter of 2014 and the first quarter of 2015, FirstMerit management and representatives of Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler”) engaged in confidential preliminary exploratory discussions with representatives of three financial institutions (which did not include Huntington) regarding their potential interest in pursuing a business combination transaction with FirstMerit; however, none of such financial institutions was interested in pursuing a business combination with FirstMerit at that time or would only consider a transaction without a premium to FirstMerit’s then current market price.

On May 1, 2015, Huntington’s chief executive officer, Mr. Stephen Steinour, contacted FirstMerit’s chief executive officer, Mr. Paul Greig, and provided a verbal initial indication of interest in a potential stock-for-stock business combination with FirstMerit, indicating Huntington’s willingness to offer consideration of $24.00 per share of FirstMerit common stock based on Huntington’s then-current share price, which represented a 24% premium over FirstMerit’s share price of $19.37 on April 30, 2015. Later that day and on May 2, 2015, Mr. Greig notified the other members of the Executive Committee of the FirstMerit board of directors (which consists of Mr. Greig, FirstMerit’s lead director, Mr. John Blickle, and three additional members of the FirstMerit board of directors) of Huntington’s interest.

On May 5, 2015, FirstMerit and the FirstMerit board of directors retained Sandler to act as an independent financial advisor to FirstMerit and the FirstMerit board of directors in connection with Huntington’s indication of interest, and more generally to assist in the FirstMerit board of directors’ consideration of alternative strategies to enhance long-term shareholder value.

On May 8, 2015, the Executive Committee of the FirstMerit board of directors met to consider and discuss Huntington’s indication of interest. Representatives of Sandler were also in attendance. At the meeting, representatives of Sandler discussed with the Executive Committee of the FirstMerit board of directors the financial aspects of FirstMerit continuing on a standalone basis, provided an overview of Huntington’s business, financial position and geographic footprint, including a summary of publicly available data about Huntington, presented initial combined franchise and pro forma merger analyses and discussed recent merger transactions in the industry, the potential for an acquisition of FirstMerit by certain other possibly interested banking organizations and the possible market reaction to a potential business combination with Huntington. Following discussions, the Executive Committee of the FirstMerit board of directors determined to bring Huntington’s indication of interest before the FirstMerit board of directors.

On May 13, 2015, the FirstMerit board of directors held a special meeting to consider and discuss Huntington’s indication of interest. Representatives of Sandler were present at the meeting. At the meeting, representatives of Sandler discussed the matters previously discussed with the Executive Committee of the FirstMerit board of directors on May 8, 2015. At the conclusion of the meeting, the FirstMerit board of directors authorized and directed Mr. Greig to obtain more specific information about the Huntington indication of interest.

On May 15, 2015, Huntington submitted a written non-binding indication of interest to FirstMerit (which we refer to as the “May 15 proposal”). The May 15 proposal provided for 100% stock consideration at a fixed exchange ratio of 2.137 shares of Huntington common stock for each share of outstanding FirstMerit common stock, representing an indicative value of $24.00 per share based on Huntington’s closing share price of $11.23 on May 14, 2015 and representing a 22% premium to the closing share price of $19.65 of FirstMerit’s common stock on such date. The May 15 proposal also noted that Huntington would expand the Huntington board of directors to add three independent members of the FirstMerit board of directors and that Huntington would create a new bank operations center in the Akron, Ohio area, give priority access to Huntington job listings to FirstMerit employees and maintain levels of charitable giving in the Akron, Ohio metro area.

On May 16, 2015, Mr. Greig contacted Mr. Steinour to discuss the regulatory approval process for a possible transaction, Huntington’s implied exchange ratio and the representation of FirstMerit directors on the Huntington board of directors.

On May 21, 2015, the FirstMerit board of directors held a special meeting to review and consider the May 15 proposal and Mr. Greig’s and Mr. Steinour’s subsequent conversations related thereto. Representatives of Sandler and Sullivan & Cromwell LLP, FirstMerit’s outside counsel (which we refer to as “Sullivan & Cromwell”), were present at the meeting. At the meeting, representatives of Sandler updated the FirstMerit board of directors on matters similar to those previously discussed with the Executive Committee of the FirstMerit board of directors on May 8, 2015 and the FirstMerit board of directors on May 13, 2015. A representative of Sullivan & Cromwell then discussed the FirstMerit board of directors’ fiduciary duties in general in connection with its evaluation of strategic alternatives, the regulatory requirements for approvals of bank acquisition transactions and the regulatory environment for banks in general and for bank acquisition transactions in particular. Among other things, the FirstMerit board of directors considered the matters discussed by Sullivan & Cromwell, the impact of a transaction on Akron and Canton, Ohio and on FirstMerit employees and the impact of the announcement of a transaction on Huntington’s share price. At the conclusion of the meeting, the FirstMerit board of directors did not reach a consensus on moving forward with the May 15 proposal at that time and instructed Mr. Greig to inform representatives of Huntington that FirstMerit was not prepared to proceed.

On September 15, 2015, Mr. Greig met with a senior executive of a financial institution to engage in confidential preliminary exploratory discussions regarding a potential business combination with FirstMerit. This financial institution was not one of the institutions with which First Merit had exploratory discussions in late 2014 or early 2015. The senior executive of such financial institution did not indicate an interest in pursuing such a potential business combination at that time, and FirstMerit did not proceed further with such financial institution.

At the request of Huntington, on September 17, 2015, Messrs. Greig and Blickle met with Mr. Steinour and Huntington’s lead director, Mr. David Porteous, to discuss the possibility of Huntington submitting a revised proposal.

On September 24, 2015, Mr. Greig and Mr. Steinour met to continue to discuss the possibility of a revised proposal.

On October 5, 2015, Huntington submitted a revised written non-binding indication of interest to FirstMerit (which we refer to as the “October 5 proposal”). The October 5 proposal provided for 100% stock consideration at a fixed exchange ratio of 2.137 shares of Huntington common stock for each share of outstanding FirstMerit common stock (the same exchange ratio as the May 15 proposal), representing an indicative value of $22.61 per share based on Huntington’s closing share price of $10.58 on October 2, 2015 and representing a 31% premium to the closing share price of $17.27 of FirstMerit’s common stock on such date. The October 5 proposal reiterated the terms from the May 15 proposal, including board positions and community commitments, and further provided that the FirstMerit directors appointed to the Huntington board of directors would each also be appointed to a committee of the Huntington board of directors, that additional FirstMerit directors would be invited to Huntington’s Greater Akron-Canton Region Advisory Board, and that Huntington would seek to relocate existing Huntington jobs to Akron.

On October 6, 2015, the Executive Committee of the FirstMerit board of directors met to consider and discuss the October 5 proposal. Representatives of Sandler and Sullivan & Cromwell were also in attendance. Among other things, the Executive Committee of the FirstMerit board of directors discussed the additional commitments to the combined company’s Akron employment and to the community contained in the October 5 proposal compared to the May 15 proposal, including Huntington’s commitments to appoint FirstMerit directors to Huntington’s Greater Akron-Canton Region Advisory Board and to relocate existing Huntington jobs to Akron, as well as the regulatory approval process for a transaction and the impact of a transaction on Huntington’s share price. At the conclusion of the meeting, the Executive Committee of the FirstMerit board of directors determined to bring the October 5 proposal before the FirstMerit board of directors.

On October 14, 2015, the FirstMerit board of directors held a special meeting to review and consider the October 5 proposal. Representatives of Sandler and Sullivan & Cromwell were present at the meeting. At the meeting, the FirstMerit board of directors discussed, among other things, FirstMerit’s standalone position, the financial impact of a potential transaction, the impact of the anticipated increase in interest rates by the Board of Governors of the Federal Reserve System, the regulatory aspects of a transaction, and the additional commitments to FirstMerit employees and to the community contained in the October 5 proposal compared to the May 15 proposal. At the conclusion of the meeting, the FirstMerit board of directors determined to allow Huntington to perform limited due diligence activities in order to confirm the October 5 proposal.

On October 15, 2015, Huntington executed a confidentiality agreement with FirstMerit that contained customary standstill provisions and was given access to an electronic data room with certain non-public information about FirstMerit. Over the course of the next three weeks, representatives of FirstMerit management and Sandler worked with representatives of Huntington and its advisors to facilitate Huntington’s due diligence investigation of FirstMerit.

On November 11, 2015, Huntington submitted a renewed written non-binding indication of interest (which we refer to as the “November 11 proposal”) to FirstMerit in order to confirm that, following its diligence investigation, it remained interested in pursuing an all-stock transaction at a fixed exchange ratio of 2.137 Huntington common shares for each share of outstanding FirstMerit common stock. As of November 10, 2015, this proposal represented an indicative value of $24.81 per share based on Huntington’s closing share price of $11.61 on November 10, 2015 and represented a 22% premium to the closing share price of $20.40 of FirstMerit’s common stock on such date.

On November 18, 2015, the FirstMerit board of directors held a special meeting to review and consider the November 11 proposal. Representatives of Sandler and Sullivan & Cromwell were present at the meeting. At the meeting, the FirstMerit board of directors considered, among other things, the value of the consideration offered in the November 11 proposal and the impact on a transaction of the expected increase in interest rates by the Board of Governors of the Federal Reserve System and of the recently announced transaction between First Niagara Financial Group and KeyCorp. At the conclusion of the meeting, the FirstMerit board of directors did not reach a consensus on moving forward with the November 11 proposal and instructed Mr. Greig to inform Huntington that FirstMerit would not pursue a business combination transaction with Huntington on such terms. Mr. Greig did so later that day.

On November 27, 2015, Mr. Blickle and Mr. Porteous met to discuss the possibility of Huntington submitting a revised proposal.

On December 2, 2015, Huntington submitted a revised written non-binding indication of interest (which we refer to as the “December 2 proposal”) to FirstMerit, which proposal provided for mixed consideration priced based on an increased exchange ratio of 2.15 shares of Huntington common stock for each share of FirstMerit common stock, consisting of a mix of Huntington common stock and up to 20% cash. As of December 2, 2015, this proposal represented an indicative value of $25.37 per share based on Huntington’s closing share price of $11.80 on December 1, 2015, representing a 24% premium to the closing share price of $20.39 of FirstMerit’s common stock on such date. The December 2 proposal also provided, among other things, for an increase in the number of FirstMerit directors appointed to the Huntington board of directors from three to four (and provided that such directors would be nominated for a minimum of two full terms), that Huntington would contribute $25 million over ten years to support the greater Akron, Ohio, Canton, Ohio and Flint, Michigan communities and that Huntington would establish a retention pool for employees of FirstMerit as jointly designated by Huntington and FirstMerit.

On December 9, 2015, the FirstMerit board of directors held its previously scheduled annual strategic planning meeting with FirstMerit senior management. While in executive session at the meeting, the FirstMerit board of directors reviewed and considered the December 2 proposal. Representatives of FirstMerit management, Sandler and Sullivan & Cromwell were also present at the meeting. At the conclusion of the meeting, the FirstMerit board of directors determined to allow Huntington to conduct further due diligence on FirstMerit in order to confirm the December 2 proposal, and authorized FirstMerit’s management and advisors to begin performing reverse due diligence on Huntington and negotiating transaction documentation. In reaching this conclusion, the FirstMerit board of directors took into account Sandler’s and management’s updated views as to the presumptive financial performance of FirstMerit on a standalone basis in 2016, the impact of the expected increase to interest rates by the Board of Governors of the Federal Reserve System and the improvements in the December 2 proposal from the November 11 proposal, including the increased exchange ratio, and that a portion of the consideration would be payable in cash (which the FirstMerit board of directors agreed should constitute the maximum 20% of consideration contemplated by the December 2 proposal in order to ensure that a portion of the value of the merger consideration would not be subject to potential downward fluctuations in the price of Huntington common stock once the per share cash amount was fixed), the increased representation of FirstMerit directors on the Huntington board of directors commensurate with FirstMerit shareholders’ pro forma ownership of the combined company and the enhanced commitment with respect to FirstMerit’s employees and communities.

On December 10, 2015, representatives of Sandler contacted representatives of Goldman, Sachs & Co., Huntington’s financial advisor (which we refer to as “Goldman Sachs”), to confirm FirstMerit’s interest in pursuing a transaction with Huntington, provided that Huntington agree to proceed on the basis that the consideration mix would be 80% stock and 20% cash. Representatives of Goldman Sachs conveyed Huntington’s interest in proceeding with a deal on such terms.

During the period between the December 9, 2015 meeting of the FirstMerit board of directors and the execution of the merger agreement, as the parties considered and negotiated the transaction and arrangements for FirstMerit personnel and continued to perform due diligence on one another, U.S. equity markets experienced tremendous volatility. For example, from December 9, 2015 to January 25, 2016, the S&P 500 Bank Index declined by 17.4% and the share prices of Huntington and FirstMerit common stock declined by 20.4% and 18.1%, respectively.

During the week of January 4, 2016, the FirstMerit board of directors engaged Jones Day as independent outside counsel to the FirstMerit board of directors.

On January 11, 2016, representatives of Wachtell, Lipton, Rosen & Katz, Huntington’s outside counsel (which we refer to as “Wachtell”), distributed a draft merger agreement to representatives of Sullivan & Cromwell.

On January 13, 2016, Mr. Greig, after extensive discussions with Mr. Blickle and extensive discussions between Mr. Blickle and individual members of the FirstMerit board of directors, informed Huntington that, given the recent decline in the price of Huntington’s common shares (from $11.06 on December 9, 2015 to $10.18 on January 12), the December 2 proposal needed to be improved and requested that Huntington revise such proposal to provide for either a 100% stock transaction or to provide fixed cash consideration per share in line with the value of the cash consideration prior to the recent decline in the price of Huntington common stock. Huntington indicated that it would actively consider such request.

On January 15, 2016, representatives of Sullivan & Cromwell distributed a revised draft of the merger agreement to representatives of Wachtell. Thereafter, discussions between FirstMerit and Huntington and their respective advisors continued, and the parties continued to negotiate the terms of the potential transaction and perform due diligence on one another. The terms negotiated included, among other items, the structure of the potential transaction, employee benefit matters, post-closing governance matters and the details of Huntington’s commitments to the communities in which FirstMerit operates.

On January 16, 2016, representatives of FirstMerit’s senior management team and Sandler met with representatives of Huntington’s senior management team at Huntington’s headquarters in Columbus, Ohio in connection with FirstMerit’s reverse due diligence investigation of Huntington. At the meeting, FirstMerit’s and Huntington’s senior management teams discussed, among other things, Huntington’s business strategy, finance and accounting, interest rate risk, credit quality, risk management and legal compliance practices.

On January 17, 2016, Mr. Greig and Mr. Steinour had a telephonic meeting to discuss potential terms for a revised proposal from Huntington. During the meeting, Mr. Greig and Mr. Steinour discussed the expected market reaction to an all-stock transaction versus a mixed cash and stock transaction, and Mr. Greig indicated FirstMerit’s view that Huntington’s next proposal should contain a mix of cash and stock.

On January 18, 2016, FirstMerit and Huntington completed their respective due diligence investigations. Later that day, the Risk Oversight Committee of the Huntington board of directors held a meeting to review the due diligence findings with Huntington management, and to discuss the potential impact of the merger on the risk profile of Huntington.

Thereafter, on January 19, 2016, Huntington submitted its final proposal (which we refer to as the “final proposal”) to FirstMerit, which proposal provided, subject to the parties reaching agreement on the remaining open points in the draft merger agreement, for mixed cash and stock consideration consisting of 1.72 shares of Huntington common stock plus a fixed $5.00 in cash per share of outstanding FirstMerit common stock. As of January 15, 2016, this proposal represented an indicative value of $21.48 per share based on Huntington’s closing share price of $9.58 on January 15, 2016 and represented a 32% premium to the closing share price of $16.29 of FirstMerit’s common stock on such date. In addition to reiterating the terms of the December 2 proposal, the final proposal also provided for a $30 million retention pool for FirstMerit employees and indicated that Huntington would contribute $25 million to the Huntington Foundation dedicated to supporting charitable causes in Akron, Ohio, Canton, Ohio and Flint, Michigan.

On January 20, 2016, the FirstMerit board of directors held a special meeting to review and consider the final proposal. At the meeting, representatives of Sullivan & Cromwell and Jones Day reviewed with the FirstMerit board of directors its fiduciary duties in connection with a potential strategic business combination transaction and regulatory considerations and representatives of Sullivan & Cromwell reviewed the terms of the draft merger agreement. Representatives of Jones Day reviewed with the FirstMerit board of directors Sandler’s prior relationships with Huntington, including the relationships described under the section entitled “Opinion of Sandler O’Neill & Partners, L.P.,” the facts of which had previously been disclosed to FirstMerit by Sandler prior to Sandler’s engagement. The FirstMerit board of directors discussed such prior relationships and related considerations, and determined that those relationships and considerations did not impair the ability of Sandler to continue to act as the financial advisor to FirstMerit. Representatives of Sandler discussed the recent market volatility, provided an overview of financial aspects of each of FirstMerit, Huntington and the combined company, and reviewed the results of FirstMerit’s reverse due diligence and the financial terms of the potential transaction. Representatives of Sandler also discussed with the FirstMerit board of directors the environment for other strategic alternatives available to FirstMerit. In connection with that discussion, Sandler noted (i) the fact that FirstMerit management has engaged in preliminary exploratory discussions with potential acquirers from time to time, including speaking with three potential acquirers in the fourth quarter of 2014 and the first quarter of 2015, without any of the parties indicating a substantial interest in pursuing a transaction, (ii) Sandler’s assessment that those parties would continue to be not interested in pursuing a strategic transaction with FirstMerit at such time, and (iii) Sandler’s assessment that other third parties would not likely be interested in acquiring FirstMerit at such time. The FirstMerit board of directors also discussed the termination fee that could become payable if FirstMerit terminated the merger agreement in certain circumstances, the terms of the merger agreement prohibiting FirstMerit from soliciting, and providing Huntington with the ability to match, third party acquisition proposals as well as the unlikelihood that such terms would have a preclusive effect on a potentially interested third party from making a superior offer. The FirstMerit board of directors discussed such provisions with its legal and financial advisors and confirmed that such provisions were consistent with market practice in transactions of this nature. After discussion of the foregoing matters, the proposed transaction, the status of discussions with Huntington and the risks inherent in a potential transaction, the FirstMerit board of directors authorized senior management, Sandler and Sullivan & Cromwell to continue negotiating the draft merger agreement with Huntington.

Also on January 20, 2016, the Huntington board of directors held a special meeting. Representatives of the Huntington management team and of Goldman Sachs and Wachtell were also in attendance. Prior to the meeting, the directors received a summary of the terms of the draft merger agreement from Wachtell. Mr. Steinour updated the Huntington board of directors on the status of the transaction, including ongoing negotiations with FirstMerit. Mr. Steinour also discussed the findings from Huntington’s due diligence review of FirstMerit. Representatives of Wachtell reviewed with the Huntington board of directors the current terms of the draft merger agreement, including a summary of the non-solicit and similar provisions, the provisions relating to governance of the combined company, and the provisions relating to employee matters, along with certain regulatory considerations relating to the transaction. Representatives of Wachtell also discussed with the Huntington board of directors its fiduciary duties in connection with a potential strategic business combination transaction. Representatives of Goldman Sachs discussed certain preliminary financial analyses relating to the proposed transaction. Mr. Steinour then updated the Huntington board of directors on the anticipated next steps, and the Huntington board of directors authorized senior management and Wachtell to continue negotiating the draft merger agreement with FirstMerit.

On January 22, 2016, the FirstMerit board of directors held another special meeting to review and consider the final proposal. In addition, members of FirstMerit’s management team and representatives of Sullivan & Cromwell updated the FirstMerit board of directors on the progression of negotiations with Huntington since the last meeting of the FirstMerit board of directors. Also at the meeting, a representative of Sandler updated Sandler’s discussion of the financial aspects of the proposed transaction, reviewed with the FirstMerit board of directors Sandler’s financial analysis of the per share merger consideration and rendered to the FirstMerit board of directors an oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing its opinion, the per share merger consideration to be paid to the holders of FirstMerit shares pursuant to the merger agreement was fair to such holders from a financial point of view. See “Opinion of Sandler O’Neill & Partners, L.P.” Following these discussions, and extensive review and discussion among FirstMerit’s directors, including consideration of the factors described under “—FirstMerit’s Reason for the Merger; Recommendation of the FirstMerit Board of Directors,” and consideration of the above referenced discussions, the FirstMerit board of directors, in a vote of thirteen members for, none against and one abstaining, subject to finalizing the merger agreement and receipt of advice from Huntington that, following consultations with its regulators, Huntington saw no significant impediments to obtaining the necessary regulatory approvals, (i) determined that the merger agreement, and the transactions contemplated thereby, were fair to, and in the best interests of, FirstMerit and its shareholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, and declared advisable that FirstMerit enter into the merger agreement and (iii) resolved to recommend that the merger agreement be adopted by FirstMerit’s shareholders at a shareholders’ meeting duly called and held for such purpose.

On January 23, 2016, the Huntington board of directors held a special meeting to consider the terms of the proposed transaction with FirstMerit. Representatives of the Huntington management team and of Goldman Sachs and Wachtell were also in attendance. Prior to the meeting, the directors received copies of an updated draft merger agreement and of the other draft transaction documents and an updated summary of the terms thereof from Wachtell, as well as materials prepared by Goldman Sachs. At the meeting, representatives of Goldman Sachs reviewed Goldman Sachs’ financial analysis of the proposed transaction, including discussing the various financial methodologies used in its analysis. Representatives of Wachtell updated the Huntington board of directors on the continued negotiations with FirstMerit since the prior meeting of the Huntington board of directors.

Over the course of the next three days, the parties continued to engage in negotiations to finalize the terms of the proposed transaction.

On January 25, 2016, Huntington confirmed to FirstMerit that, following Huntington’s consultations with its regulators, Huntington saw no significant impediments to obtaining the necessary regulatory approvals.

In the evening on January 25, 2016, the Huntington board of directors held a special meeting to review and consider the proposed merger agreement. Representatives of the Huntington management team and of Goldman

Sachs and Wachtell were also in attendance. Representatives of Goldman Sachs presented Goldman Sachs’ financial analysis to the Huntington board of directors, noting that the analysis had not changed substantively from that presented at the January 23 meeting. Representatives of Goldman Sachs then delivered Goldman Sachs’ oral opinion (which was subsequently confirmed in writing by delivery of Goldman Sachs’ written opinion dated January 25, 2016) that, as of the date of the Huntington board of directors’ meeting and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement was fair from a financial point of view to Huntington. The full text of the written opinion of Goldman Sachs dated January 25, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. Also at the meeting, representatives of Wachtell reviewed with the Huntington board of directors the resolution of certain previously open matters with respect to the terms of the merger agreement since the January 23 meeting. After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of the Huntington board of directors, including the factors described under “—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors”, the Huntington board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, were advisable and in the best interests of Huntington, and the directors voted to adopt and approve the merger agreement and the transactions contemplated by it.

Following the meeting of the Huntington board of directors, FirstMerit and Huntington executed the merger agreement. The transaction was announced in the morning of January 26, 2016 before the opening of the stock markets in New York.

Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors

In reaching its decision to adopt and approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the stock issuance, and to recommend that Huntington’s stockholders approve the issuance of Huntington common stock in connection with the merger, the Huntington board of directors consulted with Huntington management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	each of Huntington’s, FirstMerit’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Huntington board of directors considered its view that FirstMerit’s financial condition and asset quality are sound, that FirstMerit’s business and operations complement those of Huntington, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, including through core deposit funding, than Huntington on a stand-alone basis. The board of directors further considered that FirstMerit’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Huntington’s earnings and prospects on a stand-alone basis. In particular, the Huntington board of directors considered the following:

•	the strategic rationale for the merger, given its potential of creating premier banking franchise specializing in serving the banking needs of consumers and small and middle market businesses across the Midwest;

•	potential growth opportunities through the expansion into new and attractive markets including Chicago and Wisconsin;

•	the complementary nature of the cultures and product mix of the two companies, including with respect to strategic focus, target markets, client service, credit cultures and risk profiles, which

Huntington management believes should facilitate the successful integration and implementation of the transaction; and

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings and returns on tangible stockholders’ equity;

•	the participation of four of FirstMerit’s directors in the combined company, which enhances the likelihood that the strategic benefits that Huntington expects to achieve as a result of the merger will be realized;

•	FirstMerit’s longstanding roots in the Midwestern banking market and its strong ties to many of the same communities that Huntington serves;

•	its understanding of the current and prospective environment in which Huntington and FirstMerit operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Huntington both with and without the merger;

•	its review and discussions with Huntington’s management concerning the due diligence examination of FirstMerit’s business;

•	Huntington management’s expectation that Huntington will retain its capital position and asset quality upon completion of the transaction;

•	the expectation of significant annual cost savings resulting from the transaction;

•	the oral opinion of Goldman, Sachs & Co., Huntington’s financial advisor, to the Huntington board of directors, subsequently confirmed in writing, as to the fairness to Huntington, from a financial point of view and as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, of the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement, as more fully described below in the section entitled “—Opinion of Goldman, Sachs & Co.”;

•	the fact that Huntington’s stockholders will have a chance to vote on the stock issuance in connection with the merger;

•	its review with its independent legal advisor, Wachtell, Lipton, Rosen & Katz, and its independent financial advisors Goldman, Sachs & Co., of the financial and other terms of the merger agreement, including the tax treatment, deal protection and termination provisions; and

•	Huntington’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions.

The Huntington board of directors also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating FirstMerit’s business, operations, and workforce with those of Huntington;

•	certain anticipated merger-related costs;

•	the diversion of management attention and resources from the operation of Huntington’s business towards the completion of the merger;

•	the possibility that divestitures may be required by regulatory authorities in certain markets in which Huntington and FirstMerit compete;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

•	that Huntington’s stock repurchase program would be suspended during the pendency of the transaction and the potential adverse impact such suspension may have on the trading price of shares of Huntington common stock; and

•	the merger’s effect on Huntington’s regulatory capital levels.

The foregoing discussion of the information and factors considered by the Huntington board of directors is not intended to be exhaustive, but includes the material factors considered by the Huntington board of directors. In reaching its decision to approve the merger agreement, the mergers, and the other transactions contemplated by the merger agreement, including the stock issuance, the Huntington board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Huntington board of directors considered all these factors as a whole, including discussions with, and questioning of, Huntington’s management and Huntington’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Huntington board of directors determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, are advisable and in the best interests of Huntington, and adopted and approved the merger agreement and the transactions contemplated by it.

The Huntington board of directors recommends that Huntington common stockholders vote “FOR” the approval of the Huntington stock issuance proposal.

It should be noted that the explanation of the Huntington board of directors’ reasoning in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Goldman, Sachs & Co.

At a meeting of the Huntington board of directors held on January 25, 2016, Goldman Sachs rendered to the Huntington board of directors its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement was fair from a financial point of view to Huntington.

The full text of the written opinion of Goldman Sachs, dated January 25, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of the Goldman Sachs opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Huntington board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of Huntington common stock should vote with respect to the proposed transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Huntington and FirstMerit for the five years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Huntington and FirstMerit;

•	certain other communications from Huntington and FirstMerit to their respective stockholders;

•	certain publicly available research analyst reports for Huntington and FirstMerit;

•	financial results for FirstMerit for the quarterly period ending, and as of, December 31, 2015, provided by its management;

•	certain internal financial analyses and forecasts for FirstMerit prepared by its management; and

•	certain internal financial analyses and forecasts for Huntington, certain financial analyses and forecasts for FirstMerit on a stand-alone basis and certain financial analyses and forecasts for FirstMerit giving effect to the merger, in each case prepared by Huntington’s management and approved for Goldman Sachs’ use by Huntington, which are collectively referred to as the “Forecasts,” including certain operating synergies projected by the management of Huntington to result from the merger, as approved for Goldman Sachs’ use by Huntington, which are referred to as the “Synergies”.

Goldman Sachs also held discussions with members of the senior management teams of Huntington and FirstMerit regarding their respective assessments of the past and current business operations, financial condition and future prospects of FirstMerit and with members of the senior management team of Huntington regarding their assessment of the past and current business operations, financial condition and operating prospects of Huntington and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the shares of Huntington common stock and FirstMerit common stock; compared certain financial and stock market information for Huntington and FirstMerit with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Huntington board of directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Huntington board of directors that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Huntington. Goldman Sachs did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Huntington and FirstMerit or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the valuation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto, and, accordingly, Goldman Sachs assumed that such allowances and marks are in the aggregate adequate to cover such losses. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on Huntington or FirstMerit or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger will be completed on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Huntington to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to Huntington; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Huntington, as of the date of the opinion, of the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement, or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Huntington; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FirstMerit, or class of such persons, in connection with the merger, whether relative to the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Huntington common stock will trade at any time or as to the impact of the merger on the solvency or viability of Huntington or FirstMerit or the ability of Huntington or FirstMerit to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Huntington board of directors in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of shares of Huntington common stock should vote with respect to the proposed transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Huntington board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 22, 2016 and is not necessarily indicative of current market conditions.

Analysis of Implied Deal Premia and Multiples

Goldman Sachs calculated and compared certain premia and multiples using the closing price for shares of FirstMerit common stock on January 22, 2016, the last trading day prior to the date of execution of the merger agreement and the implied value of the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement (the “Aggregate Consideration”). For purposes of this analysis, Goldman Sachs calculated the implied price per share of $20.74 for the Aggregate Consideration by multiplying the exchange ratio of 1.72 by $9.15, the closing price for shares of Huntington common stock on January 22, 2016, and adding the $5.00 of cash consideration.

Goldman Sachs calculated and/or compared the following:

•	the FirstMerit closing share price on January 22, 2016 as compared to (i) the average trading price of the shares of FirstMerit common stock over the 30-day, 60-day and 90-day time periods ended January 22, 2016, and (ii) the high closing price of the shares of FirstMerit common stock over the 52-week period ended January 22, 2016;

•	the implied premia represented by the implied value of the Aggregate Consideration relative to (i) the FirstMerit share price on January 22, 2016, the last trading day prior to the date of execution of the merger agreement, (ii) the average closing price of shares of FirstMerit common stock over the 30-day, 60-day and 90-day time periods ended January 22, 2016, and (iii) the high closing price of the shares of FirstMerit common stock over the 52-week period ended January 22, 2016;

•	the FirstMerit closing share price on January 22, 2016 as a multiple of the price to estimated earnings per share, or “EPS,” for 2016 and 2017 for FirstMerit, as reflected in the Forecasts;

•	the implied value of the Aggregate Consideration as a multiple of the price to estimated EPS for 2016 and 2017 for FirstMerit, as reflected in the Forecasts;

•	the FirstMerit closing share price on January 22, 2016 as a multiple of the tangible book value per share, or “TBV per share,” and stated book value per share, or “SBV per share,” as of December 31, 2015 for FirstMerit, using TBV per share and SBV per share information provided by the management of FirstMerit; and

•	the implied value of the Aggregate Consideration as a multiple of the TBV per share and SBV per share as of December 31, 2015 for FirstMerit, using TBV per share and SBV per share information provided by the management of FirstMerit.

The results of these calculations and comparisons are listed below:

Difference/Implied Premium to:	FirstMerit January 22, 2016 Price	Implied Value of Aggregate Consideration
January 22, 2016 Closing Price	N/A	29.0%
30-Day Average Price	(10.3%)	15.7%
60-Day Average Price	(14.9%)	9.8%
90-Day Average Price	(13.3%)	11.8%
52-Week High Price	(25.2%)	(3.5)%

Implied Multiples

Price / 2016E EPS	FirstMerit January 22, 2016 Closing Price	11.5x

	Implied Value of Aggregate Consideration	14.8x

Price / 2017E EPS	FirstMerit January 22, 2016 Closing Price	10.5x

	Implied Value of Aggregate Consideration	13.5x

Price / TBV per share	FirstMerit January 22, 2016 Closing Price	1.3x

	Implied Value of Aggregate Consideration	1.7x

Price / SBV per share	FirstMerit January 22, 2016 Closing Price	0.9x

	Implied Value of Aggregate Consideration	1.2x

FirstMerit Selected Companies Analyses

Goldman Sachs reviewed and compared certain financial information for FirstMerit corresponding to financial information and public market multiples for the following selected publicly traded companies in the banking industry:

Associated Banc-Corp.
F.N.B. Corporation
Fulton Financial Corporation
MB Financial, Inc.
Old National Bancorp
PrivateBancorp, Inc.
TCF Financial Corporation
Wintrust Financial Corporation

Although none of the above companies is directly comparable to FirstMerit, the selected companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of FirstMerit.

Goldman Sachs calculated and compared with respect to FirstMerit and each of the selected companies:

•	its price per share as of January 22, 2016 as a multiple of estimated EPS for 2016, which is referred to as “2016E P/E,” and as a multiple of estimated EPS for 2017 which is referred to as “2017E P/E”; and

•	its price per share as of January 22, 2016 as a multiple of its TBV per share, which is referred to as “Price/TBV per share,” and as a multiple of its SBV per share, which is referred to as “Price/SBV per share.”

For purposes of its calculations, Goldman Sachs used 2016 and 2017 EPS estimates for FirstMerit prepared using the Forecasts and 2016 and 2017 EPS estimates for the selected companies reflecting the most recent median estimates for such companies published by Institutional Broker Estimate System, or “I/B/E/S,” as of January 22, 2016. Goldman Sachs used TBV per share and SBV per share information for FirstMerit provided by the management of FirstMerit and for the selected companies reflecting the most recent quarter end figure publicly disclosed by each company as of January 22, 2016.

The multiples calculated by Goldman Sachs for FirstMerit and the median of the multiples calculated by Goldman Sachs for the selected companies are listed below:

	FirstMerit	Selected Companies (Median)
2016E P/E	11.5x	12.3x
2017E P/E	10.5x	11.0x
Price/TBV per share	1.3x	1.4x
Price/SBV per share	0.9x	1.0x

Using the foregoing and its judgment and experience, Goldman Sachs applied illustrative multiple ranges of 2016E P/E, 2017E P/E and P/TBV per share, reflecting the 25th and 75th percentiles of the 2016E P/E, 2017E P/E and Price/TBV per share multiples calculated by Goldman Sachs for the selected companies to the estimated EPS for 2016 and 2017 for FirstMerit reflected in the Forecasts, and the TBV per share as of December 31, 2015 for FirstMerit, as provided by FirstMerit management, to derive ranges of illustrative values per share of FirstMerit common stock as listed below:

	Multiple Range	Range of Illustrative Values per Share of FirstMerit Common Stock
2016E P/E	11.5x-13.0x	$16.11-$18.21
2017E P/E	10.5x-11.5x	$16.14-$17.68
Price/TBV per share	1.3x-1.9x	$16.00-$22.76

Goldman Sachs also performed a regression analysis using the Price/TBV per share multiples for the selected companies calculated by Goldman Sachs as described above compared to the 2017 estimated return on average tangible common equity, or the “2017E ROATCE,” for the selected companies using the median estimates for such companies published by I/B/E/S as of January 22, 2016 to derive a regression line reflecting a range of Price/TBV per share multiples at a range of 2017E ROATCE. The 2017E ROATCE for FirstMerit using the Forecasts corresponded to a Price/TBV per share multiple of 1.5x on the regression line. By applying Price/TBV per share multiples ranging from 1.3x to 1.6x, reflecting Price/TBV per share multiples ranging from 10% greater than, to 10% less than, the 1.5x Price/TBV per share multiple for FirstMerit using the regression line, to TBV per share as of December 31, 2015 for FirstMerit, as provided by FirstMerit management, Goldman Sachs derived implied values per share of FirstMerit ranging from $16.15 to $19.74.

Illustrative Discounted Dividend Analyses for FirstMerit on a Stand-alone Basis

Using the Forecasts, Goldman Sachs performed illustrative discounted dividend analyses, as of December 31, 2015, on FirstMerit, on a stand-alone basis, to derive a range of illustrative present values per share of FirstMerit common stock on a stand-alone basis.

Using discount rates ranging from 10.2% to 11.2% reflecting estimates of the cost of equity for FirstMerit on a stand-alone basis, Goldman Sachs discounted to present value as of December 31, 2015 (a) the forecasted dividends to FirstMerit common shareholders on a stand-alone basis for the years 2016 to 2021, using a target tangible common equity to tangible assets ratio, or “TCE/TA,” of 8.0% as instructed by Huntington management, and (b) a range of illustrative terminal values for FirstMerit on a stand-alone basis, as of December 31, 2021, calculated by applying price/tangible book value multiples ranging from 1.5x to 1.9x, to an estimate of the post-dividend tangible book value of FirstMerit on a stand-alone basis as of December 31, 2021, as reflected in the Forecasts. Then, by adding the ranges of present values it derived as described above and dividing these values by the total number of fully diluted shares of FirstMerit common stock outstanding as of December 31, 2015, as provided by FirstMerit management, Goldman Sachs derived illustrative present values per share of FirstMerit common stock on a stand-alone basis ranging from $18.32 to $22.29.

Selected Transactions Analysis

Goldman Sachs reviewed and compared certain publicly available information relating to the selected acquisition transactions listed below announced since 2013 in which the target company had an asset value of $5 billion or more and involving target companies in the banking and thrift industry.

Announcement Date	Target	Acquirer
October 30, 2015	First Niagara Financial Group, Inc.	KeyCorp
October 29, 2015	Astoria Financial Corporation	New York Community Bancorp, Inc.
August 17, 2015	National Penn Bancshares, Inc.	BB&T Corporation
January 22, 2015	City National Corporation	Royal Bank of Canada
November 12, 2014	Susquehanna Bancshares, Inc.	BB&T Corporation
September 11, 2013	Sterling Financial Corporation	Umpqua Holdings Corporation
July 15, 2013	Taylor Capital Group, Inc.	MB Financial, Inc.

Although none of the target companies in the selected transactions are directly comparable to FirstMerit and none of the selected transactions are directly comparable to the proposed transaction, the selected transactions were chosen because the target companies were publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of FirstMerit, and as such, for purposes of the analysis, the selected transactions may be considered similar to the proposed transaction.

Goldman Sachs calculated and compared with respect to each of the selected transactions and the proposed transaction:

•	the implied premia represented by the implied value of the consideration per target company share paid in the transaction relative to the last undisturbed closing share price for the target company prior to the announcement of the applicable transaction;

•	the implied value of the consideration per target company share paid in the transaction as a multiple of the target company’s estimated EPS for its first full fiscal year after the announcement of the applicable transaction, or “Consideration/FY + 1 EPS”; and

•	the implied value of the consideration per target company share paid in the transaction as a multiple of SBV per share, or the “Consideration/SBV per share”, and as a multiple of TBV per share, or “Consideration/TBV per share” of the target company as of the last full fiscal quarter prior to the announcement of the applicable transaction.

For purposes of its calculations, Goldman Sachs used estimates for EPS for each target company’s first full fiscal year after the announcement of the applicable transaction reflecting the most recent median estimates for such company published by SNL Financial prior to the announcement of the applicable transaction, and Goldman Sachs used SBV per share and TBV per share figures for each target company for the most recent quarter end prior to the announcement of the applicable transaction.

The multiples calculated by Goldman Sachs for the proposed transaction and the median of the multiples calculated by Goldman Sachs for the selected transactions are listed below:

	Proposed Transaction		Selected Transactions (Median)
Implied Premium	29%		25%
Consideration/FY + 1 EPS	14.8	x	18.7	x
Consideration/SBV per share	1.2	x	1.6	x
Consideration/TBV per share	1.7	x	1.7	x

Using the foregoing and its judgment and experience, Goldman Sachs applied illustrative multiple ranges of Consideration/FY + 1 EPS and Consideration/TBV per share, reflecting the 25th and 75th percentiles of the Consideration/FY + 1 EPS and Consideration/TBV per share multiples calculated by Goldman Sachs for the selected transactions to estimated EPS for 2016 for FirstMerit on a stand-alone basis as reflected in the Forecasts and TBV per share as of December 31, 2015 for FirstMerit, as provided by FirstMerit management, to derive ranges of illustrative values per share of FirstMerit common stock as listed below:

	Multiple Range	Range of Illustrative Values per Share of FirstMerit
Consideration/FY + 1 EPS	17x-20x	$23.81-$28.01
Consideration/TBV per share	1.7x-2.0x	$20.45-$24.45

Illustrative Discounted Dividend Analyses for FirstMerit with Effects of Synergies

Using the Forecasts, Goldman Sachs performed illustrative discounted dividend analyses, as of December 31, 2015, on FirstMerit, on a stand-alone basis taking into account the Synergies of the proposed transaction, to derive a range of illustrative present values per share of FirstMerit common stock.

Using discount rates ranging from 9.7% to 10.7%, reflecting estimates of the blended costs of equity of FirstMerit and Huntington, Goldman Sachs discounted to present value as of December 31, 2015 (a) the projected dividends to (or capital infusion required from) FirstMerit common shareholders for the years 2016 to 2021 using the Forecasts for FirstMerit, including the Synergies, and (b) a range of illustrative terminal values for FirstMerit as of December 31, 2021, calculated by applying price/tangible book value multiples ranging from 3.1x to 3.8x to an estimate of the post-dividend tangible book value of FirstMerit as of December 31, 2021, using the stand-alone Forecasts for FirstMerit, including the Synergies and certain other merger-related adjustments provided by Huntington management. Then, by adding the ranges of present values it derived as described above and dividing these values by the total number of fully diluted shares of FirstMerit common stock outstanding as of December 31, 2015, as provided by FirstMerit management, Goldman Sachs derived illustrative present values per share of FirstMerit common stock ranging from $34.31 to $41.85.

Huntington Selected Companies Analyses

Goldman Sachs reviewed and compared certain financial information for Huntington to corresponding financial information and public market multiples for the following selected publicly traded companies in the banking industry:

Associated Banc-Corp
BB&T Corporation
Comerica Incorporated
Fifth Third Bancorp
First Horizon National Corporation
KeyCorp
M&T Bank Corporation
Regions Financial Corporation
SunTrust Banks, Inc.
The PNC Financial Services Group, Inc.
Zions Bancorporation

Although none of the selected companies is directly comparable to Huntington, the included companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Huntington.

Goldman Sachs calculated and compared with respect to Huntington and each of the selected companies:

•	its price per share as of January 22, 2016 as a multiple of estimated EPS for 2016, which is referred to below as “2016E P/E,” and as a multiple of estimated EPS for 2017 which is referred to below as “2017E P/E”; and

•	its price per share as of January 22, 2016 as a multiple of its TBV per share, which is referred to below as “Price/TBV per share,” and as a multiple of its SBV per share, which is referred to below as “Price/SBV per share.”

For purposes of its calculations, Goldman Sachs used 2016 and 2017 EPS estimates for Huntington from the Forecasts and 2016 and 2017 EPS estimates for the selected companies reflecting the most recent median estimates for such companies published by I/B/E/S as of January 22, 2016. Goldman Sachs used TBV per share and SBV per share figures for Huntington and for the selected companies reflecting the most recent quarter end figure publicly disclosed by each company as of January 22, 2016.

The multiples calculated by Goldman Sachs for Huntington and the median of the multiples calculated by Goldman Sachs for the selected companies are listed below:

	Huntington	Selected Companies (Median)
2016E P/E	10.2x	11.0x
2017E P/E	9.4x	9.4x
Price/TBV per share	1.3x	1.2x
Price/SBV per share	1.2x	0.9x

Goldman Sachs also performed a regression analysis using the Price/TBV per share multiples for the selected companies calculated by Goldman Sachs as described above compared to the 2017E ROATCE for the selected companies using the median estimates for such companies published by I/B/E/S as of January 22, 2016 to derive a regression line reflecting a range of Price/TBV per share multiples at a range of 2017E ROATCEs. The 2017E ROATCE for Huntington using the Forecasts corresponded to a Price/TBV per share multiple of 1.4x on the regression line.

Illustrative Discounted Dividend Analyses for Huntington

Using the Forecasts, Goldman Sachs performed illustrative discounted dividend analyses, as of December 31, 2015, on Huntington, on a stand-alone basis, to derive a range of illustrative present values per share of Huntington common stock on a stand-alone basis.

Using discount rates ranging from 9.5% to 10.5%, reflecting estimates of the cost of equity for Huntington on a stand-alone basis, Goldman Sachs discounted to present value as of December 31, 2015 (a) the forecasted dividends to Huntington shareholders on a stand-alone basis for the years 2016 to 2021, using a target TCE/TA ratio of 8.0% as instructed by Huntington management, and (b) a range of illustrative terminal values for Huntington on a stand-alone basis, as of December 31, 2021, calculated by applying price/tangible book value multiples ranging from 1.4x to 1.7x, to an estimate of the post-dividend tangible book value of Huntington on a stand-alone basis as of December 31, 2021, as reflected in the Forecasts. Then, by adding the ranges of present values it derived as described above and dividing these values by the total number of fully diluted shares of Huntington common stock outstanding as of December 31, 2015, as provided by Huntington management, Goldman Sachs derived illustrative present values per share of Huntington common stock on a stand-alone basis ranging from $9.82 to $11.88.

Illustrative Discounted Dividend Analyses for the Combined Company

Using the Forecasts, Goldman Sachs performed illustrative discounted dividend analyses, as of December 31, 2015, on Huntington, on a pro forma basis giving effect to the proposed transaction, to derive a range of illustrative present values per share of Huntington common stock on a pro forma basis.

Using discount rates ranging from 9.7% to 10.7%, reflecting estimates of the blended cost of equity of FirstMerit and Huntington, Goldman Sachs discounted to present value as of December 31, 2015 (a) the forecasted dividends to (or capital infusion required from) Huntington shareholders for the years 2016 to 2021 using the Forecasts for Huntington and FirstMerit, including the Synergies, and (b) a range of illustrative terminal values for Huntington on a pro forma basis as of December 31, 2021, calculated by applying price/tangible book value multiples ranging from 1.9x to 2.3x, to an estimate of the post-dividend tangible book value of Huntington on a pro forma basis as of December 31, 2021, using the Forecasts for Huntington and FirstMerit, including the Synergies and other merger-related adjustments provided by Huntington management. Then, by adding the ranges of present values it derived as described above and dividing these values by the total number of fully diluted shares of Huntington common stock outstanding as of December 31, 2015, plus the number of fully diluted shares of Huntington common stock expected to be issued in the proposed transaction, as provided by Huntington management, Goldman Sachs derived illustrative present values per share of Huntington common stock on a pro forma basis ranging from $11.95 to $14.59.

Illustrative Future Share Price Analyses

Goldman Sachs calculated and analyzed the implied future prices per share of Huntington common stock on a stand-alone basis, as of December 31, 2016 and as of December 31, 2017 by applying, with respect to each year end, an illustrative one year forward P/E multiple of 10.2x, reflecting the 2016E P/E calculated by Goldman Sachs for Huntington as described above under “Huntington Selected Companies Analyses,” which is referred to as the “Stand-alone” multiple, to the estimated EPS for Huntington on a stand-alone basis for the following year as reflected in the Forecasts. Goldman Sachs also calculated implied future prices per share of Huntington common stock on a pro forma basis giving effect to the proposed transaction, as of December 31, 2016 and as of December 31, 2017 by applying, with respect to each year end, illustrative one year forward P/E multiples of 10.2x and 10.5x, reflecting a blended P/E multiple using the 2016E P/E calculated by Goldman Sachs for Huntington as described above under “Huntington Selected Companies Analyses” and the 2016E P/E calculated by Goldman Sachs for FirstMerit as described above under “FirstMerit Selected Companies Analyses,” which is referred to as the “Blended” multiple, to the estimated EPS for Huntington for the following year on a pro forma basis giving effect to the proposed transaction and using the Forecasts for Huntington and FirstMerit, including the Synergies. The implied future prices per share of Huntington common stock on a pro forma basis, as of December 31, 2016 and as of December 31, 2017 calculated by Goldman Sachs applying both a Stand-alone multiple and a Blended multiple exceeded the implied future prices per share of Huntington common stock on a stand-alone basis, as of December 31, 2016 and as of December 31, 2017, calculated by Goldman Sachs.

Goldman Sachs applied the estimated 2017E ROATCE for Huntington on a stand-alone basis as reflected in the stand-alone Forecasts for Huntington to the regression line derived by Goldman Sachs using the regression analysis described above under “Huntington Selected Companies Analyses” and applied the 2018 estimated return on average tangible common equity for Huntington on a pro forma basis giving effect to the proposed transaction (using the Forecasts for Huntington and FirstMerit, including the Synergies) to the same regression line. Using the foregoing, Goldman Sachs derived an implied value per share of Huntington on a pro forma basis that exceeded the implied value per share of Huntington it derived for Huntington on a stand-alone basis.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Huntington or FirstMerit or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Huntington board of directors that, as of the date of the opinion, the merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement was fair from a financial point of view to Huntington. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Huntington, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration to be paid by Huntington for each share of FirstMerit common stock pursuant to the merger agreement was determined through arm’s-length negotiations between Huntington and FirstMerit and was approved by the Huntington board of directors. Goldman Sachs provided advice to Huntington during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Huntington or that any specific amount of consideration constituted the only appropriate consideration for the proposed merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Huntington board of directors in considering the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Huntington board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Huntington, FirstMerit and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Huntington in connection with, and participated in certain of the negotiations leading to, the proposed transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Huntington and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of 2.200% Senior Notes due 2019 (aggregate principal amount $500,000,000) by The Huntington National Bank, a subsidiary of Huntington, in February 2014; as book manager with respect to a public offering of Floating Rate Notes due 2017 and 1.375% Senior Notes due 2017 (aggregate principal amount $750,000,000) by The Huntington National Bank in April 2014; as book manager with respect to a public offering of 2.000% Senior Notes due 2018 (aggregate principal amount $750,000,000) by The Huntington National Bank in June 2015; as book manager with respect to a public offering of 2.875% Senior Notes due 2020 (aggregate principal amount $500,000,000) by The Huntington National Bank in August 2015; and as book manager with respect to a public offering of 2.200% Senior Notes due 2018 (aggregate principal amount $850,000,000) by The Huntington National Bank in November 2015. During the two year period prior to the date of its opinion, the Investment Banking Division of Goldman Sachs received compensation for financial advisory and/or underwriting services provided to Huntington and its affiliates of approximately $4.1 million (excluding compensation paid or to be paid to the Investment Banking Division of Goldman Sachs pursuant to its engagement in connection with the merger). Goldman Sachs also provided certain financial advisory and/or underwriting services to FirstMerit and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of 4.270% Subordinated Notes due 2026 (aggregate principal amount $250,000,000) of FirstMerit Bank, National Association, a subsidiary of FirstMerit, in November 2014. During the two year period prior to the date of its opinion, the Investment Banking Division of Goldman Sachs received compensation for financial advisory and/or underwriting services provided to FirstMerit and its affiliates of approximately $75,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Huntington, FirstMerit and their respective affiliates for which our Investment Banking Division may receive compensation.

Huntington selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to an engagement letter between Huntington and Goldman Sachs, Huntington has agreed to pay Goldman Sachs a transaction fee of $18.5 million, all of which is contingent upon completion of the transaction, plus, at the discretion of Huntington, an additional $1.5 million. In addition, Huntington agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger proposal, the FirstMerit board of directors consulted with FirstMerit management, as well as its financial and legal advisors, and considered a number of factors, including the following factors:

•	each of FirstMerit’s and Huntington’s business, operations, financial condition, asset quality, earnings and prospects;

•	the anticipated economies of scale for the combined company;

•	the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics, including earnings, dividends, return on equity, tangible book value dilution (and earn-back period), and regulatory capital levels;

•	the current and prospective environment in which FirstMerit and Huntington operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on FirstMerit both with and without the merger;

•	the historical performance of Huntington common stock, Huntington common stock’s liquidity in terms of average daily trading volume and the level of future cash dividends anticipated to be received by FirstMerit’s shareholders;

•	Huntington’s record of performance over a substantial period of time and throughout various economic cycles, including its earnings record;

•	the soundness of Huntington’s financial condition and asset quality;

•	publicly available information regarding Huntington’s regulatory status and Huntington’s assurance that it was unaware of any meaningful obstacle to regulatory approvals on a reasonably timely basis;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	the form of consideration, including the cash consideration, which would ensure that a portion of the value of the merger consideration would not be subject to potential downward fluctuations in the price of Huntington common stock, and the fact that a significant portion of the merger consideration would be in stock and with a fixed exchange ratio, which would allow FirstMerit’s shareholders to participate in the future performance of the combined company;

•	the expected tax treatment of the mergers, taken together, as a “reorganization” for United States federal income tax purposes;

•	the size of the termination fee in relation to the overall transaction size, and the requirement that FirstMerit submit the proposal to adopt the merger agreement to its shareholders even if the FirstMerit board of directors has withdrawn, modified or qualified its recommendation in favor of such proposal;

•	the complementary nature of the business strategies, customers, cultures, geographic areas and business lines of the two companies, which the FirstMerit board of directors believes should provide the opportunity to mitigate integration risks and increase potential returns, including that:

•	the geographic scope of the two companies contains overlap, enabling cost savings and achievement of synergies;

•	the nature of the business strategies, customers and geographic areas of the two companies would enable the combined company to achieve goals FirstMerit would have independently attempted to pursue in connection with its strategic plan (including greater cross-selling opportunities based on complementary product sets); and

•	the similarities in the two companies’ community bank operating model and culture, and Huntington’s commitment to supporting the local communities it serves;

•	the written opinion of Sandler, FirstMerit’s financial advisor, dated as of January 25, 2016, delivered to the FirstMerit board of directors that, as of such date, and based upon and subject to the various factors, assumptions and limitations set forth in such opinion, the merger consideration to be paid to the holders of FirstMerit common stock in the merger was fair to such holders from a financial point of view, as more fully described below under “Opinion of Sandler O’Neill & Partners, L.P.”;

•	Huntington’s record of service to its communities as exemplified by its “Satisfactory” Community Reinvestment Act examination rating for several years;

•	the review undertaken by the FirstMerit board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to FirstMerit, including:

•	the likelihood of an alternative transaction;

•	the value of FirstMerit as an independent company;

•	the capital and earnings available to FirstMerit as an independent company, at the time and as expected in the future, to pursue various business and strategic initiatives; and

•	the challenges facing FirstMerit as an independent institution and the FirstMerit board of directors’ belief that combining with a larger financial institution would benefit FirstMerit’s shareholders, customers and communities;

•	the fact that the implied value of the merger consideration as of January 21, 2016 of approximately $20.48 for each share of FirstMerit common stock, based on Huntington’s closing stock price of $9.00 on that date, represented a 30.2% premium over the closing price of FirstMerit’s common stock of $15.73 on January 21, 2016;

•	the fact that the merger agreement provides that FirstMerit may take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, in the event that the FirstMerit board of directors makes a good faith determination (in accordance with the merger agreement and after consultation with FirstMerit’s outside legal counsel and financial advisor) that the failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law;

•	the other terms of the merger agreement and their comparability to those in other recent consolidation transactions;

•	its review and discussions with FirstMerit’s management concerning the due diligence examination of Huntington;

•	the transaction-related restructuring charges and other merger-related costs;

•	the potential risks associated with successfully integrating FirstMerit’s business, operations and workforce with those of Huntington, including the costs and risks of successfully integrating the two companies;

•	the potential risk of diverting management attention and resources from the operation of FirstMerit’s and Huntington’s respective businesses and towards the completion of the merger and the integration of the two companies;

•	the nature and amount of payments to be received by FirstMerit’s management in connection with the merger;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the time required to obtain such approvals, consideration of the relevant factors expected to be assessed by the regulators for the approvals and the parties’ evaluations of those factors, the expected likelihood that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions and the possibility that regulators may impose certain restrictions on the combined operations of FirstMerit and Huntington (particularly branch divestitures) in order to grant the required approvals;

•	the anticipated continued participation of certain of FirstMerit’s directors, officers and employees in the combined company, which enhances the likelihood that the strategic benefits that FirstMerit expects to achieve as a result of the merger will be realized and that the benefits and talents that FirstMerit brings to the combined company will be appropriately valued and effectively utilized; and

•	Huntington’s commitment in the merger agreement to:

•	maintain certain standards of compensation and benefits (including equity based awards) to continuing FirstMerit employees for up to one year following the effective time;

•	contribute $25 million to support the communities in which FirstMerit operates, including $20 million of commitments to a new Huntington charitable foundation dedicated to grant making, charitable contributions and support in Akron, Ohio;

•	establish an operations/call center based in the city of Akron, Ohio or a community with a Joint Economic Development Agreement with the city of Akron, Ohio and use reasonable best efforts to ensure that the operations/call center is fully operational no later than by the second anniversary of the closing date of the merger; and

•	use reasonable best efforts to maintain employment levels in Akron consistent with FirstMerit’s employment levels in Akron as of the closing date of the merger, no later than by the second anniversary of the closing date of the merger.

The foregoing discussion of the information and factors considered by the FirstMerit board of directors is not intended to be exhaustive, but includes the material factors considered by the FirstMerit board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the FirstMerit board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The FirstMerit board of directors considered all these factors as a whole, including discussions with FirstMerit’s management and FirstMerit’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the FirstMerit board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the FirstMerit board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of FirstMerit and its shareholders, and approved the merger agreement and the transactions contemplated thereby. The FirstMerit board of directors recommends that the FirstMerit common shareholders vote “FOR” the FirstMerit merger proposal, “FOR” the FirstMerit compensation proposal and “FOR” the FirstMerit adjournment proposal, if necessary or appropriate to solicit additional proxies.

Opinion of Sandler O’Neill & Partners, L.P.

On May 5, 2015, FirstMerit and the FirstMerit board of directors retained Sandler to act as an independent financial advisor to FirstMerit and the FirstMerit board of directors in connection with Huntington’s indication of interest, and more generally to assist in the FirstMerit board of directors’ consideration of alternative strategies to enhance long-term shareholder value.

On December 23, 2015, FirstMerit and Sandler executed an agreement providing for Sandler’s fee arrangement in connection with analyzing, structuring, negotiating and effecting a business combination or other strategic alternative involving Huntington.

FirstMerit selected Sandler as its financial advisor because Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler acted as financial advisor to FirstMerit in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 22, 2016 meeting at which the FirstMerit board of directors considered the merger agreement, Sandler delivered to the FirstMerit board of directors its oral opinion, which was subsequently confirmed in writing on January 25, 2016, that, as of such date, the merger consideration was fair to the holders of FirstMerit common stock from a financial point of view. The merger agreement was approved by the FirstMerit board of directors on January 22, 2016, subject to advice from Huntington that, based on consultations with its regulators, it saw no significant impediments to obtaining the necessary regulatory approvals. The full text of Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of FirstMerit common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

Sandler’s opinion speaks only as of the date of the opinion. The opinion was directed to the FirstMerit board of directors in connection with its consideration of the merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of FirstMerit common stock. Sandler’s opinion does not constitute a recommendation to any holder of FirstMerit common stock as to how such holder of FirstMerit common stock should vote at any meeting of shareholders called to consider and vote upon the merger. It does not address the underlying business decision of FirstMerit to engage in the merger or enter into the merger agreement, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for FirstMerit or the effect of any other transaction in which FirstMerit might engage, or any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of FirstMerit. Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the merger agreement by any FirstMerit or Huntington officer, director, or employee, or any class of such persons, relative to the merger consideration to be received by FirstMerit’s shareholders. Sandler’s opinion was approved by Sandler’s fairness opinion committee.

In connection with rendering its opinion, Sandler reviewed, among other things:

•	drafts of the merger agreement, dated January 22, 2016 and January 24, 2016, in connection with its oral opinion and written opinion, respectively;

•	certain publicly available financial statements and other historical financial information of FirstMerit that Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Huntington that Sandler deemed relevant;

•	publicly available consensus median analyst earnings per share estimates for FirstMerit for the years ending December 31, 2016 and December 31, 2017, and an estimated internal projected earnings growth rate for the years thereafter, as provided by and discussed with the senior management of FirstMerit;

•	publicly available consensus median analyst earnings per share estimates for Huntington for the years ending December 31, 2016 and December 31, 2017, and an estimated internal projected earnings per share growth rate for the years thereafter, as provided by and discussed with the senior management of Huntington;

•	the pro forma financial impact of the mergers on Huntington based on assumptions related to transaction expenses, purchase accounting adjustments, cost savings, a core deposit intangible asset, branch divestitures and the issuance of $1.3 billion of floating rate debentures, as provided by and confirmed with the senior management of Huntington;

•	the publicly reported historical price and trading activity for FirstMerit and Huntington common stock, including a comparison of certain stock market information for FirstMerit and Huntington common stock and certain stock indices as well as publicly available information for certain other similar commercial banks, the securities of which are publicly traded;

•	a comparison of certain financial information for FirstMerit and Huntington with similar commercial banks for which publicly available information is available;

•	the financial terms of certain recent mergers and business combinations in the commercial banking industry on a national basis, to the extent publicly available;

•	the current market environment generally and the commercial banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

Sandler also discussed with certain members of the senior management of FirstMerit the business, financial condition, results of operations and prospects of FirstMerit and held similar discussions with the senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing its review, Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler from public sources, that was provided to Sandler by FirstMerit or Huntington or their respective representatives, or that was otherwise reviewed by Sandler and Sandler assumed such accuracy and completeness for purposes of rendering its opinion, without any independent verification or investigation. Sandler also relied, at the direction of FirstMerit, without independent verification or investigation, on the assessments of the management of FirstMerit as to its existing and future relationships with key employees and partners, clients, products and services, and Sandler assumed, with FirstMerit’s consent, that there would be no developments with respect to any such matters that would affect its analyses or opinion. Sandler further relied on the assurances of the respective managements of FirstMerit and Huntington that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FirstMerit or Huntington, or any of their respective subsidiaries, and Sandler was not furnished with any such evaluations or appraisals prepared by others. Sandler did not render any opinion or evaluation on the collectability of any assets or the future performance of any loans of FirstMerit or Huntington. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of FirstMerit or Huntington, or the combined entity after the mergers, and did not review any individual credit files relating to FirstMerit or Huntington. Sandler assumed, with FirstMerit’s consent, that the respective allowances for loan losses for both FirstMerit and Huntington were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler used publicly available consensus median analyst earnings per share estimates for FirstMerit for the years ending December 31, 2016 and December 31, 2017, and an estimated internal projected earnings growth rate for the years thereafter, as provided by and discussed with the senior management of FirstMerit. In addition, Sandler used publicly available consensus median analyst earnings per share estimates for Huntington for the years ending December 31, 2016 and December 31, 2017, and an estimated internal projected earnings per share growth rate for the years thereafter, as provided by and discussed with the senior management of Huntington. Sandler also received and used in its pro forma analyses certain assumptions related to transaction expenses, purchase accounting adjustments, cost savings, a core deposit intangible asset, deposit divestitures and the issuance of $1.3 billion of floating rate debentures, as provided by and confirmed with the senior management of Huntington. With respect to the foregoing information, the respective managements of FirstMerit and Huntington confirmed to Sandler that such information reflected (or, in the case of publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements of the future financial performance of FirstMerit and Huntington, and Sandler assumed that such performance would be achieved. Sandler expressed no opinion as to such estimates or judgments or the assumptions on which such information were based. Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of FirstMerit or Huntington since the date of the most recent financial statements made available to it. Sandler assumed in all respects material to its analyses that FirstMerit and Huntington will remain as going concerns for all periods relevant to its analyses.

In arriving at its opinion, Sandler assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by it. Sandler also assumed, with FirstMerit’s consent, that (i) each of the parties to the merger agreement would comply with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were, subject to the standards contained therein, true and correct, that each of the parties to such agreements would timely perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, in each case to the extent material to Sandler’s analyses and its opinion, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers or bank merger, no delay, limitation, restriction or condition would be imposed that would have a material adverse effect on FirstMerit, Huntington or on the contemplated benefits of the mergers and the bank merger, (iii) the mergers and any related transactions would be completed in accordance with the terms of the merger agreement without any waiver, modification or amendment of any term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the mergers, taken together, would qualify as a reorganization for federal income tax purposes. Sandler expressed no opinion as to any of the legal, accounting or tax matters relating to the mergers or any other transactions contemplated in connection therewith.

Sandler’s analyses and opinion are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler as of, the date of its opinion. Events occurring after such date could materially affect Sandler’s opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler expressed no opinion as to the trading values of FirstMerit common stock or Huntington common stock at any time or what the value of Huntington’s common stock would be once it is actually received by the holders of FirstMerit common stock.

In rendering its opinion, Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler’s opinion or the presentation made by Sandler to the FirstMerit board of directors, but is a summary of the material analyses performed and presented by Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler’s comparative analyses described below is identical to FirstMerit or Huntington and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of FirstMerit and Huntington and the companies to which they were compared. In arriving at its opinion, Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler made its determination as to the fairness of the merger consideration to the holders of FirstMerit common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of FirstMerit, Huntington, and Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the FirstMerit board of directors at its January 22, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler’s analyses do not necessarily reflect the value of FirstMerit common stock or the prices at which FirstMerit or Huntington common stock may be sold at any time. The analyses of Sandler and its opinion were among a number of factors taken into consideration by the FirstMerit board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the FirstMerit board of directors or senior management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Sandler reviewed the financial terms of the proposed transaction. Pursuant to the terms of the merger agreement, upon the effective time of the merger, each share of FirstMerit common stock issued and outstanding immediately prior to the effective time, other than certain shares described in the merger agreement, will be converted into the right to receive 1.7200 shares of Huntington common stock plus $5.00 in cash. Using the closing stock price of Huntington common stock as of January 21, 2016, or $9.00, Sandler calculated an aggregate implied transaction value (inclusive of the value of consideration to holders of currently outstanding restricted stock awards and in-the-money options (but excluding shares of the FirstMerit Preferred stock)) of approximately $3.41 billion(1), or a transaction price per share of approximately $20.48. Based upon financial information for FirstMerit as of or for the twelve months ended September 30, 2015 (unless otherwise indicated), Sandler calculated the following implied transaction metrics.

Transaction Price / 2015 Earnings Per Share	15.3	x
Transaction Price / Median Analyst 2016E Earnings Per Share	14.5	x
Transaction Price / Median Analyst 2017E Earnings Per Share	13.3	x
Transaction Price / December 31, 2015 Book Value Per Share	120%
Transaction Price / December 31, 2015 Tangible Book Value Per Share	167%
Tangible Book Premium / Core Deposits(2)	7.1%
1-Day Market Premium as of January 21, 2016	30.2%

(1)

Consideration of $3,394,700,000 to the holders of FirstMerit common stock, $16,400,000 to the holders of FirstMerit restricted stock and restricted stock units (represents present value unrecognized compensation expense as provided by FirstMerit), and nominal, if any, net present value consideration to the holders of FirstMerit stock options as provided by FirstMerit based upon 165,757,869 shares of FirstMerit common stock outstanding, 1,406,211 shares of FirstMerit common stock represented by outstanding restricted stock and restricted stock units, 30,450 in-the-money FirstMerit stock options with a weighted average strike price of $20.22, and a value of Huntington common stock of $9.00 per share.
(2)	Tangible Book Premium to Core Deposits calculated as (deal value – tangible common equity)/(core deposits); Core Deposits defined as deposits less time deposits with a balance of at least $100,000 and foreign deposits.

Using the volume weighted average price of Huntington common stock for the 30-day trading period ending on January 18, 2016, or $10.42, Sandler calculated an aggregate implied transaction value (inclusive of the value of the consideration to holders of currently outstanding restricted stock awards and in-the-money options) of approximately $3.82 billion,(1) or a transaction price per share of approximately $22.92. Based upon financial information for FirstMerit as of and for the twelve months ended on September 30, 2015 (unless otherwise indicated), Sandler calculated the following implied metrics:

Transaction Price / 2015 Earnings Per Share	17.2	x
Transaction Price / Median Analyst 2016E Earnings Per Share	16.2	x
Transaction Price / Median Analyst 2017E Earnings Per Share	14.8	x
Transaction Price / December 31, 2015 Book Value	134%
Transaction Price / December 31, 2015 Tangible Book Value	186%
Tangible Book Premium / Core Deposits(2)	9.10%

(1)	Consideration of $3,798,900,000 to the holders of FirstMerit common stock, $16,400,000 to the holders of FirstMerit restricted stock and restricted stock units (represents present value unrecognized compensation expense as provided by FirstMerit) and $100,000 of net present value consideration to the holders of FirstMerit stock options as provided by FirstMerit based upon 165,757,869 shares of FirstMerit common stock outstanding, 1,406,211 shares of FirstMerit common stock represented by outstanding restricted stock and restricted stock units, 100,972 in-the-money FirstMerit stock options with a weighted average strike price of $21.80, and a value of Huntington common stock of $10.42.
(2)	Tangible Book Premium to Core Deposits calculated as (deal value – tangible common equity)/(core deposits); Core Deposits defined as deposits less time deposits with a balance of at least $100,000 and foreign deposits.

Stock Trading History

Sandler reviewed the historical publicly reported trading prices of FirstMerit common stock and Huntington common stock for the three-year period ended January 21, 2016. Sandler then compared the relationship between the movements in the price of FirstMerit common stock and Huntington common stock, respectively, to movements in their respective peer groups (as described on pages [ ] and [ ]) as well as certain stock indices.

FirstMerit’s Three-Year Stock Performance

	Beginning Value January 18, 2013	Ending Value January 21, 2016
FirstMerit	100%	103.9%
S&P 500 Index	100%	125.8%
NASDAQ Bank Index	100%	126.3%
FirstMerit Peers	100%	113.7%

Huntington’s Three-Year Stock Performance

	Beginning Value January 18, 2013	Ending Value January 21, 2016
Huntington	100%	128.6%
S&P 500 Index	100%	125.8%
NASDAQ Bank Index	100%	126.3%
Huntington Peers	100%	116.7%

Comparable Company Analyses

Sandler used publicly available information to compare selected financial information for FirstMerit with a group of financial institutions selected by Sandler. The FirstMerit peer group included fifteen nationwide commercial banks whose securities are publicly traded on major United States exchanges with assets between $20.0 billion and $35.0 billion, excluding targets of announced merger transactions and companies with supervoting share structures. The FirstMerit peer group consisted of the following companies:

Signature Bank	Commerce Bancshares, Inc.
East West Bancorp, Inc.	Umpqua Holdings Corporation
BOK Financial Corporation	Bank United, Inc.
Cullen/Frost Bankers, Inc.	Wintrust Financial Corporation
Synovus Financial Corp.	Hancock Holding Company
Associated Banc-Corp	Prosperity Bancshares, Inc.
First Horizon National Corporation	TCF Financial Corporation
Webster Financial Corporation

The analysis compared publicly available financial information for FirstMerit with corresponding data for the FirstMerit peer group as of or for the twelve months ended September 30, 2015 (except as indicated in note 1 below), with pricing data as of January 21, 2016. The table below sets forth the data for FirstMerit and the high, low, mean, and median data for the FirstMerit peer group. Certain financial data prepared by Sandler, as referenced in the table presented below, may not correspond to the data presented in FirstMerit’s historical financial statements, as a result of the different periods, assumptions and methods used by Sander to compute the financial data presented.

FirstMerit Comparable Company Analysis

	FirstMerit		Peer Group High		Peer Group Low		Peer Group Mean		Peer Group Median
Total Assets ($ millions)(1)	25,247		33,451		20,126		25,997		24,678
Market Capitalization ($ millions)	2,607		7,217		1,615		3,192		2,916
Stock Price / Tangible Book Value	128%		245%		96%		148%		144%
Stock Price / LTM Earnings Per Share	11.6	x	35.9	x	8.3	x	15.0	x	13.5	x
Stock Price / Median Analyst FY1 Earnings Per Share(2)	11.2	x	16.8	x	8.5	x	12.3	x	12.4	x
Stock Price / Median Analyst FY2 Earnings Per Share(3)	10.2	x	14.4	x	8.5	x	11.0	x	11.1	x
LTM Net Interest Margin	3.44%		4.54%		2.56%		3.38%		3.33%
LTM Efficiency Ratio	61.0%		73.1%		33.7%		59.7%		61.3%
LTM Return on Average Assets	0.94%		1.37%		0.38%		0.95%		0.93%
LTM Return on Average Tangible Common Equity	11.8%		21.8%		4.1%		11.6%		11.3%
Tangible Common Equity / Tangible Assets	8.3%		9.9%		6.9%		8.3%		8.4%
Total Risk Based Capital Ratio	13.8%		14.5%		11.9%		13.1%		13.0%
Allowance for Loan and Lease Loss Reserve / Gross Loans	0.97%		1.46%		0.61%		1.03%		1.11%
Non-Performing Assets / Total Assets(4)	0.89%		2.10%		0.21%		0.80%		0.70%
Current Dividend Yield	4.3%		4.9%		0.5%		2.8%		2.5%
LTM Dividend Payout Ratio	47.8%		70.6%		0.0%		36.1%		34.5%

(1)	Financial data of the following companies as of December 31, 2015 except as otherwise indicated: Signature Bank; Synovus Financial Corp.; Associated Banc-Corp (LTM Return on Average Tangible Common Equity as of September 30, 2015); First Horizon National Corporation; Webster Financial Corporation; Commerce Bancshares, Inc. (Stock Price/Tangible Book Value, LTM Return on Average Tangible Common Equity, Tangible Common Equity/Tangible Assets and Total Risk Based Capital Ratio as of September 30, 2015); Bank United, Inc.; Wintrust Financial Corporation; and Hancock Holding Company (LTM Return on Average Tangible Common Equity as of September 30, 2015).
(2)	FY1 Earnings Per Share represents 2015 Earnings Per Share estimates for companies who did not report Q4 2015 financial results as of January 21, 2016, and 2016 Earnings Per Share estimates where Q4 2015 financial results had been reported as of January 21, 2016.
(3)	FY2 Earnings Per Share represents 2016 Earnings Per Share estimates for companies who did not report Q4 2015 financial results as of January 21, 2016, and 2017 Earnings Per Share estimates where Q4 2015 financial results had been reported as of January 21, 2016.
(4)	Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Sandler used publicly available information to perform a similar analysis for Huntington by comparing selected financial information for Huntington and a group of financial institutions selected by Sandler. The Huntington peer group consisted of thirteen nationwide commercial banks whose securities are publicly traded on major United States exchanges with assets between $30.0 billion and $150.0 billion, excluding targets of announced merger transactions, companies with supervoting share structures and companies outside the continental United States. The Huntington peer group consisted of the following companies:

Fifth Third Bancorp	First Republic Bank
Citizens Financial Group, Inc.	SVB Financial Group
Regions Financial Corporation	People’s United Financial, Inc.
M&T Bank Corporation	Signature Bank
KeyCorp	East West Bancorp, Inc.
Comerica Incorporated	BOK Financial Corporation
Zions Bancorporation

The analysis compared publicly available financial information for Huntington with corresponding data for the Huntington peer group as of or for the twelve months ended September 30, 2015 (except as indicated in note 1 below), with pricing data as of January 21, 2016. The table below sets forth the data for Huntington and the high, low, mean, and median data for the Huntington peer group. Certain financial data prepared by Sandler, as referenced in the table presented below, may not correspond to the data presented in Huntington’s historical financial statements, as a result of the different periods, assumptions and methods used by Sander to compute the financial data presented.

Huntington Comparable Company Analysis

	Huntington		Peer Group High		Peer Group Low		Peer Group Mean		Peer Group Median
Total Assets ($ millions)(1)	70,210		141,082		30,567		76,038		58,981
Market Capitalization ($ millions)	7,154		16,318		3,089		7,958		7,217
Stock Price / Tangible Book Value	131%		245%		77%		136%		105%
Stock Price / LTM Earnings Per Share	11.4	x	20.1	x	7.8	x	14	x	14.2	x
Stock Price / Median Analyst FY1 Earnings Per Share(2)	10.0	x	17.6	x	9.1	x	12.9	x	12.6	x
Stock Price / Median Analyst FY2 Earnings Per Share(3)	9.1	x	14.8	x	8.0	x	10.9	x	10.8	x
LTM Net Interest Margin	3.17%		3.48%		2.56%		2.97%		2.88%
LTM Efficiency Ratio	63.1%		72.5%		33.7%		59.7%		64.3%
LTM Return on Average Assets	1.01%		1.31%		0.50%		0.93%		0.96%
LTM Return on Average Tangible Common Equity	12.5%		16.2%		4.2%		10.5%		10.4%
Tangible Common Equity / Tangible Assets	7.9%		10.0%		7.2%		8.8%		8.7%
Total Risk Based Capital Ratio	12.7%		16.5%		11.7%		13.7%		13.8%
Allowance for Loan and Lease Loss Reserve / Gross Loans	1.18%		1.48%		0.59%		1.15%		1.27%
Non-Performing Assets / Total Assets(4)	1.81%		1.55%		0.15%		0.83%		0.75%
Current Dividend Yield	2.7%		4.7%		0.0%		2.2%		2.5%
LTM Dividend Payout Ratio	30.4%		77.6%		0.0%		27.8%		27.6%

(1)	Financial data of the following companies as of December 31, 2015 except as otherwise indicated: Fifth Third Corporation; Regions Financial Corporation (LTM Return on Average Tangible Common Equity as of September 30, 2015); M&T Bank Corporation (LTM Return on Average Tangible Common Equity and Total Risk Based Capital Ratio as of September 30, 2015); KeyCorp (LTM Return on Average Tangible Common Equity as of September 30, 2015); Comerica Incorporated; First Republic Bank; SVB Financial Group (LTM Return on Average Tangible Common Equity as of September 30, 2015); People’s United Financial, Inc. (LTM Return on Average Tangible Common Equity as of September 30, 2015); and Signature Bank.
(2)	FY1 Earnings Per Share represents 2015 Earnings Per Share estimates for companies who did not report Q4 2015 financial results as of January 21, 2016, and 2016 Earnings Per Share estimates where Q4 2015 financial results had been reported as of January 21, 2016.
(3)	FY2 Earnings Per Share represents 2016 Earnings Per Share estimates for companies who did not report Q4 2015 financial results as of January 21, 2016, and 2017 Earnings Per Share estimates where Q4 2015 financial results had been reported as of January 21, 2016.
(4)	Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Analysis of Selected Merger Transactions

Sandler reviewed a group of selected merger and acquisition transactions. The group consisted of nine nationwide bank and thrift transactions announced between January 1, 2013 and January 21, 2016 with over $1 billion in reported deal value (the “Precedent Transactions”).

The Precedent Transactions were composed of the following transactions:

Acquirer	Target
BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.
KeyCorp	First Niagara Financial Group, Inc
New York Community Bancorp, Inc	Astoria Financial Corporation
BB&T Corporation	National Penn Bancshares Inc.
Royal Bank of Canada	City National Corporation
BB&T Corporation	Susquehanna Bancshares Inc.
CIT Group Inc.	IMB Holdco LLC
Umpqua Holdings Corporation	Sterling Financial Corporation
PacWest Bancorp	CapitalSource Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler reviewed the following quantitative transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler compared the indicated transaction metrics for the merger, based on an aggregate implied transaction value of approximately $3.41 billion, or a transaction price per share of approximately $20.48, resulting from the closing stock price of Huntington common stock on January 21, 2016 of $9.00, to the high, low, mean and median metrics of the Precedent Transactions.

	FirstMerit / Huntington		Precedent Transactions High		Precedent Transactions Low		Precedent Transactions Mean		Precedent Transactions Median
Transaction price/LTM earnings per share	15.3	x	23.0	x	5.4	x	17.1	x	17.7	x
Transaction price/Book value per share	120%		195%		91%		143%		150%
Transaction price/Tangible book value per share	167%		262%		102%		181%		169%
Core deposit premium(1)	7.1%		35.4%		0.8%		13.8%		12.3%
1-day market premium	30.2%		39.1%		7.8%		18.2%		16.1%

(1)	Core Deposit Premium calculated as (deal value – tangible common equity)/core deposits; Core Deposits defined as deposits less time deposits with a balance of at least $100,000 and foreign deposits.

Sandler also compared the indicated transaction metrics for the merger, based upon an aggregate implied transaction value of approximately $3.82 billion, or a transaction price per share of approximately $22.92, resulting from the volume weighted average price of Huntington common stock for the 30-day trading period ending on January 18, 2016 of $10.42, to the high, low, mean and median metrics for the Precedent Transactions based upon the 30-day volume weighted average price of the acquirer’s common stock prior to the announcement of the relevant transaction.

	FirstMerit / Huntington		Precedent Transactions High		Precedent Transactions Low		Precedent Transactions Mean		Precedent Transactions Median
Transaction price/LTM earnings per share	17.2	x	23.2	x	5.2	x	17.2	x	18.3	x
Transaction price/Book value per share	134%		199%		88%		145%		150%
Transaction price/Tangible book value per share	186%		267%		140%		188%		166%
Core deposit premium(1)	9.1%		31.6%		6.3%		14.5%		13.2%

(1)	Core Deposit Premium calculated as (deal value – tangible common equity)/core deposits; Core Deposits defined as deposits less time deposits with a balance of at least $100,000 and foreign deposits.

Net Present Value Analyses

Sandler performed an analysis that estimated the net present value per share of FirstMerit common stock, assuming FirstMerit performed in accordance with publicly available consensus median analyst earnings estimates for FirstMerit for the years ending December 31, 2016 through December 31, 2017 and estimated earnings per share growth rates for the years ending December 31, 2018 through December 31, 2020, as provided by the senior management of FirstMerit. To approximate the terminal value of FirstMerit common stock at December 31, 2020, Sandler applied price to 2020 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2020 tangible book value ranging from 130% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FirstMerit common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of FirstMerit common stock of $14.53 to $22.76 when applying multiples of earnings and $15.94 to $23.62 when applying multiples of tangible book value.

Earnings Per Share Multiples

Present Value per Share

Based on Price/Trailing Earnings; Net Present Value for Period Ending 12/2020

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$16.49	$17.75	$19.00	$20.25	$21.50	$22.76
8.5%	16.14	17.37	18.59	19.82	21.04	22.26
9.0%	15.80	17.00	18.19	19.39	20.59	21.78
9.5%	15.47	16.64	17.81	18.98	20.15	21.32
10.0%	15.15	16.29	17.43	18.58	19.72	20.86
10.5%	14.83	15.95	17.07	18.18	19.30	20.42
11.0%	14.53	15.62	16.71	17.80	18.90	19.99

Tangible Book Value Multiples

Present Value per Share

Based on Tangible Book Value; Net Present Value for Period Ending 12/2020

Discount Rate	130%	140%	150%	160%	170%	180%
8.0%	$17.69	$18.87	$20.06	$21.25	$22.44	$23.62
8.5%	17.38	18.54	19.71	20.88	22.04	23.21
9.0%	17.08	18.22	19.37	20.51	21.66	22.80
9.5%	16.79	17.91	19.03	20.16	21.28	22.40
10.0%	16.50	17.60	18.70	19.81	20.91	22.01
10.5%	16.22	17.30	18.38	19.47	20.55	21.63
11.0%	15.94	17.01	18.07	19.13	20.20	21.26

Sandler also considered and discussed with the FirstMerit board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis, assuming FirstMerit’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for FirstMerit common stock, applying the price to 2020 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 9.5%.

Earnings Per Share Multiples

Present Value per Share

Based on Price/Trailing Earnings; Net Present Value for Period Ending 12/2020

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	$13.54	$14.54	$15.53	$16.52	$17.52	$18.51
(10.0%)	14.18	15.24	16.29	17.34	18.39	19.45
(5.0%)	14.83	15.94	17.05	18.16	19.27	20.38
0.0%	15.47	16.64	17.81	18.98	20.15	21.32
5.0%	16.11	17.34	18.57	19.80	21.02	22.25
10.0%	16.76	18.04	19.33	20.61	21.90	23.19
15.0%	17.40	18.74	20.09	21.43	22.78	24.12

Sandler also performed an analysis that estimated the net present value per share of Huntington common stock, assuming that Huntington performed in accordance with publicly available consensus median analyst earnings per share estimates for Huntington for the years ending December 31, 2016 through December 31, 2017 and an estimated earnings per share growth rate for Huntington for the years ending December 31, 2018 through December 31, 2020, as provided by Huntington senior management. To approximate the terminal value of Huntington common stock at December 31, 2020, Sandler applied price to 2020 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2020 tangible book value ranging from 120% to 170%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Huntington common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Huntington common stock of $8.90 to $14.14 when applying earnings multiples and $8.70 to $13.47 when applying multiples of tangible book value.

Earnings Per Share Multiples

Present Value per Share

Based on Price/Trailing Earnings; Net Present Value for Period Ending 12/2020

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$10.13	$10.93	$11.73	$12.53	$13.34	$14.14
8.5%	9.91	10.69	11.48	12.26	13.04	13.83
9.0%	9.70	10.46	11.23	11.99	12.76	13.52
9.5%	9.49	10.24	10.99	11.73	12.48	13.23
10.0%	9.29	10.02	10.75	11.48	12.21	12.94
10.5%	9.09	9.81	10.52	11.24	11.95	12.66
11.0%	8.90	9.60	10.30	11.00	11.69	12.39

Tangible Book Value Multiples

Present Value per Share

Based on Tangible Book Value; Net Present Value for Period Ending 12/2020

Discount Rate	120%	130%	140%	150%	160%	170%
8.0%	$9.90	$10.62	$11.33	$12.04	$12.76	$13.47
8.5%	9.69	10.39	11.08	11.78	12.48	13.18
9.0%	9.48	10.16	10.84	11.52	12.21	12.89
9.5%	9.28	9.94	10.61	11.28	11.94	12.61
10.0%	9.08	9.73	10.38	11.03	11.64	12.34
10.5%	8.89	9.53	10.16	10.80	11.43	12.07
11.0%	8.70	9.32	9.95	10.57	11.19	11.81

Sandler also considered and discussed with the FirstMerit board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler performed a similar analysis assuming Huntington’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Huntington common stock, applying the price to 2020 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 9.5%.

Earnings Per Share Multiples

Present Value per Share

Based on Price/Trailing Earnings; Net Present Value for Period Ending 12/2020

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	$8.26	$8.89	$9.53	$10.16	$10.80	$11.43
(10.0%)	8.67	9.34	10.01	10.69	11.36	12.03
(5.0%)	9.08	9.79	10.50	11.21	11.92	12.63
0.0%	9.49	10.24	10.99	11.73	12.48	13.23
5.0%	9.90	10.69	11.47	12.26	13.04	13.83
10.0%	10.31	11.14	11.96	12.78	13.60	14.43
15.0%	10.72	11.58	12.44	13.30	14.16	15.02

In connection with its analyses, Sandler considered and discussed with the FirstMerit board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes at the end of the third calendar quarter of 2016 and (ii) the merger consideration has a value of $20.48. Sandler also utilized the following: (a) estimated earnings per share for Huntington, based on consensus median analyst estimates and an estimated long-term earnings per share growth rate as provided by Huntington senior management; (b) estimated earnings per share for FirstMerit, based on consensus median analyst estimates and estimated long-term earnings per share growth rates as provided by the senior management of FirstMerit; (c) purchase accounting adjustments provided by the senior management of Huntington consisting of (i) a negative credit mark on loans, (ii) a positive interest rate mark on loans, (iii) other net negative purchase accounting marks, and (iv) a core deposit intangible asset amortized over 8 years using sum-of-the-years-digits method; (d) cost savings projections as provided by Huntington senior management; (e) estimated pre-tax one-time transaction costs and expenses as provided by Huntington senior management; (f) an annual pre-tax opportunity cost of cash as provided by Huntington senior management, (g) the issuance of $1.3 billion of floating rate debentures by Huntington and (h) deposit divestitures with an assumed deposit premium in amounts provided by Huntington. The analysis indicated that the merger could be accretive to Huntington’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ended December 31, 2016 through 2020 and dilutive to estimated tangible book value per share at close and at the year-end of 2016 through 2020.

In connection with this analysis, Sandler considered and discussed with the FirstMerit board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler’s Relationship

Sandler is acting as FirstMerit’s financial advisor in connection with the merger and a significant portion of Sandler’s fee is contingent upon the closing of the merger. Sandler’s fee is equal to 0.67% of the aggregate purchase price, and is currently estimated to be approximately $24.7 million, which will become due and payable in immediately available funds on the day of closing of the merger. Sandler also received a $4.0 million fee from FirstMerit as a result of rendering its opinion, which fairness opinion fee will be credited in full towards the transaction fee that will become due and payable to Sandler on the day of closing of the merger. FirstMerit has also agreed to indemnify Sandler against certain liabilities arising out of Sandler’s engagement and to reimburse Sandler for certain of its out-of-pocket expenses incurred in connection with Sandler’s engagement.

During the two years preceding the date of its opinion, Sandler provided certain other investment banking services to FirstMerit, including acting as placement agent in connection with the offer and sale of FirstMerit subordinated debentures in November 2014 for which Sandler received a placement agent fee in an amount equal to $170,086.

During the two years preceding the date of its opinion, Sandler provided certain investment banking services to Huntington and its subsidiaries, including acting as co-manager in connection with the offer and sale of The Huntington National Bank senior debentures in February, June and August 2015 for which Sandler received aggregate fees in the amount of $302,780. In addition, Sandler acted as financial advisor to Huntington in connection with its acquisition of Camco Financial Corporation, which transaction closed on March 1, 2014, for which Sandler received an advisory fee of $471,345. Sandler may provide, and receive compensation for providing, investment banking services to Huntington in the future, including during the pendency of the merger.

In the ordinary course of its business as a broker-dealer, Sandler may purchase securities from or sell securities to FirstMerit, Huntington or their respective affiliates. Sandler may also actively trade the securities of FirstMerit or Huntington for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

The Huntington Board of Directors After the Merger

Pursuant to the merger agreement, Huntington will take all appropriate action so that, as of the effective time, the number of directors constituting the Huntington board of directors will be increased by four and four current directors of FirstMerit to be selected by Huntington in consultation with FirstMerit will be appointed as directors of Huntington.

Interests of Huntington’s Directors and Executive Officers in the Merger

In considering the recommendation of the Huntington board of directors, Huntington stockholders should be aware that Huntington’s directors and officers have interests in the merger that are different from, or in addition to, those of Huntington stockholders generally. The Huntington board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and making its recommendation that Huntington stockholders vote “FOR” the Huntington stock issuance proposal. These interests are summarized below.

The Huntington board of directors after the merger will include each of the current directors from the current Huntington board of directors, in addition to four directors from the current FirstMerit board of directors. The Huntington board of directors presently consists of eleven directors.

None of Huntington’s directors or executive officers is a party to, or participates in, any Huntington plan, program, or arrangement that provides such director or executive officer with any kind of compensation that is enhanced by or otherwise triggered by the completion of the merger.

Huntington will continue to provide indemnification and insurance coverage to the directors and executive officers of Huntington.

Interests of FirstMerit’s Directors and Executive Officers in the Merger

In considering the recommendations of the FirstMerit board of directors with respect to the merger, you should be aware that FirstMerit’s directors and executive officers have agreements or arrangements that provide them with interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other shareholders of FirstMerit. The FirstMerit board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to FirstMerit common shareholders that they vote for the FirstMerit merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. See “The Merger—Background of the Merger” and “The Merger—FirstMerit’s Reasons for the Merger; Recommendation of the FirstMerit Board of Directors.” These interests are described in more detail below, and certain of them are quantified in the narrative and table below.

Treatment of FirstMerit Equity Awards

Stock Options. At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is less than the per share cash equivalent consideration will be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by the FirstMerit option, less applicable tax withholdings. At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is greater than or equal to the per share cash equivalent consideration will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such FirstMerit option prior to the effective time, the number of shares of Huntington common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of FirstMerit common stock subject to the FirstMerit option by the equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the FirstMerit option by the equity award exchange ratio.

Restricted Stock & Restricted Stock Units. At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted prior to January 25, 2016 that is outstanding will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of FirstMerit common stock subject to each such award immediately prior to the effective time, less applicable tax withholdings. The performance conditions applicable to a FirstMerit RSU award granted prior to January 25, 2016 will be deemed satisfied at maximum performance at the effective time.

At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted on or following January 25, 2016 that is outstanding will be assumed and converted into a restricted stock or restricted stock unit award relating to shares of Huntington common stock, with the same terms and conditions as were applicable under such award prior to the effective time, and relating to the number of shares of Huntington common stock (rounded to the nearest whole share) determined by multiplying (i) the number of shares of FirstMerit common stock subject to such award immediately prior to the effective time by (ii) the equity award exchange ratio.

Quantification of Payments. For an estimate of the amounts that would be payable to each of FirstMerit’s named executive officers upon settlement of their unvested FirstMerit equity awards, see “Merger-Related Compensation for FirstMerit’s Named Executive Officers” below. The estimated aggregate amount that would be payable to FirstMerit’s nine executive officers who are not named executive officers upon settlement of their unvested FirstMerit equity awards if the effective time of the merger occurred on [                ], 2016 is $[                ]. We estimate that the aggregate amount that would be payable to FirstMerit’s 11 non-employee directors upon settlement of their unvested FirstMerit equity awards if the effective time of the merger occurred on [                ], 2016 is $[                ]. The amounts specified in this paragraph are determined using a price per share of FirstMerit common stock of $18.89, the average closing price per share over the first five business days following the announcement of the merger agreement. The estimated amounts do not (i) account for any equity awards that may vest between [                ], 2016 and the effective time or (ii) include any equity awards that may be granted in 2016 in respect of FirstMerit’s ordinary course annual equity grants to employees and non-employee directors as permitted by the merger agreement, which awards will be treated in the same manner as described above in this section.

Employment and Change in Control Termination Agreements with Named Executive Officers

FirstMerit has an existing employment agreement with Mr. Greig and change in control termination agreements with each of FirstMerit’s named executive officers (including Mr. Greig), which provide for benefits in the event of, among other things, (i) a change in control and (ii) a termination of employment by FirstMerit without cause, or a resignation by the named executive officer for good reason, in each case, following a change in control (which we refer to as a “qualifying termination”).

Upon a change in control (and other than if the named executive is terminated for cause), to the extent provided in the applicable change in control agreement, the named executive officers would be eligible to receive benefits (the “named executive officer SERP benefit”) under either the FirstMerit Corporation Amended and Restated Supplemental Executive Retirement Plan (the “SERP”) or the 2008 Supplemental Executive Retirement Plan (the “2008 SERP”), calculated assuming the executive has 24 to 30 months of additional age and service credit and applying other favorable modifications to the benefit calculation methodology. The modified benefit calculation under the applicable supplemental executive retirement plan generally calculates eligible compensation based on the highest monthly base salary during the two years prior to the named executive officer’s termination of employment and annual incentive at the greater of target or actual achievement for the year of termination. Mr. Greig is not eligible for any additional SERP benefits, as his benefit under the SERP is frozen.

Upon a qualifying termination during a specified period (36 months for Mr. Greig and 30 months for each other named executive officer) following a change in control, each named executive officer would be entitled to receive:

•	a lump sum payment equal to the executive’s base salary and annual incentive (calculated at the higher of target achievement, actual achievement through the date of termination or the highest annual incentive paid following the change in control for all named executive officers other than Mr. Greig, for whom one-third of his annual incentive will be calculated as previously described and two-thirds will be calculated at target) multiplied by the named executive officer’s severance multiple (two and a half in the case of each named executive officer other than Mr. Greig, whose multiple is three);

•	continued life, medical, and accidental death and dismemberment insurance for the number of years equal to the named executive officer’s severance multiple at no cost to the executive (except in the case of Mr. Bichsel, who is over 67 years of age);

•	to the extent not otherwise provided at the time of the change in control, the named executive officer SERP benefit; provided that such benefits shall be calculated based on the highest base salary during the two years prior to the change in control and annual incentive at the greater of target or achievement for the year of termination; and

•	outplacement fees of $25,000 for each named executive officer other than Mr. Greig, who will receive outplacement fees of $35,000.

In addition, all of the outstanding equity awards held by the named executive officer will be treated as described above. Under the agreements, any payments or benefits payable to the named executive officer will be cut back to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code (but, in Mr. Greig’s case, only if such reduction results in a better net after-tax benefit to Mr. Greig).

Each named executive officer (other than Mr. Greig, whose non-competition obligations are described below) is subject to a 12-month post-termination non-compete following a termination without cause or resignation with good reason during the 30-month period following a change in control.

For an estimate of the value of the payments and benefits described above that would be payable to each of the named executive officers under their employment agreements in connection with a qualifying termination following the merger, see “Merger-Related Compensation for FirstMerit’s Named Executive Officers” below.

Greig Consulting Agreement

Mr. Greig has entered into a separation and consulting agreement with Huntington under which he will provide strategic advice regarding FirstMerit’s business and other services for up to thirty hours per month for a term of three years. Mr. Greig will be paid $1,250,000 per year and will be provided an office, certain administrative and technological benefits, security services and reimbursement of business, travel and entertainment expenses. Mr. Greig has agreed to abide by non-compete and non-solicitation provisions for a period of three years and six months following his termination of employment with FirstMerit. In connection with this agreement, Mr. Greig’s employment will be terminated upon the later of July 1, 2016 and the closing, and he will receive the payments and benefits provided under his change in control termination agreement, as described above.

Change in Control Termination Agreements with Other Executive Officers

FirstMerit has existing change in control termination agreements with each of FirstMerit’s executive officers who are not named executive officers, which provide for benefits in the event of, among other things, a change in control or a qualifying termination following a change in control.

Upon a change in control (and other than if the named executive is terminated for cause), to the extent provided in the executive officer’s applicable change in control agreement, certain executive officers would be entitled to more favorable benefits under the SERP or the 2008 SERP, which generally include one to two years of additional age and service crediting and other favorable modifications to the benefit calculation methodology under the applicable plan (the “executive officer SERP benefit”). Upon a qualifying termination during the one or two year period, as applicable, following a change in control, each executive officer who is not a named executive officer would be entitled to:

•	a lump sum payment equal to the executive’s base salary and annual incentive (calculated at the higher of target achievement, actual achievement through the date of termination or the highest annual incentive paid to the executive officer following the change in control) multiplied by the executive officer’s severance multiple (either one or two);

•	continued life, medical, and accidental death and dismemberment insurance benefits for the number of years equal to the executive officer’s severance multiple at no cost to the executive (except in the case of those executives who are over 67 years of age);

•	if provided by the applicable change in control agreement and to the extent not otherwise provided at the time of the change in control, the executive officer SERP benefit; provided that such more favorable benefit calculation may be adjusted; and

•	outplacement fees of up to $25,000.

In addition, all of the outstanding equity awards held by the executive officer will be treated as described above. Under the agreements, any payments or benefits payable to the executive officer will be cut back to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code.

The estimated aggregate amount that would be payable to FirstMerit’s executive officers who are not named executive officers under their respective employment agreements if the effective time of the merger were to occur and they were to experience a qualifying termination on [                ], 2016 is $[                ].

Non-Qualified Retirement Compensation Plans

Pursuant to the 2008 SERP and the FirstMerit Corporation 2008 Excess Benefit Plan, upon a termination without cause or resignation for good reason during the two years following a change in control, participants will vest in full in any unvested FirstMerit contributions to the participant’s accounts under such plans.

As of the date hereof, all of the named executive officers and executive officers are fully vested in the FirstMerit Corporation 2008 Excess Benefit Plan.

For an estimate of the value of the accelerated vesting of 2008 SERP or 2008 Excess Benefit Plan contributions described above for each of the named executive officers in connection with a qualifying termination following the merger, see “Merger-Related Compensation for FirstMerit’s Named Executive Officers” below. The estimated aggregate value of the accelerated vesting for FirstMerit’s executive officers who are not named executive officers in respect of such benefits if the effective time of the merger were to occur and they were to experience a qualifying termination on [                ], 2016 is $[            ].

Other Compensation Matters

All of FirstMerit’s executive officers are participants in the FirstMerit Corporation 2013 Annual Incentive Plan, which provides that, if the executive officer is terminated without cause during the one-year period following a change in control, then applicable performance goals will be deemed earned at not less than target and service requirements will lapse. Under the merger agreement, FirstMerit has the right to establish annual bonus awards and performance goals in respect of the 2016 fiscal year. Such performance goals will be deemed satisfied as of the effective time based on actual performance through the closing date and annualized for the full 2016 performance year, taking into account the expenses and costs related to the merger.

In addition, under the terms of the merger agreement, FirstMerit may grant 2016 annual equity awards in the ordinary course of business consistent with past practice, although such awards may provide for service-based vesting in lieu of performance-based vesting and will provide for double-trigger vesting, such that in the event that an employee is terminated without cause (or for good reason in the case of employees, excluding Mr. Greig, who are party to a severance agreement that provides for a good reason termination right) the 2016 annual equity awards will vest as of the date of such termination.

Prior to the effective time, FirstMerit may establish a rabbi trust to fund the amounts that could become payable under certain FirstMerit benefit plans and arrangements, including the change in control agreements described above and FirstMerit’s deferred compensation and supplemental executive retirement plans.

For an estimate of the value of the payments and benefits described above that would be payable to each of the named executive officers in respect of their 2016 bonuses in connection with a qualifying termination following the merger, see “Merger-Related Compensation for FirstMerit’s Named Executive Officers” below. The estimated aggregate amount that would be payable to FirstMerit’s executive officers who are not named executive officers in respect of their 2016 bonuses if the effective time of the merger were to occur and they were to experience a qualifying termination on [            ], 2016 is $[            ].

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, directors and executive officers of FirstMerit will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. For additional information, see “The Merger Agreement—Director and Officer Indemnification and Insurance” of this joint proxy statement/prospectus.

Board of Directors of Huntington Following the Merger

Pursuant to the merger agreement, Huntington will take all appropriate action so that, as of the effective time, the number of directors constituting the Huntington board of directors will be increased by four and four current directors of FirstMerit to be selected by Huntington in consultation with FirstMerit will be appointed as directors of Huntington. In addition, two of the FirstMerit directors who will serve as Huntington directors will also serve as trustees for the new Huntington charitable foundation, dedicated to grant making, charitable contributions and support in the city of Akron, Ohio.

Greater Akron-Canton Advisory Board

On the closing date of the merger, Huntington will invite all current members of the FirstMerit board of directors (other than the FirstMerit directors who join the Huntington board of directors) to serve as members of Huntington’s existing Greater Akron-Canton Advisory Board, and will appoint to such advisory board all individuals who accept such invitation. The members of such advisory board who are not employees of Huntington or its subsidiaries or members of the Huntington board of directors will serve on the advisory board for at least three years or until their earlier death or resignation, and will receive compensation not less than the compensation received by the other then-current members of such advisory board.

Merger-Related Compensation for FirstMerit’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of FirstMerit’s named executive officers that is based on or otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of FirstMerit’s shareholders, as described above in “FirstMerit Proposals—Proposal No. 2 FirstMerit Compensation Proposal.”

The table below sets forth the amount of payments and benefits that each of FirstMerit’s named executive officers would receive in connection with the merger, assuming that the merger was completed and each such named executive officer experienced a qualifying termination on [            ], 2016. The amounts below are determined using a price per share of FirstMerit common stock of $18.89, the average closing price per share over the first five business days following the announcement of the merger agreement, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not reflect certain compensation actions that may occur before the effective time of the merger, including the grants of 2016 equity awards. As a result of the foregoing assumptions, the actual amounts, if any, to be received by each FirstMerit named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)		Equity ($)(2)		Perquisites/ Benefits ($)(3)		SERP(4)		Total ($)
Paul G. Greig	[	]	[	]	[	]	[	]	[	]
Terrence E. Bichsel	[	]	[	]	[	]	[	]	[	]
Sandra E. Pierce	[	]	[	]	[	]	[	]	[	]
William P. Richgels	[	]	[	]	[	]	[	]	[	]
David G. Goodall	[	]	[	]	[	]	[	]	[	]

(1)	The cash payments payable to each of the FirstMerit named executive officers consist of (a) a lump sum payment equal to a multiple of the executive’s base salary and annual incentive compensation (two and a half in the case of Messrs. Bichsel, Richgels and Goodall and Ms. Pierce and three for Mr. Greig) and (b) a lump sum payment equal to the named executive officer’s 2016 bonus, with performance goals deemed earned at not less than target. All such payments are “double-trigger.” Set forth below are the separate values of each of the payments described in clauses (a)–(b) above, assuming that 2016 annual bonuses are paid out at target.

Name	Base Salary Payment ($)		Annual Incentive Payment ($)		2016 Bonus Payment ($)
Paul G. Greig	[	]	[	]	[	]
Terrence E. Bichsel	[	]	[	]	[	]
Sandra E. Pierce	[	]	[	]	[	]
William P. Richgels	[	]	[	]	[	]
David G. Goodall	[	]	[	]	[	]

For further details regarding the cash payments payable to each of the FirstMerit named executive officers, see “—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Employment and Change in Control Termination Agreements with Named Executive Officers” and “—Other Compensation Matters.”

(2)	As described above, all unvested equity-based awards held by FirstMerit’s named executive officers outstanding as of [ ], 2016 were granted prior to January 25, 2016 and will become vested and be settled at the effective time of the merger (i.e., “single-trigger” vesting). Set forth below are the values of each type of equity-based award that would become vested and be settled upon the effective time of the merger, based on a price per share of FirstMerit common stock of $18.89, the average closing price per share over the first five business days following the announcement of the merger agreement. The values set forth below do not include any equity awards that may be granted following the date hereof.

Name	Restricted Stock ($)		Restricted Stock Units ($)
Paul G. Greig	[	]	[	]
Terrence E. Bichsel	[	]	[	]
Sandra E. Pierce	[	]	[	]
William P. Richgels	[	]	[	]
David G. Goodall	[	]	[	]

For further details regarding the treatment of equity awards, see “—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Treatment of FirstMerit Equity Awards.”

(3)	The amounts in the table include (a) the estimated value of continued dental, life, and accidental death and dismemberment insurance benefits for three years in the case of Mr. Greig, (b) the estimated value of continued life, medical, and accidental death and dismemberment insurance benefits for two and a half years for the other named executive officers and (c) an outplacement fee for all named executive officers. Such benefits are “double-trigger.”

Name	Welfare Benefits ($)		Outplacement ($)
Paul Greig	[	]	[	]
Terrence E. Bichsel	[	]	[	]
Sandra E. Pierce	[	]	[	]
William P. Richgels	[	]	[	]
David G. Goodall	[	]	[	]

For further details regarding the welfare benefits payable to each of the FirstMerit named executive officers, see “—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Employment and Change in Control Termination Agreements with Named Executive Officers.”

(4)	As described above, the named executive officers would be entitled to receive the following benefits under the SERP or 2008 SERP, to the extent provided in their change in control agreements: (a) age and service credit and (b) application of favorable modifications to the calculation methodology for benefits. The amounts in the table include incremental increase in value that will result from such benefits. Mr. Greig would not be entitled to such benefit as his benefit under the SERP is frozen. In addition, pursuant to the 2008 SERP, any unvested contributions will vest.

For further details regarding the SERP benefits, see “—Interests of FirstMerit’s Directors and Executive Officers in the Merger—Employment and Change in Control Termination Agreements with Named Executive Officers.”

Huntington’s Dividend Policy

On January 21, 2016, Huntington announced that its board of directors declared a $0.07 per common share dividend, payable on April 1, 2016 to stockholders of record as of March 18, 2016.

Huntington stockholders will be entitled to receive dividends when and if authorized by the Huntington board of directors and declared by Huntington out of funds legally available for dividends. The Huntington board of directors periodically will consider the payment of dividends, taking into account Huntington’s financial condition, level of net income and earnings expectations, and economic conditions, industry practices and other factors, including applicable banking laws and regulations.

Public Trading Markets

Huntington common stock is listed for trading on the NASDAQ under the symbol “HBAN”, and FirstMerit common stock is listed on the NASDAQ under the symbol “FMER.” Upon completion of the merger, FirstMerit common stock will no longer be quoted on the NASDAQ. Following the merger, shares of Huntington common stock will continue to be traded on the NASDAQ.

Under the merger agreement, Huntington will cause the shares of Huntington common stock to be issued in the merger, including with respect to FirstMerit stock options, FirstMerit restricted stock, and FirstMerit restricted stock units, to be approved for listing on the NASDAQ, subject to notice of issuance.

Each outstanding share of FirstMerit’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, is represented by FirstMerit depositary shares that are listed on the NYSE under the symbol “FMER-A.” Each FirstMerit depositary share represents a 1/40th interest in a share of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A. Following the conversion of FirstMerit preferred stock into Huntington preferred stock upon completion of the second step merger, the depositary shares will be listed on the [    ] under a new name and a new symbol.

Dissenters’ Rights in the Merger

Under the MGCL, Huntington stockholders will not be entitled to appraisal or dissenters’ rights in connection with the mergers, the merger agreement, or the stock issuance.

However, if the merger agreement is adopted by FirstMerit common shareholders, FirstMerit common shareholders who do not vote in favor of the FirstMerit merger proposal and who properly demand payment of fair cash value of their shares are entitled to certain dissenters’ rights pursuant to Sections 1701.84(A) and 1701.85 of the OGCL. Section 1701.85 generally provides that shareholders of FirstMerit will not be entitled to such rights without strict compliance with the procedures set forth in Section 1701.85, and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any FirstMerit common shareholder who is a record holder of shares of FirstMerit common stock on [                ], the record date for the FirstMerit special meeting, and whose shares are not voted in favor of the adoption of the FirstMerit merger proposal may be entitled to be paid the “fair cash value” of such shares of common stock after the effective time of the merger. To be entitled to such payment, a shareholder must deliver to FirstMerit a written demand for payment of the fair cash value of the shares held by such shareholder before the vote on the FirstMerit merger proposal is taken, the shareholder must not vote in favor of the FirstMerit merger proposal, and the shareholder must otherwise comply with Section 1701.85. A FirstMerit common shareholder’s failure to vote against the FirstMerit merger proposal will not constitute a waiver of such shareholder’s dissenters’ rights, as long as such shareholder does not vote in favor of the FirstMerit merger proposal. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of such shares of common stock. See the text of Section 1701.85 of the OGCL attached as Annex D to this joint proxy statement/prospectus for specific information on the procedures to be followed in exercising dissenters’ rights.

If FirstMerit so requests, dissenting shareholders must submit their share certificates to FirstMerit within 15 days of such request, for endorsement on such certificates by FirstMerit that a demand for appraisal has been made. Failure to comply with such request will terminate the dissenting shareholders’ rights, at FirstMerit’s option exercised by written notice sent to the applicable dissenting shareholder within 20 days after the lapse of the 15-day period, unless a court for good cause shown otherwise directs. Such certificates will be promptly returned to the dissenting shareholders by FirstMerit. If FirstMerit and any dissenting shareholder cannot agree upon the “fair cash value” of FirstMerit’s common shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Summit County, Ohio, for a determination of the “fair cash value” of such dissenting shareholder’s shares of common stock. The fair cash value of a share of FirstMerit common stock to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the vote of the FirstMerit common shareholders. If the shares of FirstMerit common stock are listed on a national securities exchange, such as the NASDAQ, immediately before the effective time of the merger, the fair cash value will be the closing sale price of FirstMerit’s shares of common stock as of the close of trading on the day before the vote of the FirstMerit common shareholders. Investment banker opinions to company boards of directors regarding the fairness from a financial point of view of the consideration payable in a transaction, such as the merger, are not opinions regarding, and do not address, “fair cash value” under Section 1701.85.

If a FirstMerit common shareholder exercises his or her dissenters’ rights under Section 1701.85, all other rights with respect to such shareholder’s shares of FirstMerit common stock will be suspended until FirstMerit purchases the shares, or the right to receive the fair cash value is otherwise terminated. All rights of the dissenter with respect to the dissenter’s shares of FirstMerit common stock will be reinstated should the right to receive the fair cash value be terminated other than by the purchase of such shares.

The foregoing description of the procedures to be followed in exercising dissenters’ rights available to holders of FirstMerit’s common stock pursuant to Section 1701.85 of the OGCL may not be complete and is qualified in its entirety by reference to the full text of Section 1701.85 attached as Annex D to this joint proxy statement/prospectus.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. Subject to the terms and conditions of the merger agreement, Huntington and FirstMerit have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board and the OCC. Huntington will file applications and notifications to obtain regulatory approvals from the Federal Reserve Board and the OCC.

Federal Reserve Board

Certain of the transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to the BHC Act. Huntington expects to submit by March 10, 2016 an application pursuant to section 3(a)(5) of the BHC Act (12 U.S.C. § 1842(a)(5)) and section 225.15 of Regulation Y (12 C.F.R. § 225.15), seeking the prior approval of the Federal Reserve Board for Huntington to acquire FirstMerit and thereby also indirectly acquire FirstMerit Bank. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act (12 U.S.C. § 1842(c)) and section 225.13 of Regulation Y (12 C.F.R. § 225.13). These factors include the financial condition of the bank holding companies and banks involved and the future prospects of the combined organization (including consideration of the current and projected capital positions and the levels of indebtedness) and the managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as their record of compliance with laws and regulations). The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

Office of the Comptroller of the Currency

Certain of the transactions contemplated by the merger agreement, including the bank merger, are also subject to approval by the OCC. Huntington expects to file by March 10, 2016 an application with the OCC pursuant to the Bank Merger Act (12 U.S.C. § 1828(c)), 12 U.S.C. §§ 36 and 215a and OCC regulations (12 C.F.R. § 5.33), for prior approval for FirstMerit Bank to merge with and into The Huntington National Bank and to retain and operate the main office and branches of FirstMerit Bank as branch offices of The Huntington National Bank. The OCC takes into consideration a number of factors when acting on applications under the Bank Merger Act and its regulations (12 C.F.R. § 5.33(e)). These factors include the financial and managerial resources and future prospects of the existing and combined banks. The OCC also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The OCC may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

As required by the Community Reinvestment Act (the “CRA”) and in reviewing the convenience and needs of the communities to be served, the Federal Reserve Board and the OCC will consider the records of performance of the relevant insured depository institutions under the CRA. In their most recent respective CRA performance evaluations, both The Huntington National Bank and FirstMerit Bank received an overall “satisfactory” regulatory rating.

Public Notice and Comments

Furthermore, the BHC Act, the Bank Merger Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications, and authorize the Federal Reserve Board and the OCC to hold a public hearing or meeting if the Federal Reserve Board or the OCC determines that a hearing or meeting would be appropriate. The Federal Reserve Board and the OCC take into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by the Federal Reserve Board and the OCC.

Waiting Periods

In addition to the Federal Reserve Board, the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the OCC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including certain state insurance departments.

Huntington and FirstMerit believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither Huntington nor FirstMerit can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Huntington following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger, or, if such a challenge is made, as to the result of such challenge.

Neither Huntington nor FirstMerit is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Merger

FirstMerit and the individual members of the FirstMerit board of directors, Huntington, and Merger Sub have been named as defendants in three substantially similar putative derivative and class action lawsuits filed by alleged shareholders of FirstMerit in the Court of Common Pleas, Summit County, Ohio and the United States District Court for the Northern District of Ohio: Murray v. Huntington Bancshares Inc., et al., Case No. CV-2016-02-0917 (Ohio Comm. Pl. filed Feb. 11, 2016), The Robinson Family Trust v. Greig, et al., Case No. CV-

2016-02-0981 (Ohio Comm. Pl. filed Feb. 17, 2016), and Wojno v. FirstMerit Corporation et al., No. 16-cv-00461 (N.D. Ohio filed Feb. 26, 2016). These actions allege, among other things, that the FirstMerit directors breached their fiduciary duties by entering into the merger agreement without regard to the fairness of its terms to FirstMerit common shareholders and that Huntington and Merger Sub aided and abetted those alleged fiduciary breaches. Plaintiffs allege, among other things, that FirstMerit conducted an inadequate sale process, agreed to the proposed transaction on inadequate terms, and that the transaction would provide unique financial and other benefits to the FirstMerit board of directors and management. The actions seek a variety of equitable and injunctive relief including, among other things, enjoining the consummation of the merger, directing the defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of FirstMerit and its shareholders, directing the defendants to account to the plaintiffs and the purported class for their damages, and awarding plaintiffs costs and attorneys’ fees. The defendants believe that the claims in these lawsuits are wholly without merit and intend to defend them vigorously. Other potential plaintiffs may file additional lawsuits challenging the proposed transaction.

In a letter dated February 29, 2016, a fourth purported shareholder of FirstMerit sent a letter to the FirstMerit board of directors attaching a draft proposed complaint making allegations similar to those alleged in the lawsuits described above. The February 29 letter demands that the FirstMerit board of directors investigate the allegations and take appropriate steps to remedy the breaches of duty alleged in the letter and proposed complaint. The FirstMerit board of directors will consider the allegations and the demands in the letter in due course.

The outcome of the pending and any additional future litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the merger and result in substantial costs to Huntington and FirstMerit, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or the bank merger shall be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger or the bank merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Huntington’s business, financial condition, results of operations, and cash flows.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Huntington and FirstMerit contained in this joint proxy statement/prospectus or in the public reports of Huntington and FirstMerit filed with the SEC may supplement, update or modify the factual disclosures about Huntington and FirstMerit contained in the merger agreement. The merger agreement contains representations and warranties by Huntington, on the one hand, and by FirstMerit, on the other hand. The representations, warranties and covenants made in the merger agreement by Huntington and FirstMerit were qualified and subject to important limitations agreed to by Huntington and FirstMerit in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Huntington and FirstMerit each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Huntington or FirstMerit or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Please see ‘‘Where You Can Find More Information.’’ Huntington and FirstMerit will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Structure of the Merger

Each of Huntington’s and FirstMerit’s respective boards of directors has approved the merger agreement. The merger agreement provides for the merger of Merger Sub with and into FirstMerit, with FirstMerit remaining as the surviving entity and becoming a wholly owned subsidiary of Huntington. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Huntington in a second step merger. Immediately following the completion of the second step merger or at such later time as Huntington may determine in its sole discretion, FirstMerit Bank, National Association, a national bank and a wholly-owned subsidiary of FirstMerit, will merge with and into The Huntington National Bank, a national bank and a wholly-owned subsidiary of Huntington, with The Huntington National Bank continuing as the surviving entity.

Before the completion of the merger, Huntington may change the method of effecting the combination of Huntington and FirstMerit if and to the extent requested by Huntington. However, no such change may (1) alter or change the amount or kind of the merger consideration, (ii) adversely affect the tax treatment of the mergers with respect to shareholders of FirstMerit or (iii) be reasonably likely to cause the closing of the transaction to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed. The merger agreement further provides that if either FirstMerit fails to obtain the required vote of its shareholders to adopt the merger agreement, or Huntington fails to obtain the required vote of its stockholders to approve the issuance of shares of Huntington common stock, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to alter or change any material term of the merger agreement, including the amount or kind of the merger consideration, in a manner adverse to such party or its shareholders or adversely affect the tax treatment of the mergers with respect to shareholders of FirstMerit) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its shareholders for approval or adoption.

Merger Consideration

Each share of FirstMerit common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive 1.72 shares of Huntington common stock and $5.00 in cash, except for specified shares of FirstMerit common stock held by FirstMerit or Huntington (with certain limited exceptions) and shares of FirstMerit common stock that are held by shareholders who properly exercise their dissenters’ rights.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of FirstMerit common stock or Huntington common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration to provide holders of FirstMerit common stock the same economic effect as contemplated by the merger agreement.

Fractional Shares

Huntington will not issue any fractional shares of Huntington common stock in the merger. Instead, a shareholder of FirstMerit common stock who otherwise would have received a fraction of a share of Huntington common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of Huntington common stock on the NASDAQ for the five full trading days ending on the day preceding the closing date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington common stock that such holder would otherwise have been entitled to receive.

Governing Documents; Directors and Officers; Governance Matters

At the effective time of the merger, Merger Sub’s articles of incorporation and code of regulations in effect immediately prior to the effective time of the merger will be the articles of incorporation and code of regulations of the surviving corporation after completion of the merger, until thereafter amended in accordance with applicable law.

Huntington will take all appropriate action so that, as of the effective time, the number of directors constituting the Huntington board of directors will be increased by four and four current directors of FirstMerit to be selected by Huntington in consultation with FirstMerit, which directors we refer to as the “FirstMerit directors,” will be appointed as directors of Huntington. Such FirstMerit directors will also be given the opportunity to serve on at least one committee of the Huntington board of directors for so long as each such FirstMerit director is on the Huntington board of directors, with at least one FirstMerit director serving on the Community Development Committee of the Huntington board of directors. Unless any FirstMerit director has died, resigned or been removed from the Huntington board of directors, for at least the first two Huntington annual meetings after the closing date, the Huntington board of directors shall (i) nominate the FirstMerit directors for reelection to the Huntington board of directors, (ii) recommend to the Huntington stockholders the election of the FirstMerit directors and (iii) solicit proxies for the FirstMerit directors to the same extent as it does for any of its other nominees to the Huntington board of directors.

Treatment of FirstMerit Equity Awards

FirstMerit Options. At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is less than the per share cash equivalent consideration will be cancelled and converted into the right to receive the merger consideration in respect of each net share covered by the FirstMerit option, less applicable tax withholdings.

At the effective time, each FirstMerit option that is outstanding and has a per share exercise price that is greater than or equal to the per share cash equivalent consideration will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such FirstMerit option prior to the effective time, the number of shares of Huntington common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of FirstMerit common stock subject to the FirstMerit option by the equity award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the FirstMerit option by the equity award exchange ratio.

FirstMerit Restricted Stock Awards and FirstMerit RSU Awards. At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted prior to January 25, 2016 that is outstanding will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of FirstMerit common stock subject to each such award immediately prior to the effective time, less applicable tax withholdings. The performance conditions applicable to a FirstMerit RSU award granted prior to January 25, 2016 will be deemed satisfied at maximum performance at the effective time.

At the effective time, each FirstMerit restricted stock award and FirstMerit RSU award granted on or following January 25, 2016 that is outstanding will be assumed and converted into a restricted stock or restricted stock unit award relating to shares of Huntington common stock, with the same terms and conditions as were applicable under such award prior to the effective time, and relating to the number of shares of Huntington common stock (rounded to the nearest whole share), determined by multiplying (i) the number of shares of FirstMerit common stock subject to such award immediately prior to the effective time by (ii)  the equity award exchange ratio.

Treatment of FirstMerit Preferred Stock and Depositary Shares

Each share of FirstMerit preferred stock issued and outstanding immediately prior to the effective time of the second step merger will be automatically converted into the right to receive one share of Huntington preferred stock. Pursuant to the merger agreement, the Huntington preferred stock must have rights, preferences, privileges, and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges, and voting powers, and limitations and restrictions equivalent to the outstanding FirstMerit preferred stock, taken as a whole immediately prior to the effective time of the second step merger. But for the par value, the dividend payment dates, and the optional redemption date of the securities, the Huntington preferred stock will have terms that are substantively identical to the terms of the outstanding FirstMerit preferred stock. Each outstanding share of FirstMerit preferred stock is presently represented by depositary shares that are listed on the NYSE under the symbol “FMER-A” and represent a 1/40th interest in a share of FirstMerit preferred stock. Upon completion of the second step merger, Huntington will assume the obligations of FirstMerit under the deposit agreement. Huntington will instruct the depositary to treat the shares of Huntington preferred stock received by it upon conversion of the shares of FirstMerit preferred stock as newly deposited securities under the deposit agreement. The depositary shares will thereafter represent shares of Huntington preferred stock. The Huntington depositary shares will be listed on the [        ] upon completion of the second step merger under a new name and will be traded under a new symbol. Following the completion of the second step merger, Huntington will have 100,000 shares of Huntington preferred stock and 4,000,000 Huntington depositary shares issued and outstanding.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. Please see “—Conditions to Complete the Merger.”

The merger will become effective as of the date and time set forth in the certificate of merger to be filed with the Secretary of State of the State of Ohio. The closing of the merger will occur at 10:00 a.m., New York City time on a date no later than three business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless another date, time or place is agreed to in writing by the parties. It currently is anticipated that the completion of the merger will occur in the third quarter of 2016 subject to the receipt of regulatory approvals and other customary closing conditions, but neither FirstMerit nor Huntington can guarantee when or if the merger will be completed.

Closing and Effective Time of the Second Step Merger

On the date of the completion of the merger and as soon as practicable following the effective time of the merger, Huntington will cause the surviving entity in the merger to be merged with and into Huntington, with Huntington surviving the second step merger. To effect the second step merger, Huntington will cause to be filed articles of merger with the Department of Assessment and Taxation of the State of Maryland in accordance with the MGCL and a certificate of merger with the Secretary of State of the State of Ohio in accordance with the OGCL. The second step merger will become effective as of the date and time set forth in the articles of merger to be filed with the Department of Assessment and Taxation of the State of Maryland.

Conversion of Shares; Exchange of Certificates

The conversion of FirstMerit common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of FirstMerit common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the completion of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of FirstMerit common stock immediately prior to the effective time of the merger a letter of transmittal and instructions on how to surrender certificates representing shares of FirstMerit common stock immediately prior to the effective time in exchange for the merger consideration the holder is entitled to receive under the merger agreement as well as any dividends or other distributions which, after the surrender of a certificate representing shares of FirstMerit common stock (if certificated), have become payable with respect to the whole shares of Huntington common stock that the shares of FirstMerit common stock represented by such certificate have been converted into the right to receive under the merger agreement, in each case without interest.

If a certificate for FirstMerit common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Huntington, the posting of a bond in an amount as Huntington may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of FirstMerit of shares of FirstMerit common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Huntington will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash portion of the merger consideration, cash in lieu of fractional shares, cash dividends or distributions payable, or any other cash amounts payable under the merger agreement to any holder of FirstMerit common stock or FirstMerit equity awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of FirstMerit common stock from whom they were withheld.

Dividends and Other Distributions

No dividends or other distributions declared with respect to Huntington common stock will be paid to the holder of any unsurrendered certificates of FirstMerit common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Huntington common stock that the shares of FirstMerit common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of FirstMerit and Huntington relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of FirstMerit and Huntington relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification and corporate power of itself and its subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents, laws or other obligations as a result of the merger;

•	required governmental and other regulatory filings and other consents and approvals in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, accounting practices and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory authorities;

•	risk management instruments and transactions;

•	investment securities;

•	information security matters;

•	related party transactions;

•	inapplicability of state takeover statutes;

•	absence of action or any fact or circumstance that could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	opinion from financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	loan portfolio matters.

Huntington also represents and warrants to FirstMerit that it has, or will have available to it prior to the closing date, all funds necessary to satisfy its obligations under the merger agreement.

In addition, certain representations and warranties relating to a number of matters are made only by FirstMerit, including:

•	employee and employee benefit plan matters;

•	environmental matters;

•	real property;

•	intellectual property;

•	absence of any investment adviser subsidiaries; and

•	insurance matters.

Certain representations and warranties of FirstMerit and Huntington are qualified as to knowledge, “materiality” or “material adverse effect.”

For purposes of the merger agreement, a “material adverse effect,” when used in reference to FirstMerit, Huntington, or the surviving company, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided, that, with respect to this clause (i), material adverse effect shall not be deemed to include the impact of (A) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles (or “GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules, or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated thereby, (F) actions or omissions taken pursuant to the written consent of Huntington, in the case of FirstMerit, or FirstMerit, in the case of Huntington; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations, or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated thereby.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger

FirstMerit has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships. In addition, each of FirstMerit and Huntington has agreed that, during the same period, subject to specified exceptions, it will, and will cause each of its subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability of either of FirstMerit or Huntington to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby on a timely basis.

Additionally, FirstMerit and Huntington have undertaken further covenants. Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, FirstMerit may not, and may not permit any of its subsidiaries to, without prior written consent of Huntington (such consent not to be unreasonably withheld), undertake the following:

•	other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of FirstMerit or any of its wholly-owned subsidiaries to FirstMerit or any of its subsidiaries), assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other person (other than a subsidiary of FirstMerit);

•	adjust, split, combine, or reclassify any capital stock;

•	make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into, or exchangeable for, any shares of its capital stock (except (A) regular quarterly cash dividends by FirstMerit at a rate not in excess of $0.17 per share of FirstMerit common stock (except that if Huntington increases the rate of its regular quarterly dividends on Huntington Common Stock paid by it during any fiscal quarter after the date of the merger agreement relative to that paid by it during the immediately preceding fiscal quarter, FirstMerit will be permitted to increase the rate of dividends on FirstMerit Common Stock paid by it during the same fiscal quarter by the same proportion, or if not possible in the same quarter, in the next fiscal quarter with an appropriate “catch-up” adjustment to account for the amounts that would have been paid in the prior quarter), (B) quarterly dividends payable on FirstMerit preferred stock, (C) dividends paid by any of the subsidiaries of FirstMerit to FirstMerit or any of its wholly-owned subsidiaries, (D) the acceptance of shares of FirstMerit common stock as payment for the exercise price of FirstMerit stock options or for withholding taxes incurred in connection with the exercise of FirstMerit stock options or the vesting or settlement of FirstMerit equity awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements, or (E) required dividends on common stock of any subsidiary of FirstMerit;

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares, or other equity-based awards or interests, or grant any individual, corporation, or other entity any right to acquire any shares of its capital stock;

•	issue, sell, or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares upon the exercise of FirstMerit stock options or the vesting or settlement of FirstMerit equity awards (and dividend equivalents thereon, if any) outstanding as of the date of the merger agreement or granted on or after such date to the extent permitted under the merger agreement;

•	sell, transfer, mortgage, encumber, or otherwise dispose of any of its material properties or assets to any individual, corporation, or other entity other than a wholly-owned subsidiary, or cancel, release, or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

•	except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any investment that would be material to FirstMerit and its subsidiaries on a consolidated basis, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation, or other entity, other than in a wholly-owned subsidiary of FirstMerit;

•	terminate, materially amend, or waive any material provision of certain material FirstMerit contracts, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business, or enter into any contract that would constitute a material FirstMerit contract if it were in effect on the date of the merger agreement;

•	except as required under applicable law or the terms of any FirstMerit benefit plan existing on the date of the merger agreement, (i) enter into, adopt or terminate any FirstMerit benefit plan, (ii) amend (whether in writing on through the interpretation thereof) any FirstMerit benefit plan, other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining such plan, program policy or arrangement, (iii) increase the compensation payable to any current or former employee, officer, director, independent contractor or consultant, except for annual base salary or wage merit increases for employees in the ordinary course of business, consistent with past practice, that do not exceed, 2.3% of the aggregate cost of all employee annual base salaries and wages in effect as of the date of the merger agreement, to be effective May 1, 2016, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee, independent contractor or consultant whose annual base salary or base wage is greater than $150,000, other than for cause, or (ix) hire any officer, employee, independent contractor or consultant whose annual base salary or base wage is greater than $150,000;

•	except for debt workouts in the ordinary course of business, settle any material claim, suit, action, or proceeding in an amount and for consideration in excess of $1 million individually or $2 million in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by FirstMerit or any of its subsidiaries in respect thereof), or would impose any material restriction on the business of it or its subsidiaries or Huntington;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend the FirstMerit organizational documents or comparable governing documents of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•	merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize, or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed or requested by any governmental entity;

•	implement or adopt any change in its accounting principles, practices, or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

•	enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any governmental entity;

•	make any loans or extensions of credit outside of the ordinary course of business consistent with past practice or inconsistent with, or in excess of the limitations contained in, FirstMerit’s loan policy; provided, that any consent from Huntington for purposes of this clause will not be unreasonably withheld and will be given within two business days after the relevant loan package is provided to Huntington; provided, further, that, if Huntington does not respond to any such request for consent within two business days, such non-response shall be deemed to constitute consent for purposes of this clause;

•	make, or commit to make, any capital expenditures in excess of $5 million in the aggregate, other than as disclosed to Huntington prior to the execution of the merger agreement;

•	other than in the ordinary course of business consistent with past practice, make, change, or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment, or dispute, or surrender any right to claim a refund of a material amount of taxes;

•	make application for the opening or relocation of any, or open or relocate any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•	other than in consultation with Huntington, make an application for the closing of or close any branch;

•	other than in consultation with Huntington, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $750,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $250,000;

•	knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of FirstMerit or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the bank merger agreement or the required adoption of the merger agreement by the FirstMerit common shareholders or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby;

•	except for communications made in accordance with the terms of the merger agreement, make any written communications to the employees of FirstMerit or its subsidiaries with respect to employment, compensation or benefits matters addressed in the merger agreement or related, directly or indirectly, to the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, Huntington may not, and Huntington may not permit any of its subsidiaries to, without prior written consent of FirstMerit (such consent not to be unreasonably withheld), undertake the following:

•	amend its organizational documents in a manner that would materially and adversely affect FirstMerit common shareholders or adversely affect FirstMerit common shareholders relative to other holders of Huntington common stock;

•	adjust, split, combine, or reclassify any capital stock of Huntington;

•	make, declare, or pay any extraordinary dividend on any capital stock of Huntington;

•	incur any indebtedness for borrowed money (other than indebtedness of Huntington or any of its wholly-owned subsidiaries to Huntington or any of its subsidiaries) that would reasonably be expected to prevent Huntington or its subsidiaries from assuming FirstMerit’s or its subsidiaries’ outstanding indebtedness;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed;

•	make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned subsidiary of Huntington, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed;

•	merge or consolidate itself or any of its significant subsidiaries (as defined in the merger agreement) with any other person where it or its significant subsidiary, as applicable, is not the surviving person, or if the merger or consolidation is reasonably likely to cause the closing to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Huntington or its subsidiaries to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or the bank merger agreement or the approval from Huntington stockholders required to issue shares of Huntington common stock in connection with the merger or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby;

•	except for communications made in accordance with the terms of the merger agreement, make any written communications to the employees of FirstMerit or its subsidiaries with respect to employment, compensation or benefits matters addressed in the merger agreement or related, directly or indirectly, to the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters

Huntington and FirstMerit have agreed to cooperate and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties and governmental entities. Huntington and FirstMerit have each agreed to use, and to cause their respective applicable subsidiaries to use, reasonable best efforts obtain each requisite regulatory approval and any approvals required for the bank merger as promptly as reasonably practicable, and to cooperate with each other in connection therewith.

Each of Huntington and FirstMerit will, and will cause its subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the merger and the bank merger and, subject to the conditions set forth in the merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained by Huntington or FirstMerit or any of their respective subsidiaries in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement.

Huntington and FirstMerit have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the transactions contemplated by the merger agreement, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

Huntington has agreed to provide each FirstMerit continuing employee, for so long as they are employed following the effective time, with (i) for the period commencing at the effective time and ending on December 31, 2016, base salary or wages, as applicable, and target incentive opportunities (including equity-based awards) that are no less than those provided by FirstMerit to the continuing employee immediately prior to the effective time, (ii) during the period commencing on January 1, 2017 and ending on the first anniversary of the effective time, base salary or wages, as applicable, and target incentive opportunities (including equity-based awards) that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its subsidiaries, and (iii) during the period commencing at the effective time and ending on the first anniversary thereof, employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its subsidiaries (excluding any frozen benefit plans or benefit plans that exclusively provide benefits to grandfathered employees of Huntington and its subsidiaries); provided that until such time as Huntington fully integrates the continuing employees into its plans, participation in the FirstMerit benefit plans will be deemed to satisfy each of the foregoing standards. In addition, during the period commencing at the effective time and ending on the first anniversary thereof, Huntington will provide severance to each continuing employee pursuant to the terms and conditions of the severance plan or policy of FirstMerit and its subsidiaries applicable to each such continuing employee as of January 25, 2016; provided that such severance shall be subject to the execution and non-revocation of a customary release of claims and may be paid in a lump sum.

Following the effective time, subject to certain customary exclusions, Huntington will use commercially reasonable efforts to waive pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements under the Huntington plans in which FirstMerit continuing employees are eligible to participate after the effective time (“new plans”), provide credit for previously incurred eligible expenses in satisfying co-payments, coinsurance or deductibles under any new plans that provide health care benefits, and recognize service, subject to specified exceptions, with FirstMerit for purposes of any new plan to the same extent that such service was taken into account under the analogous FirstMerit benefit plan. Huntington agrees to assume and honor all FirstMerit benefit plans in accordance with their terms as of the date of the merger agreement.

Huntington may request that FirstMerit terminate its 401(k) plan effective immediately prior to the effective time, in which case, FirstMerit continuing employees will be eligible to participate in and make rollover contributions to the Huntington 401(k) plan.

Director and Officer Indemnification and Insurance

The merger agreement provides that following completion of the merger, Huntington and the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers, and employees of FirstMerit and its subsidiaries or fiduciaries of FirstMerit or its subsidiaries under any FirstMerit benefit plan (in their capacity as such) against any costs or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, arising in whole or in part out of the fact that such person is or was a director, officer, employee or fiduciary of FirstMerit or its subsidiaries or under any FirstMerit benefit plan or matters existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement and the transactions contemplated thereby), and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires Huntington to maintain, for a period of six years after completion of the merger, FirstMerit’s or its subsidiaries’ and any similar policies covering fiduciaries under any FirstMerit benefit plan, existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of FirstMerit and its subsidiaries arising from facts or events that occurred at or prior to the completion of the merger. However, Huntington is not required to spend annually more than 300% of the current annual premium paid as of the date of the merger agreement by FirstMerit for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then Huntington will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, FirstMerit, in consultation with Huntington but only upon the consent of Huntington, may (and, at Huntington’s request, will use its reasonable best efforts to) obtain at or prior to the effective time of the merger a six-year “tail” policy under FirstMerit’s existing directors’ and officers’ insurance policy and similar policy covering fiduciaries under the FirstMerit benefit plans providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If such a “tail policy” is purchased, Huntington must maintain the policy in full force and effect and not cancel such policy.

Dividends

Huntington and FirstMerit must coordinate with the other for the declaration of any dividends in respect of Huntington common stock and FirstMerit common stock and the record dates and payment dates relating thereto to ensure that FirstMerit common shareholders do not fail to receive a dividend (or receive two dividends) in any one quarter. Starting with the second quarter of 2016, (i) the FirstMerit board of directors will cause its regular quarterly dividend record dates and payments dates for FirstMerit common stock to be similar to the regular quarterly dividend record dates and payment dates for Huntington common stock, and (ii) the Huntington board of directors will continue to pay dividends on Huntington common stock on substantially the same record and payment date schedules as have been utilized in the past until the effective time of the merger or the earlier termination of the merger agreement.

Regional Advisory Boards; Certain Community Commitments

On the closing date of the merger, Huntington will invite all current members of the FirstMerit board of directors (other than the FirstMerit directors who join the Huntington board of directors) to serve as members of

Huntington’s existing Greater Akron-Canton Advisory Board, and will appoint to such advisory board all individuals who accept such invitation. The members of such advisory board who are not employees of Huntington or its subsidiaries or members of the Huntington board of directors will serve on the advisory board for at least three years or until their earlier death or resignation, and will receive compensation not less than the compensation received by the other then-current members of such advisory board.

Prior to the closing date of the merger, Huntington will also establish a new Huntington charitable foundation, dedicated to grant making, charitable contributions and support in the city of Akron, Ohio. Over a ten year period following the closing date of the merger, Huntington will ratably contribute to the foundation an amount in cash equal to $20 million to support, in a manner consistent with Huntington’s giving charitable guidelines, community development and reinvestment, civic and charitable activities in the greater Akron area. The Huntington board of directors will designate three initial members of the board of trustees of the foundation, including two former FirstMerit directors domiciled in the greater Akron area who become Huntington directors at the closing of the merger, and one other current Huntington director. Huntington has also agreed to contribute $5 million over a ten year period following the date of the closing of the merger to The Huntington Foundation dedicated to supporting community development and reinvestment, civic and charitable activities in the greater Canton, Ohio and Flint, Michigan areas.

Pursuant to the terms of the merger agreement, Huntington and FirstMerit have also agreed to plan for the establishment of an operations/call center based in Akron, Ohio or a community with a Joint Economic Development Agreement with the city of Akron, Ohio. Further, following the effective time of the merger, Huntington will use its reasonable best efforts to ensure that the operations/call center is fully operational by no later than the second anniversary of the closing date of the merger and to maintain employment levels in Akron consistent with FirstMerit’s employment levels in Akron as of the closing date of the merger by no later than the second anniversary of the closing date of the merger. Huntington will also provide FirstMerit employees who would otherwise be terminated as a result of the merger with priority access to job listings throughout all of Huntington’s and FirstMerit’s combined areas.

FirstMerit Shareholder Meeting and Recommendation of the FirstMerit Board of Directors

FirstMerit has agreed to hold a meeting of its shareholders for the purpose of voting upon adoption of the merger agreement as soon as reasonably practicable and upon the declaration of effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Except in the case of an adverse recommendation change (as defined below), the FirstMerit board of directors has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to adopt the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. FirstMerit must engage a proxy solicitor reasonably acceptable to Huntington to assist in the solicitation of proxies from shareholders relating to such required vote. However, if the FirstMerit board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may submit the merger agreement to its shareholders without recommendation or may withhold or withdraw or modify in a manner adverse to Huntington its recommendation to its shareholders (each of the foregoing defined in this joint proxy statement/prospectus as an “adverse recommendation change”) (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for its adverse recommendation change to its shareholders in this joint proxy statement/prospectus or a supplemental amendment thereto, provided that (1) it gives Huntington at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the FirstMerit board of directors in response to an acquisition proposal, the latest material terms and conditions, and the identity of the third-party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (2) at the end of such notice period, the FirstMerit board of directors takes into account any amendment or modification to the merger agreement proposed by Huntington and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Except in the case of an adverse recommendation change, FirstMerit must adjourn or postpone its shareholder meeting up to two times if there are insufficient shares of FirstMerit common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, FirstMerit has not received proxies representing a sufficient number of shares necessary for adoption of the merger agreement.

Huntington Stockholder Meeting and Recommendation of the Huntington Board of Directors

Huntington has agreed to hold a meeting of its stockholders for the purpose of voting upon the issuance of Huntington common stock in connection with the merger, as soon as reasonably practicable. The Huntington board of directors has agreed to use its reasonable best efforts to obtain from its stockholders the vote required to approve the issuance of shares of Huntington common stock in connection with the merger, including by communicating to its stockholders its recommendation (and including such recommendation in this joint proxy statement/prospectus). Huntington must engage a proxy solicitor reasonably acceptable to FirstMerit to assist in the solicitation of proxies from shareholders relating to such required vote.

Huntington must postpone or adjourn its stockholder meeting up to two times if there are insufficient shares of Huntington common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Huntington has not received proxies representing a sufficient number of shares necessary for the approval of the issuance of shares of Huntington common stock in connection with the merger.

Agreement Not to Solicit Other Offers

Under the terms of the merger agreement, FirstMerit will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors, and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of FirstMerit and its subsidiaries, or 25% or more of any class of equity or voting securities of FirstMerit or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, (ii) any tender offer or exchange offer that, if consummated, would result in such third-party beneficially owning more than 25% of any class of equity or voting securities of FirstMerit or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, or (iii) a merger, consolidation, share exchange or other business combination or reorganization involving FirstMerit or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, except in each case, for any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

However, in the event that prior to the adoption of the merger agreement by FirstMerit’s shareholders, FirstMerit receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their officers, directors, agents, advisors, and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, FirstMerit provides such information to Huntington and enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between Huntington and FirstMerit, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with FirstMerit.

FirstMerit agreed to, and to cause its and its subsidiaries’ officers, directors, agents, advisors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than Huntington with respect to any acquisition proposal. FirstMerit will promptly (within one business day) advise Huntington following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such acquisition proposal), and will keep Huntington reasonably apprised of any related developments, discussions, and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. In addition, FirstMerit has agreed to use its reasonable best efforts, subject to applicable law and the fiduciary duties of the FirstMerit board of directors to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party. FirstMerit has also agreed that during the term of the merger agreement, it will not and will cause its subsidiaries and its and their officers, directors, agents, advisors, and representatives to not enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement permitted pursuant to the previous paragraph) relating to any acquisition proposal.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Huntington common stock and preferred stock to be issued in the merger, coordination with respect to litigation relating to the merger and further actions required to consummate the merger, advice relating to the occurrence of a material change, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, exemption from liability under Section 16(b) of the Exchange Act, the absence of control over the other party’s business and Huntington’s or its subsidiaries’ assumption of FirstMerit’s or its subsidiaries’ obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Conditions to Complete the Merger

Huntington’s and FirstMerit’s respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the adoption of the merger agreement by FirstMerit’s shareholders and the approval of the issuance of Huntington common stock in connection with the merger by Huntington’s stockholders;

•	the authorization for listing on the NASDAQ, subject to official notice of issuance, of the Huntington common stock to be issued in connection with the merger, and the authorization for listing on the NASDAQ or NYSE, subject to official notice of issuance, of the Huntington preferred stock to be issued pursuant to the merger agreement;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•

the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•	the receipt of all regulatory authorizations, consents, orders or approvals (1) required from the Federal Reserve Board and the OCC, (2) required under the HSR Act and (3) otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated thereby, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a material adverse effect on Huntington or the surviving corporation, having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date) as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

•	the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and

•	receipt by such party of an opinion of its outside legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither FirstMerit nor Huntington can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither FirstMerit nor Huntington has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by mutual written consent of Huntington and FirstMerit;

•	by either Huntington or FirstMerit, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting, or making illegal, the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Huntington or FirstMerit, if the merger has not been completed on or before January 25, 2017 (which we refer to as the “termination date”), unless the failure of the merger to be consummated by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Huntington or FirstMerit (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within the earlier of the termination date and 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period;

•	by Huntington, if, prior to obtaining the requisite approval of the merger agreement by FirstMerit common shareholders, (x) FirstMerit or the FirstMerit board of directors (i) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by the merger agreement, or recommends to its shareholders an acquisition proposal other than the merger, or (ii) materially breaches its obligations to hold a meeting of its shareholders to adopt and approve the merger agreement or not to solicit alternative acquisition proposals; or (y) a tender offer or exchange offer for 20% or more of the outstanding shares of FirstMerit common stock is commenced, and the FirstMerit board of directors recommends that the shareholders of FirstMerit tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (1) both Huntington and FirstMerit will remain liable for any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement, and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of termination fees and expenses and the confidential treatment of information.

Termination Fee

FirstMerit will pay Huntington a termination fee if the merger agreement is terminated in the following circumstances:

•	In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of FirstMerit or has been made directly to its shareholders generally, or any person shall have publicly announced (and not withdrawn) a bona fide acquisition proposal with respect to FirstMerit and (A) thereafter the merger agreement is terminated by either Huntington or FirstMerit because the merger has not been completed prior to the termination date, and FirstMerit has failed to obtain the required vote of its shareholders at the duly convened special meeting of FirstMerit’s shareholders or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement is taken, or (B) thereafter the merger agreement is terminated by Huntington based on a breach of the merger agreement by FirstMerit that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (C) prior to the date that is 12 months after the date of such termination, FirstMerit enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then FirstMerit will, on the date of consummation of such transaction, pay Huntington, by wire transfer of same day funds, a fee equal to $100.6 million (the “termination fee”) (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”).

•	In the event that Huntington terminates the merger agreement pursuant to the last bullet set forth under “The Merger Agreement—Termination of the Merger Agreement” above, FirstMerit will, as promptly as reasonably practicable after the date of termination (and in any event, within three business days thereafter), pay Huntington by wire transfer of same day funds the termination fee.

Expenses and Fees

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses.

Amendment, Waiver, and Extension of the Merger Agreement

The merger agreement may be amended in writing by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the FirstMerit common shareholders, in a writing signed on behalf of each of the parties, provided that after adoption of the merger agreement by the FirstMerit common shareholders, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties may, by written instrument, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto, or (c) waive compliance with any of the agreements or conditions contained in the merger agreement, provided that after adoption of the merger agreement by the FirstMerit common shareholders, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party to any extension or waiver must be in writing.

Governing Law; Jurisdiction

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the FirstMerit board of directors will be subject to the laws of the State of Ohio and matters relating to the fiduciary duties of the Huntington board of directors will be subject to the laws of the State of Maryland). The parties agree that any action or proceeding in respect of any claim arising out of or related to the merger agreement or the transactions contemplated thereby will be brought exclusively in any federal or state court of competent jurisdiction located in the State of Delaware.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction are included in the FASB Codification Topic ASC 805, Business Combinations. ASC 805 provides guidance on the accounting and reporting of transactions that represent business combinations to be accounted for under the acquisition method. The acquisition method entails: (a) identification of the acquirer; (b) determination of the acquisition date; (c) recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; and (d) recognition and measurement of goodwill or a gain from a bargain purchase.

In this transaction Huntington is the acquirer and will accordingly apply the business combination under the acquisition method guidance. On the acquisition date, Huntington (the acquirer) will recognize and measure, at fair value, all the identifiable assets acquired and liabilities assumed. Huntington will also recognize goodwill arising from the transaction. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the anticipated material United States federal income tax consequences of the mergers, taken together, to U.S. holders (as defined below) of FirstMerit common stock that exchange their shares of FirstMerit common stock for shares of Huntington common stock and cash in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those FirstMerit common shareholders that hold their shares of FirstMerit common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of FirstMerit common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of FirstMerit common stock that received FirstMerit common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of FirstMerit common stock that holds FirstMerit common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of FirstMerit or Huntington. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of FirstMerit common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds FirstMerit common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding FirstMerit common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Huntington’s obligation to complete the merger that Huntington receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to FirstMerit’s obligation to complete the merger that FirstMerit receive an opinion from Sullivan & Cromwell LLP, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Huntington and FirstMerit and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. Huntington and FirstMerit have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the mergers, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Provided the mergers, taken together, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your FirstMerit common stock for Huntington common stock and cash (other than cash received in lieu of a fractional share), you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Huntington common stock received pursuant to the merger over your adjusted tax basis in the shares of FirstMerit common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of FirstMerit common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the FirstMerit common stock surrendered exceeds one year. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis in the shares of Huntington common stock that you receive in the merger, including any fractional share interests deemed received and redeemed as described below, will equal your aggregate adjusted tax basis in the FirstMerit common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Huntington common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of FirstMerit common stock that you surrender in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Huntington. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of FirstMerit common stock solely for Huntington common stock and then Huntington immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Huntington common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Huntington. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Huntington that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Huntington that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Instead of a Fractional Share

If you receive cash instead of a fractional share of Huntington common stock, you will be treated as having received the fractional share of Huntington common stock pursuant to the merger and then as having exchanged that fractional share for cash in redemption by Huntington. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Huntington common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares (including the holding period of FirstMerit common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of FirstMerit common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Huntington and its subsidiaries and FirstMerit and its subsidiaries, as an acquisition by Huntington of FirstMerit using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of FirstMerit will be recorded by Huntington at their respective fair values as of the date the merger is completed. The pro forma condensed combined financial information should be read in conjunction with the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2015 which is incorporated by reference into this joint proxy statement/prospectus, and FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2015 which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information”.

The pro forma condensed combined balance sheet gives effect to the merger as if the transaction had occurred on December 31, 2015. The pro forma condensed combined income statements for the year ended December 31, 2015 give effect to the merger as if the transaction had become effective on January 1, 2015.

The pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

The pro forma condensed combined financial statements have been prepared to give effect to the following:

•	the acquisition of FirstMerit by Huntington;

•	the distribution of shares of Huntington common stock and cash to FirstMerit’s shareholders in exchange for shares of FirstMerit common stock (assuming a 1.72 exchange ratio); and

•	Huntington’s issuance of $500 million of debt at a 2.57% interest rate to finance the acquisition of FirstMerit. The interest rate was estimated based on a February 2016 five-year treasury rate, plus the spread of our last five-year debt issuance, and adjusted from a bank to a holding company basis. In the event the interest rates on our fixed rate debt increase or decrease by 0.125%, our annual interest expense would increase or decrease by less than $1 million.

The pro forma condensed combined financial statements do not include certain non-recurring transaction costs that Huntington expects to incur in connection with the acquisition. Excluded are one-time expenditures estimated at $286 million pretax related to employee costs, costs to sell certain redundant locations, costs to merge information technology systems, and other one-time transaction related costs. Huntington expects to fund these costs through cash from operations. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

HUNTINGTON BANCSHARES INCORPORATED AND FIRSTMERIT CORPORATION

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2015

(in millions)	Huntington Historical (1)	FirstMerit Historical (1)	Pro Forma Adjustments (1)	Ref	Pro Forma Combined (1)
Assets
Cash and due from banks	$847	$381	$(460)	A	$768
Interest-bearing deposits in banks	52	83			135
Trading account securities	37	—			37
Loans held for sale	475	5			480
Available-for-sale and other securities	8,775	4,116			12,891
Held-to-maturity securities	6,160	2,674	(57)	B	8,777
Loans and leases	50,341	16,077	(206)	C	66,212
Allowance for loan and lease losses	(598)	(154)	154	D	(598)

Net loans and leases	49,743	15,923	(52)		65,614

Bank owned life insurance	1,758	—	624	E	2,382
Premises and equipment	621	319	(44)	F	896
Goodwill	677	742	714	G	2,132
Other intangible assets	55	61	265	H	381
Accrued income and other assets	1,846	1,220	(624)	E	2,441

Total Assets	$71,045	$25,525	$366		$96,935

Liabilities and Shareholders’ Equity
Liabilities
Deposits	$55,295	$20,108	$1	I	$75,404
Short-term borrowings	615	1,618	—		2,233
Long-term debt	7,068	505	507	J	8,080
Accrued expenses and other liabilities	1,472	354	40	K, L	1,866

Total Liabilities	64,450	22,585	548		87,582

Shareholders’ equity
Preferred stock	386	100	(8)	M	478
Common stock	8	128	(125)	N	11
Capital surplus	7,039	1,387	1,371	O	9,796
Less Treasury stock, at cost	(18)	(115)	115	P	(18)
Accumulated other comprehensive loss	(226)	(79)	79	P	(226)
Retained earnings	(594)	1,519	(1,613)	P, Q	(688)

Total Shareholders’ Equity	6,595	2,940	(182)		9,353

Total Liabilities and Shareholders’ Equity	$71,045	$25,525	$366		$96,935

Common shares outstanding (in millions)	795	166	122	R	1,082
Tangible book value per common share	$6.91	$12.29			$6.00

See accompanying notes to unaudited pro forma combined condensed financial statements.

(1)	Totals may not add up due to rounding.

HUNTINGTON BANCSHARES INCORPORATED AND FIRSTMERIT CORPORATION Unaudited Pro Forma Condensed Combined Statement of Income For the Year ended December 31, 2015

(in millions except per share amounts)	Huntington Historical (1)	FirstMerit Historical (1)	Pro Forma Adjustments	Ref	Pro Forma Combined (1)
Total interest income	$2,115	$800	$(1)	S	$2,913
Total interest expense	164	58	13	T, U	235

Net interest income	1,951	741	(14)		2,678
Provision for credit losses	100	45	—		145

Net interest income after provision for credit losses	1,851	696	(14)		2,533
Total noninterest income	1,039	269	—		1,308
Total noninterest expense	1,976	639	59	V	2,674

Income before income taxes	914	327	(73)		1,167
Provision for income taxes	221	97	(26)	W	292

Net income	693	229	(47)		875
Less: Net income allocated to participating shareholders	—	2	—		2
Dividends on preferred shares	32	6	—		38

Net income applicable to common shares	$661	$222	$(47)		$836

Average common shares - basic	803	166	122		1,091
Average common shares - diluted	817	166	122		1,105
Per common share
Net income - basic	$0.82	$1.34		X	$0.77
Net income - diluted	$0.81	$1.33		X	$0.76
Cash dividends declared	$0.25	$0.66			$0.25

See accompanying notes to unaudited pro forma combined condensed financial statements.

(1)	Totals may not add up due to rounding.

Note 1—Basis of Presentation

The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Huntington and FirstMerit under the acquisition method of accounting with Huntington treated as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of FirstMerit, as of the effective date of the merger, will be recorded by Huntington at their respective fair values and the excess of the merger consideration over the fair value of FirstMerit’s net assets will be allocated to goodwill.

The merger, which is currently expected to be completed in the third quarter of 2016, provides for FirstMerit common shareholders to receive 1.72 shares of Huntington common stock and $5.00 in cash for each share of FirstMerit common stock they hold immediately prior to the merger. Based on the closing trading price of shares of Huntington common stock on the NASDAQ on January 25, 2016, the last trading day before the public announcement of the signing of the merger agreement, the value of the merger consideration per share of FirstMerit common stock was $20.14. Based on the closing trading price of shares of Huntington common stock on the NASDAQ on March 3, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus, the value of the merger consideration per share of FirstMerit common stock was $21.51. In addition, upon completion of the second step merger, each share of FirstMerit’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A will be converted into the right to receive a share of Huntington’s 5.875% Series C Non-Cumulative Perpetual Preferred Stock.

The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) FirstMerit’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of shares of Huntington common stock varies from the assumed $9.60 per share, which represents the closing share price of Huntington common stock on March 3, 2016; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Huntington and FirstMerit are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 2—Preliminary Purchase Price Allocation

The pro forma adjustments include the estimated purchase accounting entries to record the merger transaction. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Core deposit and purchased credit card relationship intangible assets of $281 million are included in the pro forma adjustments separate from goodwill and amortized using the sum-of-the-years-digits method over eight years. Trust relationship intangible assets of $45 million are also included in the pro forma adjustments separate from goodwill and amortized using the sum-of-the-years-digits method over twelve years. When the actual amortization is recorded for periods following the completion of the merger, the straight line or sum-of-the-years-digits method will be used. Goodwill totaling $1.5 billion is included in the pro forma adjustments and is not subject to amortization. The purchase price is contingent on Huntington’s price per common share at the closing date of the merger, which has not yet occurred. Accordingly, a 10% increase or decrease in Huntington’s most recently used price per share of common stock would result in a corresponding goodwill adjustment of approximately $276 million.

The preliminary purchase price allocation is as follows:

in millions except per share amounts
Pro Forma Purchase Price (1)
Estimated FirstMerit shares outstanding (includes performance shares and restricted stock awards)	167
Cash consideration (per FirstMerit share)	$5.00

Estimated cash portion of purchase price		836
Estimated FirstMerit shares outstanding	167
Exchange ratio	1.72

Total Huntington common shares issued	288
Huntington’s share price (March 3, 2016)	$9.60

Equity portion of purchase price		2,760
Exchange of FirstMerit preferred stock for Huntington preferred stock		100
Preferred stock fair value adjustment		(8)

Total estimated consideration to be paid		3,688
FirstMerit Net Assets at Fair Value
Assets acquired:
Cash and short-term investments		464
Securities investments		6,738
Loans and leases		15,871
Other intangible assets		326
Other assets		1,496

Total assets acquired		24,895
Liabilities assumed:
Deposits		20,109
Short-term borrowings		1,618
Other liabilities		423
Long-term debt		513

Total liabilities assumed		22,663
Net assets acquired		2,232

Preliminary pro forma goodwill		$1,456

(1)	Totals may not add up due to rounding.

Note 3—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the pro forma condensed combined financial information. All taxable adjustments were calculated using a 35.0% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

A.	Adjustments to cash and short-term investments to reflect estimated cash of $836 million used to purchase FirstMerit, net proceeds from the $500 million debt issuance, and contractually obligated pre-tax merger costs of $123 million.

B.	Adjustment to securities classified as held-to-maturity to reflect estimated fair value of acquired investment securities.

C.	Adjustment to loans, net of unearned income to reflect estimated fair value adjustments, which included lifetime credit loss expectations, current interest rates and liquidity, to acquired loans.

D.	Elimination of FirstMerit’s existing allowance for loan losses. Purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.

E.	Reflects a balance sheet reclassification from accrued income and other assets of $624 million to conform to Huntington’s financial statement presentation.

F.	Adjustment to premises and equipment to reflect estimated fair value of acquired premises and equipment.

G.	Adjustments to goodwill to eliminate FirstMerit goodwill of $742 million at merger date and record estimated goodwill associated with the merger of $1.5 billion.

H.	Adjustments to other intangible assets to eliminate FirstMerit other intangible assets of $61 million and record estimated other intangible assets associated with the merger of $326 million, which includes estimated core deposit intangible assets of $266 million.

I.	Adjustment to deposits to reflect estimated fair value of acquired interest-bearing deposits.

J.	Adjustment to long-term debt to reflect estimated fair value of acquired long-term debt and the $500 million of debt issued in connection with the transaction.

K.	Adjustment to accrued expenses and other liabilities to reflect the effects of the acquisition accounting adjustments and contractually obligated merger costs.

L.	Adjustment to deferred tax liabilities to reflect the effects of the acquisition accounting adjustments and contractually obligated merger costs.

M.	Adjustments to preferred shares to eliminate the FirstMerit preferred stock and convert it to Huntington preferred stock.

N.	Adjustments to common stock to eliminate FirstMerit common stock of $128 million par value and record the issuance of Huntington common stock to FirstMerit common shareholders of $3 million par value.

O.	Adjustments to capital surplus to eliminate FirstMerit capital surplus of $1.4 billion and record the issuance of Huntington common stock in excess of par value to FirstMerit common shareholders of $2.8 billion.

P.	Adjustments to eliminate remaining FirstMerit equity balances of $1.3 billion.

Q.	Adjustment to retained earnings to reflect contractually obligated after-tax merger costs of $94 million.

R.	Adjustments to common shares outstanding to eliminate 165,757,588 shares of FirstMerit common stock outstanding and record 287,521,371 shares of Huntington common stock calculated using the exchange ratio of 1.72 per share.

S.	Net adjustments to interest income of $1 million for the year ended December 31, 2015 to eliminate FirstMerit amortization of premiums and accretion of discounts on previously acquired loans and securities and record estimated amortization of premiums and accretion of discounts on acquired loans and held-to-maturity securities.

T.	Net adjustments to interest expense of less than $1 million for the year ended December 31, 2015 to eliminate FirstMerit amortization of premiums and accretion of discounts on previously acquired deposits and record estimated amortization of premiums and accretion of discounts on acquired deposits and long-term debt.

U.	Reflects incremental interest expense of $13 million for the year ended December 31, 2015 related to the issuance of acquisition debt totaling $500 million, bearing interest at an interest rate of 2.57%, in connection with the FirstMerit acquisition transaction. The interest expense adjustment assumes amortization of estimated total debt issuance costs of $1 million for the year ended December 31, 2015.

V.	Net adjustments to noninterest expense of $59 million for the year ended December 31, 2015 to eliminate FirstMerit amortization expense on other intangible assets and record estimated amortization of acquired other intangible assets. See Note 2 for additional information regarding Huntington’s amortization of acquired other intangible assets.

W.	Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state tax rate of 35.0%.

X.	Adjustments to weighted-average shares of Huntington common stock outstanding to eliminate weighted-average shares of FirstMerit common stock outstanding and record shares of Huntington common stock outstanding, calculated using the exchange ratio of 1.72 per share for all shares.

Note 4—Merger Integration Costs

Merger- and integration-related costs are not included in the pro forma condensed combined statements of income since they will be recorded in the combined results of income as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger- and integration-related costs are estimated to be $431 million pretax; $145 million is estimated to be incurred at closing. The $145 million of contractually obligated pre-tax merger costs are reflected in the pro forma adjustments as a $123 million reduction to cash and due from banks (reference A) and a $22 million increase to accrued expenses and other liabilities (reference K).

Note 5—Divestiture of FirstMerit and/or Huntington Branches

Due to the competitive considerations of the merger in accordance with regulatory guidelines, Huntington expects that it will have to divest FirstMerit and/or Huntington branches in certain banking areas in order to obtain regulatory approvals to complete the transactions contemplated by the merger agreement. If required by regulatory authorities, Huntington will divest branches in certain areas in a manner sufficient to eliminate such regulatory authorities’ competitive concerns. However, these branch divestitures have not yet been identified and therefore are excluded from the pro forma analysis. See “The Merger—Regulatory Approvals Required for the Merger.”

DESCRIPTION OF NEW HUNTINGTON PREFERRED STOCK

Upon completion of the second step merger, FirstMerit’s 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, or the FirstMerit preferred stock, will be converted into the right to receive Huntington’s 5.875% Series C Non-Cumulative Perpetual Preferred Stock, or the Huntington preferred stock. But for the par value of the securities, the dividend payment dates, and the optional redemption date, the Huntington preferred stock will have terms that are substantively identical to the terms of the outstanding FirstMerit preferred stock. Each outstanding share of FirstMerit preferred stock is presently represented by depositary shares that are listed on the NYSE under the symbol “FMER-A” and represent a 1/40th interest in a share of FirstMerit preferred stock. Upon completion of the second step merger, such depositary shares will represent shares of Huntington preferred stock, and be listed on the [            ] under a new name and be traded under a new symbol. The following briefly summarizes the terms and provisions of the Huntington preferred stock.

Preferred Stock

The Huntington charter currently authorizes the Huntington board of directors, without further stockholder action, to cause Huntington to issue up to 6,617,808 shares of serial preferred stock, par value $0.01 per share, and to classify and reclassify any unissued shares of serial preferred stock by establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms or conditions of redemption or other rights thereof, without further vote or action by Huntington stockholders. The Huntington charter may be amended from time to time to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of two-thirds of the votes entitled to be cast on the matter. As of the date of this joint proxy statement/prospectus, there are 362,506 shares of Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock issued and outstanding and 35,500 shares of Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock issued and outstanding.

Series C Preferred Stock

Shares of Huntington preferred stock, upon issuance in exchange for FirstMerit preferred stock at the completion of the second step merger, will be validly issued, fully paid, and nonassessable. The depositary will be the sole holder of shares of Huntington preferred stock. The holders of Huntington depositary shares will be required to exercise their proportional rights in the Huntington preferred stock through the depositary.

With respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up of Huntington’s business and affairs, the Huntington preferred stock will rank (i) senior to Huntington common stock, (ii) pari passu with Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock, Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, and each other series of Huntington preferred stock which expressly provides in the articles supplementary classifying such preferred stock that it will rank pari passu with the Huntington preferred stock, and (iii) junior to all existing and future indebtedness and other non-equity claims on Huntington, and to each other series of Huntington preferred stock which expressly provides in the articles supplementary classifying such preferred stock that it will rank senior to the Huntington preferred stock.

The Huntington preferred stock will not be convertible into, or exchangeable for, shares of any other class or series of Huntington capital stock or other securities. The Huntington preferred stock will be perpetual and will have no maturity date.

Dividends

Dividends on shares of the Huntington preferred stock will not be cumulative and will not be mandatory. Holders of the Huntington preferred stock will be entitled to receive, if, when and as declared by the Huntington board of directors (or a duly authorized committee of the Huntington board of directors) out of assets legally available for the payment of dividends under the MGCL, non-cumulative cash dividends at a rate equal to 5.875% on the

$1,000 per share liquidation amount of the Huntington preferred stock (equivalent to $25 per depositary share) per annum, payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, beginning after the closing of the second step merger, each such date being referred to herein as a dividend payment date

References to the “accrual” (or similar terms) of dividends in this joint proxy statement/prospectus refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

Dividends will be payable to holders of record of the Huntington preferred stock as they appear on Huntington’s books on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 days before the applicable dividend payment date, as shall be fixed by the Huntington board of directors (or a duly authorized committee of the Huntington board of directors). A dividend record date established for the Huntington preferred stock need not be a business day. The corresponding record dates for the depositary shares will be the same as the record dates for the Huntington preferred stock.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period for shares of the Huntington preferred stock issued upon completion of the second step merger will commence on the last dividend payment date prior to the closing of the second step merger. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day. Huntington will not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Huntington preferred stock.

The term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

Dividends on shares of the Huntington preferred stock will not be cumulative. Accordingly, if the Huntington board of directors does not declare a dividend on the Huntington preferred stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and Huntington will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Huntington preferred stock, dividend parity stock (as defined below), junior stock (as defined below) or other preferred stock are declared for any future dividend period.

Dividends on the Huntington preferred stock will cease to accrue on the redemption date, if any, as described below under “—Redemption.”

Priority Regarding Dividends

So long as any share of Huntington preferred stock remains outstanding, unless (i) the full dividends for the most recently completed dividend period have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside) on all outstanding shares of Huntington preferred stock, and (ii) Huntington is not in default on its obligation to redeem any shares of Huntington preferred stock that have been called for redemption:

•	no dividend or other distribution shall be declared, paid, or set aside for payment, and no distribution shall be declared, made or set aside for payment on any junior stock (as defined below) (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan); and

•	no shares of junior stock or parity stock (as defined below) shall be repurchased, redeemed or otherwise acquired for consideration by Huntington, directly or indirectly, other than (i) as a result of a reclassification of junior stock for or into other junior stock or reclassification of parity stock for or into other parity stock, (ii) pro rata offers to purchase all, or a pro rata portion, of the Huntington preferred stock and such parity stock, (iii) the exchange or conversion of junior stock for or into other junior stock or the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock or parity stock, (v) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employee contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants of Huntington, (vi) purchases or other acquisitions by a broker-dealer subsidiary of Huntington solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business, (vii) purchases of shares of junior stock or parity stock pursuant to a contractually binding requirement to buy junior stock or parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, (viii) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (ix) purchases by a broker-dealer subsidiary of Huntington of capital stock of Huntington for resale pursuant to an offering by Huntington of such capital stock underwritten by such broker-dealer subsidiary, and (x) the acquisition by Huntington or any of its subsidiaries of record ownership in junior stock or parity stock for the beneficial ownership of other persons (other than for the beneficial ownership by Huntington or any of its subsidiaries, including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by Huntington.

If dividends are not paid in full upon the shares of Huntington preferred stock and any shares of dividend parity stock, all dividends paid or declared for payment on Huntington preferred stock and all such dividend parity stock and payable on such dividend payment date (or, in the case of dividend parity stock having dividend payment dates different from the dividend payment date of the Huntington preferred stock, on a dividend payment date falling within the dividend period related to such dividend payment date) will be shared based on the ratio between the then-current dividends due on shares of Huntington preferred stock and (i) in the case of any series of non-cumulative dividend parity stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of cumulative dividend parity stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities, or otherwise) as may be determined by the Huntington board of directors (or a duly authorized committee of the Huntington board of directors) may be declared and paid on any class or series of junior stock from time to time out of assets legally available for such payment, and the holders of Huntington preferred stock will not be entitled to participate in any such dividend. Holders of the Huntington preferred stock will not be entitled to receive any dividends not authorized by the Huntington board of directors and declared by Huntington and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

As used in this joint proxy statement/prospectus, “junior stock” means Huntington common stock and any other class or series of Huntington capital stock now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that it ranks junior to the Huntington preferred stock as to (i) payment of dividends or (ii) distributions upon Huntington’s liquidation, dissolution, or winding-up.

As used in this joint proxy statement/prospectus, “dividend parity stock” means any class or series of Huntington capital stock that ranks equally with the Huntington preferred stock in the payment of dividends and in the distribution of assets upon Huntington’s liquidation, dissolution or winding up.

As used in this joint proxy statement/prospectus, “parity stock” includes both “dividend parity stock” and “voting parity stock.”

As used in this joint proxy statement/prospectus, “voting parity stock” means any and all outstanding series of dividend parity stock having voting rights to elect directors upon the non-payment of dividends equivalent to those described below.

Restrictions on the Payment of Dividends

The payment of dividends on the Huntington preferred stock is subject to the priority provisions and other restrictions described above in “—Dividends.” Huntington’s ability to pay dividends on the Huntington preferred stock is also dependent on Huntington’s ability to receive dividends from its subsidiaries.

Further, dividends on the Huntington preferred stock will not be declared, paid, or set aside for payment if Huntington fails to comply, or if and to the extent such act would cause Huntington to fail to comply, with applicable laws and regulations, including any capital adequacy guidelines or regulations of the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency (as defined in Section 3(q) of the Federal Deposit Insurance Act)). The articles supplementary creating the Huntington preferred stock explicitly provides that dividends on the Huntington preferred stock may not be declared or set aside for payment if and to the extent such dividends would cause Huntington to fail to comply with the applicable capital adequacy guidelines.

Redemption

No Mandatory Redemption

The Huntington preferred stock is perpetual and has no maturity date. The Huntington preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions.

Neither the holders of Huntington preferred stock nor holders of Huntington depositary shares will have the right to require the redemption or repurchase of the Huntington preferred stock.

Optional Redemption

Huntington may redeem the Huntington preferred stock at its option, subject to approval from the Federal Reserve Board or other appropriate federal banking agency, in whole or in part, from time to time, on any dividend payment date on or after April 15, 2018, out of funds legally available therefor, at a price equal to $1,000 per share (equivalent to $25 per depositary share), plus (except as otherwise provided) the per share amount of any declared and unpaid dividends (without accumulation of any undeclared dividends) on the Huntington preferred stock prior to the date fixed for redemption, defined as the redemption date.

Redemption Following a Regulatory Capital Treatment Event

Notwithstanding the foregoing, within 90 days of Huntington’s good faith determination that a regulatory capital treatment event (as defined below) has occurred, Huntington may, at its option, subject to the approval of the appropriate federal banking agency, provide notice of its intent to redeem in accordance with the procedures described below, and subsequently redeem Huntington preferred stock, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

A “regulatory capital treatment event” means a good faith determination by the Huntington board of directors (or a duly authorized committee of the Huntington board of directors) that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective (or will become effective) after the initial issuance of any share of Huntington preferred stock; (ii) any proposed change in those laws or regulations that is announced or becomes effective (or will become effective) after the initial issuance of any share of Huntington preferred stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Huntington preferred stock, there is more than an insubstantial risk that Huntington will not be entitled to treat the full liquidation value of all shares of Huntington preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines or regulations promulgated by the Federal Reserve Board (or, as and if applicable, the capital adequacy guidelines or regulations of any appropriate federal banking agency), as then in effect and applicable, for as long as any share of Huntington preferred stock is outstanding.

Redemption Procedures and Limitations

If any shares of Huntington preferred stock are redeemed, the redemption price payable to the holder of any shares called for redemption will be payable on the applicable redemption date against the surrender to Huntington or its agent of any certificate(s) evidencing the shares called for redemption. Any declared but unpaid dividends payable on a redemption date but occurring after the dividend record date for any dividend period shall not be paid to the holder of Huntington preferred stock entitled to receive the redemption price, but will instead be paid to the holder of record of the redeemed shares on the dividend record date relating to the applicable dividend payment date.

If any shares of Huntington preferred stock are to be redeemed, a notice of redemption shall be given by first class mail to the holders of record of the Huntington preferred stock to be redeemed at their respective last addresses appearing on the Huntington stock register (provided that, if the Huntington preferred stock is held in book-entry form through The Depository Trust Company, referred to as DTC, Huntington may give such notice in any manner permitted by DTC) or by such other method approved by the depositary for the Huntington preferred stock, in its reasonable discretion. Any notice of redemption shall be mailed at least 30 days and no more than 60 days before the redemption date, and each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of the Huntington preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of Huntington preferred stock to be redeemed from the holder;

•	the redemption price;

•	the place or places where the certificates representing shares of Huntington preferred stock are to be surrendered for payment of the redemption price; and

•	that dividends on the shares of Huntington preferred stock to be redeemed shall cease to accrue on the redemption date.

Any notice of redemption mailed or otherwise delivered as described above shall be conclusively presumed to have been duly given, whether or not any holder of the Huntington preferred stock receives such notice. Failure to duly give notice of redemption, or any defect in such notice, to any holder of shares of Huntington preferred stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Huntington preferred stock.

In case of any redemption of only part of the shares of the Huntington preferred stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as the Huntington board of directors may determine to be fair and equitable.

If notice of redemption has been duly given and, if on or before the redemption date specified in such notice, Huntington has deposited all funds necessary for the redemption, separate and apart from Huntington’s other assets, in trust for the pro rata benefit of the holders of the shares of Huntington preferred stock called for redemption, with a bank or trust company doing business in the Borough of Manhattan in the City of New York, and having a capital and surplus of at least $500 million and selected by the Huntington board of directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date, all shares of Huntington preferred stock called for redemption shall no longer be deemed outstanding, all dividends with respect to such shares of Huntington preferred stock shall cease to accrue on and after the redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the redemption depository at any time after the redemption date from the funds so deposited, without interest. Huntington shall be entitled to receive, from time to time, from the redemption depository any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to Huntington, and in the event of such repayment, the holders of record of the shares of Huntington preferred stock called for redemption shall be deemed to be Huntington unsecured creditors for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to Huntington, but shall in no event be entitled to any interest.

Under the Federal Reserve Board’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Huntington preferred stock is subject to prior approval by the Federal Reserve Board. The articles supplementary creating the Huntington preferred stock explicitly provides that any redemption of the Huntington preferred stock is subject to Huntington’s receipt of any required prior approval by the Federal Reserve Board or other appropriate federal banking agency and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve Board or other appropriate federal banking agency applicable to the redemption of the Huntington preferred stock.

See “—Redemption of Depositary Shares” for information about redemption of Huntington depositary shares relating to the Huntington preferred stock.

Liquidation Rights

In the event that Huntington voluntarily or involuntarily liquidates, dissolves or winds up its affairs, holders of the Huntington preferred stock will be entitled to receive an amount per share equal to the fixed liquidation preference of $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution), after satisfaction of liabilities or obligations to creditors and subject to the rights of holders of any securities ranking senior to the Huntington preferred stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution or winding-up of Huntington’s business and affairs, and before Huntington makes any distribution of assets to the holders of junior stock. After payment of the full amount of the liquidating distribution described above, the holders of the Huntington preferred stock shall not be entitled to any further participation in any distribution of Huntington’s assets.

If Huntington’s assets are not sufficient to pay the liquidation amount in full to all holders of the Huntington preferred stock and all holders of any shares of Huntington’s stock ranking as to any such liquidation distribution on parity with the Huntington preferred stock, the amounts paid to the holders of the Huntington preferred stock and to such other shares will be paid pro rata in accordance with the respective liquidation amount and the aggregate liquidation amount of any such outstanding shares of dividend parity stock. If the liquidation amount per Huntington preferred stock has been paid in full to all holders of the Huntington preferred stock and the liquidation preference of any other shares ranking on parity with the Huntington preferred stock has been paid in full, the holders of junior stock will be entitled to receive all of Huntington’s remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease, exchange or transfer of all or substantially all of Huntington’s property and assets, nor the consolidation or merger by Huntington with or into any other corporation or by another corporation with or into Huntington, whether for cash, securities or other property, will constitute a liquidation, dissolution or winding-up of Huntington’s affairs.

Voting Rights

Except as provided below, the holders of the Huntington preferred stock will have no voting rights.

Right to Elect Two Directors upon Nonpayment

Whenever dividends payable on any shares of the Huntington preferred stock or any other class or series of preferred stock that ranks on parity with the Huntington preferred stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutively (such occurrence referred to as a “non-payment event”), the authorized number of directors then constituting the Huntington board of directors will automatically be increased by two. Holders of the Huntington preferred stock, together with the holders of all other classes or series of voting parity stock (as defined above), voting as a single class, will be entitled to elect the two additional members of the Huntington board of directors, known as the preferred stock directors, at any annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting, subject to certain exceptions) and at each subsequent annual meeting of stockholders until all full dividends have been declared and paid on the Huntington preferred stock and any other class or classes of dividend parity stock for at least four consecutive dividend periods after the non-payment event.

If and when full dividends have been regularly paid for at least four consecutive dividend periods following a non-payment event on the Huntington preferred stock and any other class or series of dividend parity stock, the holders of the Huntington preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent non-payment event) and the term of office of each preferred stock director so elected shall terminate and the number of directors on the Huntington board of directors shall automatically decrease by two.

Any preferred stock director may be removed at any time with or without cause by the holders of record of a majority of the outstanding shares of the Huntington preferred stock (together with holders of voting parity stock) when they have the voting rights described above. So long as a non-payment event shall continue, any vacancy in the office of a preferred stock director (other than prior to the initial election of the preferred stock directors) may be filled by the written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of the Huntington preferred stock (together with holders of voting parity stock) to serve until the next annual meeting of shareholders. The preferred stock directors shall each be entitled to one vote per director on any matter.

If the holders of the Huntington preferred stock become entitled to vote for the election of directors, the Huntington preferred stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve Board. As a result, certain holders of the Huntington preferred stock may become subject to regulations under the BHC Act and/or certain acquisitions of the Huntington preferred stock may be subject to prior approval by the Federal Reserve Board.

Other Voting Rights

So long as any shares of Huntington preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the Huntington charter, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Huntington preferred stock entitled to vote thereon, voting separately as a single class, shall be required to:

•	authorize or increase the authorized amount of, or issue shares of, any class or series of Huntington capital stock ranking senior to the Huntington preferred stock, or issue any security convertible into or evidencing the right to purchase any such class or series of Huntington capital stock;

•	amend the provisions of the Huntington charter, including the articles supplementary creating the Huntington preferred stock, so as to adversely affect the special powers, preferences, privileges, or rights of the Huntington preferred stock, taken as a whole; or

•	consummate a binding share exchange or reclassification involving the Huntington preferred stock, or of a merger or consolidation of Huntington with or into another corporation or other entity, unless in each case (x) the shares of Huntington preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which Huntington is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and voting powers, and limitations and restrictions thereof, of Huntington preferred stock immediately prior to such consummation, taken as a whole.

When determining the application of the supermajority voting rights described above, the authorization, creation, and issuance of, or an increase in the authorized or issued amount of, junior stock, or any series of preferred stock (or any securities convertible into or exchangeable or exercisable for such junior stock or preferred stock), that ranks equally with the Huntington preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon Huntington’s liquidation, dissolution, or winding-up, shall not be deemed to adversely affect the powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent, of the holders of any outstanding shares of Huntington preferred stock.

Supermajority voting rights described above shall not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of Huntington preferred stock have been redeemed, or called for redemption upon proper notice and sufficient funds for the redemption have been deposited in trust for such redemption.

Depositary, Transfer Agent, and Registrar

[            ] will be the depositary, transfer agent, and registrar for the Huntington preferred stock. Huntington may, in its sole and absolute discretion, remove the depositary in accordance with the agreement between Huntington and the depositary; provided that Huntington will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Depositary Shares

Each Huntington depositary share will represent a 1/40th interest in one share of Huntington preferred stock, and will be evidenced by depositary receipts. The shares of Huntington preferred stock will be deposited with [    ], as depositary, under the deposit agreement. Huntington will assume the obligations of FirstMerit under the deposit agreement upon the completion of the second step merger. Huntington will instruct the depositary to treat the shares of Huntington preferred stock received by it in exchange for shares of FirstMerit preferred stock as newly deposited securities as provided in the deposit agreement. The FirstMerit depositary shares will then become Huntington depositary shares and thereafter represent shares of Huntington preferred stock. Huntington depositary shares will be listed on the [    ] upon completion of the second step merger under a new name and traded under a new symbol. Subject to the terms of the deposit agreement, each holder of an Huntington depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Huntington preferred stock represented by such Huntington depositary share, to all the rights and preferences of the Huntington preferred stock represented thereby (including dividend, voting, redemption, and liquidation rights).

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Huntington preferred stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Huntington preferred stock to the record holders of Huntington depositary shares relating to the underlying Huntington preferred stock in proportion to the number of Huntington depositary shares held by the holders. If Huntington makes a distribution other than in cash, the depositary will distribute any such amounts of the securities or property received by it to the record holders of Huntington depositary shares entitled to those distributions, unless it determines, after consultation with Huntington, that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with Huntington’s approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of the property and distribution of the net proceeds from the sale to the holders of the Huntington depositary shares.

Record dates for the payment of dividends and other matters relating to the Huntington depositary shares will be the same as the corresponding record dates for the Huntington preferred stock.

The amounts distributed to holders of Huntington depositary shares will be reduced by any amounts required to be withheld by the depositary or by Huntington on account of taxes or other governmental charges. The depositary may withhold any payment or distribution, or refuse any transfer, exchange, or withdrawal of any Huntington depositary shares or the shares of the Huntington preferred stock, or sell any part or all of the Huntington preferred stock or other property represented by the Huntington depositary shares for the account of the holder thereof, until such taxes, other governmental charges, and other fees and expenses provided for in the deposit agreement are paid.

Redemption of Depositary Shares

If Huntington redeems the Huntington preferred stock represented by the Huntington depositary shares, the Huntington depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Huntington preferred stock held by the depositary. The redemption price per Huntington depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Huntington preferred stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Whenever Huntington redeems shares of Huntington preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Huntington depositary shares representing shares of Huntington preferred stock so redeemed. The depositary will mail notice of redemption to record holders of the Huntington depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Huntington preferred stock and the related Huntington depositary shares.

Withdrawal of the Huntington preferred stock

Unless the depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of the Huntington preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary, paying any taxes, charges and fees provided for in the deposit agreement and complying with any other requirement of the deposit agreement. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of the Huntington preferred stock, but holders of whole shares of the Huntington preferred stock will not be entitled to deposit that Huntington preferred stock under the deposit agreement or to receive depositary receipts for that Huntington preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of the Huntington preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting the Huntington preferred stock

Because each depositary share represents a 1/40th interest in a share of the Huntington preferred stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the Huntington preferred stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Huntington preferred stock are entitled to vote, the depositary will mail or transmit by such other authorized method to the record holders of the Huntington depositary shares relating to the Huntington preferred stock the following information: (i) such information as is contained in the notice of meeting; (ii) a statement that the holders of Huntington depositary shares at the close of business on a specified record date (as described below) will be entitled to instruct the depositary as to the exercise of voting rights pertaining to the amount of Huntington preferred stock represented by their respective Huntington depositary shares; and (iii) a brief statement as to the manner in which such instruction may be given. Each record holder of the Huntington depositary shares on the record date, which will be the same date as the record date for the Huntington preferred stock, may instruct the depositary to vote the amount of the Huntington preferred stock represented by the holder’s Huntington depositary shares. To the extent possible, the depositary will vote the amount of the Huntington preferred stock represented by Huntington depositary shares in accordance with the instructions it receives. Huntington will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. To the extent any such instructions request the voting of a fractional interest of a share of Huntington preferred stock, the depositary will aggregate such interest with all other fractional interests resulting from requests with the same voting instructions and will vote the number of whole votes resulting from such aggregation in accordance with the instructions received in such requests. If the depositary does not receive specific instructions from the holders of any Huntington depositary shares representing the Huntington preferred stock, it will not vote the amount of the Huntington preferred stock represented by such Huntington depositary shares.

Preemptive and Conversion Rights

The holders of the Huntington depositary shares do not have any preemptive or conversion rights.

Depositary, Transfer Agent, and Registrar

[            ] will be the depositary, transfer agent, and registrar for the Huntington depositary shares.

Form of Preferred Stock and Depositary Shares

The Huntington depositary shares will initially be issued in book-entry form through DTC. The Huntington preferred stock will be issued in registered form to the depositary.

Listing of Depositary Shares

The Huntington depositary shares will be listed on the [    ] upon completion of the second step merger under a new name and traded under a new symbol.

The Deposit Agreement

Amendment and Termination of the Deposit Agreement

Huntington may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and, from time to time by agreement with the depositary. However, any amendment that (i) imposes additional charges, (ii) materially and adversely alters the rights of the holders of depositary shares or (iii) are materially and adversely inconsistent with the rights granted to the holders of Huntington preferred stock, will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. Huntington will make no amendment that impairs the right of any holder of depositary shares to receive shares of the Huntington preferred stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended deposit agreement.

The deposit agreement will automatically terminate if:

•	all outstanding Huntington depositary shares have been redeemed;

•	there has been made a final distribution in respect of the Huntington preferred stock in connection with Huntington’s liquidation, dissolution, or winding-up, and such distribution has been distributed to the holders of Huntington depositary shares; or

•	there has been consent of holders of Huntington depositary shares representing not less than two-thirds of the Huntington depositary shares outstanding.

Fees, Charges, and Expenses

Huntington will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements regarding any Huntington depositary shares offered by use of this joint proxy statement/prospectus. Huntington will also pay all charges of the depositary in connection with the initial deposit of the Huntington preferred stock and the initial issuance of the Huntington depositary shares, and any redemption or exchange of the Huntington preferred stock at the option of Huntington.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to Huntington of its election to do so. Huntington may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and be a bank or trust company with a principal office in the United States and having a combined capital and surplus of at least $100 million. If a successor is not appointed within 60 days, the outgoing depositary may petition a court to do so.

Miscellaneous

The depositary will not be liable for any failures, delays or losses arising (directly or indirectly) out of conditions beyond its reasonable control. The depositary will not be obligated to appear in, prosecute, or defend any legal proceeding relating to any Huntington depositary shares or deposited Huntington preferred stock unless reasonably satisfactory indemnity is furnished.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, FirstMerit common shareholders will receive shares of Huntington common stock in the merger. Huntington is organized under the laws of the State of Maryland and FirstMerit is organized under the laws of the State of Ohio. The following is a summary of certain material differences between (1) the current rights of FirstMerit common shareholders under the FirstMerit articles of incorporation and code of regulations and Ohio law and (2) the current rights of Huntington common stockholders under the Huntington charter and bylaws and Maryland law.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to FirstMerit and Huntington’s governing documents, which we urge you to read carefully and in their entirety. Copies of Huntington’s and FirstMerit’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”

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AUTHORIZED CAPITAL STOCK

The FirstMerit articles of incorporation authorize FirstMerit to issue up to 300,000,000 shares of common stock, without par value, and 7,000,000 shares of serial preferred stock, without par value. As of the FirstMerit record date, there were [ ] shares of FirstMerit common stock outstanding, and [ ] shares of FirstMerit preferred stock outstanding.	The Huntington charter authorizes Huntington to issue up to 1,500,000,000 shares of common stock, par value $0.01 per share, and 6,617,808 shares of serial preferred stock, par value $0.01 per share. As of the Huntington record date, there were [ ] shares of Huntington common stock outstanding, [ ] shares of Huntington 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock outstanding, and [ ] shares of Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock outstanding.

VOTING
Under Ohio law, each share of common stock of FirstMerit is entitled to one vote on each matter properly submitted to the shareholders for their vote.	Under Huntington’s charter and bylaws, each share of common stock of Huntington is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

RIGHTS OF PREFERRED STOCK

The FirstMerit articles of incorporation provide that the FirstMerit board of directors is authorized, in respect of any unissued shares of preferred stock, to fix or change the series designation, authorized number of shares in each series, dividend rates, dividend payment dates, redemption rights and prices, terms and amounts of any sinking funds, liquidation preferences, terms of conversion, restrictions on issuance of other classes of securities, voting rights, and right to elect up to two preferred stock directors.

As of the FirstMerit record date, there were [        ] shares of FirstMerit 5.875% Non-Cumulative Perpetual Preferred Stock, Series A outstanding.

The Huntington charter provides that the Huntington board of directors may classify and reclassify any unissued shares of serial preferred stock by authorizing the issuance of serial preferred stock in one or more series and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, term or conditions of redemption, or other rights of such series, all of which shall be set forth in the articles supplementary providing for the issuance of such serial preferred stock.

As of the Huntington record date, there were [        ]

shares of Huntington 8.50% Series A

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Non-Cumulative Perpetual Convertible Preferred Stock and [ ] shares of Huntington Floating Rate Series B Non-Cumulative Perpetual Preferred Stock outstanding.

SIZE OF BOARD OF DIRECTORS

The FirstMerit code of regulations currently provides that the size of the FirstMerit board of directors may be fixed or changed at a meeting of shareholders called for the purpose of electing directors at which a quorum is present, or by the board of directors by the affirmative vote of at least two-thirds of the authorized number of directors. However, without the approval of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit, the number of directors may not be less than 9 or more than 15.

The current size of the FirstMerit board of directors is 14 directors.

The Huntington charter provides that the size of the Huntington board of directors may be increased or decreased pursuant to Huntington’s bylaws but may not be less than 3. The Huntington bylaws currently provide that a majority of the entire board of directors may alter the number of directors, but such number may not be more than 25 or less than 3.

The current size of the Huntington board of directors is 11 directors. In connection with the merger agreement, at the effective time of the merger, the size of the Huntington board of directors will be increased by 4, and 4 former FirstMerit directors selected by Huntington in consultation with FirstMerit will be elected to the Huntington board of directors, which will then consist of 15 directors.

CLASSES OF DIRECTORS

The FirstMerit board of directors is not classified. All directors are elected at each annual meeting.	The Huntington board of directors is not classified. All directors are elected at each annual meeting.

REMOVAL OF DIRECTORS

The FirstMerit code of regulations currently provides that a director may be removed by a vote of the holders of a majority of the voting power entitling them to elect directors in place of the director to be removed.	The Huntington charter and bylaws provide that, subject to the rights of holders of one or more classes of stock other than common stock to elect or remove one or more directors, any director (or the entire board) may be removed at any time but only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Under the FirstMerit code of regulations, in the event of the occurrence of any vacancy or vacancies of the FirstMerit board of directors, however caused, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term.	Under Huntington’s bylaws, stockholders may elect a successor to fill a vacancy on the board of directors which results from the retirement or removal of a director. Huntington’s bylaws also provide that a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy which results from any cause except an increase in the number of directors, and a majority of the entire board of directors may fill a vacancy which results

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from an increase in the number of directors. Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

SPECIAL MEETINGS OF STOCKHOLDERS

FirstMerit’s code of regulations provides that special meetings of the shareholders of FirstMerit may be called by the president, by the board of directors acting at a meeting, by the majority of the directors acting without a meeting, or by persons who hold not less than 50% of all shares outstanding and entitled to vote thereat.	Huntington’s bylaws provide that the chairman of the board of directors, the president, the chief executive officer, the board of directors, or the secretary on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, may call a special meeting of the stockholders.

QUORUM

Under the FirstMerit code of regulations, at any meeting of shareholders, the holders of the shares entitling them to exercise a majority of the voting power of FirstMerit present in person or by proxy constitutes a quorum. However, no action required by law, the FirstMerit articles of incorporation, or the FirstMerit code of regulations to be authorized or taken by a designated proportion of the shares of FirstMerit may be authorized or taken by a lesser proportion. Holders of a majority of the shares represented at a meeting of shareholders, whether or not a quorum is present, may adjourn such meeting.	Under the Huntington bylaws, unless Maryland law or the Huntington charter provides otherwise, at any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. Once quorum has been established, the stockholders present in person or by proxy at a duly called meeting may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum. Whether or not a quorum is present, a meeting of stockholders may be adjourned from time to time by the chairman of the meeting.

NOTICE OF STOCKHOLDER MEETINGS

FirstMerit’s code of regulations provides that written notice of the time, place and purpose of a meeting of shareholders must be given to each shareholder entitled to notice of the meeting. Such notice must be provided not less than 7 days nor more than 60 days before such meeting and may be by mail or by personal delivery.	Huntington’s bylaws provide that written or electronic notice of the time and place (and the purpose, if the meeting is a special meeting or notice of the purpose is required by law) of each stockholders’ meeting must be provided to each stockholder entitled to vote at the meeting and to each other stockholder entitled by statute to notice of the meeting. Such notice must be provided not less than 10 days nor more than 90 days before each stockholders’ meeting and may be by mail, by delivering it personally, by leaving the notice at the stockholder’s residence or usual place of business, or by any other means permitted by Maryland law.

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ADVANCE NOTICE OF STOCKHOLDER PROPOSALS AND NOMINATIONS

Nominations for the election of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to FirstMerit’s secretary not later than (a) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the date established by the FirstMerit regulations for the holding of such meeting, and (b) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the 7th day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the shareholder is a holder of record of shares of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors, and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Huntington’s bylaws require that all director nominations and proposals of other business to be considered by the stockholders be properly brought before the meeting. In order for a stockholder nomination or other stockholder proposal to be properly brought before an annual meeting, any Huntington stockholder making such a nomination or proposal must give notice to Huntington’s corporate secretary at Huntington’s principal executive office not earlier than the 150th day nor later than 5:00 p.m. Eastern Time on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m. Eastern Time on the later of the 120th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth certain information as specified in the Huntington bylaws.

In the event that the number of directors to be elected to the Huntington board of directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, a stockholder’s notice of nomination for any new positions created by such increase will be considered timely if it is delivered to Huntington’s secretary at Huntington’s principal executive office not later than 5:00 p.m. Eastern Time on the 10th day following the day on which such public announcement is first made by Huntington.

Only such business that has been brought before a special meeting pursuant to Huntington’s notice of the meeting may be conducted at the special meeting of stockholders. Nominations by stockholders of individuals for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected only by a stockholder that has duly requested that a special meeting be called for the purpose of electing

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directors, or provided that the special meeting has been duly called for the purpose of electing directors, by any stockholder who is a stockholder of record both at the time of giving of notice of the special meeting and at the time of the special meeting and who has complied with the notice provisions relating to such nomination. Notice of nomination by a stockholder must be delivered to Huntington’s secretary at Huntington’s principal executive office not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m. Eastern Time on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Huntington board of directors to be elected at such meeting.

Stockholder’s notice, whether for annual or for special meeting, shall set forth certain information as specified in the Huntington bylaws.

PROXY ACCESS

The FirstMerit code of regulations provides that FirstMerit shall include in its proxy statement for any annual meeting of shareholders the name (and other required information regarding the nominee and supporting statement not exceeding 500 words) of any shareholder nominees for the board of directors, as long as certain requirements are met. This proxy access provision of the FirstMerit code of regulations permits any shareholder or group of up to 20 shareholders who have maintained continuous qualifying ownership (as defined in the FirstMerit code of regulations) of 3% or more of FirstMerit’s outstanding capital stock for at least the previous three years (as of the date the notice of nomination is delivered to FirstMerit, as of the record date for determining shareholders entitled to vote at the meeting, and through the meeting date) (we refer to such shareholder as “eligible shareholder”) to include a specified number of director nominees in FirstMerit’s proxy materials for an annual meeting of shareholders.

Written notice of such eligible shareholder’s intent to make such nomination or nominations must be given, either by personal delivery or by United States mail, postage prepaid, to FirstMerit’s secretary not later than 90 days in advance of the date established by the FirstMerit regulations for the holding of such annual

The Huntington bylaws do not have a comparable provision.

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meeting. In addition, at the time of giving such notice, the eligible shareholder seeking to include the shareholder nominee in FirstMerit’s proxy materials must expressly elect to have the shareholder’s nominee included in FirstMerit’s proxy materials.

The maximum number of shareholder nominees (including shareholder nominees that were submitted for inclusion in FirstMerit’s proxy materials but were subsequently withdrawn or that the board of directors decides to nominate itself) that may be included in FirstMerit’s proxy materials is 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered. If the number of shareholder nominees submitted by eligible shareholders exceeds the maximum number, each eligible shareholder shall select one shareholder nominee for inclusion in FirstMerit’s proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of FirstMerit’s capital stock each eligible shareholder disclosed as owned.

The FirstMerit code of regulations provides that each shareholder seeking to include a director nominee in FirstMerit’s proxy materials is required to provide FirstMerit with certain information and undertakings specified in the FirstMerit code of regulations.

A shareholder nominee will not be eligible for inclusion in FirstMerit’s proxy materials if: the eligible shareholder does not expressly elect at the time of providing the notice to have its nominee included in FirstMerit’s proxy materials; the eligible shareholder who has nominated such shareholder nominee has engaged in or is currently engaged in, or has been or is a “participant” in another person’s “solicitation” within the meaning of Rule 14a1(l) under the Securities Exchange Act of 1934, as amended, in support of the election of any individual as a director at the meeting other than its shareholder nominee or any nominee of the board; such shareholder nominee is not independent; such shareholder nominee’s election would cause FirstMerit to be in violation of its code of regulations, articles of incorporation, the listing standards of the principal exchange upon which FirstMerit’s capital stock is traded, or any other applicable state or federal law, rule or regulation; such shareholder nominee is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; such shareholder nominee is a director, trustee, officer or employee with management functions for any depository institution,

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depository institution holding company or entity; such shareholder nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years; such shareholder nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended; the information provided by the shareholder nominee or the applicable eligible shareholder was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in the light of the circumstances under which they were made, not misleading, as determined by the FirstMerit board of directors; or the eligible shareholder or the applicable shareholder nominee otherwise contravenes any of the agreements or representations made by such eligible shareholder or the shareholder nominee or otherwise fails to comply with its obligations.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

The Ohio Control Share Acquisition Act (the “Acquisition Act”) generally prohibits a “control share acquisition” unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation excluding the voting power of interested shares. “Control share acquisition” means any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. FirstMerit has opted out of the Acquisition Act.

Maryland law includes a control share acquisition statute that, in general terms, provides that where a person acquires issued and outstanding shares of a Maryland corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more), approval of the control share acquisition by the corporation’s stockholders must be obtained before the acquiring person may vote the control shares. Control shares do not include shares that the person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share statute through a charter or bylaw provision.

Huntington has not opted out of the control share acquisition statute. Accordingly, the Maryland control share acquisition statute applies to acquisitions of shares of Huntington common stock.

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Ohio’s merger moratorium statute prohibits certain transactions (including disposition of assets, mergers and consolidations, voluntary dissolutions and transfer of shares) between an Ohio corporation with 50 or more shareholders and a beneficial owner of 10% or more of the oustanding voting stock of the corporation (“interested shareholder”) for at least three years after such interested shareholder attains 10% ownership, unless the board of directors of the corporation approves the transaction before such shareholder attains 10% ownership. Subsequent to the three-year period, a business combination may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the disinterested shareholders; or (3) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares.

FirstMerit has not opted out of the merger moratorium statute.

Maryland law includes a business combination statute that prohibits certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (one who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute. After the five-year period has elapsed, a corporation subject to the statute may not complete a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by affirmative vote of at least (A) 80% of the votes entitled to be cast by the holders of outstanding shares of voting stock of the corporation and (B) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

Huntington has not opted out of the Maryland business combination statute.

The MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•    a classified board;

•    a two-thirds vote requirement for removing a director;

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•    a requirement that the number of directors be fixed only by vote of the directors;

•    a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Through provisions in the Huntington charter and bylaws unrelated to these provisions of the MGCL, Huntington already (1) requires a two-thirds vote for the removal of any director from its board of directors, which removal will be allowed only for cause, (2) vests in its board of directors the exclusive power to fix the number of directorships, and (3) requires, unless called by the chairman of the board of directors, the president, the chief executive officer or the board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. In the future, the Huntington board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of the MGCL described above.

Pursuant to the Ohio’s “anti-greenmail” statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of a corporation if the corporation refuses to bring an action to recover these profits.

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FirstMerit has not opted out of the “anti-greenmail” statute.

Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Huntington’s charter provides that no director or officer of Huntington will be personally liable to Huntington or its stockholders for money damages, to the fullest extent permitted by Maryland law.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

Under the OGCL, a corporation may indemnify directors and officers from liability, other than in an action by or in the right of the corporation, by reason of the fact that the person is or was a director or officer, if

Under Maryland law, reasonable expenses may be advanced to a present or former director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a

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such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of a corporation, a person may not be indemnified (i) if the person seeking indemnification is found liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the OGCL require indemnification of a director who has been successful on the merits or otherwise in defense of any action that he was a party to by reason of the fact that he is or was a director of the corporation. The indemnification authorized by the OGCL is not exclusive and is in addition to any other rights granted to directors under the articles of incorporation or regulations of the corporation or to any agreement between the directors and the corporation.

Ohio law provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests. Advancement of expenses to officers, employees and agents on the other hand is discretionary.

Pursuant to its articles of incorporation, FirstMerit may indemnify any director or officer, any former director or officer of FirstMerit and any person who is or has served at the request of FirstMerit as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise (and his heirs, executors and administrators) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, director unless limited by the charter. Advances to directors, officers, employees, and agents prior to the final adjudication of a proceeding may be generally authorized in the corporation’s charter or bylaws, by action of the board of directors, or by contract. The director, officer, employee, or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, said director, officer, employee, or agent will repay the amount advanced.

Under Maryland law, unless provided otherwise by the corporation’s charter (which Huntington’s charter does not), indemnification is mandatory if a present or former director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director or officer unless such indemnification is not otherwise permitted as described in the following sentence. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer

FIRSTMERIT	HUNTINGTON
whether civil, criminal, administrative or investigative, to the full extent permitted by applicable law, as the same may be in effect from time to time. The indemnification provided for in the FirstMerit articles of incorporation shall not be deemed to restrict the right of FirstMerit to (i) indemnify employees, agents and others as permitted by such law, (ii) purchase and maintain insurance or provide similar protection on behalf of directors, officers or such other persons against liabilities asserted against them or expenses incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation, and (iii) enter into agreements with such directors, officers, employees, agents or others indemnifying them against any and all liabilities (or such lesser indemnification as may be provided in such agreements) asserted against them or incurred by them arising out of their service to FirstMerit as contemplated by the FirstMerit articles of incorporation.

received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

Maryland law also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the standard of care described above. Such determination must be made (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board of directors which consists solely of one or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (3) by a vote of the stockholders other than those stockholders who are directors or officers and a party to the proceedings.

In addition, Maryland law provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

Huntington’s charter provides that the corporation will indemnify its directors to the full extent permitted by law; its officers to the same extent it indemnifies its directors; and any officers who are not directors to the further extent as determined by the board of directors and consistent with the law.

The Huntington bylaws obligate it to indemnify, to the maximum extent permitted by Maryland law, any present or former director or officer or any individual

FIRSTMERIT	HUNTINGTON

who, while a director or officer of Huntington and at Huntington’s request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party or a witness to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Huntington bylaws also permit it to indemnify and advance expenses to any individual who served a predecessor of Huntington in any of the capacities described above and any employees or agents of Huntington or a predecessor of Huntington.

AMENDMENTS TO CHARTER AND BYLAWS

FirstMerit’s articles of incorporation may be amended or new articles of incorporation may be adopted by the shareholders at a meeting held for such purpose by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power.

FirstMerit’s code of regulations may be amended or new code of regulations may be adopted by the shareholders at a meeting held for such purpose by an affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on such proposal, or without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power on such proposal.

In order to amend the Huntington charter, Maryland law requires an affirmative vote of holders of two-thirds of stock entitled to vote on the matter.

In order to amend or repeal the Huntington bylaws, the Huntington charter requires an affirmative vote of two-thirds of the votes entitled to be cast by the outstanding shares of voting stock of Huntington. The Huntington board of directors also has the power to amend the Huntington bylaws.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Under Ohio law, any shareholder action to be taken by written consent without a meeting must be done unanimously. However, the code of regulations of FirstMerit provides that the code of regulations may be amended without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power on such proposal. The code of regulations also provides that any contract, act, or transaction, prospective or past, of FirstMerit, or of the board of directors, or of the officers may be approved or ratified without a meeting by written consent of the holders of shares entitling them to exercise a majority of the voting power of FirstMerit.

Under Maryland law, common stockholders may act without a meeting if a unanimous written or electronic consent which describes the action is given by all the stockholders entitled to vote on the matter and is filed with the records of stockholders meetings. If authorized by the charter, holders of common stock may act by the written or electronic consent of the holders of the shares necessary to approve the action at a meeting.

Huntington’s charter does not address stockholder action without a meeting and, therefore, unanimous consent is required for stockholder action without a meeting.

STOCKHOLDER RIGHTS PLAN

Neither Huntington nor FirstMerit currently has a stockholder rights plan in effect.

LEGAL MATTERS

The validity of the Huntington common stock, preferred stock, and depositary shares to be issued in connection with the mergers will be passed upon for Huntington by Venable LLP (Baltimore, Maryland). Certain U.S. federal income tax consequences relating to the mergers will also be passed upon for Huntington by Wachtell, Lipton, Rosen & Katz (New York, New York) and for FirstMerit by Sullivan & Cromwell LLP (New York, New York).

EXPERTS

Huntington

The consolidated financial statements of Huntington as of December 31, 2015 and for the year ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management’s Assessment of Internal Controls Over Financial Reporting) as of December 31, 2015 incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2014 and for each of the two years in the period ended December 31, 2014, incorporated in this joint proxy statement/prospectus by reference from Huntington’s Annual Report on Form 10-K for the year ended December 31, 2015 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing..

FirstMerit

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On November 10, 2014, Huntington determined not to renew the engagement of its independent registered public accounting firm, Deloitte & Touche LLP, and appointed PricewaterhouseCoopers LLP as its new independent registered public accounting firm to audit Huntington’s consolidated financial statements for the year ending December 31, 2015. The change was the result of a competitive bidding process involving several accounting firms. The decision not to renew the engagement of Deloitte & Touche LLP and to retain PricewaterhouseCoopers LLP was made by the Audit Committee of the Huntington board of directors. Such dismissal became effective upon Deloitte & Touche LLP’s completion of its procedures on the financial statements of Huntington as of and for the year ended December 31, 2014 and the filing of the related Form 10-K, except with respect to audit and audit-related services pertaining to the year ended December 31, 2014, as required by Huntington.

The audit reports of Deloitte & Touche LLP on the consolidated financial statements of Huntington and subsidiaries as of and for the years ended December 31, 2013 and 2014, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2013 and 2014, there were no disagreements between

Huntington and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) and there were no reportable events (as defined by Item 304(a)(1)(v) of Regulation S-K).

During the years ended December 31, 2013 and 2014, neither Huntington nor anyone on its behalf consulted with PricewaterhouseCoopers LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF HUNTINGTON

The table below sets forth the beneficial ownership of Huntington common stock as of February 1, 2016 by (i) each Huntington director, (ii) Huntington’s named executive officers, and (iii) all of Huntington’s current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Generally, the rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities, including shares which could be acquired within 60 days. The table also sets forth additional share interests not reportable as beneficially owned.

	Beneficial Ownership
Name of Beneficial Owner	Shares of Common Stock Beneficial Owned (1)(2)(3)(4)	Percent of Class	Additional Share Interests (5)(6)	Total Share Interests
Ann B. Crane	66,354	*	50,406	116,760
Steven G. Elliott	2,350	*	54,466	56,816
Michael J. Endres	316,209	*	67,037	383,246
John B. Gerlach, Jr.	1,744,385	*	71,097	1,815,482
Paul G. Heller	245,674	*	0	245,674
Helga S. Houston	321,013	*	23,140	344,153
Peter J. Kight	114,285	*	31,578	145,863
Jonathan A. Levy	127,420	*	65,037	192,457
Howell D. McCullough III	165,868	*	3,622	169,490
Eddie R. Munson	7,000	*	9,746	16,746
Mary W. Navarro	970,798	*	44,707	1,015,505
Richard W. Neu	155,937	*	61,597	217,534
David L. Porteous	690,663	*	67,037	757,700
Kathleen H. Ransier	58,869	*	67,037	125,906
Stephen D. Steinour	5,552,079	*	496,405	6,048,484
Directors and All Executive Officers as a Group (24 in the group)	13,240,148	1.65%	1,441,800	14,681,948

*	Indicates less than 1% of outstanding shares.
(1)	This column consists of shares for which the directors and executives, directly or indirectly, have the power to vote or to dispose, or to direct the voting or disposition thereof, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security.
(2)	Figures include the number of shares of common stock which could have been acquired within 60 days of February 1, 2016, under stock options as set forth below. The stock option shares reported for Mr. Levy were awarded under stock option plans of Sky Financial Group, Inc. (or its predecessors) and converted to Huntington options. The rest of the reported stock options were awarded under Huntington’s employee and director stock option plans.

Mr. Heller	101,505
Ms. Houston	275,103
Mr. Levy	17,207
Mr. McCullough	90,210
Ms. Navarro	651,465
Mr. Steinour	2,977,946
Directors and Executive Officers as a Group	5,753,897

The figure for Mr. Endres includes 41,834 shares of Huntington common stock that could be acquired upon conversion at any time of Huntington’s 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock (“Huntington Series A Preferred Stock”). Mr. Endres owns 500 shares of Huntington Series A Preferred Stock, each of which is convertible into 83.668 shares of Huntington’s common stock. Mr. Endres holds less than 1% of the Huntington Series A Preferred Stock outstanding.

(3)	Figures include 1,098,085 shares, 13,180 shares, 9,728 shares, 1,772 shares and 523,136 shares of Huntington common stock owned by members of the immediate families or family trusts of Messrs. Gerlach, Levy, and Porteous, Ms. Ransier and Mr. Steinour, respectively; 416,228 shares and 1,762 shares owned by various corporations and partnerships attributable to Messrs. Gerlach and Levy, respectively; and 8,750 shares owned jointly by Ms. Crane and her spouse, 313,345 shares owned jointly by Mr. Porteous and his spouse, 1,500 shares owned jointly by Ms. Ransier and her spouse, and 348,093 shares owned jointly by Mr. Steinour and his spouse.
(4)	Figures also include the following shares of common stock held as of December 31, 2015, in Huntington’s deferred compensation plans for directors: 53,404 shares for Ms. Crane, 2,350 shares for Mr. Elliott, 88,328 shares for Mr. Endres, 153,704 shares for Mr. Gerlach, 80,837 shares for Mr. Neu, 180,848 shares for Mr. Porteous, and 30,772 shares for Ms. Ransier. Prior to the distribution from the deferred compensation plans to the participants, voting and dispositive power for the shares allocated to the accounts of participants is held by The Huntington National Bank, as trustee of the plans.
(5)	This column includes shares in benefit plans in which the executive officers have vested ownership interests but do not have the power to vote or dispose of the shares, or the right to acquire such shares within 60 days. Figures include the following shares of Huntington common stock held as of December 31, 2015 in Huntington’s Supplemental Stock Purchase and Tax Savings Plan: 5,970 shares for Ms. Houston, 3,622 shares for Mr. McCullough, 44,707 shares for Ms. Navarro, 45,636 shares for Mr. Steinour, and 281,881 shares for executive officers as a group. Prior to the distribution from this plan to the participants, voting and dispositive power for the shares allocated to the accounts of participants is held by The Huntington National Bank, as trustee of the plan. Figures include the following shares of Huntington common stock held as of December 31, 2015 in Huntington’s Executive Deferred Compensation Plan: 17,170 shares for Ms. Houston, 450,769 shares for Mr. Steinour and 614,881 shares for executive officers as a group. Prior to the distribution from this plan to the participants, voting for the shares allocated to the accounts of participants is directed by Huntington.
(6)	Figures in this column for the directors consist of deferred stock awards that will be issued in shares of common stock six months following separation from service.

As of December 31, 2015, Huntington knew of no person who was the beneficial owner of more than 5% of its outstanding shares of common stock, except as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
The Vanguard Group, Inc. (1) 100 Vanguard Boulevard Malvern, PA 19355	71,384,334	8.960

FMR LLC (2) 245 Summer Street Boston, MA 02210	57,427,649	7.177

State Street Corporation (3) State Street Financial Center One Lincoln Street Boston, MA 02211	49,060,382	6.200

BlackRock, Inc. (4) 55 East 52nd Street New York, NY 10055	46,552,705	5.800

(1)	This information is based on an amendment to Schedule 13-G filed by The Vanguard Group, Inc. on February 11, 2016. The Vanguard Group, Inc. has sole voting power for 1,450,646 of the shares, shared voting power for 72,300 of the shares, sole dispositive power for 69,875,788 of the shares, and shared dispositive power for 1,508,546 of the shares. The Vanguard Group, Inc. acquired the shares in the ordinary course of business.
(2)	This information is based on an amendment to Schedule 13-G filed by FMR LLC on February 12, 2016. FMR LLC has sole voting power for 6,851,969 of the shares and sole dispositive power over all of the shares. FMR LLC acquired the shares in the ordinary course of business.
(3)	This information is based on a Schedule 13-G filed by State Street Corporation on February 16, 2016. State Street Corporation has shared voting power and shared dispositive power for all of the shares. These shares were acquired and are held by State Street Corporation and various subsidiaries of State Street Corporation in the ordinary course of business.
(4)	This information is based on an amendment to Schedule 13-G filed by BlackRock, Inc. on February 10, 2016. BlackRock, Inc. has sole voting power for 39,711,776 of the shares and sole dispositive power for all of the shares. These shares were acquired and are held by BlackRock, Inc. in the ordinary course of business.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF FIRSTMERIT

The following table sets forth information as of February 24, 2016 (except as otherwise indicated by footnote) regarding the beneficial ownership of FirstMerit common shares by each FirstMerit director, each FirstMerit named executive officer, all directors, named executive officers and other executive officers of FirstMerit as a group and by each person known to FirstMerit to own 5% or more of its common shares. Unless otherwise indicated, each beneficial owner has sole power to vote and dispose of the number of shares set forth in the table:

	Sole Voting(2)(3)	Number of Common Shares(1)			Percent of Class(4)
Name		Shared Voting	Options	Total
Lizabeth A. Ardisana	17,785	—	—	17,785	*
Steven H. Baer	20,266	1,400	—	21,666	*
Karen S. Belden	45,657	—	6,090	51,747	*
R. Cary Blair	33,774	11,769	6,090	51,633	*
John C. Blickle	8,643	16,326	6,090	31,059	*
Robert W. Briggs	28,885	—	6,090	34,975	*
Richard Colella	32,010	810	6,090	38,910	*
Robert S. Cubbin	8,575	19,849	—	28,424	*
Gina D. France	20,462	—	6,090	26,552	*
Paul G. Greig	554,289	—	50,734	605,023	*
Terry L. Haines	82,004	—	6,090	88,094	*
J. Michael Hochschwender	35,460	300	6,090	41,850	*
Philip A. Lloyd II (5)	79,061	418,066	6,090	503,217	*
Russ M. Strobel	21,643	—	—	21,643	*
Terrence E. Bichsel	156,774		66,665	223,439	*
David G. Goodall	111,717	—	—	111,717	*
Sandra E. Pierce	138,093	—	—	138,093	*
William P. Richgels	91,087	—	15,221	106,308	*
All directors, named executive officers and other executive officers as a group (26 persons)	1,857,052	522,520	208,335	2,550,621	1.5%

5% Or Greater Shareholders
BlackRock, Inc., 55 East 52nd Street, New York, New York 10055 (6)				17,361,186	10.5%
FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109(7)				10,630,497	6.41%
The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355(8)				11,415,923	6.88%

*	Indicates less than 1% beneficial ownership.
(1)	The amounts shown represent the total outstanding common shares beneficially owned by the individuals listed and the common shares issuable upon the exercise of stock options within 60 days of February 24, 2016.
(2)	Includes the following number of restricted common shares for which the person has the right to vote, but not the right to dispose of such common shares: (i) 3,065 by each of Messrs. Baer, Blair, Blickle, Briggs, Colella, Cubbin, Haines, Hochschwender, Lloyd, Strobel and Mses. Ardisana, Belden and France; (ii) 217,590 by Mr. Greig; (iii) 52,588 by Ms. Pierce (iv) 48,112 by each of Messrs. Bichsel and Richgels; (v) 39,367 by Mr. Goodall; and (vi) 612,016 by all executive officers and directors as a group.
(3)	Excludes the following number of common shares deemed to be held under FirstMerit’s Director Deferred Compensation Plan and Executive Deferred Compensation Plan for which the person does not have the right to vote or dispose of such common shares: (i) 22,916 by Ms. Belden; (ii) 80,540 by Mr. Blickle; (iii) 18,424 by Mr. Briggs; (iv) 7,622 by Mr. Colella; (v) 11,241 by Ms. France; (vi) 16,582 by Mr. Haines; (vii) 23,877 by Mr. Hochschwender; (viii) 62,841 by Mr. Bichsel; (ix) 80 by Mr. Goodall; and (x) 244,123 by all executive officers and directors as a group.

(4)	For all directors and executive officers, the percentage of class is based upon the sum of 165,754,538 common shares issued and outstanding on February 1, 2016 and the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options within 60 days of February 24, 2016. For all entities that are listed as beneficial owners of 5% or more of the common shares, the percentage of class is based upon 165,754,538 common shares issued and outstanding on February 1, 2016.
(5)	Mr. Lloyd disclaims beneficial ownership with respect to 254,713 common shares held by his spouse directly and 55,010 held by McDowell Family LLC, of which Mr. Lloyd’s spouse is a managing member. The reported beneficial ownership of Mr. Lloyd also includes 108,343 common shares held directly by Mr. Lloyd’s two adult daughters, for whom Mr. Lloyd holds a general power of attorney.
(6)	As reported in a Schedule 13G/A filed with the SEC on January 8, 2016 by BlackRock, Inc. The Schedule 13G/A discloses that the reporting entity had sole voting power as to 17,003,072 common shares and sole dispositive power as to all 17,361,186 shares.
(7)	As reported in a Schedule 13G/A filed with the SEC on February 12, 2016 by FMR LLC. The Schedule 13G/A discloses that FMR LLC had sole voting power as to 3,018,122 common shares and sole dispositive power as to 10,630,497 common shares.
(8)	As reported in a Schedule 13G/A filed with the SEC on February 10, 2016 by The Vanguard Group. The Schedule 13G/A discloses that The Vanguard Group has sole voting power as to 209,716 common shares, shared voting power as to 6,700 common shares, sole dispositive power over 11,209,361 common shares and shared dispositive power as to 206,562 common shares.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Huntington

Only such business shall be conducted at the Huntington special meeting as shall have been brought before the meeting pursuant to Huntington’s notice of meeting.

The deadline for submitting a stockholder proposal for inclusion in Huntington’s proxy statement pursuant to Rule 14a-8 under the Exchange Act for its 2016 annual meeting of stockholders was November 13, 2015.

In addition, Huntington’s bylaws establish advance notice procedures as to (1) business to be brought before an annual meeting of stockholders other than by or at the direction of the Huntington board of directors, and (2) the nomination, other than by or at the direction of the Huntington board of directors, of candidates for election as directors. Any stockholder of Huntington who wishes to submit a proposal to be acted upon at next year’s annual meeting or who wishes to nominate a candidate for election as a director should request a copy of these bylaw provisions by sending a written request addressed to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. To be timely, such advance notice must set forth all information required under Huntington’s bylaws and must be delivered to the Secretary of Huntington at this address not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. If the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

FirstMerit

If the merger occurs in the expected timeframe, there will be no FirstMerit annual meeting of shareholders in 2016. In that case, shareholder proposals must be submitted to the Secretary of Huntington in accordance with the procedures described above.

In case the merger is not completed prior to December 31, 2016, FirstMerit will hold an annual meeting of shareholders in 2016, and any FirstMerit common shareholder who may desire to submit a proposal under the SEC’s shareholder proposal rule (Rule 14a-8) for inclusion in FirstMerit’s proxy and proxy statement for its 2016 annual meeting must present such proposal in writing to the corporate secretary of FirstMerit at FirstMerit Corporation, III Cascade Plaza, Akron, Ohio 44308, Attention: Corporate Secretary, at a reasonable time before FirstMerit begins to print and send its proxy materials.

The code of regulations of FirstMerit provides an advance notice procedure for a shareholder to properly nominate any person for election to the board at an annual meeting. The shareholder must give written advance notice to the secretary of FirstMerit not less than ninety (90) days before the date fixed for such meeting.

WHERE YOU CAN FIND MORE INFORMATION

Huntington has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of Huntington common stock and preferred stock to be issued in connection with the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Huntington, in addition to being a proxy statement for Huntington common stockholders and FirstMerit common shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Huntington and Huntington common stock, depositary shares, and preferred shares.

Huntington and FirstMerit also file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as Huntington and FirstMerit, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Huntington with the SEC are also available at Huntington’s website at www.huntington.com under the tab “Investor Relations,” and then under the heading “Publications and Filings.” The reports and other information filed by FirstMerit with the SEC are available at FirstMerit’s website at www.firstmerit.com under the tab “Investors,” and then under the heading “Publications & Filings.” The web addresses of the SEC, Huntington, and FirstMerit are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

The SEC allows Huntington and FirstMerit to incorporate by reference information in this joint proxy statement/prospectus. This means that Huntington and FirstMerit can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Huntington and FirstMerit previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about the companies and their financial condition.

Huntington SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2015

Current Reports on Form 8-K or 8-K/A	Filed on January 26, 2016 and January 28, 2016 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 12, 2015

The description of Huntington’s common stock and preferred stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

FirstMerit SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2015

Current Reports on Form 8-K or 8-K/A	Filed on January 26, 2016 and January 28, 2016 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 6, 2015

In addition, Huntington and FirstMerit also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of Huntington, the date of the Huntington special meeting, and, in the case of FirstMerit, the date of the FirstMerit special meeting, provided that Huntington and FirstMerit are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Huntington has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Huntington, and FirstMerit has supplied all information contained or incorporated by reference relating to FirstMerit.

Documents incorporated by reference are available from Huntington and FirstMerit without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Huntington Bancshares Incorporated	FirstMerit Corporation
Huntington Investor Relations	Attention: Thomas P. O’Malley
Huntington Center, HC0935	III Cascade Plaza
41 South High Street	Akron, Ohio 44308
Columbus, Ohio 43287	(330) 384-7109
(800) 576-5007

Huntington common stockholders and FirstMerit common shareholders requesting documents must do so by [            ] to receive them before their respective meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Huntington or FirstMerit, Huntington and FirstMerit, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither Huntington nor FirstMerit has authorized anyone to give any information or make any representation about the mergers or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A – AGREEMENT AND PLAN OF MERGER

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HUNTINGTON BANCSHARES INCORPORATED,

FIRSTMERIT CORPORATION

and

WEST SUBSIDIARY CORPORATION

Dated as of January 25, 2016

ARTICLE I

THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-1
1.4	Effects of the Merger	A-2
1.5	Conversion of FirstMerit Common Stock	A-2
1.6	Dissenters Rights	A-2
1.7	FirstMerit Preferred Stock	A-3
1.8	Huntington Common Stock	A-3
1.9	Merger Sub Common Stock	A-3
1.10	Treatment of FirstMerit Equity Awards	A-3
1.11	Articles of Incorporation of Surviving Company	A-5
1.12	Code of Regulations of Surviving Company	A-5
1.13	Tax Consequences	A-5
1.14	The Second Step Merger	A-5
1.15	Bank Merger	A-6

ARTICLE II

EXCHANGE OF SHARES

2.1	Huntington to Make Shares and Cash Available	A-6
2.2	Exchange of Shares	A-6

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FIRSTMERIT

3.1	Corporate Organization	A-8
3.2	Capitalization	A-10
3.3	Authority; No Violation	A-10
3.4	Consents and Approvals	A-11
3.5	Reports	A-12
3.6	Financial Statements	A-12
3.7	Broker’s Fees	A-14
3.8	Absence of Certain Changes or Events	A-14
3.9	Legal Proceedings	A-14
3.10	Taxes and Tax Returns	A-14
3.11	Employees and Employee Benefit Plans.	A-15
3.12	Compliance with Applicable Law	A-17
3.13	Certain Contracts	A-18
3.14	Agreements with Regulatory Agencies	A-19
3.15	Risk Management Instruments	A-19
3.16	Environmental Matters	A-19
3.17	Investment Securities	A-19
3.18	Real Property	A-20
3.19	Intellectual Property	A-20
3.20	Related Party Transactions	A-21
3.21	State Takeover Laws	A-21
3.22	Reorganization	A-21
3.23	Opinion	A-21

A-i

3.24	FirstMerit Information	A-21
3.25	Loan Portfolio	A-21
3.26	Insurance	A-22
3.27	No Investment Adviser Subsidiary	A-22
3.28	No Other Representations or Warranties	A-22

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON AND MERGER SUB

4.1	Corporate Organization	A-23
4.2	Capitalization	A-24
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-26
4.5	Reports	A-26
4.6	Financial Statements	A-27
4.7	Broker’s Fees	A-28
4.8	Absence of Certain Changes or Events	A-28
4.9	Legal Proceedings	A-28
4.10	Taxes and Tax Returns	A-29
4.11	Compliance with Applicable Law	A-29
4.12	Certain Contracts	A-30
4.13	Agreements with Regulatory Agencies	A-30
4.14	Information Technology	A-30
4.15	Related Party Transactions	A-30
4.16	State Takeover Laws	A-30
4.17	Reorganization	A-31
4.18	Investment Securities	A-31
4.19	Opinion	A-31
4.20	Risk Management Instruments	A-31
4.21	Huntington Information	A-31
4.22	Loan Portfolio	A-32
4.23	Financing	A-32
4.24	No Other Representations or Warranties	A-32

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time	A-33
5.2	FirstMerit Forbearances	A-33
5.3	Huntington Forbearances	A-36

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-37
6.2	Access to Information	A-38
6.3	FirstMerit Shareholder Approval	A-39
6.4	Huntington Shareholder Approval	A-40
6.5	Legal Conditions to Merger	A-41
6.6	Stock Exchange Listing	A-41
6.7	Employee Matters	A-41
6.8	Indemnification; Directors’ and Officers’ Insurance	A-43
6.9	Additional Agreements	A-44

A-ii

6.10	Advice of Changes	A-44
6.11	Dividends	A-44
6.12	Corporate Governance; Commitments to the Community	A-44
6.13	Acquisition Proposals	A-45
6.14	Public Announcements	A-46
6.15	Change of Method	A-46
6.16	Restructuring Efforts	A-46
6.17	Takeover Statutes	A-47
6.18	Exemption from Liability Under Section 16(b)	A-47
6.19	Litigation and Claims	A-47
6.20	Assumption of FirstMerit Debt	A-47
6.21	No Control of Other Party’s Business	A-48

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-48
7.2	Conditions to Obligations of Huntington and Merger Sub	A-48
7.3	Conditions to Obligations of FirstMerit	A-49

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-50
8.2	Effect of Termination	A-51

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-52
9.2	Amendment	A-52
9.3	Extension; Waiver	A-52
9.4	Expenses	A-52
9.5	Notices	A-52
9.6	Interpretation	A-53
9.7	Counterparts	A-54
9.8	Entire Agreement	A-54
9.9	Governing Law; Jurisdiction	A-54
9.10	Waiver of Jury Trial	A-54
9.11	Assignment; Third-Party Beneficiaries	A-55
9.12	Specific Performance	A-55
9.13	Severability	A-55
9.14	Delivery by Facsimile or Electronic Transmission	A-55

EXHIBITS

Exhibit A	-	Bank Merger Agreement	A-A-1

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-46
Adjusted Restricted Stock Award	A-4
Adjusted Restricted Stock Unit Award	A-4
Adjusted Stock Option	A-3
Adverse Recommendation Change	A-39
Advisory Board	A-45
affiliate	A-18
Agreement	A-1
Bank Merger	A-6
Bank Merger Agreement	A-6
Bank Merger Certificates	A-6
BHC Act	A-8
business day	A-54
Certificate of Merger	A-1
Chosen Courts	A-54
Closing	A-1
Closing Date	A-1
Code	A-1
Confidentiality Agreement	A-39
Continuing Employees	A-41
Contribution Period	A-45
Dissenting Shareholder	A-2
Dissenting Shares	A-3
Effective Time	A-1
Enforceability Exceptions	A-11
Environmental Laws	A-19
Equity Award Exchange Ratio	A-5
ERISA	A-15
Exception Shares	A-2
Exchange Act	A-12
Exchange Agent	A-6
Exchange Fund	A-6
Exchange Ratio	A-2
FDIC	A-9
Federal Banking Agencies	A-18
Federal Reserve Board	A-11
FirstMerit	A-1
FirstMerit 401(k) Plan	A-42
FirstMerit Articles	A-9
FirstMerit Bank	A-6
FirstMerit Benefit Plans	A-15
FirstMerit Code of Regulations	A-9
FirstMerit Common Stock	A-2
FirstMerit Contract	A-18
FirstMerit Directors	A-44
FirstMerit Disclosure Schedule	A-8
FirstMerit Equity Awards	A-4
FirstMerit ERISA Affiliate	A-15
FirstMerit Indemnified Parties	A-43

A-iv

Page
FirstMerit Insiders	A-47
FirstMerit Leased Properties	A-20
FirstMerit Meeting	A-39
FirstMerit Owned Properties	A-20
FirstMerit Preferred Stock	A-3
FirstMerit Qualified Plans	A-16
FirstMerit Real Property	A-20
FirstMerit Regulatory Agreement	A-19
FirstMerit Reports	A-12
FirstMerit Restricted Stock Award	A-4
FirstMerit Restricted Stock Unit Award	A-4
FirstMerit Stock Option	A-3
FirstMerit Stock Plans	A-5
FirstMerit Subsidiary	A-9
Foundation	A-45
GAAP	A-9
Governmental Entity	A-11
HSR Act	A-11
Huntington	A-1
Huntington 401(k) Plan	A-42
Huntington Articles	A-23
Huntington Bylaws	A-23
Huntington Common Stock	A-2
Huntington Contract	A-30
Huntington Disclosure Schedule	A-23
Huntington Meeting	A-40
Huntington Preferred Stock	A-24
Huntington Regulatory Agreement	A-30
Huntington Reports	A-27
Huntington Restricted Stock Award	A-24
Huntington Restricted Stock Unit Award	A-24
Huntington Share Closing Price	A-7
Huntington Stock Options	A-24
Huntington Stock Plans	A-24
Huntington Subsidiary	A-24
Intellectual Property	A-20
IRS	A-14
Joint Proxy Statement	A-11
knowledge	A-53
Liens	A-10
Loans	A-21
made available	A-54
Maryland Articles of Merger	A-5
Maryland Department	A-5
Material Adverse Effect	A-9
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Articles	A-5
Merger Sub Code of Regulations	A-5
Merger Sub Common Stock	A-3

A-v

Page
Mergers	A-1
MGCL	A-5
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-7
Net Share	A-5
New Certificates	A-2
New Huntington Preferred Stock	A-3
New Plans	A-41
NYSE	A-11
OGCL	A-1
Ohio Secretary	A-1
Old Certificate	A-2
PBGC	A-16
Per FirstMerit Share Cash Equivalent Consideration	A-5
Per Share Cash Consideration	A-2
Permitted Encumbrances	A-20
person	A-54
Premium Cap	A-43
Regulatory Agencies	A-12
Representatives	A-45
Requisite FirstMerit Vote	A-10
Requisite Huntington Vote	A-25
Requisite Regulatory Approvals	A-48
S-4	A-11
Sarbanes-Oxley Act	A-13
SEC	A-11
Second Certificate of Merger	A-5
Second Effective Time	A-6
Second Step Merger	A-1
Securities Act	A-12
SRO	A-11
Subsidiary	A-9
Surviving Company	A-1
Surviving Corporation	A-1
Takeover Statutes	A-21
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Date	A-50
Termination Fee	A-51
VEBA	A-17
Volcker Rule	A-18

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 25, 2016 (this “Agreement”), by and among Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), FirstMerit Corporation, an Ohio corporation (“FirstMerit”), and West Subsidiary Corporation, an Ohio corporation and a direct, wholly owned Subsidiary of Huntington (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Huntington, FirstMerit, and Merger Sub have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into FirstMerit (the “Merger”), so that FirstMerit is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Merger;

WHEREAS, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), Huntington shall cause the Surviving Company to be merged with and into Huntington (the “Second Step Merger”, and together with the Merger, the “Mergers”), with Huntington as the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”), at the Effective Time, Merger Sub shall merge with and into FirstMerit. FirstMerit shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Ohio. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Huntington and FirstMerit. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Huntington shall cause to be filed a certificate of merger (the “Certificate of Merger”) with the Ohio Secretary of State (the “Ohio Secretary”). The Merger shall become effective as of the date and time specified in the Certificate of Merger (such date and time, the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the OGCL.

1.5 Conversion of FirstMerit Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, FirstMerit, Merger Sub or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, without par value, of FirstMerit issued and outstanding immediately prior to the Effective Time (“FirstMerit Common Stock”), except for shares of FirstMerit Common Stock owned by FirstMerit as treasury stock or otherwise owned by FirstMerit or Huntington (in each case other than shares of FirstMerit Common Stock (i) held in any FirstMerit Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) shares held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)) and Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, (i) 1.7200 shares (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Huntington (the “Huntington Common Stock”) and (ii) $5.00 in cash (the “Per Share Cash Consideration”) (the consideration described in clauses (i) and (ii), the “Merger Consideration”).

(b) All of the shares of FirstMerit Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of FirstMerit Common Stock) previously representing any such shares of FirstMerit Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of FirstMerit Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Old Certificates previously representing shares of FirstMerit Common Stock shall be exchanged for certificates or, at Huntington’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing whole shares of Huntington Common Stock and cash as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Huntington Common Stock or FirstMerit Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of FirstMerit Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Huntington or FirstMerit to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of FirstMerit Common Stock that are owned by FirstMerit or Huntington (in each case other than the Exception Shares) or by any direct or indirect FirstMerit Subsidiary prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of FirstMerit Common Stock held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the OGCL concerning the right of holders of shares of FirstMerit Common Stock to require payment of the fair cash value of such FirstMerit Common Stock (the “Dissenting Shares”), in accordance with Sections 1701.84 and 1701.85 of the OGCL, shall not be converted into the right to receive the Merger Consideration as described in Section 1.5(a), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 1701.85 of the OGCL. If such Dissenting Shareholder withdraws its demand for fair cash value or fails to perfect or otherwise loses its rights as a dissenting shareholder, in any case pursuant to the OGCL, each of such Dissenting Shareholder’s shares of FirstMerit Common Stock shall thereupon be treated as though such shares of FirstMerit Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 1.5(a). FirstMerit shall promptly notify Huntington of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85 of the OGCL. Prior to the Effective Time, FirstMerit shall not, except with the prior written consent of Huntington, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of a Dissenting Shareholder asserted under Section 1701.85 of the OGCL.

1.7 FirstMerit Preferred Stock. At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of any holder thereof, each share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, without par value, of FirstMerit (“FirstMerit Preferred Stock”) issued and outstanding immediately prior to the Second Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of Huntington having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the FirstMerit Preferred Stock (all shares of each such newly created series, collectively, the “New Huntington Preferred Stock”) and, upon such conversion, the FirstMerit Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Second Effective Time.

1.8 Huntington Common Stock. At and after the Effective Time, each share of Huntington Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.9 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, without par value (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, without par value, of the Surviving Company.

1.10 Treatment of FirstMerit Equity Awards.

(a) At the Effective Time, (i) each option granted by FirstMerit to purchase shares of FirstMerit Common Stock under a FirstMerit Stock Plan (as defined below) that is outstanding and unexercised immediately prior to the Effective Time (a “FirstMerit Stock Option”) that has an exercise price per share that is less than the Per FirstMerit Share Cash Equivalent Consideration shall be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each Net Share covered by such FirstMerit Stock Option, less applicable tax withholdings and (ii) each FirstMerit Stock Option that has an exercise price per share that is greater than or equal to the Per FirstMerit Share Cash Equivalent Consideration shall be assumed and converted automatically into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions as were applicable under such FirstMerit Stock Option immediately prior to the Effective Time (including vesting terms), the number of shares of Huntington Common Stock (rounded down to the nearest whole number of shares of Huntington Common Stock) equal to the product of (A) the number of shares of FirstMerit Common Stock subject to such FirstMerit Stock Option immediately prior to the Effective Time, multiplied by (B) the Equity Award Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Huntington Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of FirstMerit Common Stock subject to such FirstMerit Stock Option immediately prior to the Effective Time, by (2) the Equity Award Exchange Ratio.

(b) At the Effective Time, each award in respect of a share of FirstMerit Common Stock subject to vesting, repurchase or other lapse restriction granted under a FirstMerit Stock Plan that is outstanding immediately prior to the Effective Time (a “FirstMerit Restricted Stock Award”) shall (i) if granted prior to the date hereof, fully vest and be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of FirstMerit Common Stock subject to such FirstMerit Restricted Stock Award immediately prior to the Effective Time, less applicable tax withholdings and (ii) if granted on or after the date hereof, be assumed and converted into a restricted stock award of shares of Huntington Common Stock subject to vesting, repurchase or other lapse restriction (an “Adjusted Restricted Stock Award”) with the same terms and conditions as were applicable under such FirstMerit Restricted Stock Award immediately prior to the Effective Time (including vesting terms), and relating to the number of shares of Huntington Common Stock equal to the product of (A) the number of shares of FirstMerit Common Stock subject to such FirstMerit Restricted Stock Award immediately prior to the Effective Time, multiplied by (B) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole Huntington Common Share.

(c) At the Effective Time, each restricted stock unit award in respect of shares of FirstMerit Common Stock granted under a FirstMerit Stock Plan that is outstanding immediately prior to the Effective Time (a “FirstMerit Restricted Stock Unit Award” and, together with the FirstMerit Stock Options and the FirstMerit Restricted Stock Awards, the “FirstMerit Equity Awards”) shall (i) if granted prior to the date hereof, fully vest (with any performance conditions deemed satisfied at maximum achievement) and be cancelled and converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of FirstMerit Common Stock subject to such FirstMerit Restricted Stock Unit Award immediately prior to the Effective Time, less applicable tax withholdings and (ii) if granted on or after the date hereof, be assumed and converted into a restricted stock unit award in respect of Huntington Common Stock (an “Adjusted Restricted Stock Unit Award”) with the same terms and conditions as were applicable under such FirstMerit Restricted Stock Unit Award immediately prior to the Effective Time (including vesting terms) and relating to the number of shares of Huntington Common Stock equal to the product of (A) the number of shares of FirstMerit Common Stock subject to such FirstMerit Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (B) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole Huntington Common Share.

(d) At the time of each payment provided under Section 1.10(a), Section 1.10(b) or Section 1.10(c), such amounts as are required to be withheld or deducted under the Code with respect to the payment of the Merger Consideration to be made in connection with the cancellation of a FirstMerit Equity Award shall be applied first to reduce the portion of the Merger Consideration that is payable in cash and then, only if and to the extent that such withholding amount exceeds such cash portion, to reduce the portion of the Merger Consideration that is payable in shares of Huntington Common Stock (with the number of shares of Huntington Common Stock to be withheld to be determined based on the closing price of a share of Huntington Common Stock on the Closing Date).

(e) Each holder of a FirstMerit Equity Award converted into the right to receive the Merger Consideration that would have otherwise been entitled to receive a fraction of a share of Huntington Common Stock (after aggregating all shares to be delivered in respect of all FirstMerit Equity Awards held by such holder) shall receive, in lieu thereof and upon surrender thereof, a cash payment (rounded to the nearest cent) (without interest) in an amount equal to such fractional part of a share of Huntington Common Stock (rounded to the nearest thousandth when expressed in decimal form) multiplied by the Huntington Share Closing Price (as defined below).

(f) Huntington shall pay the holders of FirstMerit Equity Awards the cash payments described in Section 1.10(a), Section 1.10(b), Section 1.10(c) and Section 1.10(e), as applicable, through Huntington’s payroll as promptly as practicable after the Effective Time. Notwithstanding anything in this Agreement, any payment of Merger Consideration in respect of a FirstMerit Restricted Stock Unit Award which immediately prior to such cancellation was subject to Section 409A of the Code shall be made on the applicable settlement date for such

FirstMerit Restricted Stock Unit Award if required by the terms of the applicable award agreement to comply with Section 409A of the Code.

(g) As of the Effective Time, Huntington shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 with respect to the Huntington Common Stock subject to the Adjusted Stock Options, Adjusted Restricted Stock Awards and Adjusted Restricted Stock Unit Awards.

(h) At or prior to the Effective Time, FirstMerit, the Board of Directors of FirstMerit and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.10.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient (rounded to four decimal places) obtained by dividing the Per Share Cash Consideration by the Huntington Share Closing Price.

(ii) “Net Share” means, with respect to a FirstMerit Stock Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per FirstMerit Share Cash Equivalent Consideration over the per share exercise price of such FirstMerit Stock Option multiplied by (ii) the number of FirstMerit Common Stock subject to such FirstMerit Stock Option, by (b) the Per FirstMerit Share Equivalent Cash Consideration.

(iii) “Per FirstMerit Share Cash Equivalent Consideration” means the sum of (A) the Per Share Cash Consideration and (B) the product (rounded down to the nearest whole cent) of (I) the Exchange Ratio multiplied by (II) the Huntington Share Closing Price.

(iv) “FirstMerit Stock Plans” means the FirstMerit Amended and Restated 2006 Equity Plan, the FirstMerit 2011 Equity Incentive Plan and the Republic Bancorp, Inc. 1998 Stock Option Plan.

1.11 Articles of Incorporation of Surviving Company. At the Effective Time, the Articles of Incorporation of Merger Sub, as amended (the “Merger Sub Articles”), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Company until thereafter amended in accordance with applicable law.

1.12 Code of Regulations of Surviving Company. At the Effective Time, the Code of Regulations of Merger Sub (the “Merger Sub Code of Regulations”), as in effect immediately prior to the Effective Time, shall be the Code of Regulations of the Surviving Company until thereafter amended in accordance with applicable law.

1.13 Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.14 The Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the General Corporation Laws of the State of Maryland (the “MGCL”) and the OGCL, Huntington shall cause the Surviving Company to be merged with and into Huntington in the Second Step Merger, with Huntington surviving the Second Step Merger and continuing its existence under the laws of the State of Maryland, and the separate corporate existence of the Surviving Company ceasing as of the Second Effective Time. In furtherance of the foregoing, Huntington shall cause to be filed with the Department of Assessment and Taxation of the State of Maryland (the “Maryland Department”), in accordance with the MGCL, articles of merger (“Maryland Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Ohio Secretary, in accordance with the OGCL, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Maryland Articles of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the MGCL and the OGCL.

1.15 Bank Merger. Immediately following the Second Step Merger, or at such later time as Huntington may determine in its sole discretion, FirstMerit Bank, National Association (“FirstMerit Bank”), a national bank and a wholly owned Subsidiary of FirstMerit, will merge (the “Bank Merger”) with and into The Huntington National Bank, a national bank and a wholly owned Subsidiary of Huntington. The Huntington National Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of FirstMerit Bank shall cease. On the date of this Agreement, The Huntington National Bank and FirstMerit Bank entered into the agreement and plan of merger attached hereto as Exhibit A (the “Bank Merger Agreement”). Prior to the Effective Time, FirstMerit shall cause FirstMerit Bank, and Huntington shall cause The Huntington National Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

ARTICLE II

EXCHANGE OF SHARES

2.1 Huntington to Make Shares and Cash Available. At or prior to the Effective Time, Huntington shall deposit, or shall cause to be deposited, with a bank or trust company designated by Huntington and reasonably acceptable to FirstMerit (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of FirstMerit Common Stock, and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Merger Consideration and (ii) cash in lieu of any fractional shares (except for the New Certificates, Per Share Cash Consideration, or cash in lieu of any fractional shares attributable to any Dissenting Shares) (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Huntington, provided, that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates and any shortfall as a result of investment losses shall be promptly replenished by Huntington. Any interest and other income resulting from such investments shall be paid to Huntington.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Huntington shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of FirstMerit Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of Huntington Common Stock, any cash in lieu of fractional shares and the cash portion of the Merger Consideration which the shares of FirstMerit Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates, subject to Section 1.6, shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Huntington Common Stock to which such holder of FirstMerit Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) the cash portion of the Merger Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (B) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash portion of the Merger Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Subject to Section 1.6, until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Huntington Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Huntington Common Stock which the shares of FirstMerit Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.11).

(c) If any New Certificate representing shares of Huntington Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Huntington Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of FirstMerit of the shares of FirstMerit Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Huntington Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Huntington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Huntington. In lieu of the issuance of any such fractional share, Huntington shall pay to each former shareholder of FirstMerit who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Huntington Common Stock on the NASDAQ Stock Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) full trading days ending on the day preceding the Closing Date (the “Huntington Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of FirstMerit for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of

FirstMerit who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Huntington Common Stock deliverable in respect of each former share of FirstMerit Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Huntington, FirstMerit, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of FirstMerit Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Huntington shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of Huntington Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of FirstMerit Common Stock or FirstMerit Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Huntington or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of FirstMerit Common Stock in respect of which the deduction and withholding was made by Huntington or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Huntington, the posting by such person of a bond in such amount as Huntington may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FIRSTMERIT

Except (i) as disclosed in the disclosure schedule delivered by FirstMerit to Huntington concurrently herewith (the “FirstMerit Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the FirstMerit Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by FirstMerit that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any FirstMerit Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), FirstMerit hereby represents and warrants to Huntington as follows:

3.1 Corporate Organization.

(a) FirstMerit is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). FirstMerit has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. FirstMerit is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on FirstMerit. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Huntington, FirstMerit or the Surviving Company, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationship with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (F) actions or omissions taken pursuant to the written consent of Huntington, in the case of FirstMerit, or FirstMerit, in the case of Huntington; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary,” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. True and complete copies of the Second Amended and Restated Articles of Incorporation of FirstMerit (the “FirstMerit Articles”) and the Second Amended and Restated Code of Regulations of FirstMerit (the “FirstMerit Code of Regulations”), as in effect as of the date of this Agreement, have previously been made available by FirstMerit to Huntington.

(b) Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FirstMerit, each Subsidiary of FirstMerit (a “FirstMerit Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of FirstMerit to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of FirstMerit that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of FirstMerit, threatened. Section 3.1(b) of the FirstMerit Disclosure Schedule sets forth a true and complete list of all Subsidiaries of FirstMerit as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of FirstMerit consists of 300,000,000 shares of FirstMerit Common Stock, without par value, and 7,000,000 shares of FirstMerit preferred stock, without par value. As of January 22, 2016, no shares of capital stock or other voting securities of FirstMerit are issued, reserved for issuance or outstanding, other than (i) 165,754,538 shares of FirstMerit Common Stock issued and outstanding, which number includes 850,508 shares of FirstMerit Common Stock granted in respect of outstanding FirstMerit Restricted Stock Awards, (ii) 4,428,977 shares of FirstMerit Common Stock held in treasury, (iii) 256,200 shares of FirstMerit Common Stock reserved for issuance upon the exercise of outstanding FirstMerit Stock Options, (iv) 962,598 shares of FirstMerit Common Stock reserved for issuance upon the settlement of outstanding FirstMerit Restricted Stock Unit Awards (assuming that performance with respect to performance-vesting FirstMerit Restricted Stock Unit Awards is achieved at maximum performance), and (v) 100,000 shares of FirstMerit Preferred Stock issued and outstanding. All of the issued and outstanding shares of FirstMerit Common Stock and FirstMerit Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of FirstMerit may vote are issued or outstanding. Except as set forth in Section 3.2(a) of the FirstMerit Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of FirstMerit are issued or outstanding. Other than FirstMerit Stock Options and FirstMerit Restricted Stock Unit Awards, in each case, issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating FirstMerit to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which FirstMerit or any of the FirstMerit Subsidiaries has a contractual obligation with respect to the voting or transfer of FirstMerit Common Stock or other equity interests of FirstMerit. Other than the FirstMerit Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of FirstMerit or any of its Subsidiaries) are outstanding.

(c) FirstMerit owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the FirstMerit Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to FirstMerit Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No FirstMerit Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) FirstMerit has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of FirstMerit. The Board of Directors of FirstMerit has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of FirstMerit and has directed that this Agreement and the transactions contemplated hereby be submitted to FirstMerit’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of FirstMerit Common Stock (the “Requisite FirstMerit Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of

FirstMerit Bank and FirstMerit as its sole shareholder, no other corporate proceedings on the part of FirstMerit are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by FirstMerit and (assuming due authorization, execution and delivery by Huntington) constitutes a valid and binding obligation of FirstMerit, enforceable against FirstMerit in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Subject to the receipt of the Requisite FirstMerit Vote, neither the execution and delivery of this Agreement by FirstMerit nor the consummation by FirstMerit of the transactions contemplated hereby, nor compliance by FirstMerit with any of the terms or provisions hereof, will (i) violate any provision of the FirstMerit Articles or the FirstMerit Code of Regulations or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FirstMerit or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FirstMerit or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FirstMerit or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on FirstMerit.

3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ and the New York Stock Exchange (the “NYSE”), (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the FirstMerit Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of FirstMerit’s and Huntington’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Huntington in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger and the Second Certificate of Merger with the Ohio Secretary pursuant to the OGCL, the filing of the Bank Merger Certificates and the filing of the Maryland Articles of Merger with the Maryland Department pursuant to the MGCL, (vii) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), if necessary or advisable, and (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement and the approval of the listing of such Huntington Common Stock on the NASDAQ and the New Huntington Preferred Stock on the NYSE or the NASDAQ, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by FirstMerit of this Agreement or (B) the consummation by FirstMerit of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, FirstMerit is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports.

(a) FirstMerit and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency, (vi) any foreign regulatory authority and (vii) any SRO ((i) – (vii), collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on FirstMerit. Except for examinations of FirstMerit and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FirstMerit, investigation into the business or operations of FirstMerit or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FirstMerit or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by FirstMerit or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, since January 1, 2013 (the “FirstMerit Reports”) is publicly available. No such FirstMerit Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all FirstMerit Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of FirstMerit has failed in any respect to make the certification required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the FirstMerit Reports.

3.6 Financial Statements.

(a) The financial statements of FirstMerit and its Subsidiaries included (or incorporated by reference) in the FirstMerit Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of FirstMerit and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of FirstMerit and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and

(iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of FirstMerit and its Subsidiaries have been, since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP has not resigned (or informed FirstMerit that it intends to resign) or been dismissed as independent public accountants of FirstMerit as a result of or in connection with any disagreements with FirstMerit on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit, neither FirstMerit nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of FirstMerit, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of FirstMerit included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of FirstMerit and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FirstMerit or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit. FirstMerit (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to FirstMerit, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of FirstMerit by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to FirstMerit’s outside auditors and the audit committee of FirstMerit’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect FirstMerit’s ability to record, process, summarize and report financial information, and (y) to the knowledge of FirstMerit, any fraud, whether or not material, that involves management or other employees who have a significant role in FirstMerit’s internal controls over financial reporting. These disclosures were made in writing by management to FirstMerit’s auditor and audit committee and a copy has been previously made available to Huntington. To the knowledge of FirstMerit, there is no reason to believe that FirstMerit’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither FirstMerit nor any of its Subsidiaries, nor, to the knowledge of FirstMerit, any director, officer, auditor, accountant or representative of FirstMerit or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of FirstMerit, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of FirstMerit or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that FirstMerit or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing FirstMerit or any of its Subsidiaries, whether or not employed by FirstMerit or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FirstMerit or any of its officers, directors or employees to the Board of Directors of FirstMerit or any committee thereof or, to the knowledge of FirstMerit, to any director or officer of FirstMerit.

3.7 Broker’s Fees. Neither FirstMerit nor any FirstMerit Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Sandler O’Neill + Partners, L.P.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit.

(b) Since December 31, 2014, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, FirstMerit and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither FirstMerit nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of FirstMerit, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FirstMerit or any of its Subsidiaries (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit, or (ii) of a material nature challenging the validity or propriety of this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon FirstMerit, any of its Subsidiaries or the assets of FirstMerit or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Huntington or any of its affiliates) that would reasonably be expected to be material to either FirstMerit or any of its Significant Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Each of FirstMerit and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither FirstMerit nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of FirstMerit and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of FirstMerit and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither FirstMerit nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of FirstMerit and its Subsidiaries for all years up to and including December 31, 2011 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against FirstMerit or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of FirstMerit and its Subsidiaries or the assets of FirstMerit and its Subsidiaries. In the last six years, neither FirstMerit nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that FirstMerit or any of its Subsidiaries was required to file any Tax Return that was not filed. FirstMerit has made available to Huntington true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of FirstMerit or any of its Subsidiaries. Neither FirstMerit nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among FirstMerit and its

Subsidiaries). Neither FirstMerit nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was FirstMerit) or (B) has any liability for the Taxes of any person (other than FirstMerit or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither FirstMerit nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither FirstMerit nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five years has FirstMerit been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the FirstMerit Disclosure Schedule lists all material FirstMerit Benefit Plans. For purposes of this Agreement, “FirstMerit Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination or severance plans, programs or arrangements or other contracts or agreements to or with respect to which FirstMerit or any Subsidiary or any trade or business of FirstMerit or any of its Subsidiaries, whether or not incorporated, all of which together with FirstMerit would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “FirstMerit ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by FirstMerit or any of its Subsidiaries or any FirstMerit ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of FirstMerit or any of its Subsidiaries or any FirstMerit ERISA Affiliate.

(b) FirstMerit has heretofore made available to Huntington true and complete copies of each of the material FirstMerit Benefit Plans and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements to any FirstMerit Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to any such FirstMerit Benefit Plan, and (iv) the most recently prepared actuarial report for each such FirstMerit Benefit Plan (if applicable) for each of the last two years.

(c) Each FirstMerit Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except as would not result in any material liability. Neither FirstMerit nor any of its Subsidiaries has, within the prior three years, taken any material corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any FirstMerit Benefit Plan, and neither FirstMerit nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the FirstMerit Disclosure Schedule identifies each FirstMerit Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “FirstMerit Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each FirstMerit Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of FirstMerit, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any FirstMerit Qualified Plan or the related trust or increase the costs relating thereto.

(e) Each FirstMerit Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f) With respect to each FirstMerit Benefit Plan or any other ongoing, frozen or terminated “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by FirstMerit, any of its Subsidiaries or any FirstMerit ERISA Affiliates that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by FirstMerit or any of its Subsidiaries, (v) the PBGC has not instituted proceedings to terminate any such FirstMerit Benefit Plan, (vi) to the knowledge of FirstMerit, the most recent actuarial report for such FirstMerit Benefit Plan is accurate in all material respects and (vii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(g) None of FirstMerit and its Subsidiaries nor any FirstMerit ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of FirstMerit and its Subsidiaries nor any FirstMerit ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(h) Neither FirstMerit nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All material contributions required to be made to any FirstMerit Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any FirstMerit Benefit Plan, for any period in the prior three years through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of FirstMerit.

(j) There are no pending or, to the knowledge of FirstMerit, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of FirstMerit, no set of circumstances exists that may reasonably be likely to give rise to a material claim or lawsuit, against the FirstMerit Benefit Plans, any fiduciaries thereof with respect to their duties to the FirstMerit Benefit Plans or the assets of any of the trusts under any of the FirstMerit Benefit Plans that could in any case reasonably be likely to result in any material liability of FirstMerit or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a FirstMerit Benefit Plan, or any other party.

(k) None of FirstMerit and its Subsidiaries nor any FirstMerit ERISA Affiliate nor, to the knowledge of FirstMerit, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the FirstMerit Benefit Plans or their related trusts, FirstMerit, any of its Subsidiaries, any FirstMerit ERISA Affiliate or any person that FirstMerit or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of FirstMerit or any of its Subsidiaries, or result in any limitation on the right of FirstMerit or any of its Subsidiaries or FirstMerit ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any FirstMerit Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by FirstMerit or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. FirstMerit has made available to Huntington preliminary copies of Section 280G calculations with respect to any disqualified individual in connection with the transactions contemplated hereby. Neither FirstMerit nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require FirstMerit or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No FirstMerit Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) Each voluntary employees’ beneficiary association (“VEBA”) has been determined by the IRS to be exempt from federal tax under Section 501(a) of the Code, and nothing has occurred that could reasonably be expected to adversely affect the exempt status of any VEBA.

(o) There are no pending or, to the knowledge of FirstMerit, threatened (in writing) material labor grievances or material unfair labor practice claims or charges against FirstMerit or any of its Subsidiaries, or any strikes or other material labor disputes against FirstMerit or any of its Subsidiaries. Neither FirstMerit nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of FirstMerit or any of its Subsidiaries, and, to the knowledge of FirstMerit, there are no organizing efforts by any union or other group seeking to represent any employees of FirstMerit or any of its Subsidiaries.

3.12 Compliance with Applicable Law. FirstMerit and each of its Subsidiaries hold, and have at all times since December 31, 2012 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on FirstMerit, and to the knowledge of FirstMerit no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. FirstMerit and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to FirstMerit or any of its Subsidiaries, including (to the extent applicable to FirstMerit or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. FirstMerit Bank has a Community Reinvestment Act rating of “satisfactory” or better. FirstMerit and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board and the Office of the Comptroller of the Currency (together, “Federal Banking Agencies”) in connection therewith (the “Volcker Rule”). Section 3.12 of the FirstMerit Disclosure Schedule sets forth (i) all FirstMerit affiliates and subsidiaries (including FirstMerit) engaged in proprietary trading (as defined in the Volcker Rule) that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule and (ii) all covered funds (as defined in the Volcker Rule) that FirstMerit or any of its affiliates or subsidiaries sponsors or invests in that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule. For the purpose of the preceding two sentences, “affiliate” and “subsidiary” shall have their respective meanings under 12 U.S.C. § 1813.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the FirstMerit Disclosure Schedule or as filed with or incorporated into any FirstMerit Report filed prior to the date hereof, as of the date hereof, neither FirstMerit nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than any FirstMerit Benefit Plan, (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by FirstMerit or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of Huntington or any of its Subsidiaries to engage in any line of business that is material to FirstMerit and its Subsidiaries, taken as a whole, (iii) with or to a labor union or guild (including any collective bargaining agreement), or (iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of FirstMerit or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the FirstMerit Disclosure Schedule, is referred to herein as a “FirstMerit Contract,” and neither FirstMerit nor any of its Subsidiaries knows of, or has received written, or to the knowledge of FirstMerit, oral notice of, any violation of the above by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to FirstMerit and its Subsidiaries, taken as a whole.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit: (i) each FirstMerit Contract is valid and binding on FirstMerit or one of its Subsidiaries, as applicable, and in full force and effect, (ii) FirstMerit and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each FirstMerit Contract, (iii) to the knowledge of FirstMerit each third-party counterparty to each FirstMerit Contract has performed all obligations required to be performed by it to date under such FirstMerit Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of FirstMerit or any of its Subsidiaries under any such FirstMerit Contract.

3.14 Agreements with Regulatory Agencies. Neither FirstMerit nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the FirstMerit Disclosure Schedule, a “FirstMerit Regulatory Agreement”), nor has FirstMerit or any of its Subsidiaries been advised in writing or, to the knowledge of FirstMerit, orally, since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such FirstMerit Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FirstMerit, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of FirstMerit or any of its Subsidiaries or for the account of a customer of FirstMerit or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of FirstMerit or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). FirstMerit and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of FirstMerit, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FirstMerit, FirstMerit and its Subsidiaries are in compliance, and, since January 1, 2013 have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or legal requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other judicial proceedings, claims or actions, or, to the knowledge of FirstMerit, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on FirstMerit or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against FirstMerit, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit. To the knowledge of FirstMerit, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit. FirstMerit is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit.

3.17 Investment Securities.

(a) Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FirstMerit, each of FirstMerit and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the FirstMerit Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of FirstMerit or its Subsidiaries. Such securities are valued on the books of FirstMerit in accordance with GAAP in all material respects.

(b) FirstMerit and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that FirstMerit believes are prudent and reasonable in the context of their respective businesses, and FirstMerit and its Subsidiaries have, since January 1, 2013, been in compliance with such policies, practices and procedures in all material respects.

3.18 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on FirstMerit, FirstMerit or a FirstMerit Subsidiary (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the FirstMerit Reports as being owned by FirstMerit or a FirstMerit Subsidiary or acquired after the date thereof (except (x) properties sold or otherwise disposed of since the date thereof in the ordinary course of business and (y) properties categorized as “other real estate owned” in such balance sheet) (the “FirstMerit Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such FirstMerit Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “FirstMerit Leased Properties” and, collectively with the FirstMerit Owned Properties, the “FirstMerit Real Property”), free and clear of all material Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of FirstMerit, the lessor. There are no material pending or, to the knowledge of FirstMerit, threatened condemnation proceedings against any FirstMerit Real Property.

3.19 Intellectual Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on FirstMerit, to the knowledge of FirstMerit: (i) FirstMerit and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted; (ii) (A) the use of any Intellectual Property by FirstMerit and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and (B) no person has asserted to FirstMerit in writing that FirstMerit or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (iii) no person is challenging, infringing on or otherwise violating any right of FirstMerit or any of its Subsidiaries with respect to any Intellectual Property owned by FirstMerit or its Subsidiaries; (iv) neither FirstMerit nor any FirstMerit Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by FirstMerit or any FirstMerit Subsidiary; and (v) since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of FirstMerit and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, trade names, Internet domain names, logos and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction; trade secrets, and copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between FirstMerit or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of FirstMerit or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding FirstMerit Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of FirstMerit), on the other hand, of the type required to be reported in any FirstMerit Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.21 State Takeover Laws. The Board of Directors of FirstMerit has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.22 Reorganization. FirstMerit has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of FirstMerit has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sandler O’Neill + Partners, L.P., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of FirstMerit Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.24 FirstMerit Information. The information relating to FirstMerit and its Subsidiaries that is provided by FirstMerit or its representatives specifically for inclusion in (a) the Joint Proxy Statement on the date it (or any amendment or supplement thereto) is first mailed to holders of FirstMerit Common Stock or at the time of the FirstMerit Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of FirstMerit incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to FirstMerit and its Subsidiaries and other portions within the reasonable control of FirstMerit and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by FirstMerit with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Huntington or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the FirstMerit Disclosure Schedule, neither FirstMerit nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which FirstMerit or any Subsidiary of FirstMerit is a creditor which as of September 30, 2015 had an outstanding balance of $10,000,000 or more and under the terms of which the obligor was, as of September 30, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal shareholder of FirstMerit or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.25(a) of the FirstMerit Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of FirstMerit and its Subsidiaries that, as of September 30, 2015, had an outstanding balance of

$10,000,000 or more and were classified by FirstMerit as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit, each outstanding Loan of FirstMerit and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of FirstMerit and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on FirstMerit, each outstanding Loan of FirstMerit and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of FirstMerit and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which FirstMerit or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(e) There are no outstanding Loans made by FirstMerit or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of FirstMerit or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither FirstMerit nor any of its Subsidiaries is now, nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on FirstMerit, (a) FirstMerit and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of FirstMerit reasonably has determined to be prudent and consistent with industry practice, and neither FirstMerit nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of FirstMerit and its Subsidiaries, FirstMerit or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Investment Adviser Subsidiary. Neither FirstMerit nor any FirstMerit Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by FirstMerit in this Article III, neither FirstMerit nor any other person makes any express or implied representation or warranty with respect to

FirstMerit, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FirstMerit hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither FirstMerit nor any other person makes or has made any representation or warranty to Huntington, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to FirstMerit, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by FirstMerit in this Article III, any oral or written information presented to Huntington, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of FirstMerit, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) FirstMerit acknowledges and agrees that neither Huntington nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON AND MERGER SUB

Except (i) as disclosed in the disclosure schedule delivered by Huntington and Merger Sub to FirstMerit concurrently herewith (the “Huntington Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Huntington Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Huntington that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Huntington Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Huntington and Merger Sub hereby represent and warrant to FirstMerit as follows:

4.1 Corporate Organization.

(a) Huntington is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly formed, validly existing and in good standing under the laws of the State of Ohio. Each of Huntington and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Huntington and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington. True and complete copies of the Articles of Restatement of Charter of Huntington, as amended (“Huntington Articles”), and Amended and Restated Bylaws of Huntington (“Huntington Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Huntington to FirstMerit.

(b) Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each Subsidiary of Huntington

(a “Huntington Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Huntington to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Huntington that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Huntington, threatened. Section 4.1(b) of the Huntington Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Huntington as of the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of Huntington consists of 1,500,000,000 shares of Huntington Common Stock and 6,617,808 shares of preferred stock, par value $0.01 per share (“Huntington Preferred Stock”). As of January 21, 2016, no shares of capital stock or other voting securities of Huntington are issued, reserved for issuance or outstanding, other than (i) 796,969,694 shares of Huntington Common Stock issued and 794,945,303 shares of Huntington Common Stock outstanding, including 7,395 shares of Huntington Common Stock granted in respect of outstanding awards of restricted Huntington Common Stock under a Huntington Stock Plan (as defined below) (a “Huntington Restricted Stock Award”), (ii) 2,040,808 shares of Huntington Common Stock held in treasury, (iii) 16,114,994 shares of Huntington Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Stock Options”), (iv) 15,053,285 shares of Huntington Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Restricted Stock Unit Award”), (v) 24,664,198 shares of Huntington Common Stock reserved for issuance pursuant to future grants under the Huntington Stock Plans, and (vi) 1,967,071 shares of Huntington Preferred Stock issued and 398,006 shares of Huntington Preferred Stock outstanding. As used herein, the “Huntington Stock Plans” shall mean all employee and director equity incentive plans of Huntington in effect as of the date of this Agreement and agreements for equity awards in respect of Huntington Common Stock granted by Huntington under the inducement grant exception. All of the issued and outstanding shares of Huntington Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Huntington or of Merger Sub may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the Huntington Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Huntington or Merger Sub are issued or outstanding. Other than Huntington Stock Options and Huntington Restricted Stock Unit Awards, in each case, issued prior to the date of this Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Huntington or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Huntington or any of its Subsidiaries has a contractual or other obligation to the voting or transfer of the Huntington Common Stock or other equity interests of Huntington.

(c) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Huntington. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(d) Huntington owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Huntington Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Huntington Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Huntington Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Huntington and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers have been duly and validly approved by the Board of Directors of Huntington and of Merger Sub. The Board of Directors of Huntington has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Huntington and its shareholders, and has directed that the issuance of Huntington Common Stock in connection with the Merger be submitted to its shareholders for approval at a duly held meeting of such shareholders and has adopted resolutions to the foregoing effect. The board of directors of Merger Sub has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Merger Sub and its sole shareholder and has adopted a resolution to the foregoing effect. Huntington, as Merger Sub’s sole shareholder, has approved this Agreement and the transactions contemplated hereby at a duly held meeting or by unanimous written consent. Except for (i) the adoption and approval of the Bank Merger Agreement by the board of directors of The Huntington National Bank and Huntington as its sole shareholder, (ii) the approval of the issuance of Huntington Common Stock pursuant to this Agreement by a majority of the votes cast by holders of outstanding Huntington Common Stock at the Huntington Meeting (the “Requisite Huntington Vote”), and (iii) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of Huntington or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Huntington and Merger Sub and (assuming due authorization, execution and delivery by FirstMerit) constitutes a valid and binding obligation of each of Huntington and Merger Sub, enforceable against each of Huntington and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Subject to the receipt of the Requisite Huntington Vote, the shares of Huntington Common Stock to be issued in the Merger and the shares of New Huntington Preferred Stock to be issued in the Second Step Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Huntington will have any preemptive right or similar rights in respect thereof.

(b) Subject to the receipt of the Requisite Huntington Vote, neither the execution and delivery of this Agreement by Huntington or Merger Sub, nor the consummation by Huntington or Merger Sub of the transactions contemplated hereby, nor compliance by Huntington or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Huntington Articles, the Huntington Bylaws, the Merger Sub Articles, or the Merger Sub Code of Regulations, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Huntington, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Huntington or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Huntington or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which either individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect on Huntington.

4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ and/or the NYSE, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the FirstMerit Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger and the Second Certificate of Merger with the Ohio Secretary pursuant to the OGCL, the filing of the Maryland Articles of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates, (vii) the filing with, and acceptance for record by, the Maryland Department of Articles Supplementary for the New Huntington Preferred Stock, (viii) the filing of any notices or other filings under the HSR Act, if necessary or advisable, and (ix) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement and the approval of the listing of such Huntington Common Stock on the NASDAQ and the New Huntington Preferred Stock on the NYSE or the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Huntington of this Agreement or (B) the consummation by Huntington of the Merger and the other transactions contemplated hereby (including the Bank Merger). No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Merger Sub of this Agreement. As of the date hereof, Huntington is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers and Bank Merger on a timely basis.

4.5 Reports.

(a) Huntington and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Huntington. Except for examinations of Huntington and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Huntington, investigation into the business or operations of Huntington or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Huntington or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Huntington or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2013 (the “Huntington Reports”) is publicly available. No such Huntington Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Huntington Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Huntington has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Huntington Reports.

4.6 Financial Statements.

(a) The financial statements of Huntington and its Subsidiaries included (or incorporated by reference) in the Huntington Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Huntington and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Huntington and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Huntington and its Subsidiaries have been, since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLP has not resigned (or informed Huntington that it intends to resign) or been dismissed as independent public accountants of Huntington as a result of or in connection with any disagreements with Huntington on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, neither Huntington nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of FirstMerit, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Huntington included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Huntington and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Huntington or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. Huntington (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Huntington, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Huntington by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Huntington’s outside auditors and the audit committee of Huntington’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Huntington’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Huntington, any fraud, whether or not material, that involves management or other employees who have a significant role in Huntington’s internal controls over financial reporting. These disclosures were made in writing by management to Huntington’s auditors and audit committee and a copy has been previously made available to FirstMerit. To the knowledge of Huntington, there is no reason to believe that Huntington’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither Huntington nor any of its Subsidiaries, nor, to the knowledge of Huntington, any director, officer, auditor, accountant or representative of Huntington or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Huntington, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Huntington or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Huntington or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Huntington or any of its Subsidiaries, whether or not employed by Huntington or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Huntington or any of its officers, directors, or employees to the Board of Directors of Huntington or any committee thereof or, to the knowledge of Huntington, to any director or officer of Huntington.

4.7 Broker’s Fees. Neither Huntington nor any Huntington Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Goldman, Sachs & Co.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

(b) Since December 31, 2014, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Huntington and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Neither Huntington nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Huntington, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Huntington or any of its Subsidiaries (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, or (ii) of a material nature challenging the validity or propriety of this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Huntington, any of its Subsidiaries or the assets of Huntington or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Huntington or any of its affiliates) that would reasonably be expected to be material to either Huntington or any of its Significant Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns. Each of Huntington and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes of Huntington and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Huntington and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. The federal income Tax Returns of Huntington and its Subsidiaries for all years up to and including December 31, 2011 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Huntington or any of its Subsidiaries. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Huntington and its Subsidiaries or the assets of Huntington and its Subsidiaries.

4.11 Compliance with Applicable Law. Huntington and each of its Subsidiaries hold, and have at all times since December 31, 2012 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington, and to the knowledge of Huntington, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Huntington and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Huntington or any of its Subsidiaries, including (to the extent applicable to Huntington or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Financial Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Huntington National Bank has a Community Reinvestment Act rating of “satisfactory” or better. Huntington and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under the Volcker Rule. Section 4.11 of the Huntington Disclosure Schedule sets forth (i) all Huntington affiliates and subsidiaries (including Huntington) engaged in proprietary trading (as defined in the Volcker Rule) that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule and (ii) all covered funds (as defined in the Volcker Rule) that Huntington or any of its affiliates or subsidiaries sponsors or invests in that would be prohibited upon expiration of any temporary conformance period granted by the Federal Banking Agencies under the Volcker Rule. For the purpose of the preceding two sentences, “affiliate” and “subsidiary” shall have their respective meanings under 12 U.S.C. § 1813. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and its Subsidiaries are in compliance, and, since January 1, 2013 have complied, with all Environmental Laws.

4.12 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Huntington or any of its Subsidiaries is a party or by which Huntington or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Huntington, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Huntington Contract”), and neither Huntington nor any of its Subsidiaries knows of, or has received notice of, any violation of any Huntington Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, (i) each Huntington Contract is valid and binding on Huntington or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Huntington and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Huntington Contract, (iii) to the knowledge of Huntington, each third-party counterparty to each Huntington Contract has performed all obligations required to be performed by it to date under such Huntington Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Huntington or any of its Subsidiaries under any such Huntington Contract.

4.13 Agreements with Regulatory Agencies. Neither Huntington nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Huntington Disclosure Schedule, a “Huntington Regulatory Agreement”), nor has Huntington or any of its Subsidiaries been advised, in writing or, to the knowledge of Huntington, orally, since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Huntington Regulatory Agreement.

4.14 Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Huntington, to the knowledge of Huntington, since January 1, 2013, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Huntington and its Subsidiaries.

4.15 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Huntington or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Huntington or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Huntington Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Huntington), on the other hand, of the type required to be reported in any Huntington Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.16 State Takeover Laws. The Board of Directors of Huntington has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable Takeover Statutes.

4.17 Reorganization. Huntington has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18 Investment Securities.

(a) Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each of Huntington and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Huntington Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Huntington or its Subsidiaries. Such securities are valued on the books of Huntington in accordance with GAAP in all material respects.

(b) Huntington and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Huntington believes are prudent and reasonable in the context of their respective businesses, and Huntington and its Subsidiaries have, since January 1, 2013, been in compliance with such policies, practices and procedures in all material respects.

4.19 Opinion. Prior to the execution of this Agreement, Huntington has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Goldman, Sachs & Co. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to Huntington. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

4.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Huntington, any of its Subsidiaries or for the account of a customer of Huntington or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Huntington or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Huntington and each of its Subsidiaries have duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Huntington, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

4.21 Huntington Information. The information relating to Huntington and its Subsidiaries that is provided by Huntington or its representatives specifically for inclusion in (a) the Joint Proxy Statement, on the date it (or any amendment or supplement thereto) is first mailed to holders of FirstMerit Common Stock or at the time of the FirstMerit Meeting, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Huntington incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Huntington and its Subsidiaries and other portions within the reasonable control of Huntington and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Huntington with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of FirstMerit or its Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

4.22 Loan Portfolio.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, each outstanding Loan of Huntington and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Huntington and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, each outstanding Loan of Huntington and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Huntington and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) None of the agreements pursuant to which Huntington or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(d) There are no outstanding Loans made by Huntington or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Huntington or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither Huntington nor any of its Subsidiaries is now, nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.23 Financing. Huntington has, or will have available to it prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

4.24 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Huntington and Merger Sub in this Article IV, neither Huntington nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Huntington, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Huntington and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Huntington, Merger Sub nor any other person makes or has made any representation or warranty to FirstMerit or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Huntington, Merger Sub, any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Huntington and Merger Sub in this Article IV, any oral or written information presented to FirstMerit or any of its affiliates or representatives in the course of their due diligence investigation of Huntington, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Huntington and Merger Sub acknowledge and agree that neither FirstMerit nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the FirstMerit Disclosure Schedule), required by law or as consented to in writing by Huntington (such consent not to be unreasonably withheld, conditioned or delayed), (a) FirstMerit shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) each of Huntington and FirstMerit shall and shall cause its respective Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 FirstMerit Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the FirstMerit Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or binding regulatory guidance, FirstMerit shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Huntington (such consent not to be unreasonably withheld):

(a) in each case, other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of FirstMerit or any of its wholly owned Subsidiaries to FirstMerit or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any Subsidiary of FirstMerit);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by FirstMerit at a rate not in excess of $0.17 per share of FirstMerit Common Stock (except that if Huntington increases the rate of its regular quarterly dividends on Huntington Common Stock paid by it during any fiscal quarter after the date hereof relative to that paid by it during the immediately preceding fiscal quarter, FirstMerit shall be permitted to increase the rate of dividends on FirstMerit Common Stock paid by it during the same fiscal quarter by the same proportion, (or if not possible in the same quarter, in the next fiscal quarter with an appropriate “catch-up” adjustment to account for the amounts that would have been paid in the prior quarter) subject in all respects to any receipt of regulatory approval required in connection with such dividend increase), and any associated dividend equivalents for FirstMerit Equity Awards, (B) quarterly dividends payable on the FirstMerit Preferred Stock, (C) dividends paid by any of the Subsidiaries of FirstMerit to FirstMerit or any of its wholly owned Subsidiaries, (D) the acceptance of shares of FirstMerit Common Stock as payment for the exercise price of FirstMerit Stock Options or for withholding taxes incurred in connection with the exercise of FirstMerit Stock Options or the vesting or settlement of FirstMerit Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and the terms of the applicable award agreements, or (E) required dividends on the common stock of any FirstMerit Subsidiary);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except for the issuance of shares upon the exercise of FirstMerit Stock Options or the vesting or settlement of FirstMerit Equity Awards (and dividend equivalents thereon, if any) outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d) except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any investment that would be material to FirstMerit and its Subsidiaries on a consolidated basis either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of FirstMerit;

(e) (i) terminate, materially amend, or waive any material provision of, any FirstMerit Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a FirstMerit Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any FirstMerit Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any FirstMerit Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a FirstMerit Benefit Plan if in effect as of the date hereof), (ii) amend (whether in writing or through the interpretation of) any FirstMerit Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a FirstMerit Benefit Plan if in effect as of the date hereof), other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining such plan, program, policy or arrangements, (iii) increase the compensation payable to any current or former employee, officer, director, independent contractor or consultant, except for annual base salary or wage merit increases for employees in the ordinary course of business, consistent with past practice, that do not exceed 2.3% of the aggregate cost of all employee annual base salaries and wage rates in effect as of the date hereof, to be effective May 1, 2016, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee, independent contractor or consultant whose annual base salary or base wage is greater than $150,000, other than for cause, or (ix) hire any officer, employee, independent contractor or consultant whose annual base salary or base wage is greater than $150,000;

(g) except for debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $1,000,000 individually or $2,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by FirstMerit or any of its Subsidiaries in respect thereof) or would impose any material restriction on the business of it or its Subsidiaries or Huntington;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the FirstMerit Articles, the FirstMerit Code of Regulations, or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(j) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(m) (i) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit outside of the ordinary course of business consistent with past practice or inconsistent with, or in excess of the limitations contained in, FirstMerit’s loan policy; provided, that any consent from Huntington sought pursuant to this clause (m)(ii) shall not be unreasonably withheld and shall be given within two (2) business days after the relevant loan package is provided to Huntington; provided, further, that, if Huntington does not respond to any such request for consent within two (2) business days, such non-response shall be deemed to constitute consent pursuant to this clause (m)(ii);

(n) make, or commit to make, any capital expenditures in excess of $5,000,000 in the aggregate, other than as disclosed in FirstMerit’s capital expenditure budget set forth in Section 5.2(n) of the FirstMerit Disclosure Schedules;

(o) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(p) (i) make application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, (ii) other than in consultation with Huntington, make application for the closing of or close any branch or (iii) other than in consultation with Huntington, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $750,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $250,000;

(q) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of FirstMerit or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or the Requisite FirstMerit Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby;

(r) except for communications made in accordance with Section 6.7(e) and Section 6.14, make any written communications to the employees of FirstMerit or its Subsidiaries with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Huntington Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Huntington Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by law or binding regulatory guidance, Huntington shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of FirstMerit (such consent not to be unreasonably withheld):

(a) amend the Huntington Articles or the Huntington Bylaws in a manner that would materially and adversely affect the holders of FirstMerit Common Stock, or adversely affect the holders of FirstMerit Common Stock relative to other holders of Huntington Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Huntington or make, declare or pay any extraordinary dividend on any capital stock of Huntington;

(c) incur any indebtedness for borrowed money (other than indebtedness of Huntington or any of its wholly owned Subsidiaries to Huntington or any of its Subsidiaries) that would reasonably be expected to prevent Huntington or its Subsidiaries from assuming FirstMerit’s or its Subsidiaries’ outstanding indebtedness;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, in each case other than in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(e) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Huntington, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(f) merge or consolidate itself or any of its Significant Subsidiaries with any other person (i) where it or its Significant Subsidiary, as applicable, is not the surviving person or (ii) if the merger or consolidation is reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(g) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(h) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Huntington or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or the Requisite Huntington Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby;

(i) except for communications made in accordance with Section 6.7(e) and Section 6.14, make any written communications to the employees of FirstMerit or its Subsidiaries with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement; or

(j) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Huntington and FirstMerit shall promptly prepare and file with the SEC, no later than forty-five (45) days after of the date of this Agreement, the Joint Proxy Statement and Huntington shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The S-4 shall also, to the extent required under the Securities Act and the regulations promulgated thereunder, register the shares of New Huntington Preferred Stock that will be issued in the transaction. Each of Huntington and FirstMerit shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Huntington and FirstMerit shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Huntington shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and FirstMerit shall furnish all information concerning FirstMerit and the holders of FirstMerit Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in any event within forty-five (45) days after the date of this Agreement, Huntington and FirstMerit shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. Huntington and FirstMerit shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Bank Merger as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Entities for documents and information. Huntington and FirstMerit shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to FirstMerit or Huntington, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality (except any competitively sensitive business or other proprietary information (but not any confidential supervisory information) of FirstMerit that is necessary for Huntington to prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals; provided, that Huntington shall request confidential treatment of any such information, permit FirstMerit to control the defense of any challenge to such confidential treatment request and will not release any such information publicly pursuant to Freedom of Information Act requests or similar rules without FirstMerit’s consent). The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Huntington and FirstMerit shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Huntington, FirstMerit and their respective Subsidiaries.

(d) Huntington and FirstMerit shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Huntington, FirstMerit or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Huntington and FirstMerit agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the respective shareholders of FirstMerit or Huntington and at the time of the Huntington Meeting and the FirstMerit Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Huntington and FirstMerit further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Joint Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Joint Proxy Statement.

(e) Huntington and FirstMerit shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f) Without limiting the generality of this Section 6.1, FirstMerit shall, and shall cause its Subsidiaries to, reasonably cooperate with Huntington and its Subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Huntington in order to comply with the requirements of the Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programs.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Huntington and FirstMerit, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Huntington and FirstMerit shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Huntington nor FirstMerit nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Huntington’s or FirstMerit’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) FirstMerit shall, and shall cause its Subsidiaries to, on a monthly basis provide Huntington with an update on the matters set forth in Section 6.2(b) of the FirstMerit Disclosure Schedule.

(c) Each of Huntington and FirstMerit shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 15, 2015, between Huntington and FirstMerit (the “Confidentiality Agreement”).

(d) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 FirstMerit Shareholder Approval.

(a) FirstMerit shall take, in accordance with applicable law and the FirstMerit Articles and FirstMerit Code of Regulations, all actions necessary to convene a meeting of its shareholders (the “FirstMerit Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite FirstMerit Vote required in connection with this Agreement and the Merger. Except in the case of an Adverse Recommendation Change, the Board of Directors of FirstMerit shall use its reasonable best efforts to obtain from the shareholders of FirstMerit the Requisite FirstMerit Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they adopt and approve this Agreement and the transactions contemplated hereby. FirstMerit shall engage a proxy solicitor reasonably acceptable to Huntington to assist in the solicitation of proxies from shareholders relating to the Requisite FirstMerit Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of FirstMerit, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of FirstMerit may withhold or withdraw or modify in a manner adverse to Huntington its recommendation to its shareholders or may submit this Agreement to its shareholders without recommendation (each, an “Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of FirstMerit may communicate the basis for its Adverse Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of FirstMerit may not take any actions under this sentence unless (i) it gives Huntington at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of FirstMerit in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of FirstMerit takes into account any amendment or modification to this Agreement proposed by Huntington and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b) Except in the case of an Adverse Recommendation Change, FirstMerit shall adjourn or postpone the FirstMerit Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of FirstMerit Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, FirstMerit has not received proxies representing a sufficient number of shares necessary to obtain the Requisite FirstMerit Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the FirstMerit Meeting shall be convened and this Agreement shall be submitted to the shareholders of FirstMerit at the FirstMerit Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve FirstMerit of such obligation. FirstMerit shall only be required to adjourn or postpone the FirstMerit Meeting two (2) times pursuant to the first sentence of this Section 6.3(b).

6.4 Huntington Shareholder Approval.

(a) The Board of Directors of Huntington has resolved to recommend to Huntington’s stockholders that they approve the issuance of Huntington Common Stock in connection with the Merger, and will submit to its shareholders the proposed issuance of the Huntington Common Stock and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Huntington shall duly take, in accordance with applicable law, the Huntington Articles, and the Huntington Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Huntington Vote (the “Huntington Meeting”). The Board of Directors of Huntington will use its reasonable best efforts to obtain from its shareholders the Requisite Huntington Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement). Huntington shall engage a proxy solicitor reasonably acceptable to FirstMerit to assist in the solicitation of proxies from shareholders relating to the Requisite Huntington Vote. FirstMerit and Huntington shall cooperate to schedule and convene the FirstMerit Meeting and the Huntington Meeting on the same date.

(b) Huntington shall adjourn or postpone the Huntington Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Huntington Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Huntington has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Huntington Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Huntington Meeting shall be convened and this Agreement shall be submitted to the shareholders of Huntington at the Huntington Meeting, for the purpose of voting on the adoption of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Huntington of such obligation. Huntington shall only be required to adjourn or postpone the Huntington Meeting two (2) times pursuant to the first sentence of this Section 6.4(b).

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Huntington and FirstMerit shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by FirstMerit or Huntington or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.6 Stock Exchange Listing. Huntington shall cause the shares of Huntington Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance prior to the Effective Time, and the shares of the New Huntington Preferred Stock to be issued in the Second Step Merger to be approved for listing on the NYSE or the NASDAQ, subject to official notice of issuance prior to the Second Effective Time.

6.7 Employee Matters.

(a) Huntington shall provide the employees of FirstMerit and its Subsidiaries as of the Effective Time (the “Continuing Employees”), for so long as they are employed following the Effective Time, with the following: (i) during the period commencing at the Effective Time and ending on December 31, 2016, annual base salary or wages, as applicable, and target incentive opportunities (including equity-based awards) that are no less than the annual base salary or wages, as applicable, and target incentive opportunities in effect for each such employee immediately prior to the Effective Time, (ii) during the period commencing on January 1, 2017 and ending on the first anniversary of the Effective Time, annual base salary, wages and target incentive opportunities (including equity-based awards) that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its Subsidiaries, and (iii) during the period commencing at the Effective Time and ending on the first anniversary thereof, employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its Subsidiaries (excluding any frozen benefit plans of Huntington and its Subsidiaries or benefit plans that exclusively provide benefits to grandfathered employees of Huntington and its Subsidiaries); provided, that until such time as Huntington fully integrates the Continuing Employees into its plans, participation in the FirstMerit Benefit Plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Huntington on different dates following the Effective Time with respect to different benefit plans. For a period beginning at the Effective Time and continuing through the first anniversary thereof, Huntington or its Subsidiaries shall provide severance to each Continuing Employee of FirstMerit and its Subsidiaries pursuant to the terms and conditions of the severance plan or policy of FirstMerit and its Subsidiaries applicable to such Continuing Employees as of the date hereof (as set forth on Section 6.7(a) of the FirstMerit Disclosure Schedule); provided that (A) such severance shall be subject to the execution (and non-revocation) of a customary release of claims and (B) such severance may be paid in a lump sum.

(b) With respect to any employee benefit plans of Huntington or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Huntington and its Subsidiaries shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous FirstMerit Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a FirstMerit Benefit Plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous FirstMerit Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with FirstMerit and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous FirstMerit Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) Huntington agrees to assume and honor all FirstMerit Benefit Plans in accordance with their terms as of the date hereof, it being understood that this sentence shall not be construed to limit the ability of Huntington or any of its Subsidiaries or affiliates to amend or terminate any FirstMerit Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan.

(d) If requested by Huntington in writing at least twenty (20) business days prior to the Effective Time, FirstMerit shall cause any 401(k) plan sponsored or maintained by FirstMerit (the “FirstMerit 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. In the event that Huntington requests that any FirstMerit 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Huntington or one of its Subsidiaries (a “Huntington 401(k) Plan”). FirstMerit and Huntington shall take any and all actions as may be required, including amendments to the FirstMerit 401(k) Plan and/or Huntington 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Huntington 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. FirstMerit shall provide Huntington with evidence that the FirstMerit 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.7(d); provided, that prior to amending or terminating the FirstMerit 401(k) Plan, FirstMerit shall provide the form and substance of any applicable resolutions or amendments to Huntington for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).

(e) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party, and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of FirstMerit or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Company, FirstMerit, Huntington, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, FirstMerit, Huntington or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of FirstMerit or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any FirstMerit Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Huntington or any of its Subsidiaries or affiliates to amend, modify or terminate any particular FirstMerit Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of FirstMerit or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Huntington and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of FirstMerit and its Subsidiaries or fiduciaries of FirstMerit or any of its Subsidiaries under FirstMerit Benefit Plans (in each case, when acting in such capacity) (collectively, the “FirstMerit Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, (i) the fact that such person is or was a director, officer, employee or fiduciary of FirstMerit or any of its Subsidiaries or under any FirstMerit Benefit Plans or (ii) matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the consideration and approval of this Agreement and the consummation of the transactions contemplated by this Agreement; and Huntington and the Surviving Company shall also advance expenses as incurred by such FirstMerit Indemnified Party to the fullest extent permitted by applicable law; provided, that the FirstMerit Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such FirstMerit Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, Huntington shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by FirstMerit or its Subsidiaries and any similar policies covering fiduciaries under the FirstMerit Benefit Plans (provided, that Huntington may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of FirstMerit or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Huntington shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by FirstMerit for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Huntington shall cause to be maintained policies of insurance that, in Huntington’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, FirstMerit, in consultation with, but only upon the consent of Huntington, may (and at the request of Huntington, FirstMerit shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under FirstMerit’s existing directors’ and officers’ insurance policy and similar policy covering fiduciaries under the FirstMerit Benefit Plans providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed, on an annual basis, the Premium Cap. If a “tail policy” is purchased as provided above, Huntington shall maintain in full force and effect and not cancel such “tail policy”.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each FirstMerit Indemnified Party and his or her heirs and representatives. If Huntington, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, Huntington or the Surviving Company, as applicable, will cause proper provision to be made so that the successors and assigns of Huntington or the Surviving Company will expressly assume the obligations set forth in this Section 6.8. For the avoidance of doubt, to the extent required by any agreement previously entered into by FirstMerit in connection with a merger, acquisition or other business combination, the provisions of this Section 6.8 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by FirstMerit or any of its Subsidiaries.

(d) The obligations of the Surviving Company, Huntington and FirstMerit under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect any FirstMerit Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected FirstMerit Indemnified Party.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Huntington or the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the then current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.10 Advice of Changes. Huntington and FirstMerit shall each promptly advise the other party of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.11 Dividends. After the date of this Agreement, each of Huntington and FirstMerit shall coordinate with the other the declaration of any dividends in respect of Huntington Common Stock and FirstMerit Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of FirstMerit Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of FirstMerit Common Stock and any shares of Huntington Common Stock any such holder receives in exchange therefor in the Merger. In furtherance of the foregoing, (i) starting with the second quarter of 2016, the Board of Directors of FirstMerit shall cause its regular quarterly dividend record dates and payment dates for FirstMerit Common Stock to be similar to the regular quarterly dividend record dates and payment dates for Huntington Common Stock (i.e., FirstMerit shall move its dividend record and payment dates for the second quarter of 2016 to approximately March 18 and April 1, respectively) and (ii) the Board of Directors of Huntington shall thereafter and until the Effective Time or the termination of this Agreement, only pay dividends on the Huntington Common Stock on substantially the same record and payment date schedules as have been utilized in the past.

6.12 Corporate Governance; Commitments to the Community.

(a) Huntington shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of Huntington shall be increased by four (4), and four (4) current directors of FirstMerit to be selected by Huntington in consultation with FirstMerit shall be appointed as directors of Huntington (the “FirstMerit Directors”). Each of the FirstMerit Directors shall be given the opportunity to serve on at least one (1) committee of the Board of Directors of Huntington, with each applicable committee determination to be as recommended by Huntington’s Nominating and Corporate Governance Committee from time to time, for so long as each such FirstMerit Director is on the Board of Directors of Huntington; provided, that at least one FirstMerit Director shall be appointed to the Community Development Committee of the Board of Directors of Huntington. Unless any FirstMerit Director has died, resigned or been removed from the Board of Directors of Huntington, for at least the first two Huntington annual meetings after the Closing Date, the Board of Directors of Huntington shall (i) nominate the FirstMerit Directors for reelection to the Board of Directors of Huntington, (ii) recommend to the Huntington shareholders the election of the FirstMerit Directors and (iii) solicit proxies for the FirstMerit Directors to the same extent as it does for any of its other nominees to the Board of Directors of Huntington.

(b) On the Closing Date, Huntington shall invite all current members of the Board of Directors of FirstMerit other than the FirstMerit Directors to become members of Huntington’s existing Greater Akron-Canton Region Advisory Board (the “Advisory Board”), and shall cause all such individuals who accept such invitation to be elected or appointed as members of the Advisory Board. Such members of the Advisory Board who are not employees of Huntington or its Subsidiaries or members of the Board of Directors of Huntington will serve on the Advisory Board until at least the third (3rd) anniversary of the Closing Date or until their earlier death or resignation, during which period such members will receive compensation that shall not be less than the compensation received by the then current members of the Advisory Board.

(c) Prior to the Closing Date, Huntington shall establish a new Huntington charitable foundation (the “Foundation”), dedicated to grant making, charitable contributions and support in the city of Akron, Ohio. Over a period of ten (10) years following the Closing Date (the “Contribution Period”), Huntington shall ratably contribute to the Foundation an amount in cash equal to $20 million to support, in a manner consistent with Huntington’s giving charitable guidelines, community development and reinvestment, civic and charitable activities in the greater Akron area. There shall be three (3) initial members of the board of trustees of the Foundation selected by the Board of Directors of Huntington prior to the Closing Date, including one (1) member of the pre-Closing board of directors of Huntington and two (2) former FirstMerit directors domiciled in the greater Akron area who become Huntington directors at Closing. Huntington shall also contribute $5 million over the Contribution Period to The Huntington Foundation, dedicated to supporting community development and reinvestment, civic and charitable activities in the greater Canton, Ohio and Flint, Michigan areas.

(d) From and after the date hereof, the parties shall plan for the establishment of an operations/call center based in the city of Akron or a community with a Joint Economic Development Agreement with the city of Akron. Following the Effective Time, Huntington shall use its reasonable best efforts to (i) ensure that the operations/call center is fully operational no later than by the second anniversary of the Closing Date and (ii) no later than by the second anniversary of the Closing Date, maintain employment levels in Akron consistent with FirstMerit’s employment levels in Akron as of the Closing Date. In addition, Huntington will provide FirstMerit employees who would otherwise be terminated as a result of the Merger with priority access to job listings throughout all of Huntington’s and FirstMerit’s combined areas.

6.13 Acquisition Proposals.

(a) FirstMerit shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal; provided, that, prior to the receipt of the Requisite FirstMerit Vote, in the event FirstMerit receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, FirstMerit shall have provided such information to Huntington, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with FirstMerit. FirstMerit will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Huntington with respect to any Acquisition Proposal. FirstMerit will promptly (and in any event within one (1) business day) advise Huntington following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof

(including the material terms and conditions of and the identity of the person making such Acquisition Proposal), and will keep Huntington reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. FirstMerit shall use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Board of Directors of FirstMerit, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. During the term of this Agreement, FirstMerit shall not, and shall cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement, or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of FirstMerit and its Subsidiaries or 25% or more of any class of equity or voting securities of FirstMerit or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of any class of equity or voting securities of FirstMerit or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, or (iii) a merger, consolidation, share exchange or other business combination, reorganization involving FirstMerit or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of FirstMerit, except, in each case, any sale of whole loans and securitizations in the ordinary course of business and any bona fide internal reorganization.

(b) Nothing contained in this Agreement shall prevent FirstMerit or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to FirstMerit’s stockholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.14 Public Announcements. FirstMerit and Huntington shall each use their reasonable best efforts (a) to develop a joint communications plan, (b) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a Governmental Entity, (iii) communications that are substantially similar to communications previously approved pursuant to this Section 6.14, (iv) communications permitted by Section 6.3 or Section 6.13 or (v) an obligation pursuant to any listing agreement with or rules of any securities exchange, FirstMerit and Huntington agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.15 Change of Method. Huntington may at any time change the method of effecting the Mergers if and to the extent requested by Huntington, and FirstMerit agrees to enter into such amendments to this Agreement as Huntington may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Mergers with respect to FirstMerit’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

6.16 Restructuring Efforts. If either FirstMerit or Huntington shall have failed to obtain the Requisite FirstMerit Vote or the Requisite Huntington Vote at the duly convened FirstMerit Meeting or Huntington Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction contemplated by this Agreement (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this

Agreement, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders or (ii) adversely affect the Tax treatment of the Mergers with respect to FirstMerit’s shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its shareholders for approval or adoption.

6.17 Takeover Statutes. Neither FirstMerit nor Huntington shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each of Huntington and FirstMerit shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Huntington and FirstMerit will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18 Exemption from Liability Under Section 16(b). FirstMerit and Huntington agree that, in order to most effectively compensate and retain those officers and directors of FirstMerit subject to the reporting requirements of Section 16(a) of the Exchange Act (the “FirstMerit Insiders”), both prior to and after the Effective Time, it is desirable that FirstMerit Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of FirstMerit Common Stock and FirstMerit Equity Awards in the Merger and FirstMerit Preferred Stock in the Second Step Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. The Boards of Directors of Huntington and of FirstMerit, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly after the date of this Agreement, and in any event prior to (i) the Effective Time, take all such steps as may be necessary or appropriate to cause (x) any dispositions of FirstMerit Common Stock or FirstMerit Equity Awards and (y) any acquisitions of Huntington Common Stock and (ii) the Second Effective Time, take all such steps as may be necessary or appropriate to cause (x) any dispositions of FirstMerit Preferred Stock and (y) any acquisitions of New Huntington Preferred Stock, in each case pursuant to the transactions contemplated by this Agreement and by any FirstMerit Insiders who, immediately following the Merger, will be officers or directors of Huntington or of the Surviving Company subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.19 Litigation and Claims. Each of Huntington and FirstMerit shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Huntington or FirstMerit, as applicable, threatened against Huntington, FirstMerit or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Huntington, FirstMerit, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. FirstMerit shall give Huntington the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against FirstMerit and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Huntington’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.20 Assumption of FirstMerit Debt. Huntington agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Huntington, the Surviving Company or The Huntington National Bank (as the case may be), at or prior to the Second Effective Time or at or prior to the effective time for the Bank Merger for any debt of FirstMerit Bank, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of FirstMerit’s or the FirstMerit Bank’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.21 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Huntington, directly or indirectly, the right to control or direct the operations of FirstMerit or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give FirstMerit, directly or indirectly, the right to control or direct the operations of Huntington or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Huntington and FirstMerit shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the shareholders of FirstMerit by the Requisite FirstMerit Vote, and the Requisite Huntington Vote shall have been obtained.

(b) Stock Exchange Listing. The shares of Huntington Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, and the New Huntington Preferred Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE or the NASDAQ, in each case subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(e) Regulatory Approvals. All regulatory authorizations, consents, orders or approvals (x) from the Federal Banking Agencies, (y) required under the HSR Act, and (z) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transaction contemplated by this Agreement, including the Mergers and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington or the Surviving Company, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Huntington and Merger Sub. The obligation of Huntington and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Huntington, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of FirstMerit set forth in (i) Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) in Sections 3.1(a), 3.1(b) (with respect to Significant Subsidiaries only) and 3.3(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of FirstMerit set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on FirstMerit or the Surviving Company. Huntington shall have received a certificate signed on behalf of FirstMerit by the Chief Executive Officer and the Chief Financial Officer of FirstMerit to the foregoing effect.

(b) Performance of Obligations of FirstMerit. FirstMerit shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Huntington shall have received a certificate signed on behalf of FirstMerit by the Chief Executive Officer and the Chief Financial Officer of FirstMerit to such effect.

(c) Federal Tax Opinion. Huntington shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Huntington, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Huntington, FirstMerit, and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of FirstMerit. The obligation of FirstMerit to effect the Merger is also subject to the satisfaction or waiver by FirstMerit at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Huntington set forth in (i) Sections 4.2(a) and 4.8 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are insignificant) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) Sections 4.1(a), 4.1(b) (with respect to Significant Subsidiaries only), 4.2(c) and 4.3(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Huntington set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Huntington. FirstMerit shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer and the Chief Financial Officer of Huntington to the foregoing effect.

(b) Performance of Obligations of Huntington. Huntington shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and FirstMerit shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer and the Chief Financial Officer of Huntington to such effect.

(c) Federal Tax Opinion. FirstMerit shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to FirstMerit, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Huntington, Merger Sub, and FirstMerit, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of FirstMerit:

(a) by mutual consent of Huntington and FirstMerit in a written instrument;

(b) by either Huntington or FirstMerit if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Huntington or FirstMerit if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Huntington or FirstMerit (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of FirstMerit, in the case of a termination by Huntington, or Huntington, in the case of a termination by FirstMerit, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 or Section 7.3, as the case may be, and which is not cured within the earlier of the Termination Date and 45 days following written notice to FirstMerit, in the case of a termination by Huntington, or Huntington, in the case of a termination by FirstMerit, or by its nature or timing cannot be cured during such period; or

(e) by Huntington, if (i) prior to such time as the Requisite FirstMerit Vote is obtained, FirstMerit or the Board of Directors of FirstMerit (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3(a), or recommends to its shareholders an Acquisition Proposal other than the Merger, or (B) materially breaches its obligations under Section 6.3 or Section 6.13; or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of

FirstMerit Common Stock is commenced (other than by Huntington or a Subsidiary thereof), and the Board of Directors of FirstMerit recommends that the shareholders of FirstMerit tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Huntington or FirstMerit as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Huntington, FirstMerit, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(c) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Huntington nor FirstMerit shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement (which, in the case of FirstMerit, shall include the loss to the holders of FirstMerit Common Stock of the economic benefits of the Merger, including the loss of the premium offered to the shareholders of FirstMerit).

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of FirstMerit or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) a bona fide Acquisition Proposal with respect to FirstMerit and (A) thereafter this Agreement is terminated by either Huntington or FirstMerit pursuant to Section 8.1(c) without the Requisite FirstMerit Vote having been obtained or (B) thereafter this Agreement is terminated by Huntington pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, FirstMerit enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then, if such transaction is consummated, FirstMerit shall, on the date of consummation of such transaction, pay Huntington, by wire transfer of same day funds, a fee equal to $100,600,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(a)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Huntington pursuant to Section 8.1(e), then FirstMerit shall pay Huntington, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).

(b) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by FirstMerit under this Section 8.2 shall be equal to the Termination Fee. In no event shall FirstMerit be required to pay the Termination Fee on more than one occasion.

(c) Each of Huntington and FirstMerit acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if FirstMerit fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Huntington commences a suit which results in a judgment against FirstMerit for the Termination Fee or any portion thereof, FirstMerit shall pay the costs and expenses of Huntington (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if FirstMerit fails to pay the amounts payable pursuant to this Section 8.2, then FirstMerit shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by FirstMerit pursuant to Section 8.2(a)(i) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach, shall be the sole monetary remedy of Huntington in the event of a termination of this Agreement specified in such section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of FirstMerit; provided, however, that after the adoption of this Agreement by the shareholders of FirstMerit or Huntington, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the shareholders of FirstMerit or Huntington, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except (i) with respect to costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Huntington and FirstMerit, (ii) with respect to costs and expenses of all filing and other fees in connection with any filing under the HSR Act, which shall be borne by Huntington and (iii) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to FirstMerit, to:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attention:         Paul G. Greig,

                          Chairman, President and CEO

Facsimile:         330-849-8722; and

                          Carlton E. Langer

                          EVP, Chief Legal Officer and Corporate Secretary

Facsimile:         330-384-7271

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:         H. Rodgin Cohen, Mark J. Menting, and

                          Jared M. Fishman

Facsimile:         (212) 291-9028

and

if to Huntington or to Merger Sub, to:

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Attention:         Richard A. Cheap, Esq., General Counsel and Secretary

Facsimile:         (614) 480-5485

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Attention:         Edward D. Herlihy, Nicholas G. Demmo, and Mark F. Veblen

Facsimile:         (212) 403-2000

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of FirstMerit means the actual knowledge of any of the officers of FirstMerit listed on Section 9.6 of the FirstMerit Disclosure Schedule, and the “knowledge” of

Huntington means the actual knowledge of any of the officers of Huntington listed on Section 9.6 of the Huntington Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Columbus, Ohio or Akron, Ohio are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The FirstMerit Disclosure Schedule and the Huntington Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of FirstMerit shall be subject to the laws of the State of Ohio and matters relating to the fiduciary duties of the Board of Directors of Huntington shall be subject to the laws of the State of Maryland).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each FirstMerit Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a

“.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
Name: Stephen D. Steinour Title: Chairman, President and Chief Executive Officer

FIRSTMERIT CORPORATION

By:	/s/ Paul G. Greig
Name: Paul G. Greig Title: Chairman, President & CEO

WEST SUBSIDIARY CORPORATION

By:	/s/ Howell D. McCullough III
Name: Howell D. McCullough III Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A TO ANNEX A

BANK MERGER AGREEMENT

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER OF FIRSTMERIT BANK, NATIONAL ASSOCIATION

WITH AND INTO

THE HUNTINGTON NATIONAL BANK

This Agreement and Plan of Merger (this “Agreement”), dated as of January 25, 2016, is made by and between The Huntington National Bank, a national bank, and FirstMerit Bank, National Association, a national bank (“FirstMerit Bank”).

WITNESSETH:

WHEREAS, The Huntington National Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Columbus, Ohio, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), has authorized capital stock consisting of (a) 4,000,000 shares of common stock, par value $10 per share, of which 4,000,000 shares of common stock are issued and outstanding as of the date hereof; and (b) 16,900,000 shares of preferred stock, of which 500,000 shares are designated Class B preferred stock, par value $1,000 per share, 2,000,000 shares are designated Class C preferred stock, par value $25 per share, 14,000,000 shares are designated Class D preferred stock, par value $25 per share and 400,000 shares are designated Class E preferred stock, par value $1,000 per share, of which no shares are issued and outstanding as of the date hereof;

WHEREAS, FirstMerit Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in Akron, Ohio, all the issued and outstanding capital stock of which is owned as of the date hereof directly by FirstMerit Corporation, an Ohio corporation (“FirstMerit”), has authorized capital stock consisting of 6,000,000 shares of common stock, par value $10.00 per share, of which 2,417,900 shares of common stock are issued and outstanding as of the date hereof, and 1,100 shares of preferred stock, original issue price of $100,000.00 per share, of which no shares of preferred stock are issued and outstanding as of the date hereof;

WHEREAS, Huntington, FirstMerit, and West Subsidiary Corporation, an Ohio corporation and direct, wholly owned subsidiary of Huntington (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of January 25, 2016 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, (i) Merger Sub will merge with and into FirstMerit, with FirstMerit surviving the merger as the surviving corporation and continuing as the direct parent of FirstMerit Bank (the “Merger”) and (ii) as soon as practicable following the Merger, FirstMerit will merge with and into Huntington, with Huntington surviving the merger as the surviving corporation and as the direct parent of FirstMerit Bank (the “Second Step Merger”, and collectively with the “Merger”, the “Mergers”);

WHEREAS, contingent upon the Mergers, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of FirstMerit Bank with and into The Huntington National Bank, with The Huntington National Bank surviving the merger (the “Bank Merger”); and

WHEREAS, the board of directors of The Huntington National Bank and the board of directors of FirstMerit Bank deem the Bank Merger desirable and in the best interests of their respective banks, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

A-A-1

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

Section 1.01 The Bank Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), FirstMerit Bank shall be merged with and into The Huntington National Bank in accordance with the provisions of 12 U.S.C. § 215a and 12 U.S.C. § 1828(c). At the Effective Time, the separate existence of FirstMerit Bank shall cease, and The Huntington National Bank, as the surviving entity (the “Surviving Bank”), shall continue its existence under the laws of the United States as a national banking association. All rights, franchises, and interests of FirstMerit Bank in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer. The Surviving Bank, upon the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by FirstMerit Bank at the time of the Bank Merger, subject to applicable provisions of 12 U.S.C. § 215a. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time of the Bank Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of FirstMerit Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of The Huntington National Bank or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.

Section 1.02 Closing. The closing of the Bank Merger will take place immediately following the Second Step Merger or at such other time and date as Huntington may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Section 1.03 Effective Time. Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certification of merger by the Office of the Comptroller of the Currency (“OCC”) (such date and time being herein referred to as the “Effective Time”).

Section 1.04 Articles of Association and By-laws. The national bank charter, articles of association and bylaws of The Huntington National Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.05 Board of Directors. At the Effective Time, the board of directors of the Surviving Bank shall consist of those persons serving as directors of The Huntington National Bank immediately prior to the Effective Time.

Section 1.06 Officers. At the Effective Time, the officers of The Huntington National Bank shall continue to serve in their respective capacity as officers of the Surviving Bank. The board of directors of the Surviving Bank or an appropriately authorized committee thereof may appoint certain officers of FirstMerit Bank selected at its sole discretion as officers of the Surviving Bank, and such officers shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the board of directors of the Surviving Bank or an appropriately authorized committee thereof.

A-A-2

Section 1.07 Name and Main Office. The name of the Surviving Bank shall be “The Huntington National Bank” and the main office of the Surviving Bank shall be at 17 South High Street, Columbus, Ohio 43215.

Section 1.08 Tax Treatment. It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

ARTICLE II

CONSIDERATION

Section 2.01 Effect on FirstMerit Bank Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of FirstMerit Bank, all shares of FirstMerit Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.02 Effect on The Huntington National Bank Capital Stock. Each share of The Huntington National Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

ARTICLE III

COVENANTS

Section 3.01 During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE IV

CONDITIONS PRECEDENT

Section 4.01 The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a.	The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

b.	The Mergers shall have been consummated in accordance with the terms of the Merger Agreement.

c.	No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

d.	This Agreement shall have been ratified and confirmed by the sole shareholder of each of The Huntington National Bank and FirstMerit Bank.

A-A-3

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.01 Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement.

Section 5.02 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

Section 6.01 Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Section 6.02 Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 6.03 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to The Huntington National Bank, to:

The Huntington National Bank

41 South High Street

Columbus, Ohio 43287

Attention:         Richard A. Cheap, Esq.,

                          General Counsel and Secretary

Facsimile:        (614) 480-5485

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Attention:         Edward D. Herlihy, Nicholas G. Demmo, and Mark F. Veblen

Facsimile:        (212) 403-2000

A-A-4

If to FirstMerit Bank, to:

FirstMerit Corporation

III Cascade Plaza

Akron, Ohio 44308

Attention:         Paul G. Greig,

                          Chairman, President and CEO

Facsimile:        330-849-8722; and

                          Carlton E. Langer

                          EVP, Chief Legal Officer and Corporate Secretary

Facsimile:        330-384-7271

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:         H. Rodgin Cohen, Mark J. Menting, and Jared M. Fishman

Facsimile:        (212) 291-9028

Section 6.04 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

Section 6.05 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 6.06 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 6.07 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

Section 6.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.08 shall be null and void.

A-A-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

FIRSTMERIT BANK, NATIONAL ASSOCIATION

/s/ Paul G. Greig
By:	Paul G. Greig
Title:	Chairman, President and
Chief Executive Officer

THE HUNTINGTON NATIONAL BANK

/s/ Stephen D. Steinour
By:	Stephen D. Steinour
Title:	Chairman, President and
Chief Executive Officer

[Signature Page to Bank Merger Agreement]

ANNEX B – OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

January 25, 2016

Board of Directors

Huntington Bancshares Incorporated

41 South High Street

Columbus, OH 43287

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Huntington Bancshares Incorporated (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for each share of common stock, no par value (the “FirstMerit Common Stock”), of FirstMerit Corporation (“FirstMerit”) pursuant to the Agreement and Plan of Merger, dated as of January 25, 2016 (the “Agreement”), by and among the Company, West Subsidiary Corporation (“Merger Sub”) and FirstMerit. Pursuant to the Agreement, Merger Sub will be merged with and into First Merit and each outstanding share of FirstMerit Common Stock will be converted into $5.00 in cash (the “Cash Consideration”) and 1.72 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company (the “Stock Consideration;” taken together with the Cash Consideration, the “Aggregate Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, FirstMerit and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of 2.200% Senior Notes due 2019 (aggregate principal amount $500,000,000) by The Huntington National Bank (the “Company Bank”), a subsidiary of the Company, in February 2014; as book manager with respect to a public offering of Floating Rate Notes due 2017 and 1.375% Senior Notes due 2017 (aggregate principal amount $750,000,000) by the Company Bank in April 2014; as book manager with respect to a public offering of 2.000% Senior Notes due 2018 (aggregate principal amount $750,000,000) by the Company Bank in June 2015; as book manager with respect to a public offering of 2.875% Senior Notes due 2020 (aggregate principal amount $500,000,000) by the Company Bank in August 2015; and as book manager with respect to a public offering of 2.200% Medium Term Notes due 2018 (aggregate principal amount $750,000,000) by the Company Bank in October 2015. We also have provided certain financial advisory and/or underwriting services to FirstMerit and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of 4.270% Subordinated Notes due 2026 (aggregate principal amount $250,000,000) of FirstMerit Bank N.A., a subsidiary of FirstMerit, in November 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, FirstMerit and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Huntington Bancshares Incorporated

January 25, 2016

Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and FirstMerit for the five years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and FirstMerit; certain other communications from the Company and FirstMerit to their respective stockholders; certain publicly available research analyst reports for the Company and FirstMerit; financial results for FirstMerit for the quarterly period ending, and as of, December 31, 2015 provided by its management; certain internal financial analyses and forecasts for FirstMerit prepared by its management; and certain internal financial analyses and forecasts for the Company, certain financial analyses and forecasts for FirstMerit on a stand-alone basis and certain financial analyses and forecasts for FirstMerit giving effect to the Transaction, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and FirstMerit regarding their assessment of the past and current business operations, financial condition and future prospects of FirstMerit and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of FirstMerit Common Stock; compared certain financial and stock market information for the Company and FirstMerit with similar for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or FirstMerit or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto and, accordingly, we have assumed that such allowances and marks are in the aggregate adequate to cover such losses. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or FirstMerit or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for each share of FirstMerit Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or

Board of Directors

Huntington Bancshares Incorporated

January 25, 2016

Page Three

amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FirstMerit, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for each share of FirstMerit Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or FirstMerit or the ability of the Company or FirstMerit to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for each share of FirstMerit Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX C – OPINION OF SANDLER O’NEILL & PARTNERS, L.P.

January 25, 2016

Board of Directors

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, OH 44308

Ladies and Gentlemen:

FirstMerit Corporation (“FirstMerit”), Huntington Bancshares Incorporated (“Huntington”) and a newly formed corporation and wholly-owned subsidiary of Huntington (“Merger Sub”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth in the Agreement, merge with and into FirstMerit with FirstMerit being the surviving corporation (the “Merger”), and (ii) as soon as reasonably practicable thereafter, FirstMerit will merge with and into Huntington with Huntington being the surviving corporation (the “Second Step Merger”, and together with the Merger, the “Mergers”). Pursuant to the terms of the Agreement, upon the effective time of the Merger, each share of FirstMerit common stock, no par value, issued and outstanding immediately prior to the effective time of the Merger (“FirstMerit Common Stock”), except for certain shares of FirstMerit Common Stock as specified in the Agreement, shall be converted into the right to receive, without interest, (a) 1.7200 shares of Huntington common stock, $0.01 par value per share (the “Per Share Stock Consideration”), and (b) $5.00 in cash (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Mergers are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of FirstMerit Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 24, 2016; (ii) certain publicly available financial statements and other historical financial information of FirstMerit that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Huntington that we deemed relevant; (iv) publicly available consensus median analyst earnings per share estimates for FirstMerit for the years ending December 31, 2016 and December 31, 2017 as well as an estimated internal projected earnings growth rate for the years thereafter, as provided by and discussed with the senior management of FirstMerit; (v) publicly available consensus median analyst earnings per share estimates for Huntington for the years ending December 31, 2016 and December 31, 2017 as well as an estimated internal projected earnings per share estimates for the years thereafter, as provided by and discussed with the senior management of Huntington; (vi) the pro forma financial impact of the Mergers on Huntington based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, a core deposit intangible asset, deposit divestitures and the issuance of $1.3 billion of floating rate debentures, as provided by the senior management of Huntington; (vii) the publicly reported historical price and trading activity for FirstMerit and Huntington common stock, including a comparison of certain stock market information for FirstMerit and Huntington common stock and certain stock indices as well as publicly available information for certain other similar commercial banks the securities of which are publicly traded; (viii) a comparison of certain financial information for FirstMerit and Huntington with similar commercial banks for which publicly available information is available; (ix) the financial terms of certain recent mergers and business combinations in the commercial banking industry on a national basis, to the extent publicly available; (x) the current market environment generally and in the commercial banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of FirstMerit the business, financial condition, results of operations and prospects of FirstMerit and held similar discussions with certain members of the senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by FirstMerit or Huntington, or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied, at the direction of FirstMerit, without independent verification or investigation, on the assessments of the management of FirstMerit as to its existing and future relationships with key employees and partners, clients, products and services and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further relied on the assurances of the respective managements of FirstMerit and Huntington that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FirstMerit or Huntington, or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of FirstMerit or Huntington. We did not make an independent evaluation of the adequacy of the allowance for loan losses of FirstMerit or Huntington, or the combined entity after the Mergers, and we have not reviewed any individual credit files relating to FirstMerit or Huntington. We have assumed, with your consent, that the respective allowances for loan losses for both FirstMerit and Huntington are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available consensus median analyst earnings per share estimates for FirstMerit for the years ending December 31, 2016 and December 31, 2017 as well as an estimated internal projected earnings growth rate for the years thereafter, as provided by and discussed with the senior management of FirstMerit, as well as publicly available consensus median analyst earnings per share estimates for Huntington for the years ending December 31, 2016 and December 31, 2017 as well as an estimated internal projected earnings growth rate for the years thereafter, as provided by and discussed with the senior management of Huntington. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, a core deposit intangible asset, deposit divestitures and the issuance of $1.3 billion of floating rate debentures, as provided by and confirmed with the senior management of Huntington. With respect to the foregoing information, the respective managements of FirstMerit and Huntington confirmed to us that such information reflected (or, in the case of the publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements of the future financial performance of FirstMerit and Huntington and we assumed that such performance would be achieved. We express no opinion as to such estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in FirstMerit’s or Huntington’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that FirstMerit and Huntington will remain as going concerns for all periods relevant to our analyses.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply with all the material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are, subject to the standards contained therein, true and correct, that each of the parties to such agreements will timely perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, in each case to the extent such is material to our analyses and this opinion, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Mergers and the Bank Merger, no delay, limitation, restriction or condition will be imposed that would, individually or in the aggregate, have a Material Adverse Effect on FirstMerit, Huntington or the contemplated benefits of the Mergers or any related transaction, (iii) the Mergers and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Mergers will qualify as a reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting or tax matters relating to the Mergers or any other transactions contemplated in connection therewith.

Our analyses and opinion are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of FirstMerit Common Stock or Huntington common stock at any time or what the value of Huntington common stock will be once it is actually received by the holders of FirstMerit Common Stock.

We have acted as FirstMerit’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee becoming payable to us upon closing of the Merger. FirstMerit has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, we have provided certain other investment banking services to FirstMerit and received fees for such services. In addition, in the two years preceding the date of this opinion, we have provided certain investment banking services to Huntington and received fees for such services, all of which have previously been disclosed to you. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FirstMerit, Huntington and their respective affiliates. We may also actively trade the equity and debt securities of FirstMerit and Huntington or their respective affiliates for our own account and for the accounts of our customers.

This letter is directed to the Board of Directors of FirstMerit in connection with its consideration of the Agreement and Merger and does not constitute a recommendation to any shareholder of FirstMerit as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of FirstMerit Common Stock and does not address the underlying business decision of FirstMerit to engage in the Merger, the form or structure of the Merger and/or other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for FirstMerit, or the effect of any other transaction in which FirstMerit might engage or any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of FirstMerit. We also do not express any opinion as to the amount or nature of the compensation to be received in the Merger, and/or other transactions contemplated by the Agreement, if any, by any FirstMerit or Huntington officer, director or employee, or any class of such persons, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of FirstMerit Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX D – OHIO GENERAL CORPORATION LAW § 1701.85

§ 1701.85. Dissenting shareholders – compliance with section – fair cash value of shares.

(A)

(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal.

(3) Not later than twenty days before the date of the meeting at which the proposal will be submitted to the shareholders, the corporation may notify the corporation’s shareholders that relief under this section is available. The notice shall include or be accompanied by all of the following:

(a) A copy of this section;

(b) A statement that the proposal can give rise to rights under this section if the proposal is approved by the required vote of the shareholders;

(c) A statement that the shareholder will be eligible as a dissenting shareholder under this section only if the shareholder delivers to the corporation a written demand with the information provided for in division (A)(4) of this section before the vote on the proposal will be taken at the meeting of the shareholders and the shareholder does not vote in favor of the proposal.

(4) If the corporation delivers notice to its shareholders as provided in division (A)(3) of this section, a shareholder electing to be eligible as a dissenting shareholder under this section shall deliver to the corporation before the vote on the proposal is taken a written demand for payment of the fair cash value of the shares as to which the shareholder seeks relief. The demand for payment shall include the shareholder’s address, the number and class of such shares, and the amount claimed by the shareholder as the fair cash value of the shares.

(5) If the corporation does not notify the corporation’s shareholders pursuant to division (A)(3) of this section, not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(6) If a signatory, designated and approved by the dissenting shareholder, executes the demand, then at any time after receiving the demand, the corporation may make a written request that the dissenting shareholder provide evidence of the signatory’s authority. The shareholder shall provide the evidence within a reasonable time but not sooner than twenty days after the dissenting shareholder has received the corporation’s written request for evidence.

(7) The dissenting shareholder entitled to relief under division (A)(3) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (A)(5) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A) (4) of this section.

(8) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(9) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter

2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C)

(1) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, both of the following shall be excluded:

(a) Any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders;

(b) Any premium associated with control of the corporation, or any discount for lack of marketability or minority status.

(2) For the purposes of this section, the fair cash value of a share that was listed on a national securities exchange at any of the following times shall be the closing sale price on the national securities exchange as of the applicable date provided in division (C)(1) of this section:

(a) Immediately before the effective time of a merger or consolidation;

(b) Immediately before the filing of an amendment to the articles of incorporation as described in division (A) of section 1701.74 of the Revised Code;

(c) Immediately before the time of the vote described in division (A)(1)(b) of section 1701.76 of the Revised Code.

(D)

(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Huntington’s charter contains such a provision which eliminates such liability to the maximum extent permitted by the MGCL.

Huntington’s charter and bylaws provide that it shall indemnify its directors to the fullest extent under the general laws of the State of Maryland now or hereafter in force, including the advance of expenses to directors subject to procedures provided by such laws, its officers to the same extent it shall indemnify its directors, and its officers who are not directors to such further extent as shall be authorized by the Huntington board of directors and be consistent with Maryland law.

Section 2-418 of the MGCL provides, in substance, that a corporation may indemnify any present or former director or officer or any individual who, while a director or officer of the corporation and at the request of the corporation, has served another enterprise as a director, officer, partner, trustee, employee or agent who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is proved that the act or omission of the director or officer (a) was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property, or services; or, (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director or officer may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director or officer shall have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit (except as described below).

Termination of any proceeding by judgment, order or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority of a quorum of directors not at the time parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors (or a committee thereof); or (3) by the stockholders (other than stockholders who are also directors or officers who are parties to the proceeding).

Section 2-418 provides that a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction upon application of a director or officer and such notice as the court shall require may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court shall order indemnification, in which case the director or officer shall be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, shall be limited to expenses.

The reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director or officer of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director or officer to repay the amount if it shall be ultimately determined that the standard of conduct has not been met.

The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director or officer may be entitled both as to action in his or her official capacity and as to action in another capacity while holding such office.

Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee or agent of another corporation or legal entity or of an employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.

Subject to certain exceptions, the directors and officers of Huntington and its affiliates are insured (subject to certain maximum amounts and deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers or while acting in their capacities as fiduciaries in the administration of certain of Huntington’s employee benefit programs. Huntington is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 25, 2016, by and among Huntington Bancshares Incorporated, FirstMerit Corporation, and West Subsidiary Corporation (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)*

3.1	Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3(i) to Huntington Bancshares Incorporated’s Form 10-K for the year ended December 31, 1993)

3.2	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on May 31, 2007)

3.3	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on May 7, 2008)

3.4	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on April 27, 2010)

3.5	Articles Supplementary of Huntington Bancshares Incorporated, as of April 22, 2008 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on April 22, 2008)

3.6	Articles Supplementary of Huntington Bancshares Incorporated, as of April 22, 2008 (incorporated by reference to Exhibit 3.2 to Huntington Bancshares Incorporated’s Form 8-K filed on April 22, 2008)

Exhibit No.	Description

3.7	Articles Supplementary of Huntington Bancshares Incorporated, as of November 12, 2008 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on November 12, 2008)

3.8	Articles Supplementary of Huntington Bancshares Incorporated, as of December 31, 2006 (incorporated by reference to Exhibit 3.4 to Huntington Bancshares Incorporated’s Form 10-K filed on February 22, 2007)

3.9	Articles Supplementary of Huntington Bancshares Incorporated, as of December 28, 2011 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on December 28, 2011)

3.10	Amended and Restated Bylaws of Huntington Bancshares Incorporated, as of July 16, 2014 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on July 17, 2014)

4.1	Instruments defining the Rights of Security Holders — reference is made to Articles Fifth, Eighth, and Tenth of Articles of Restatement of Charter, as amended and supplemented.

4.2	Form of Articles Supplementary of Huntington Bancshares Incorporated**

4.3	Huntington Bancshares Incorporated will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.

5.1	Opinion of Venable LLP regarding the validity of the securities to be issued**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

8.2	Opinion of Sullivan & Cromwell LLP regarding certain tax matters**

23.1	Consent of Venable LLP (included in Exhibit 5.1)**

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)**

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)**

23.4	Consent of PricewaterhouseCoopers LLP (with respect to Huntington Bancshares Incorporated)

23.5	Consent of Deloitte & Touche LLP (with respect to Huntington Bancshares Incorporated)

23.6	Consent of Ernst & Young LLP (with respect to FirstMerit Corporation)

24.1	Power of Attorney

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Sandler O’Neill & Partners, L.P.

99.3	Form of proxy of Huntington Bancshares Incorporated**

99.4	Form of proxy of FirstMerit Corporation**

*	Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Huntington Bancshares Incorporated agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
**	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio, on March 4, 2016.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
	Name:	Stephen D. Steinour
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 4, 2016.

Signature	Title

/s/ Stephen D. Steinour	Chairman, President, Chief Executive Officer, and Director (Principal Executive Officer)
Stephen D. Steinour

/s/ Howell D. McCullough III	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)
Howell D. McCullough III

/s/ David S. Anderson	Executive Vice President and Controller (Principal Accounting Officer)
David S. Anderson

*	Director
Ann B. Crane

*	Director
Steven G. Elliott

*	Director
Michael J. Endres

*	Director
John B. Gerlach, Jr.

*	Director
Peter J. Kight

*	Director
Jonathan A. Levy

*	Director
Eddie R. Munson

*	Director
Richard W. Neu

Signature	Title

*	Director
David L. Porteous

*	Director
Kathleen H. Ransier

*By	/s/ Richard A. Cheap
Richard A. Cheap
Attorney-in-Fact
March 4, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 25, 2016, by and among Huntington Bancshares Incorporated, FirstMerit Corporation, and West Subsidiary Corporation (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)*

3.1	Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3(i) to Huntington Bancshares Incorporated’s Form 10-K for the year ended December 31, 1993)

3.2	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on May 31, 2007)

3.3	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on May 7, 2008)

3.4	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on April 27, 2010)

3.5	Articles Supplementary of Huntington Bancshares Incorporated, as of April 22, 2008 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on April 22, 2008)

3.6	Articles Supplementary of Huntington Bancshares Incorporated, as of April 22, 2008 (incorporated by reference to Exhibit 3.2 to Huntington Bancshares Incorporated’s Form 8-K filed on April 22, 2008)

3.7	Articles Supplementary of Huntington Bancshares Incorporated, as of November 12, 2008 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on November 12, 2008)

3.8	Articles Supplementary of Huntington Bancshares Incorporated, as of December 31, 2006 (incorporated by reference to Exhibit 3.4 to Huntington Bancshares Incorporated’s Form 10-K filed on February 22, 2007)

3.9	Articles Supplementary of Huntington Bancshares Incorporated, as of December 28, 2011 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on December 28, 2011)

3.10	Amended and Restated Bylaws of Huntington Bancshares Incorporated, as of July 16, 2014 (incorporated by reference to Exhibit 3.1 to Huntington Bancshares Incorporated’s Form 8-K filed on July 17, 2014)

4.1	Instruments defining the Rights of Security Holders — reference is made to Articles Fifth, Eighth, and Tenth of Articles of Restatement of Charter, as amended and supplemented.

4.2	Form of Articles Supplementary of Huntington Bancshares Incorporated**

4.3	Huntington Bancshares Incorporated will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.

5.1	Opinion of Venable LLP regarding the validity of the securities to be issued**

8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters**

8.2	Opinion of Sullivan & Cromwell LLP regarding certain tax matters**

Exhibit No.	Description

23.1	Consent of Venable LLP (included in Exhibit 5.1)**

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)**

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)**

23.4	Consent of PricewaterhouseCoopers LLP (with respect to Huntington Bancshares Incorporated)

23.5	Consent of Deloitte & Touche LLP (with respect to Huntington Bancshares Incorporated)

23.6	Consent of Ernst & Young LLP (with respect to FirstMerit Corporation)

24.1	Power of Attorney

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Sandler O’Neill & Partners, L.P.

99.3	Form of proxy of Huntington Bancshares Incorporated**

99.4	Form of proxy of FirstMerit Corporation**

*	Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Huntington Bancshares Incorporated agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
**	To be filed by amendment.